

2025 ANNUAL REPORT

Cummins Inc.

Chair's Letter

Notice of 2026 Annual Meeting

Proxy Statement

Form 10-K

FINANCIAL SUMMARY

Selected financial highlights *$ in millions, except per share data*	2025[1]	2024[2]	Change
Net sales	33,670	34,102	(1%)
Gross margin	8,516	8,439	1%
Equity, royalty and interest income from investees	469	395	19%
Earnings before interest, taxes, depreciation and amortization (EBITDA)[4]	5,385	6,326	(15%)
Net income attributable to Cummins Inc.	2,843	3,946	(28%)
Net earnings per share attributable to Cummins Inc.:			
Basic	20.62	28.55	(28%)
Diluted	20.50	28.37	(28%)
Cash dividends declared per share	7.64	7.00	9%
Balance sheet data			
Cash and cash equivalents	2,845	1,671	
Working capital	7,315	3,518	
Property, plant and equipment, net	6,958	6,356	
Total assets	33,992	31,540	
Long-term debt	6,792	4,784	
Total equity	13,408	11,308	
Other data			
Cash flow from operating activities	3,621	1,487	
Capital expenditures	1,235	1,208	
Depreciation and amortization (Income Statement)	1,093	1,053	
EBITDA margin (%)[4]	16.0%	18.6%	
Return on invested capital[5]	16%	24%	



Net sales ($ in billions)

2025	$33.7
2024	$34.1
2023	$34.1

Diluted earnings per share ($)

2025[1]	$20.50
2024[2]	$28.37
2023[3]	$5.15

Equity, royalty and interest income from investees ($ in millions)

2025	$469
2024[2]	$395
2023	$483

EBITDA margin (%)[4]

2025[1]	16.0%
2024[2]	18.6%

Cash flow from operating activities ($ in millions)

2025[1]	$3,621
2024[2]	$1,487
2023[3]	$3,966

Return on invested capital (%)[5]

2025[1]	16%
2024[2]	24%
2023[3]	6%

[1] *All 2025 data includes costs related to Accelera charges.*

[2] *All 2024 data includes the net benefit associated with the separation of Atmus, costs related to the Accelera reorganization, and costs related to restructuring expenses.*

[3] *All 2023 data includes the costs related to the agreement to resolve U.S. regulatory claims, costs associated with the separation of Atmus, and costs associated with the voluntary retirement and separation program.*

[4] *EBITDA is a non-GAAP measure defined as earnings or losses before interest expense, income taxes, depreciation and amortization and noncontrolling interests.*

[5] *The return on invested capital is a non-GAAP Measure - invested capital excludes noncontrolling interests, defined benefit postretirement plans.*

Letter from our Chair and Chief Executive Officer

To our Cummins shareholders,

As Chair and CEO, I am proud to share how Cummins performed in 2025 and how we are positioning the company for the years ahead. This past year required steady leadership, thoughtful decision-making and a continued focus on what matters most – delivering innovative and dependable products and services for our customers, continuing to invest in the development of our people and driving sustainable long-term returns for our shareholders. Grounded in our long-standing values, the progress we made reflects both the strength of our multi-solution strategy, the capability of our people, and our ability to adapt and innovate in a changing world.

Executing with purpose in a changing world

For the year, Cummins generated $33.7 billion in revenue and $5.4 billion in EBITDA, representing 16.0 percent of sales. These results reflect the strength of our diversified portfolio across geographies, end markets and technologies, as well as cost discipline and operational efficiency across our businesses. Despite a downcycle in North America truck markets, we achieved record earnings and met our 2030 financial commitments ahead of schedule – an accomplishment that makes me especially proud.

We also delivered strong returns to shareholders. In 2025, we returned $1.1 billion through dividends and increased our common stock dividend for the 16th consecutive year, while continuing to invest in our people, products and long-term growth. Total shareholder return was 49% in 2025, exceeding our custom peer group average of 24% and the S&P 500 return of 18%. Over the three-, five- and ten-year periods, our returns similarly outperformed both our peer group average and the broader U.S. equity market.

Our broad mix of product offerings and global manufacturing and distribution footprint again proved to be a source of strength. Power Systems and Distribution delivered outstanding results in 2025, achieving record revenue and profitability, supported by strong demand for reliable backup power – particularly for data centers.

At the same time, Engine and Components operated through a cyclical downturn in North America medium- and heavy-duty truck markets. While volumes were lower, teams maintained strong cost discipline, product quality and customer support – preserving the durability and performance standards customers associate with Cummins and positioning these businesses to perform as markets recover.

Advancing solutions customers can count on

We continued to invest in products and technologies that help our customers succeed today while preparing for the future. In 2025, we introduced the X10 engine as part of our Cummins HELM™ platforms, simplifying and modernizing our medium- and heavy-duty engine lineup. Alongside the X15 and B Series, the X10 expands customer choice while delivering the durability, efficiency and reliability expected from Cummins.

We also unveiled the B7.2 diesel engine, bringing the latest advancements to one of our most trusted platforms. Designed as a global solution with flexibility across applications, both the X10 and B7.2 will be produced for the North America market at our Rocky Mount Engine Plant in North Carolina (U.S.) – supporting customers while sustaining high-quality manufacturing jobs.

Within Power Systems, we expanded our generator set offerings with the launch of the S17 Centum™, engineered to deliver high power density in a compact footprint for urban and other space-constrained, mission-critical applications. Together, the investments we've made across our full Centum lineup and the expanded capacity of our 95-liter platform position us to meet sustained demand for dependable, high-performance backup power across critical markets.

We also strengthened our capabilities in hybrid solutions for mining and rail through the acquisition of First Mode assets and a new collaboration with Komatsu. These actions reflect our belief that the energy transition will take many paths – and that practical, scalable solutions can deliver both economic and environmental benefits.

Disciplined choices in a long-term transition

As the energy transition proves more dynamic, uncertain and divergent across markets than initially expected, our strategy is designed to remain adaptable and resilient. We continue to align our investments with customer readiness and market demand.

In 2025, we took targeted actions within Accelera to curtail future investments in our electrolyzer business and concentrate resources on the opportunities with the strongest long-term potential.

We continue to deploy capital with discipline as customer needs and the pace of technology development evolves across our markets, prioritizing investments that generate strong returns and create durable competitive advantage. While the mix of our investments has shifted over the past five years, our strategy remains unchanged: pursue multiple paths forward by strengthening our core today and advancing low- and zero-emissions solutions when and where our customers are ready.

Throughout the year, Cummins' employees demonstrated resilience, accountability and care – for our customers, for one another and for the communities where we live and work. Their efforts were recognized through external honors for culture, inclusion, innovation and workplace excellence, affirming the values that guide how we lead and operate.

Looking ahead with confidence

As we enter 2026, visibility is improving in key areas, including regulatory, trade and tariff certainty in North America. While some end markets remain cyclical, we expect conditions in North America truck markets to improve as the year progresses, alongside continued strength in power generation, industrial and aftermarket demand.

Cummins is prepared to build on the momentum of 2025 – continuing to innovate where it matters most, delivering dependable performance for customers and creating long-term value for shareholders.

We look forward to engaging with the investment community at our Analyst Day on May 21 in New York City, where we will share more about our strategy, outlook and how we are positioning Cummins for durable growth and long-term impact.

Thank you for your continued trust and support of Cummins. I am proud of what we accomplished in 2025 and confident in the road ahead.

Sincerely,

Jennifer Rumsey

Chair and CEO
Cummins Inc.



---

*   See Appendix A for reconciliation of GAAP to non-GAAP measures referenced in this section.



500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005

NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of the Shareholders of Cummins Inc. will be held virtually on Tuesday, May 12, 2026, at 11:00 a.m. Eastern Time, for the following purposes:

1. to elect the eleven nominees named in the attached proxy statement as directors for the ensuing year;
2. to consider an advisory vote on the compensation of our named executive officers;
3. to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026;
4. to approve our 2026 Omnibus Incentive Plan;
5. to consider a shareholder proposal to adopt a policy for the separation of the roles of Chairperson and Chief Executive Officer;
6. to consider a shareholder proposal requesting a report on the company's charitable support; and
7. to transact any other business that may properly come before the meeting or any adjournment thereof.

The Annual Meeting of Shareholders will be held in a virtual meeting format only. You will not be able to attend the Annual Meeting in person. We believe a virtual meeting allows broader access by our shareholders and other parties without restricting participation while also reducing the environmental impact and cost of conducting the meeting.

Only shareholders of our Common Stock of record at the close of business on March 16, 2026, are entitled to notice of, and to vote at, the meeting.

If you do not expect to be present virtually at the meeting, you are urged to vote your shares by telephone, via the Internet, or by completing, signing and dating the enclosed proxy card and returning it promptly in the envelope provided.

You may revoke your proxy card at any time before the meeting. Except with respect to shares attributable to accounts held in the Cummins Retirement and Savings Plans, any shareholders entitled to vote at the annual meeting who attend the meeting will be entitled to cast their votes electronically during the meeting.

NICOLE Y. LAMB-HALE
Corporate Secretary

April 2, 2026

On April 2, 2026, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders.



IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2026 ANNUAL SHAREHOLDER MEETING TO BE HELD ON MAY 12, 2026:
the Annual Report and Proxy Statement are available at www.proxyvote.com

12

DATE
May 12, 2026



TIME
11:00 a.m. Eastern Time



16

RECORD DATE
March 16, 2026



BY THE INTERNET
Visit the website noted on your proxy card to vote online



BY TELEPHONE
Use the toll-free telephone number on your proxy card to vote by telephone



BY MAIL
Sign, date, and return your proxy card in the enclosed envelope to vote by mail

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our forecasts, guidance, preliminary results, expectations, hopes, beliefs and intentions on strategies regarding the future. These forward-looking statements include, without limitation, statements relating to our plans and expectations for our revenues and EBITDA. Our actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including, but not limited to: any adverse consequences resulting from entering into agreements with the U.S. Environmental Protection Agency, California Air Resources Board, the Environmental and Natural Resources Division of the U.S. Department of Justice and the California Attorney General's Office to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S., which became final and effective in April 2024, including required additional mitigation projects, adverse reputational impacts and potential resulting legal actions; increased scrutiny from regulatory agencies, as well as unpredictability in the adoption, implementation and enforcement of emission standards around the world; evolving environmental and climate change legislation and regulatory initiatives; any adverse consequences from changes in tariffs and other trade disruptions; changes in international, national and regional trade laws, regulations and policies; emissions deregulation; changes in taxation; global legal and ethical compliance costs and risks; future bans or limitations on the use of diesel-powered products; raw material, transportation and labor price fluctuations and supply shortages; aligning our capacity and production with our demand; the actions of, and income from, joint ventures and other investees that we do not directly control; large truck manufacturers' and original equipment manufacturers' customers discontinuing outsourcing their engine supply needs or experiencing financial distress, or change in control; product recalls; variability in material and commodity costs; the development of new technologies that reduce demand for our current products and services or not successfully developing new technologies and products to effectively address the energy transition; lower than expected acceptance of new or existing products or services; product liability claims; our sales mix of products; climate change, global warming, more stringent climate change regulations, accords, mitigation efforts, greenhouse gas regulations or other legislation designed to address climate change; our plan to reposition our portfolio of product offerings through exploration of strategic acquisitions, divestitures or exiting the production of certain product lines or product categories and related uncertainties of such decisions; increasing interest rates; challenging markets for talent and ability to attract, develop and retain key personnel; exposure to potential security breaches or other disruptions to our information technology environment and data security; the use of artificial intelligence in our business and in our products, services and features, and challenges with properly managing its use; political, economic and other risks from operations among, between and within numerous countries including political, economic and social uncertainty and the evolving globalization of our business; competitor activity; increasing competition, including increased global competition among our customers in emerging markets; failure to meet sustainability expectations or standards, or achieve our sustainability goals; labor relations or work stoppages; foreign currency exchange rate changes; the performance of our pension plan assets and volatility of discount rates; the price and availability of energy; continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support our future business; and other risks detailed from time to time in our SEC filings, including particularly in the Risk Factors section of our 2025 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this proxy statement and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. More detailed information about factors that may affect our performance may be found in our filings with the SEC, which are available at https://www.sec.gov or at https://www.cummins.com in the Investor Relations section of our website.

About Cummins Inc.

Cummins Inc., a global power leader, is committed to powering a more prosperous world. Since 1919, we have delivered innovative solutions that move people, goods and economies forward. Our five business segments – Engine, Components, Distribution, Power Systems and Accelera™ by Cummins – offer a broad portfolio, including advanced diesel, electric and hybrid powertrains; integrated power generation systems; critical components such as aftertreatment, turbochargers, fuel systems, controls, transmissions, axles and brakes; and zero-emissions technologies like battery and electric powertrain systems. With a global footprint, deep technical expertise and an extensive service network, we deliver dependable, cutting-edge solutions tailored to our customers' needs, supporting them through the energy transition with our Destination Zero strategy. We create value for customers, investors and employees and strengthen communities through our corporate responsibility global priorities: education, equity and environment. Headquartered in Columbus, Indiana, Cummins employs approximately 67,400 people worldwide and earned $2.8 billion on $33.7 billion in sales in 2025. Learn more at www.cummins.com

TABLE OF CONTENTS



PROXY STATEMENT FOR 2026 ANNUAL SHAREHOLDERS MEETING

Generally

We are furnishing this proxy statement in connection with the solicitation by our Board of Directors of proxies to be voted at our 2026 Annual Meeting of Shareholders to be held on Tuesday, May 12, 2026, and at any adjournment thereof, which we refer to as our "Annual Meeting." This proxy statement, together with the enclosed proxy card, is first being made available to our shareholders on or about April 2, 2026.

Holders of our Common Stock of record at the close of business on March 16, 2026, are entitled to vote at the Annual Meeting. On that date there were issued and outstanding 138,257,420 shares of Common Stock, each of which is entitled to one vote on each matter submitted to a shareholder vote at the Annual Meeting.

Each share of Common Stock represented by a properly executed and delivered proxy card will be voted at the Annual Meeting in accordance with the instructions indicated on that proxy card, unless such proxy card has been previously revoked. If no instructions are indicated on a signed proxy card, the shares represented by such proxy card will be voted as recommended by our Board.

A shareholder may revoke his or her proxy card at any time before the Annual Meeting by delivering to our Corporate Secretary written notice of such revocation. This notice must include the number of shares for which the proxy card had been given and the name of the shareholder of such shares as it appears on the stock certificate(s), or in book entry form on the records of our stock transfer agent and registrar, Broadridge Corporate Issuer Solutions, Inc., evidencing ownership of such shares. In addition, except with respect to shares attributable to accounts held in the Cummins Retirement and Savings Plans (the "Cummins RSPs"), any shareholder who has executed a proxy card but is present virtually at the Annual Meeting will be entitled to cast his or her vote electronically instead of by proxy card, thereby canceling the previously executed proxy card.

Participants in the Cummins RSPs who hold shares of Common Stock in their account and provide voting instructions to the trustee with respect to such shares will have their shares voted by the trustee as instructed. Such participants will be considered named fiduciaries with respect to the shares allocated to their accounts solely for purposes of this proxy solicitation. If no voting instructions are provided, shares held in the accounts will be voted in the same manner and proportion as shares with respect to which valid voting instructions were received. Any instructions received by the trustee from participants regarding their vote shall be confidential. Cummins RSPs participants may attend the Annual Meeting virtually but cannot vote the shares in their Cummins RSPs at the Annual Meeting.

Information About the Virtual Annual Meeting

ATTENDANCE AND PARTICIPATION

Our virtual Annual Meeting will be conducted on the Internet via live webcast. You will be able to participate online and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/CMI2026. Shareholders will be able to vote their shares electronically during the Annual Meeting. We believe a virtual meeting allows broader access by our shareholders and other parties without restricting participation while also reducing the environmental impact and cost of conducting the meeting.

To participate in the Annual Meeting, you will need the 16-digit control number included on your proxy card or your voting instruction form. The Annual Meeting will begin promptly at 11:00 a.m. Eastern Time. We encourage you to access the Annual Meeting prior to the start time. Online access will begin at 10:45 a.m. Eastern Time.

The virtual Annual Meeting platform is fully supported across browsers (Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure they have a strong Internet connection wherever they intend to participate in the Annual Meeting. Participants should also allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Annual Meeting.

QUESTIONS

Following adjournment of the formal business of the Annual Meeting, the Chair and Chief Executive Officer (CEO), Jennifer Rumsey, will give a presentation about the company's business. At the conclusion of this presentation, the company will address appropriate general questions from shareholders regarding the company. We may also respond to questions on an individual basis or by posting answers on our Investor Relations website after the meeting. Shareholders eligible to vote may submit questions to the CEO by logging into the virtual meeting platform at www.virtualshareholdermeeting.com/CMI2026 typing a question into the "Ask a Question" field, and clicking "Submit." Your question or comment should be addressed to the CEO, who will either respond or refer it to others as appropriate. Time permitting, the CEO will attempt to answer as many questions as possible. It will help us if questions are succinct and cover only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together. If there are any matters of individual or personal concern to a shareholder and not of general concern to all shareholders, or if a question posed was not otherwise answered, such matters may be raised separately after the Annual Meeting by contacting Investor Relations at www.cummins.com. Recording of the Annual Meeting is prohibited. A webcast playback, including responses to shareholder questions, will be available at www.virtualshareholdermeeting.com/CMI2026 24 hours after the completion of the meeting.

TECHNICAL DIFFICULTIES

Technical support, including related technical support phone numbers, will be available on the virtual meeting platform at www.virtualshareholdermeeting.com/CMI2026 beginning at 10:45 a.m. Eastern Time on May 12, 2026, through the conclusion of the Annual Meeting.

IMPORTANT: If you hold your shares in a brokerage account, you should be aware that, due to New York Stock Exchange, or NYSE, rules, if you do not affirmatively instruct your broker how to vote within 10 days prior to our Annual Meeting, your broker will not be permitted to vote your shares (i) for the election of directors; (ii) on the advisory vote on the compensation of our named executive officers; (iii) on the approval of our 2026 Omnibus Incentive Plan; (iv) on the shareholder proposal to adopt a policy for separation of the roles of Chairperson and Chief Executive Officer; or (v) the shareholder proposal requesting a report on the Company's charitable support. Therefore, you must affirmatively take action to vote your shares at our Annual Meeting. If you do not affirmatively vote your shares, your shares will not be voted (i) for the election of directors; (ii) on the advisory vote on the compensation of our named executive officers; (iii) on the approval of our 2026 Omnibus Incentive Plan; (iv) on the shareholder proposal to adopt a policy for separation of the roles of Chairperson and Chief Executive Officer; or (v) on the shareholder proposal requesting a report on the Company's charitable support.

PROXY SUMMARY

This summary highlights selected information contained in this proxy statement, but it does not contain all the information you should consider. We urge you to read the entire proxy statement before you vote. This proxy statement is being made available to shareholders on or about April 2, 2026.

WE WILL BE VOTING ON THE FOLLOWING MATTERS:

Agenda Item	Voting Recommendation	More Information
1. Election of eleven directors nominated by Cummins' Board	**FOR EACH NOMINEE**	Page 16
2. Advisory vote on the compensation of our named executive officers	**FOR**	Page 76
3. Ratification of independent registered public accounting firm	**FOR**	Page 77
4. Approval of our 2026 Omnibus Incentive Plan	**FOR**	Page 81
5. Shareholder proposal to adopt a policy for separation of the roles of Chairperson and Chief Executive Officer	**AGAINST**	Page 93
6. Shareholder proposal requesting a report on the Company's charitable support	**AGAINST**	Page 97

				Committee Memberships				
	Director Nominees	Age	Director Since	Audit	Talent and Comp	Finance	Governance	Safety Environment and Tech
	JENNIFER W. RUMSEY Chair and Chief Executive Officer, Cummins Inc.	52	2022					
	GARY L. BELSKE Retired Deputy Managing Partner and Chief Operating Officer, Ernst & Young	69	2022	Chair	✓		✓	
	BRUNO V. DI LEO ALLEN Founder and Chief Executive Officer, Bearing-North LLC	69	2015			✓	✓	✓
	DANIEL W. FISHER Former Chairman and Chief Executive Officer, Ball Corporation	53	2023		✓	✓	✓	
	CARLA A. HARRIS Senior Client Advisor, Morgan Stanley	63	2021		✓	Chair	✓	
	THOMAS J. LYNCH Retired Chairman, TE Connectivity plc	71	2015			✓	Chair	✓
	WILLIAM I. MILLER Retired President, The Wallace Foundation	69	1989	✓	Chair		✓	
	KIMBERLY A. NELSON Retired Senior Vice President, External Relations, General Mills, Inc.	63	2020	✓			✓	✓
	KAREN H. QUINTOS Retired Chief Customer Officer, Dell Technologies Inc.	62	2017	✓			✓	Chair
	JOHN H. STONE President and Chief Executive Officer, Allegion plc	55	2024	✓			✓	✓
	MATTHEW TSIEN Retired Executive Vice President and Chief Technology Officer of General Motors Company	65	2025	✓			✓	✓

Chair ✓ Member

Our 2025 Performance

In 2025, our revenues were $33.7 billion, down slightly from the prior year. Sales in North America decreased 3 percent and international revenues increased 2 percent compared to 2024. 2025 marked a historic year for Cummins as we delivered strong financial and operational results amid persistent market uncertainty and weakness in our North America heavy-duty and medium-duty truck markets. Our Distribution and Power Systems segments achieved record full-year sales and EBITDA as a result of disciplined execution and robust demand for data center backup power. Effective cost management and our diversified portfolio allowed us to deliver strong results and raise performance cycle over cycle despite a challenging market environment.

Total Net Sales
2025: $33.7BN
2024: $34.1BN

Net Income	GAAP	Adjusted*
2025	**$2.8BN**	**$3.3BN**
2024	$3.9BN	$3.0BN

Adjusted EBITDA*
2025: $5.8BN (17.4% of sales)
2024: $5.4BN (15.7% of sales)

Return on Invested Capital (ROIC)	GAAP	Adjusted*
2025	**16%**	**18%**
2024	24%	18%

Cash From Operations
2025: $3.6BN
2024: $1.5BN

Total Shareholder Return (Annual Average)
3-year period ending in 2025: 31%
3-year period ending in 2024: 20%

Earnings Per Diluted Share (EPS)	GAAP	Adjusted*
2025	**$20.50**	**$23.78**
2024	$28.37	$21.37

Dividend
Increased our quarterly dividend from $1.82 to $2.00 a share, our 16th straight year of dividend growth

---

*   See Appendix A for reconciliation of GAAP to non-GAAP measures referenced in this section.

Composition of the Board

BOARD INDEPENDENCE AND COMPOSITION

Our Board represents a balance of longer-tenured members with in-depth knowledge of our business and newer members who bring valuable additional attributes, skills and experience. Ten of our eleven director nominees are independent and provide strong oversight of our long-term strategy. We believe that directors with different backgrounds and experiences make our boardroom and our company stronger.

DIVERSITY



4 of 11 are female

4 of 11 are ethnically diverse

DIRECTOR INDEPENDENCE

10 of 11 are independent

QUALIFICATIONS, SKILLS AND EXPERIENCE

Our Board embodies a broad and diverse set of qualifications, skills and experiences as illustrated below.



Automotive and Transportation
2 out of 11

Government/ Regulatory
3 out of 11

Sales/ Marketing
5 out of 11

Manufacturing
9 out of 11

International
10 out of 11

Financial
6 out of 11

Technology/IT
7 out of 11

Sustainability
3 out of 11

4 CUMMINS 2026 PROXY

Corporate Governance Highlights

We long have believed that good corporate governance is important in ensuring that we are managed for the long-term benefit of our shareholders.

Board Leadership

- Annual assessment and determination of Board leadership structure
- Lead Director has a strong role and significant governance duties, including serving as Chair of the Governance & Nominating Committee and of all executive sessions of independent directors

Board Accountability

- All directors are elected annually via majority voting standard
- Our Board has adopted proxy access, shareholder right to call special meetings, and shareholder right to amend by-laws

Board Evaluation and Effectiveness

- Board evaluation process led by Lead Director and facilitated by either Lead Director, the Office of the Corporate Secretary or third party (at discretion of Lead Director); facilitator schedules feedback calls with each Board member annually; recommends any improvements or enhancements derived from evaluations
- Annual feedback and evaluation session by each Committee Chair with its members on Committee performance; recommends any Committee improvements or enhancements

Board Oversight of Risk & ESG

- Our Board and its committees exercise robust oversight of the company's enterprise risk management program with dedicated time to review the top tier risks at every regular Board meeting
- Our Board or its committees review Environmental Social and Governance (ESG) strategies, risks and progress with dedicated time at every regular Board meeting

Shareholder Engagement

- Board members routinely meet with top shareholders for conversations focused on our Board's skill set and refreshment and its oversight of a variety of topics including company strategy, growth, risk management, governance and ESG issues

Board Refreshment

- 7 new directors added to Board since 2020
- Director nominees represent different backgrounds, experiences and perspectives

2026 Recognition Highlights

Our practices and policies have earned Cummins recognition on a range of issues.

Just Capital Industry Leader, Commercial Vehicle and Machinery	**Forbes** One of America's Best Employers for Company Culture and Engineers
U.S. Veterans Magazine Top Veteran Friendly Employer	**AAA rating** Morgan Stanley Capital International
Dow Jones Best-in-Class North America Composite Index 19th consecutive year	**Cummins Darlington marked its 60th year being named one of Europe's Best Employers**
Disability Equality Index® Best Place to Work for Disability Inclusion designation with a perfect score for 5th consecutive year	

Executive Compensation

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Our long-term success depends on our ability to attract, motivate, focus and retain highly talented individuals committed to Cummins' vision, strategy and corporate culture. To that end, our executive compensation program is designed to link our executives' pay to their individual performance, to Cummins' annual and long-term performance and to successful execution of Cummins' business strategies. We also use our executive compensation program to encourage high-performing executives to remain with us over the course of their careers.

We believe the compensation packages for our Named Executive Officers reflect their extensive management experience, continued high performance, and exceptional service to Cummins. We also believe our compensation strategies have been effective in attracting executive talent and promoting performance and retention.

EXECUTIVE COMPENSATION PRINCIPLES

We believe the level of compensation received by executives should be closely tied to our corporate financial and stock price performance. This principle is apparent in the design of our executive compensation program and in the specific compensation packages we award.

In addition to aligning our executives' pay with performance, we follow several other principles when designing and implementing our executive compensation program.

MARKET POSITIONING We believe that, on average, our executives' target total direct compensation opportunity (consisting of base salary, target annual bonus, and target long-term incentive value) should be paid within a competitive range around the median of the market.

SHORT-TERM / LONG-TERM MIX We believe that there should be an appropriate balance between annual and long-term elements of compensation commensurate with the position's decision-making time horizon and competitive context with an emphasis on long-term compensation, where appropriate.

PAY AT RISK We believe that the more senior an executive's position, the more compensation should be "at risk," which means it will vary based on Cummins' financial and stock price performance.

RETENTION We believe that our compensation program should support retention of our experienced executives and achievement of our leadership succession plans.

SIMPLE AND TRANSPARENT We believe that our executive compensation program should be transparent to our investors and employees as well as simple and easy to understand.

ALIGNMENT WITH SHAREHOLDER INTERESTS We believe that equity-based compensation and stock ownership should be a substantial part of our executive compensation program to link executives' compensation with our shareholders' returns. The greater the level of responsibility of the executive, the more his or her compensation should be stock-based and the higher his or her stock ownership requirement should be.

EXECUTIVE COMPENSATION ELEMENTS

Compensation Element	Form of Payment	Performance Metrics	Rationale
Base salary	Cash	Individual Performance	Market-based to attract and retain skilled executives. Designed to recognize scope of responsibility, individual performance and experience.
Annual bonus	Cash	**Corporate Plan**: EBITDA weighted at 70% and Operating Cash Flow weighted at 30%	EBITDA and Operating Cash Flow provide a focus on profitable growth and working capital management across the company, which are critical to sustaining the level of investment necessary to position us for future growth

Compensation Element	Form of Payment	Performance Metrics	Rationale
		Hybrid Corporate/Accelera Plan: EBITDA weighted at 35%, Operating Cash Flow weighted at 15%, Accelera Revenue weighted at 20% and Accelera Strategic Scorecard weighted at 30%	Accelera revenue and strategic measures provide a focus on the unique elements critical to establishing our position in zero emissions technologies, which will contribute to our future growth as markets adopt hydrogen and electric solutions; maintaining an equal weighting between Cummins and Accelera results ensures that incentives are linked appropriately to the results of both the entire enterprise and the Accelera segment
Long-term incentive compensation	Performance cash (30%) and Performance shares (70%)	Return on Invested Capital (ROIC), weighted at 80% and EBITDA, weighted at 20% over a three-year period	ROIC and EBITDA provide an incentive for profitable growth and correlate well with shareholder value.

In addition to the core compensation elements described above, in 2025, we approved a special equity award consisting of performance-based restricted stock units to one of our Named Executive Officers. This award is described below under “Special Equity Awards.”

TARGET COMPENSATION MIX

We believe a significant amount of compensation for our most senior executives should be incentive-based and therefore at risk.

TARGET TOTAL DIRECT COMPENSATION MIX* — FISCAL YEAR 2025

10%
Salary
18%
Annual
Bonus
72%
Long-Term
Incentive (LTI)
JENNIFER RUMSEY,
CHAIR AND CEO
PERFORMANCE LINKED 90%

19%
Salary
19%
Annual
Bonus
62%
Long-Term
Incentive (LTI)
OTHER NEOS AS A
GROUP (AVERAGE)*
PERFORMANCE LINKED 81%

* Target direct compensation consists of salary, target annual bonus and the target value of performance shares and performance cash awards granted in 2025. It does not include the value of the special equity awards consisting of performance-based restricted stock units approved for certain of our Named Executive Officers in 2024 and 2025 as described below under “Special Equity Awards.”

CORPORATE GOVERNANCE

We long have believed that good corporate governance is important in ensuring that we are managed for the long-term benefit of our shareholders. We regularly engage with our shareholders to understand their expectations. We also benchmark our governance structure and policies against industry best practices and the practices of other comparable public companies. Our corporate governance principles, charters for each of our Board's Audit, Safety, Environment and Technology, Talent Management and Compensation and Governance and Nominating Committees, our code of business conduct and our by-laws, along with certain other corporate governance documents, are available on our website, www.cummins.com, and are otherwise available in print to any shareholder who requests them from our Corporate Secretary.

Corporate Governance Overview

Director Independence

- 10 of 11 director nominees are independent
- 5 fully independent Board Committees: Audit; Talent Management & Compensation; Governance & Nominating; Finance; and Safety, Environment & Technology

Board Leadership

- Annual assessment and determination of Board leadership structure
- Annual election of independent Lead Director whenever Chairperson/CEO roles are combined or when the Chairperson is not independent
- Lead Director has a strong role and significant governance duties, including serving as Chair of the Governance & Nominating Committee and of all executive sessions of independent directors

Board Accountability

- Annual election of all directors via majority voting standard
- Shareholder right to call special meetings (10% of voting power threshold)
- Proxy access for director nominees available to a shareholder, or group of up to 20 shareholders, holding a total of at least 3% of our common stock for at least 3 years
- Shareholder right to unilaterally amend the by-laws (upon a majority vote)

Board Evaluation and Effectiveness

- Detailed Board and Committee evaluation process coordinated by our Lead Director and Governance and Nominating Committee Chair
- Board evaluation process led by Lead Director and facilitated by either Lead Director, Corporate Secretary or third party (at discretion of Lead Director); facilitator schedules feedback call with each Board member annually; recommends any improvements or enhancements derived from evaluations
- Annual feedback and evaluation session by each Committee Chair with its members on Committee performance; recommends any Committee improvements or enhancements
- Annual two-way feedback and evaluation sessions by Chairperson with each director
- Annual independent director evaluation of Chairperson and CEO

Board Oversight of Risk & ESG

- The Board and its Committees exercise robust oversight of the company's enterprise risk management program with dedicated time at every regular Board meeting
- Top tier risks are assigned to members of the Cummins Leadership Team
- Board and its Committees provide strong oversight of ESG risks and opportunities including regular reviews by full Board of ESG strategy and challenges and detailed reviews in the designated committees

Shareholder Engagement

- Board members routinely meet with top shareholders for conversations focused on our Board's skill set and refreshment and its oversight of a variety of topics including company strategy, growth, risk management and ESG issues

Board Refreshment

- 7 new directors added to Board since 2020
- Director nominees represent different backgrounds, experiences and perspectives
- Goal of rotating Committee assignments every 3 to 5 years
- Mandatory director retirement age

Director Engagement

- All of the directors attended 75% or more of the aggregate number of meetings of our Board and the committees on which they served during 2025
- Limits on director/CEO membership on other public company boards
- Our directors routinely visit company locations without our CEO present to interact directly with managers and employees. In 2022, 6 individual directors visited 4 different locations in the United States, and in 2023, 9 individual directors visited 6 different locations in China, Canada, and the United States. In 2024, individual directors visited 5 different locations in the United States. In 2025 all visited 1 manufacturing location in the United States and 1 of our directors visited a location in Brazil.

Clawback and Anti-Hedging Policies

- Clawback policy requires us to recover certain incentive-based compensation in the event of certain financial restatements and permits us to recover compensation (other than base salary) if there is a material restatement resulting from the fraudulent actions of any officer or if an officer engages in certain types of misconduct causing significant reputational or financial harm
- Directors and officers prohibited from engaging in any pledging, short sales or hedging investments involving our common stock

Additional Governance Features

Director Selection and Board Refreshment

It is a top priority of our Board and our Governance and Nominating Committee that our directors have the skills, background and values to effectively represent the long-term interests of our shareholders and other stakeholders. Throughout the year, our Board reviews a matrix of the qualifications, skills and experience that we believe our Board needs to have and discusses whether there are any gaps that need to be filled that will improve our Board's performance. We assess potential new director candidates based upon the matrix and whether they possess the qualifications, skills and experience needed by our Board. When we identify potential new director candidates, we review extensive background information compiled by our professional search firm, evaluate their references, consider their prior board experience and conduct virtual and in-person interviews.

We also focus on board refreshment because we believe that new perspectives and ideas are essential for an innovative and strategic board. Since 2020, we have added seven new directors to our Board. Our director nominees represent different perspectives.

The Governance and Nominating Committee routinely reviews the Board's committee assignments with a goal of rotating membership on committees every three to five years. The Board reviews committee assignments annually. Our Board will continue to review and refresh the skills, qualifications and experiences that our Board needs to have to serve the long-term interests of our shareholders.

As required by our corporate governance principles, our Governance and Nominating Committee must recommend director nominees such that our Board is comprised of a substantial majority of independent directors and possesses a variety of experience and backgrounds, including those who have substantial experience in the business community, those who have substantial experience outside the business community (such as public, academic or scientific experience) and those who will represent our stakeholders as a whole rather than special interest groups or individual constituencies.

Each candidate must have sufficient time available to devote to our affairs and be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of his or her responsibilities, including being able to represent the best long-term interests of all of our shareholders and other stakeholders. Each candidate also should possess substantial and significant experience that would be of particular importance to us in the performance of his or her duties as a director. The Committee does not intend to alter the manner in which it evaluates candidates, including the foregoing criteria, based on whether or not the candidate was recommended by a shareholder.

Trading in Cummins Securities Policy

Our Trading in Cummins Securities Policy governs the purchase, sale and other disposition of company securities by the company and our directors, officers and employees. We believe our Trading in Cummins Securities Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and the listing standards of the NYSE. A copy of our Trading in Cummins Securities Policy was filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Importance of Diversity

One of our core values is diversity and inclusion. We believe our business performance is stronger when our management team and Board bring different backgrounds, experiences and perspectives. In evaluating candidates for our Board, our Governance and Nominating Committee considers only potential directors who share this value, as well as our other core values of integrity, caring, excellence and teamwork. As reflected in our corporate governance principles, we are committed to equal employment opportunities in assembling our Board. We believe our Board has been effective in assembling a highly-qualified, diverse group of directors. We will continue to identify opportunities to enhance our Board diversity in terms of skill, background, experience and perspective as we consider future candidates.

We believe our business performance is stronger when our management team and Board bring different backgrounds, experiences and perspectives.

Shareholder Outreach

We believe that meaningful corporate governance should include regular conversations between our directors and our shareholders. Our Board members routinely meet with shareholders for conversations focused on our Board's skill set and refreshment and its oversight of a variety of topics, including company strategy, growth, risk management and sustainability issues. In addition, our Executive Director – Investor Relations and our Chief Administrative Officer and Corporate Secretary held discussions in 2025 with several top investors to capture their input on governance matters and practices, including our ESG team, as appropriate, for each discussion. We capture the feedback from these sessions and present it to the full Board for its consideration.

Succession Planning

CEO and leadership succession planning is one of our Board's most important responsibilities. Many times throughout the year, our full Board discusses succession planning for our CEO and other critical leaders of the company. At least once a year, our Board dedicates itself to examining the succession plans for our complete leadership team.

Sustainability

Sustainability is not new to Cummins. For several decades sustainability, including our efforts related to environmental, social and governance issues, have been critical elements of our long-term business and growth strategies. Since the 1970s, Cummins has focused on producing engines that reduced the environmental impact, supported healthier communities, and embraced diversity and inclusion among our values. Led by the support and oversight of our Board, we continue our focus on sustainability to drive innovation and growth. We ensure Board oversight of our top ESG risks and opportunities in the following committees depending upon the topic: Talent Management and Compensation Committee; Safety, Environmental and Technology Committee; Audit Committee and the Governance and Nominating Committee. We also review our sustainability strategy and progress regularly with the full Board. The company's Executive Director, Global Risk, is accountable for executing our strategic direction for sustainability and serves as a primary point of contact for the Board and the Cummins executive management team. Below is a summary of our achievements over the past 12 months:

2025 ACHIEVEMENTS



- **Acquired the assets of First Mode – including its hybrid mining and rail product lines and full IP portfolio in hydrogen and battery powertrain solutions – bringing to market the first commercially available retrofit hybrid system for mining equipment, lowering total cost of ownership for customers and accelerating operational decarbonization.**
- **X15N proved real-world performance in year one; near-zero emissions with diesel-like power, validated by NACFE and customers.**



- **Achieved a global Every Employee Every Community (EEEC) participation rate of 82% for the full year. This represents over 66,000 Cummins employees across the world who volunteered 380,000 hours globally.**
- **Received the Suppliers Partnership for the Environment (SP) 2025 award for our Cummins Water Works.**

Because of our successful execution of our business strategies in 2025, Cummins received multiple awards and recognition including maintaining our ESG rating at AAA, the highest rating possible, by Morgan Stanley Capital International (MSCI). The rating accompanied other strong listings including placing on the Dow Jones Best-in-Class North America Composite Index and the JUST 100 Index, JUST Capital's ranking of America's Most JUST Companies where Cummins achieved Industry Leader status.

To learn more about the company's sustainability efforts, go to the company's ESG web page at https://www.cummins.com/company/esg. Websites disclosed herein are not incorporated into this proxy statement by reference.

Independence

Ten of our eleven director nominees qualify as independent directors within the meaning of the rules adopted by the Securities and Exchange Commission, or SEC, and the corporate governance standards for companies listed on the NYSE. Our Board has adopted independence standards that meet or exceed the independence standards of the NYSE, including categorical standards to assist the Governance and Nominating Committee and our Board in evaluating the independence of each director. The categorical standards are included in our corporate governance principles, which are available on our website at www.cummins.com. A copy also may be obtained upon written request.

Following a discussion and applying the standards referenced above, the Governance and Nominating Committee of our Board determined that all director nominees standing for election, except Jennifer W. Rumsey, our Chair and Chief Executive Officer, qualify as independent. Based on the recommendation of the Committee, our full Board approved this conclusion.

Leadership Structure

Our corporate governance principles describe in detail how our Board must conduct its oversight responsibilities in representing and protecting our company's stakeholders. As stated in the principles, our Board has the freedom to decide whom our Chairperson and Chief Executive Officer should be based solely on what it believes is in the best interests of our company. The roles of our Chairperson and Chief Executive Officer were combined in August 2023, when Ms. Rumsey was elected Chairperson of the Board following Mr. Tom Linebarger's resignation as Chairperson of the Board and Executive Chairperson. Currently, our Board believes it is in the best interests of our company for the roles of our Chairperson and Chief Executive Officer to be combined and to continue to appoint a Lead Director from among our independent directors.

Our Board believes that this leadership structure currently assists our Board in creating a unified vision for our company, streamlines accountability for our performance and facilitates our Board's efficient and effective functioning.

Our Board evaluates its policy on whether the roles of our Chairperson of the Board and Chief Executive Officer should be combined on an annual basis. In doing so, our Board considers the skills, experiences and qualifications of our then-serving directors (including any newly elected directors), the evolving needs of our company, how well our leadership structure is functioning and the views of our shareholders obtained through regular shareholder engagement.

Based on its review of our leadership structure, our Board continues to believe that Ms. Rumsey, our Chief Executive Officer, is the person best qualified to serve as our Chairperson of the Board given her history in executive positions with our company and her skills and experience in the industries in which we operate. Thomas J. Lynch is our independent Lead Director. Mr. Lynch was selected for this position because of his service on our Board since 2015 and his leadership positions in the public and private sector. Mr. Lynch is actively involved in setting and approving the Board's agendas and focus and works to create a collaborative atmosphere that leverages the strengths of our Board, encourages directors to actively question management when necessary and seeks to ensure that our Board is receiving the information necessary to complete its duties. The Lead Director also regularly meets with other directors and members of senior management outside of the regularly scheduled Board meetings to ensure that our Board is functioning effectively and to identify areas of potential improvement.

Additionally, the Board and its committees provide oversight of the company's ESG risks and opportunities, including at least one annual review by our full Board of ESG strategy and challenges. The designated committees undertake detailed reviews of specific ESG risks and opportunities. For example, our Safety, Environment and Technology Committee provides primary oversight for environmental risks and opportunities and our Audit Committee provides oversight of the data integrity of ESG-related disclosures. Our Board or its committees dedicate time to review ESG strategy, risks and progress at every regular Board meeting. We believe that our Board's current leadership structure effectively supports the risk oversight function of our Board based on the level of independence, qualifications, diversity and skills of its members.

OUR LEAD DIRECTOR'S RESPONSIBILITIES INCLUDE:

SERVING as Chair of the Governance and Nominating Committee;

CONFERRING with the Chairperson on, and approving, Board meeting agendas and meeting schedules to ensure sufficient time for discussion of all agenda items;

CALLING AND PRESIDING over all meetings of the Board at which the Chairperson is not present, including executive sessions of independent directors and communicating feedback on executive sessions to the Chairperson;

LEADING the annual performance reviews of the Chief Executive Officer and the Board;

ENSURING open communication between our independent directors and the Chairperson and other management members;

BEING AVAILABLE, when deemed appropriate by the Board, for consultation and direct communication with shareholders;

REVIEWING, at his or her discretion, information to be sent to the Board; and

CONFERRING with the Chairperson on other issues of corporate importance, as appropriate.

Risk Oversight

Our Board and its committees are involved in the oversight of our material enterprise-related risks on an ongoing basis. The company has a mature enterprise risk management program that identifies, categorizes and analyzes the relative severity and likelihood of the various types of material enterprise-related risks to which we are or may be subject. The company has an executive risk council, comprised of the Executive Vice President and President – Operations, Vice President – Chief Financial Officer, Vice President – Chief Administrative Officer and Corporate Secretary, Vice President – Corporate Strategy and Vice President – Chief Legal Officer that meets quarterly with our Executive Director, Global Risk to review and update our material enterprise-related risks and mitigation plans for each. We assign ownership of our most significant enterprise risks to a member of our executive management team. The Executive Director, Global Risk oversees enterprise risk management and sets the strategic direction for and the coordination of ESG and sustainability efforts of the company.

Our Board, Audit Committee, Finance Committee, Talent Management and Compensation Committee, Governance and Nominating Committee and Safety, Environment and Technology Committee receive periodic reports and information directly from our senior leaders who have functional responsibility for the mitigation of our enterprise risks. Our Board and/or its appropriate committees then review such information, including management's proposed mitigation strategies and plans, to monitor our progress on mitigating the risks. For example, to oversee the company's work to mitigate cybersecurity risks, we have identified separate risks for enterprise cybersecurity and product cybersecurity. The Audit Committee provides primary oversight for enterprise cybersecurity while the Safety, Environment and Technology Committee provides oversight of product cybersecurity. Our Executive Director, Global Risk and our global cybersecurity leader meet regularly with the Board and its committees to review relevant areas including:

- A cybersecurity dashboard to track key metrics of the information security/cybersecurity program,

- Cybersecurity risk insurance to mitigate exposure to the company, and

- Metrics of the company's training and compliance program on information security and awareness of cyber risk.

Additionally, the Board and its committees provide oversight of the company's sustainability risks and opportunities, including at least one annual review by our full Board of ESG strategy and challenges. The designated committees undertake detailed reviews of specific ESG risks and opportunities. For example, our Safety, Environment and Technology Committee provides primary oversight for environmental risks and opportunities and our Audit Committee provides oversight of the data integrity of ESG-related disclosures. Our Board or its committees review our sustainability strategy, risks and progress with dedicated time at every regular Board meeting. We believe that our Board's current leadership structure effectively supports the risk oversight function of our Board based on the level of independence, qualifications, diversity and skills of its members.

Board of Directors and Committees

Our Board held 5 meetings during 2025. All of the directors attended 75% or more of the aggregate number of meetings of our Board and the committees on which they served that were held during the periods in which they served. The non-employee members of our Board also met in executive session without management present as part of each regular meeting. Thomas J. Lynch, our current Lead Director, presided over these sessions.

Under our corporate governance principles, our Board has established six standing committees, with five of the committees consisting entirely of independent directors. Certain of the principal functions performed by these committees and the members of our Board currently serving on these committees are as follows:

AUDIT COMMITTEE

Meetings in 2025: 9

Members
Gary L. Belske (Chair)
Robert J. Bernhard*
William I. Miller
Kimberly A. Nelson
Karen H. Quintos
John H. Stone
Matthew Tsien

KEY RESPONSIBILITIES

- Oversees the integrity of our financial statements and related financial disclosures and internal controls over financial reporting.
- Reviews our accounting principles and procedures.
- Monitors the independence and performance of our external and internal auditors.
- Exercises oversight of the company's guidelines and policies concerning risk assessment and enterprise risk management, and, at least annually, reviews an enterprise risk management report and periodically reviews the status of risk areas for which it has oversight responsibility.
- Oversees the company's compliance with its ethics policies and legal and regulatory requirements.

All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards, including those specifically applicable to audit committee members. Our Board has determined that Mr. Belske is an "audit committee financial expert" for purposes of the SEC's rules and all members are financially literate for the purposes of the NYSE's rules.

TALENT MANAGEMENT AND COMPENSATION COMMITTEE

Meetings in 2025: 5

Members
William I. Miller (Chair)
Gary L. Belske
Daniel W. Fisher
Carla A. Harris

KEY RESPONSIBILITIES

- Reviews and approves the company's compensation philosophy and strategy primarily for the Board and the officers of the company and others as the committee may designate from time to time.
- Reviews and oversees the company's strategies for and enterprise risks related to talent management.
- Assesses talent management policies, programs and processes.
- Administers and determines eligibility for, and makes awards under, our incentive plans.
- Establishes goals and approves the compensation for our Chief Executive Officer following a review of her performance, including input from all the other independent directors.
- Reports annually in the proxy statement regarding the company's executive compensation programs.
- Conducts an annual compensation risk assessment.

All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards, including those specifically applicable to compensation committee members. The Talent Management and Compensation Committee engaged Farient Advisors LLC ("Farient") as its independent compensation consultant in 2025 to provide input and advice to the Committee concerning the compensation of our officers and our Board and related matters.

FINANCE COMMITTEE

Meetings in 2025: 3

Members
Carla A. Harris (Chair)
Bruno V. Di Leo Allen
Daniel W. Fisher
Thomas J. Lynch

KEY RESPONSIBILITIES

- Reviews and advises our management and our Board on our financial strategy pertaining to our liquidity, creditworthiness, dividend policy, share repurchase policy, and financing requirements.
- Reviews exposure to various financial market risks and the financial risk management programs that hedge such risks.
- Reviews and advises on financing proposals for acquisitions, partnerships and other alliances of the company.
- Discusses key areas of shareholder interest and feedback on our performance and strategy.
- Monitors our shareholder base and provides counsel on investor relations activity.

All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards.

GOVERNANCE AND NOMINATING COMMITTEE	KEY RESPONSIBILITIES
Meetings in 2025: 5 **Members** Thomas J. Lynch (Chair) Gary L. Belske Robert J. Bernhard* Bruno V. Di Leo Allen Daniel W. Fisher Carla A. Harris William I. Miller Kimberly A. Nelson Karen H. Quintos John H. Stone Matthew Tsien	• Reviews and makes recommendations to our Board with respect to its membership, size, composition, procedures and organization. • Identifies potential director candidates to ensure the Board is composed of well qualified candidates with different backgrounds, experiences, skills and perspectives to oversee the company; engages a professional search firm to identify potential director candidates based on criteria selected by the Committee; and interviews identified candidates. • Ensures the Board has a robust process for evaluating its performance and the performance of its committees and individual directors, including the use of a third-party consultant, as needed to facilitate feedback among Board members. • Ensures the Board is providing effective ongoing director education and new director orientation. All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards.

SAFETY, ENVIRONMENT AND TECHNOLOGY COMMITTEE	KEY RESPONSIBILITIES
Meetings in 2025: 5 **Members** Karen H. Quintos (Chair) Robert J. Bernhard* Bruno V. Di Leo Allen Thomas J. Lynch Kimberly A. Nelson John H. Stone Matthew Tsien	• Reviews the company's safety program with an emphasis on employee, workplace and product safety. • Reviews the company's progress on major sustainability initiatives including the 2030 goals and the environmental management of our facilities and operations. • Reviews key technology and product developments, talent, and portfolio investments tied to the company's Destination Zero strategy, with awareness of external technology evolution and substitution trends across core and new business areas. • Reviews public policy developments, strategies, enterprise risks and positions taken by the company regarding safety, environmental, and technological matters that significantly impact the company and its operations and products. • Reviews product and service quality, product cybersecurity, product regulations and compliance, and the application of advanced digital and artificial intelligence capabilities in support of safety, environment and technical initiatives, and guides related strategies and improvement initiatives.

*   Mr. Bernhard will retire from the Board effective at the conclusion of the Annual Meeting.

Executive Committee

The current members of our Executive Committee are Jennifer Rumsey (Chair), Thomas J. Lynch and William I. Miller. Our Executive Committee is authorized to exercise the powers of our Board in the management and direction of our business and affairs during the intervals between meetings of our Board. It also acts upon matters specifically delegated to it by our Board. Our Executive Committee did not meet during 2025.

Shareholder Nominations

Shareholder director candidate recommendations, including biographical information as to the proposed candidate and a statement from the shareholder as to the qualifications and willingness of such person to serve on our Board, along with the required disclosures set forth in our by-laws, must be properly and timely submitted in writing to our Corporate Secretary, as further described below. Any shareholder entitled to vote for the election of directors at a meeting may nominate a person or persons for election as directors only if written notice of such shareholder's intent to make such nominations is given, either by personal delivery or by mail, postage prepaid, to the Corporate Secretary of our company not later than 160 days in advance of the originally scheduled date of such meeting (provided, however, that if the originally scheduled date of such meeting is earlier than the anniversary of the date of the previous year's annual meeting, such written notice may be so given and received not later than the close of business on the 10th day following the date of the first public disclosure, which may include any public filing by the company with the SEC, of the originally scheduled date of such meeting).

Each notice required by our by-laws must be signed manually or by facsimile by the shareholder of record and must set forth the information required by our by-laws, including (i) the name and address, as they appear on our books, of the shareholder who intends to make the nomination and of any beneficial owner or owners on whose behalf the nomination is made; (ii) a representation that the shareholder is a holder of record of shares of our Common Stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) certain other information regarding the shareholder and its interests in our company; (iv) the name, age, business address and residential address of each nominee proposed in such notice; (v) the principal occupation or employment of each such nominee; (vi) the number of shares of our capital stock that are owned of record or beneficially by each such nominee; (vii) with respect to each nominee for election or reelection to our Board, a completed and signed questionnaire, representation and agreement described in our by-laws; (viii) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated, or intended to be nominated, by our Board; (ix) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, including all arrangements or understandings pursuant to which the nominations are being made, between or among such shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or any other person or persons (naming such person or persons), on the other hand; and (x) the written consent of each nominee to serve as a director if so elected.

The deadline for receiving any written notice of a shareholder's intent to make a nomination with respect to the Annual Meeting was the close of business on December 3, 2025, which was 160 days in advance of the Annual Meeting (which is typically held on the second Tuesday of each May). We received no such qualifying nominations before this deadline with respect to the Annual Meeting.

In order for shareholders to give timely notice of director nominations at our 2027 annual meeting of shareholders for inclusion on a universal proxy card under Rule 14a-19 of the Exchange Act, notice must be submitted by the same deadline as disclosed above under the procedures for Shareholder director candidate recommendations set forth in our by-laws and must also include the information in the notice required by our by-laws and by Rule 14a-19 of the Exchange Act.

Communication with the Board of Directors

Shareholders and other interested parties may communicate with our Board, including our Lead Director and other non-management directors, by sending written communication to the directors c/o our Corporate Secretary, 301 East Market Street, Indianapolis, Indiana 46204. All such communications will be reviewed by the Corporate Secretary or his or her designee to determine which communications are appropriate to be forwarded to the directors. All communications will be forwarded except those that are related to our products and services, are solicitations or otherwise relate to improper or irrelevant topics as determined in the sole discretion of the Corporate Secretary or her or his designee.

Our Corporate Secretary maintains and provides copies of all such communications received and determined appropriate to be forwarded to the Governance and Nominating Committee in advance of each of its meetings and reports to the Committee on the number and nature of communications that were not determined appropriate to be forwarded.

We require all of our director nominees standing for election at an annual meeting of shareholders to attend such meeting. All of the director nominees standing for election at our 2025 Annual Meeting of Shareholders were present at the virtual meeting. We currently expect all director nominees to be present virtually at the 2026 Annual Meeting.

ELECTION OF DIRECTORS

(Items 1 through 11 on the Proxy Card)

General

With the exception of Robert J. Bernhard, all of our current directors are nominated for reelection at the Annual Meeting to hold office until our 2027 annual meeting of shareholders and until their successors are elected and qualified. Any submitted proxy will be voted in favor of the nominees named below to serve as directors unless the shareholder indicates to the contrary on his or her proxy. Except for director nominee Matthew Tsien, all nominees have been previously elected to our Board by our shareholders and have served continuously since the date indicated below.

Majority Vote Required for Director Elections

To be elected, each director nominee must receive a majority of the votes cast by shareholders at the Annual Meeting. Receipt by a nominee of the majority of votes cast means that the number of shares voted "for" exceeds the number of votes "against" that nominee. Abstentions and broker non-votes are not counted as a vote either "for" or "against" a nominee. Our by-laws provide that the term of any incumbent director who receives more "against" votes than "for" votes in an uncontested election will automatically terminate at the shareholder meeting at which the votes were cast. In the case of a contested election, directors will be elected by a plurality of the votes represented in person or by proxy and entitled to vote in the election.

Our Board expects that each of the nominees will be able to serve as a director if elected at the Annual Meeting, but if any of them is unable to serve at the time the election occurs, proxies received that have been voted either for such nominee or for all nominees or which contain no voting instructions will be voted for the election of another nominee to be designated by our Board, unless our Board decides to reduce the number of our directors.

Nominees for Board of Directors

The names of the nominees for directors, together with biographical sketches, including their business experience during the past five years, directorships of other public corporations and their qualifications to serve on our Board are set forth below, beginning with our Chair of the Board and Chief Executive Officer, then followed by our independent directors in alphabetical order.

Our Board Recommends that Shareholders Vote for Each of the Nominees Set Forth Below.



Director Since: 2022

Age: 52

Board Committees: Executive

JENNIFER W. RUMSEY—Chair of the Board and Chief Executive Officer, Cummins Inc.

Ms. Rumsey was elected Chair of the Board effective August 1, 2023 and has been Chief Executive Officer since August 1, 2022. Ms. Rumsey was President and Chief Operating Officer from March 2021-August 2022. Ms. Rumsey was Vice President and President of our Components Segment from 2019-March 2021 after serving as Vice President and Chief Technical Officer from 2015-2019. From 2013-2015, she was our Vice President of Engineering, Engine Business, after holding a variety of engineering and product life cycle roles when she joined Cummins in 2000. Ms. Rumsey is a member of the Society of Women Engineers, Society of Automotive Engineers and Women in Trucking Association. She holds a B.S. in Mechanical Engineering from Purdue University and an M.S. in Mechanical Engineering from Massachusetts Institute of Technology. Ms. Rumsey served as a director of Hillenbrand, Inc. (NYSE: HI) from 2020-February 2026.

Summary of Qualifications, Skills and Experience:

 Automotive and Transportation    Technology/IT    Manufacturing    International    Sales/Marketing

As Chair and CEO of Cummins, Ms. Rumsey oversees all aspects of Cummins' international operations, growth initiatives and the long-term company strategy supporting the transition to decarbonized power. She has deep experience in technology, engineering, manufacturing, and sales and marketing through her various leadership roles at a Fortune 500 company in the automotive and transportation industry. Ms. Rumsey provides global perspectives informed by her leadership of a company operating in approximately 190 countries. Her background includes product life cycle management, from advanced research to current product support, in engineering and product quality. Ms. Rumsey is experienced in building and leading high performing teams to define business strategy, partner with customers, and deliver strong business results.



Director Since: 2022

Age: 69

Board Committees: Audit; Governance and Nominating; Talent Management and Compensation

GARY L. BELSKE—Retired Deputy Managing Partner and Chief Operating Officer of Ernst & Young

Mr. Belske retired from Ernst & Young (EY), a multinational professional services partnership, on December 31, 2016, after a 38-year career. He held many leadership positions at EY including the second highest position in the United States and the Americas, serving as Deputy Managing Partner and Chief Operating Officer for 10 years. In this role, Mr. Belske was responsible for the overall strategy and operations of EY practices in the Americas, which encompassed business in 16 countries with approximately $15 billion in revenue, 50,000 employees and 4,000 partners.

Mr. Belske served on EY's Americas and US Board for the last decade of his career at EY. He also served as chair of EY's Retirement Investment Committee and its Partner/Executive Compensation Committee.

Mr. Belske currently serves as Chair of the Board of Trustees at Rockhurst University in Kansas City, MO and as a director on the board of WilliamsMarston, an advisory firm. Mr. Belske holds a B.S.B.A. from Rockhurst University, an M.A. in Accounting from the University of Missouri-Columbia and is a Certified Public Accountant.

Summary of Qualifications, Skills and Experience:

 Financial   Government/Regulatory    International   Manufacturing    Sales/Marketing

Mr. Belske is a financial expert as defined by the SEC and brings senior leadership insights to Cummins gained from more than three decades of experience in the accounting industry, providing financial and risk management expertise to highly regulated industries. Mr. Belske also brings international operations and investment experience derived through his prior roles at EY.



Director Since: 2015

Age: 69

Board Committees:
Finance; Governance and Nominating; Safety, Environment and Technology

BRUNO V. DI LEO ALLEN—Founder and Chief Executive Officer, Bearing-North LLC

Mr. Di Leo is the founder and has been the Chief Executive Officer of Bearing-North LLC, an independent advisory firm focused on business expansion and senior executive counseling in strategy and operations, since 2018. He served as Senior Vice President, Sales & Distribution for International Business Machines Corporation (IBM), a globally integrated technology and consulting company, from January 2012 until his retirement in June 2018. In that role, he was responsible for revenue, profit, and client satisfaction in Japan, Asia Pacific, Latin America, Greater China and the Middle East and Africa. He also oversaw IBM's Enterprise and Commercial client segments globally. From 2008-2011, he was General Manager for IBM's Growth Markets Unit based in Shanghai. Mr. Di Leo has more than 40 years of business leadership experience in multinational environments, having lived and held executive positions on four continents.

Mr. Di Leo has served as a director of Ferrovial, S.E. (NASDAQ: FER), since 2018. He is a member of the international advisory board of Instituto de Estudios Superiores de la Empresa (IESE Business School) and is a member of the Deming Center Advisory Board of Columbia Business School. Mr. Di Leo holds a business administration degree from Ricardo Palma University and a postgraduate degree from Escuela Superior de Administracion de Negocios, both in his native Peru. He is fluent in Spanish, Portuguese, English and Italian.

Summary of Qualifications, Skills and Experience:

 International    Sales/Marketing    Technology/IT

Mr. Di Leo has deep experience in technology, operations, and sales and marketing through his various leadership roles at a Fortune 500 company in the technology industry. Mr. Di Leo provides global perspectives, having lived and supported businesses on four continents. He also offers insights on disruptive technologies such as artificial intelligence.



Director Since: 2023

Age: 53

Board Committees:
Finance; Governance and Nominating; Talent Management and Compensation

DANIEL W. FISHER—Former Chairman and Chief Executive Officer of Ball Corporation

Mr. Fisher served as Chairman of Ball Corporation (NYSE: BALL), a leading supplier of aluminum packaging for the beverage, personal care and household products industries, from April 2023 to November 2025 and Chief Executive Officer of Ball Corporation from April 2022 to November 2025. Mr. Fisher served as President of Ball Corporation from 2020-2022, Senior Vice President and Chief Operating Officer, Global Beverage Packaging, from 2016-2020, and President, Global Beverage Packaging, from 2014-2016. Prior to that, Mr. Fisher served in leading Finance roles for North American company divisions of Ball Corporation. Prior to joining Ball Corporation in 2010, Mr. Fisher served as both Director, Finance, and Chief Financial and Information Technology Officer for Emerson Electric, a global technology, software and engineering company. He also held various leadership positions at Thomson Industries (Danaher Corporation), Bradken Corporation and Grey Mountain Partners. Mr. Fisher holds a B.A. in business administration and finance from Washington University, St. Louis and an M.B.A. with a focus in business administration from the University of Colorado, Denver.

Summary of Qualifications, Skills and Experience:

 Former CEO of public company    Financial    International    Manufacturing    Technology/IT

As a former Chairman and CEO of a global, public, manufacturing company, Mr. Fisher brings deep experience in international operations, global supply chains, manufacturing, sales and marketing, engineering, and technology. He has over three decades of financial experience at various global corporations, providing valuable insights in finance, strategy and risk management. Mr. Fisher provides global perspectives gained from his leadership of a global company and supporting global businesses throughout his career.



Director Since: 2021

Age: 63

Board Committees:
Finance; Governance and Nominating; Talent Management and Compensation

CARLA A. HARRIS—Senior Client Advisor, Morgan Stanley

Ms. Harris has served as Senior Client Advisor at Morgan Stanley, a global financial services firm, since January 2022. She is a co-portfolio manager of the Next Level Fund, an advisor to the Multicultural Innovation Lab and acts in various client coverage capacities. She served as Vice Chair of Wealth Management at Morgan Stanley from 2013-December 2021 and Chair of the Morgan Stanley Foundation from 2005-2014. She joined the merger and acquisitions team at Morgan Stanley in 1987 and had roles of increasing responsibility giving her broad experience in investment banking, equity capital markets, and equity private placements. She covered a wide range of industries including technology, media, retail, telecommunications, transportation, healthcare and biotechnology. In August 2013, Ms. Harris was appointed by President Barack Obama to chair the National Women's Business Council.

Ms. Harris has served on the board of Walmart Inc. (NASDAQ: WMT) since June 2017, and serves on its Compensation and Management Development, Nominating and Governance and Strategic Planning and Finance Committees. Ms. Harris has also served on the board of MetLife, Inc. (NYSE: MET) since April 2022, and serves on its Investment and Governance and Corporate Responsibility Committees. She also serves on the boards of several nonprofit organizations including Hackensack Meridian Health, Sponsors for Educational Opportunity (SEO), Mother Cabrini Health Foundation, Sesame Workshop and the Morgan Stanley Foundation. Ms. Harris holds an M.B.A. from Harvard Business School and an A.B. from Harvard College.

Summary of Qualifications, Skills and Experience:

 Financial  Government/Regulatory  International  Sustainability

Ms. Harris brings senior leadership experience in finance, strategy and risk management from her 38-year career at a global investment banking firm. Ms. Harris contributes insights on highly regulated industries and international operations, through her directorships at two Fortune 500 companies. She offers perspectives gained from her career experience in increasing client connectivity and penetration to enhance revenue generation. As an author of three books on leadership, Ms. Harris offers insights on talent development and retention.



Director Since: 2015

Age: 71

Board Committees:
Executive; Finance; Governance and Nominating; Safety, Environment and Technology

THOMAS J. LYNCH—Retired Chairman, TE Connectivity plc

Mr. Lynch served as Chairman of TE Connectivity plc (formerly TE Connectivity Ltd.; Tyco Electronics Ltd.) (NYSE: TEL), a global provider of connectivity and sensor solutions, and harsh environment applications, from 2013 until his retirement in 2017, in addition to serving as Chief Executive Officer beginning in 2006 and as a director beginning in 2007. Mr. Lynch served as non-executive Chairman of TE Connectivity until his retirement in April 2024. From September 2004-January 2006, Mr. Lynch served as the President of Tyco Engineered Products & Services, a global manufacturer of industrial valves and controls, and was a key leader in executing the separation of TE Connectivity from Tyco International. Mr. Lynch joined TE Connectivity from Motorola Solutions Inc. (NYSE: MSI), where he served as Executive Vice President and President and Chief Executive Officer of Motorola's Personal Communications Sector, a leading supplier of cellular handsets. Since 2018, he has served as a director of Automatic Data Processing, Inc. (NASDAQ: ADP), a leading global technology company providing human capital management solutions, and, effective February 2024, serves as the independent Non-Executive Chairman of the Board. In May 2022, Mr. Lynch retired as a director of Thermo Fisher Scientific Inc. (NYSE: TMO), where he had served as a director since 2009 and as Lead Director since February 2020. Mr. Lynch also serves on the Board of The Franklin Institute and on the Rider University Board of Trustees. He holds a B.A. in Commerce from Rider University.

Summary of Qualifications, Skills and Experience:

 Former CEO of public company  Financial  International  Manufacturing Technology/IT

As a former Chairman and CEO of a global, public, manufacturing company, Mr. Lynch brings deep experience in international operations, global supply chains, manufacturing, sales and marketing, and technology. Mr. Lynch offers insights regarding the automotive and transportation industry. He has significant experience as a public company board director, including current and former service as a lead director and non-executive chair, informing his expertise in transformation, innovation, strategic planning and compensation matters.



Director Since: 1989

Age: 69

Board Committees:
Audit; Executive;
Governance and
Nominating; Talent
Management and
Compensation

WILLIAM I. MILLER—Retired President, The Wallace Foundation

Mr. Miller served as President of The Wallace Foundation, a national philanthropic organization whose mission is to help all communities build a more vibrant and just future by fostering advances in the arts, education leadership, and youth development from 2011 until his retirement in September 2025. Mr. Miller was the Chair of Irwin Management Company, a private investment firm, from 1990-2011. Mr. Miller serves as the Chair of the Boards of 11 mutual funds and 5 exchange traded funds managed by Capital Group, the boards of which meet simultaneously. He has served on mutual fund boards in this fund family since 1992. He holds a B.A. in English from Yale University and an M.B.A. from Stanford University.

Summary of Qualifications, Skills and Experience:

 Deep historical knowledge of our company    Financial    Manufacturing

Mr. Miller brings senior executive leadership and financial experience gained from his roles as CEO of a public bank holding company, a general partner in a venture capital fund, and a real estate development firm. With over four decades of experience interacting with government agencies, Mr. Miller offers insights regarding regulatory and public policy issues. He also offers important perspectives stemming from his deep historical knowledge of our company.



Director Since: 2020

Age: 63

Board Committees:
Audit; Governance and
Nominating; Safety,
Environment and
Technology

KIMBERLY A. NELSON—Retired Senior Vice President, External Relations, General Mills, Inc.

Ms. Nelson served as Senior Vice President, External Relations, of General Mills, Inc. (NYSE: GIS), a leading global food company, from 2010 until her retirement in January 2018. In this global role, she led sustainability, consumer branding and communications, government affairs and public policy and external stakeholder relations. She served as President of the General Mills Foundation from 2011-2017. During her nearly 30-year career at General Mills, she held a number of senior brand and general management roles, including serving as President of the U.S. Snacks Division from 2004-2010.

Ms. Nelson is a director of Tate & Lyle PLC (OTCMKTS: TATYY) and serves on its Audit and Nominations Committees. She also serves as a director of Colgate-Palmolive Company (NYSE: CL) and is a member of its Personnel & Organization and Nominating, Governance & Corporate Responsibility Committees. She is a member of the Executive Leadership Council, Women Corporate Directors, and the National Association of Corporate Directors (NACD). Ms. Nelson also serves on the board of The Wallace Foundation. Ms. Nelson holds an M.B.A. in Marketing from Columbia Business School and a B.S. in International Relations from Georgetown University.

Summary of Qualifications, Skills and Experience:

 Sales/Marketing    Manufacturing    International    Government/Regulatory   Sustainability

As a former senior executive of a public, global company, she brings deep experience in international operations, global supply chains, and manufacturing. Ms. Nelson brings an in-depth knowledge of sales and marketing, including strategies to enhance the customer experience. Ms. Nelson also offers insights and a strategic view into sustainability matters.



Director Since: 2017

Age: 62

Board Committees:
Audit; Governance and Nominating; Safety, Environment and Technology

KAREN H. QUINTOS—Retired Chief Customer Officer at Dell Technologies Inc.

Ms. Quintos served as the first Chief Customer Officer of Dell Technologies Inc. (NYSE: DELL), a global end-to-end technology provider, with a comprehensive portfolio of IT hardware, software and service solutions spanning both traditional infrastructure and emerging, multi-cloud technologies, from 2016 until her retirement in June 2020. Ms. Quintos led Dell's global customer strategy and programs as well as Diversity and Inclusion, Corporate Responsibility and Entrepreneurship strategy and programs. From 2010-2016, Ms. Quintos served as Senior Vice President and Chief Marketing Officer, Vice President of public sector marketing and North America commercial marketing, and held executive roles in services, support and supply chain management. Ms. Quintos joined Dell from Citigroup Inc. (NYSE: C), a financial services company, where she was Vice President of global operations and technology. Ms. Quintos holds an M.S. in marketing and international business from New York University and a B.S. in supply chain management from Pennsylvania State University.

Ms. Quintos is a director of Lennox International Inc. (NYSE: LII) and serves as Chair of its Governance Committee and serves on its Executive Committee. She is the founder of Dell's Women in Action Employee Resource group, the Interfaith Employee Resource Group and Dell's Women Entrepreneur Network. She serves on the board of trustees of Pennsylvania State University and the board of visitors of Smeal College of Business Advisory Board. Ms. Quintos also serves on the boards for The National Center for Missing and Exploited Children, as well as TGEN (Translational Genomics).

Summary of Qualifications, Skills and Experience:

 Technology/IT    Sales/Marketing    Manufacturing    International    Sustainability

As a former senior executive of a public, global, technology company, Ms. Quintos brings deep experience in international operations, global supply chains, and manufacturing. Ms. Quintos provides insights on sales and marketing, branding, communications, go-to-market strategy, and customer data. She brings deep knowledge and strategic views on sustainability and inclusion.



Director Since: 2024

Age: 55

Board Committees:
Audit, Governance and Nominating; Safety, Environment and Technology

JOHN H. STONE—President and Chief Executive Officer of Allegion plc

Mr. Stone is President, Chief Executive Officer and a director of Allegion plc (NYSE: ALLE), a leading global provider of security products and solutions, since July 2022. Prior to that, Mr. Stone served as President, Worldwide Construction, Forestry and Power Systems at Deere & Company (NYSE: DE), a global provider of agricultural, construction and forestry from July 2020-May 2022, overseeing approximately $11.4 billion in revenue in 2021. Under his leadership, the segment delivered impressive expansion and profitability. As the prior head of Deere's Intelligent Solutions Group, Mr. Stone was also influential in its rapid development of artificial intelligence (AI) and machine learning capabilities, better integration of precision-ag technology into each of its flagship products and helping the company establish itself as a leader in technology. In that role, he led the company's acquisition of tech startup Blue River Technology, in addition to the establishment of the San Francisco John Deere Labs office and the precision-ag headquarters in Urbandale, Iowa.

Mr. Stone enjoyed a 20-year career at Deere & Company, and held additional leadership positions, including: vice president, Corporate Strategy & Business Development; global director, Utility Tractor Product Line; and general manager, John Deere Ningbo (China) Works.

Prior to Deere & Company, Mr. Stone was a Six Sigma Black Belt quality engineer at General Electric and served as an infantry officer in the U.S. Army.

Mr. Stone holds a bachelor's degree in mechanical engineering from the U.S. Military Academy and an M.B.A. from Harvard Business School.

Summary of Qualifications, Skills and Experience:

 CEO of public company    Financial    International   Manufacturing    Technology/IT

As CEO of a global, public company, Mr. Stone brings deep experience in international operations, global supply chains, manufacturing, sales and marketing, and engineering. Mr. Stone offers insights on innovation and technology including robotics, machine learning and AI. He brings extensive experience in business development, growth strategy, mergers and acquisitions, and business process excellence.



Director Since: 2025

Age: 65

Board Committees:
Audit, Governance and Nominating; Safety, Environment and Technology

Matthew Tsien—Retired Executive Vice-President and Chief Technology Officer of General Motors Company

Mr. Tsien's career spanned 45 years with General Motors Company (GM) (NYSE: GM), an American multinational automotive manufacturing company, and its group of companies from 1976 until his retirement in November 2021, where he built a strong track record in areas such as electrification and connectivity. He held various roles with GM, including Executive Vice President, Chief Technology Officer, and President, General Motors Ventures (2020-2021); Executive Vice President and President, GM China (2014-2020); Vice President, Planning and Program Management, GM China and GM International, and Strategic Alliances for China (2012-2013) where he was responsible for product planning and program management for international markets encompassing Asia, Russia, the Middle East and Africa. Other prior roles include Executive Vice President, SAIC-GM-Wuling Automobile China (2009-2011); Executive Director, Global Technology Engineering (2005-2008); Executive Director, Vehicle Systems, North America Product Development (2001-2005); Electrical Chief Engineer Germany (1999-2000); Regional Vehicle Line Executive Australia (1997-1998); Chief Technology Officer and Director, Business Planning China (1995-1997); and Director, Audio Systems Engineering, Delco Electronics (1992-1995).

Tsien currently serves as a board member for AGCO Corporation (NYSE: AGCO), where he serves on the Audit Committee and the Talent and Compensation Committee and for Magna International (NYSE: MGA), where he serves on its Talent Oversight and Compensation Committee and the Technology Committee. He holds a bachelor's degree from Kettering University and master's degrees from Standford University and Massachusetts Institute of Technology.

Summary of Qualifications, Skills and Experience:

 Technology/IT    International    Manufacturing    Automotive and Transportation

Mr. Tsien brings to the board extensive technology and engineering experience within the automotive industry, particularly from a large OEM perspective in China. Mr. Tsien brings strategic vision and technical depth. He has extensive experience in the globalization of technical development, advanced component and sub-systems engineering and the successful launch of next-generation vehicles.

The table below summarizes key qualifications, skills and attributes most relevant to the decision to nominate the candidates to serve on our Board. A mark indicates a specific area of focus or experience on which the Board relies most. The lack of a mark does not mean the director nominee does not possess that qualification or skill. Each director nominee biography above in this section describes each nominee's qualifications and relevant experience in more detail.

DIRECTORS	Automotive & Transportation	Manufacturing	Technology/ IT	Sales/ Marketing	Government/ Regulatory	International	Financial	Sustainability
Gary L. Belske		●		●	●	●	●	
Bruno V. Di Leo Allen			●	●		●		
Daniel W. Fisher		●	●			●	●	
Carla A. Harris					●	●	●	●
Thomas J. Lynch		●	●			●	●	
William I. Miller		●					●	
Kimberly A. Nelson		●		●	●	●		●
Karen H. Quintos		●	●	●		●		●
Jennifer W. Rumsey	●	●	●	●		●		
John H. Stone		●	●			●	●	
Matthew Tsien	●	●	●			●		

EXECUTIVE COMPENSATION

Note from the Chair of Our Talent Management & Compensation Committee

As Chair of the Talent Management and Compensation Committee ("TMCC" or "Committee"), I am pleased with the continued focus by management and the Committee to successfully navigate a complex market and leverage our diversified portfolio of businesses in 2025 for the benefit of our shareholders and other stakeholders.

Cummins demonstrated remarkable resilience in a shifting global landscape, including a downturn in our business cycle and changes in U.S. government policies. Under the leadership of our Chair and CEO, Jennifer Rumsey, we took advantage of surging demand for data center and mission-critical power solutions, and achieved strong financial results, highlighted by strong profitability and cash flow.

Reflecting on the past year, our compensation philosophy and programs have served us well. Our current compensation program is straightforward, links to shareholder value through financial measures, and provides participants with line-of-sight as to how they can impact performance outcomes. In the wake of changing market demands, the TMCC decided to further simplify our compensation arrangements by incorporating our Accelera participants into our core Cummins incentive plans, rather than having separate Accelera measures for 2026.

The Committee also continues to actively monitor and assess our workforce wellbeing, talent management, succession planning, climate stewardship, and the extent to which Cummins' values of integrity, diversity and inclusion, caring, excellence, and teamwork are upheld for the long-term health and sustainability of the enterprise. We are extremely pleased with how our values continue to underpin, support, and guide everything we do.

All TMCC members remain positive about Cummins' outlook, and we appreciate your continued support.

Sincerely,

WILLIAM I. MILLER
Chair



Executive Summary

Cummins operates with a strong pay for performance and team-oriented philosophy and continued to do so in 2025. The summary below highlights our business results, how our talent management supported those results, our governance framework, and compensation for our executives and the rationale for those decisions.

HOW DID WE PERFORM?

KEY 2025 PERFORMANCE HIGHLIGHTS

Total Net Sales
2025: $33.7BN
2024: $34.1BN

Net Income	GAAP	Adjusted*
2025	**$2.8BN**	**$3.3BN**
2024	$3.9BN	$3.0BN

Adjusted EBITDA*
2025: $5.8BN (17.4% of sales)
2024: $5.4BN (15.7% of sales)

Return on Invested Capital (ROIC)	GAAP	Adjusted*
2025	**16%**	**18%**
2024	24%	18%

Cash From Operations
2025: $3.6BN
2024: $1.5BN

Total Shareholder Return (Annual Average)
3-year period ending in 2025: 31%
3-year period ending in 2024: 20%

Earnings Per Diluted Share (EPS)	GAAP	Adjusted*
2025	**$20.50**	**$23.78**
2024	$28.37	$21.37

Dividend
Increased our quarterly dividend from $1.82 to $2.00 a share, our 16th straight year of dividend growth

---

*   See Appendix A for reconciliation of GAAP to non-GAAP measures referenced in this section.

In 2025, our revenues were $33.7 billion, down slightly from the prior year. Sales in North America decreased 3 percent and international revenues increased 2 percent compared to 2024. 2025 marked a historic year for Cummins as we delivered strong financial and operational results amid persistent market uncertainty and weakness in our North America heavy-duty and medium-duty truck markets. Our Distribution and Power Systems segments achieved record full-year sales and EBITDA as a result of disciplined execution and robust demand for data center backup power. Effective cost management and our diversified portfolio allowed us to deliver strong results and raise performance cycle over cycle despite a challenging market environment.

In the second half of 2025, we recorded charges of $458 million related to the electrolyzer business within the Accelera segment, of which $415 million were non-cash. The charges reflect actions taken as part of a strategic review initiated in response to shifts in hydrogen adoption expectations. These decisions were aimed at streamlining operations and reducing ongoing costs in light of the weaker outlook for demand.

Earnings per diluted share (EPS) were $20.50, compared to $28.37 in 2024. Adjusted EPS was $23.78 in 2025, an increase from $21.37 in 2024. 2025 adjusted EPS excludes the charges related to the electrolyzer business within Accelera ($3.28 per diluted share). 2024 adjusted EPS excludes the net benefit associated with the divestiture of Atmus ($9.28 per diluted share), cost related to the Accelera reorganization ($2.12 per diluted share), and cost related to restructuring expenses ($0.16 per diluted share).

In 2025, we made significant progress in advancing key strategic priorities while continuing to deliver innovative technologies for our customers. In our Engine segment, Cummins introduced the much-anticipated B7.2 and X10 engines as part of our Cummins HELM™ fuel-agnostic engine platforms, delivering a new level of performance, durability and efficiency for heavy and medium-duty customers. In our Power Systems segment, we continued to advance hybrid solutions for mining customers through two significant actions this year. In February, we announced the acquisition of assets of First Mode, a leader in retrofit hybrid solutions for mining and rail operations, to significantly reduce the total cost of ownership and advance decarbonization in operations for our customers. Additionally, we announced a collaboration with Komatsu to develop hybrid powertrains for surface hauling mining equipment. Also within our Power Systems segment, Cummins launched the 17 liter Centum™ Series engine platform generator, producing up to 1 megawatt of power within a compact footprint to meet the growing demand of power in urban environments. We look forward to building upon this progress in 2026 as we continue to invest in future growth, deliver for our customers, and generate strong returns for our shareholders.

HOW DO OUR PAY STRATEGY AND PROGRAMS SUPPORT OUR BUSINESS STRATEGY?

Our compensation programs are designed to drive our business strategy and results. Highlights of our 2025 compensation programs included:

- ✓ In recognition of Accelera's need to focus on different measures of success to attract and retain talent with different skills compared to those in the traditional core engine business, the performance measures in the short and long-term incentive plans for Accelera entities in 2023 and 2024 were tailored or blended to reflect the units or units for which the participant had responsibility. In 2025, given the increased long-term uncertainty about the timing of the transition to zero emissions technologies in commercial vehicles, we elected to retain some Accelera-specific performance measures in the short-term plan but had a single 'one Cummins' long-term incentive plan for all employees, including those in Accelera. In 2026, we plan to return to using a single 'one Cummins' approach for all employees in both the short and long-term incentive plans.

- ✓ In 2025, we also approved a special equity award consisting of performance-based restricted stock units to one of our Named Executive Officers. The TMCC approved the award and set the amount at a level that it believed would provide a strong retention incentive for overseeing critical strategic initiatives. This grant is described further below under "Special Equity Awards."

- ✓ To help retain valuable talent and reinforce the alignment of interests between our employees and shareholders, our compensation program provides for broad participation in our equity incentive plans and heavy and strategic use of equity, where warranted.

HOW DID OUR TALENT STRATEGIES AND ACTIONS SUPPORT OUR PERFORMANCE?

We employ approximately 67,400 people operating in 54 countries around the globe. We believe that a global, diverse, and healthy workforce, supported by talented, inspiring leaders, is a critical ingredient to our maintaining a competitive advantage in our global marketplace. Our talent strategy is designed to "Inspire and Encourage All Employees to Reach Their Full Potential." This strategy is built upon four pillars, each of which is described in more detail below:

CUMMINS' TALENT STRATEGY: BUILT ON FOUR PILLARS









CREATE A DIVERSE AND INCLUSIVE WORK ENVIRONMENT

ENGAGE EMPLOYEES AND FAMILIES IN IMPROVING WELLNESS

DEVELOP SELF-AWARE AND EFFECTIVE LEADERS

EVOLVE TALENT STRATEGIES TO MEET THE NEEDS OF THE BUSINESS AND OUR EMPLOYEES

 **FIRST PILLAR: CREATE A DIVERSE AND INCLUSIVE WORK ENVIRONMENT**

Diversity, Equity, Inclusion and Culture (DEIC) Governance

At Cummins, every employee shares responsibility for advancing inclusion by valuing diverse perspectives and cultures, fueling innovation and strengthening our position as a global leader. Our success is rooted in a strong work ethic, core values and mutual respect among employees. Through robust, multifaceted training and intentional talent practices, we empower employees to grow, develop in their careers and reach their full potential. We remain committed to hiring the right people with the right skills for the right roles. Cummins firmly believes that diversity of thought, experience and background leads to better decisions, greater innovation and stronger business performance.

Cummins manages diversity, equity, inclusion and culture ("DEIC") as an enterprise operating capability that supports long-term value creation, talent continuity, and effective risk management. The Company's approach reflects governance discipline, leadership accountability, and consistent execution, aligned with its Human Capital Management strategy and fiduciary responsibilities to shareholders.

Board Oversight

The Board oversees DEIC as part of its broader governance of human capital, culture, and enterprise risk. Through regular engagement with management, the Board reviews workforce and leadership trends, succession-related information, and culture-related considerations relevant to the Company's ability to execute business strategy and sustain performance over time. DEIC considerations are integrated into Board oversight of leadership development, compliance, and organizational health, reinforcing accountability at the highest level.

Management Accountability and Operating Model

Management is responsible for embedding DEIC into core people and leadership systems rather than administering it as a standalone program. This includes integration across talent acquisition, development, and leadership capability building. Inclusive leadership behaviors are established through *Values Difference*, an enterprise competency applicable to all employees that defines clear expectations for inclusive behaviors across the organization. Higher proficiency levels are defined for leaders, reflecting the role of inclusive leadership in effective people management and execution, and are reinforced through enterprise-wide learning and capability development.

Talent, Succession, and Business Continuity

Cummins' DEIC practices are designed to support leadership continuity by strengthening access to development opportunities for all employees and building depth across the talent pipeline. Global leadership and manager development initiatives, skills-building programs, and career mobility practices are aligned with long-term workforce planning and succession processes. These efforts are managed alongside the Company's broader talent and leadership processes and contribute to consistency and resilience across the organization.

Measurement, Controls, and Risk Management

The Company applies discipline in managing DEIC through workforce and leadership information that is monitored over time and considered as part of management and Board oversight. These inputs are reviewed in the context of talent outcomes, leadership effectiveness, and enterprise risk. DEIC-related practices operate within the Company's broader policy and compliance framework applicable to its global operations.

Consistency and Long-Term Orientation

Cummins' approach to DEIC emphasizes continuity, legal compliance, durability, and year-over-year consistency. The Company has maintained a sustained focus on inclusive leadership, accessibility, and workforce representativeness, refining its systems as business and regulatory environments evolve.



SECOND PILLAR: ENGAGE EMPLOYEES AND FAMILIES IN IMPROVING WELLNESS

At Cummins, providing meaningful and equitable health, wellness and compensation programs is at the center of our Total Rewards strategy. In 2025, we:

- Advanced our global Total Rewards modernization initiative, completing extensive employee preference research and market benchmarking to inform a redesigned Total Rewards framework aligned with employee needs and competitive market practices

- Marked the fifth year of our global "It's Okay" wellbeing program, a multi-pillar initiative supporting mental, financial, physical, and social health. We expanded the program's focus on financial wellness through the launch of a financial wellness education portal and enhanced learning resources, reinforcing our commitment to holistic employee wellbeing

- Expanded our Total Rewards education platform through the introduction of a real-time Total Rewards dashboard, providing employees with transparent, consolidated visibility into the value of their compensation, benefits, and rewards programs

- Expanded our U.S. benefit offerings to include voluntary supplemental medical programs to support the physical and financial wellness of our employees

- Expanded our health and wellness programming at the regional and local level through our onsite medical clinics with a primary focus on positive lifestyle behaviors for whole-person health, achieving improved member health metrics at many of our locations

- Integrated our onsite medical teams in our disability and neurodiversity inclusion and support programs

- Drove increased support and expertise for keeping our employees safe and well in the workplace by establishing a first of its kind remote Occupational Health training program for our onsite medical clinic physicians



THIRD PILLAR: DEVELOP SELF-AWARE AND EFFECTIVE LEADERS

Cummins views talent development and succession planning as critical to achieving the company's performance objectives. For talent development, we focus on the entire employee lifecycle experience, from recruitment and hiring, to development and progression, to retirement. To achieve a distinguishing positive experience, we focus holistically on our employees being able to easily learn about talent strategy and planning, leadership and other development opportunities, retention strategies, performance management, compensation and benefits management, and succession planning. We provide our leaders with the tools needed to advance their personal growth as well as their contribution to the sustainable growth of our enterprise.

Cummins' leadership programs are designed to provide impactful learning experiences that reflect our three core beliefs:

- Leaders need to build business acumen and emotional intelligence

- A leader's development starts with individual development and then moves to team development

- Leaders have a responsibility to teach and coach others

Leadership development programs offer foundational knowledge and practical skills that leaders can apply every day. Each program starts by focusing on self-awareness. When leaders understand their own strengths and weaknesses, they can become more effective at inspiring and leading others. Self-aware leaders are more emotionally intelligent, allowing them to develop positive relationships with their team members and build trust, foster collaboration and lean into constructive conflict. These leaders create an inclusive environment where feedback can be shared and received openly and where individuals feel seen, heard and valued.

By the end of 2026, we expect that more than 10,000 leaders will have completed Cummins' foundational leadership development program which is focused on building self-awareness and core leadership behaviors to sustain the leadership culture and inspire all employees to reach their full potential.



FOURTH PILLAR: EVOLVE TALENT STRATEGIES TO MEET THE NEEDS OF THE BUSINESS AND OUR EMPLOYEES

Cummins has created a strong work environment in which people can enter the organization at any stage of their careers and grow with the company, aided by best-in-class development programs. Given our long-term decarbonization strategy, we also recognize the need to act with agility at all levels, including mid- and senior-career hires, particularly with respect to our highly competitive technical positions.

As a result, we implemented new approaches to help manage the career and pay progression of Cummins' employees. This provides managers greater autonomy and flexibility so they can more effectively recruit, retain, and optimize the deployment of our people to overcome challenges in our highly competitive talent markets. We also have developed more effective mechanisms for recruiting talented individuals at all levels in the organization, as well as progressing people more quickly within the organization. This diversifies our approach to talent management, which is benefiting both our employees and the company.

Cummins has designed leadership and talent programs for employees ranging from the manufacturing floor and technicians through middle management and executives. Cummins offers experiential learning, formal training, and coaching and mentoring by our business leaders to support continuous learning on the job. All employees can benefit from Cummins' talent management system, which allows them to clearly document their work goals, development goals and career statements, as well as the opportunity to give and receive stakeholder feedback. Employees have available tools and resources to complete competency assessments to identify skill gaps as well as their strengths. Armed with a knowledge of their strengths and growth areas, our people can partner with their managers to develop Individual Development Plans to chart their own unique career paths at the company.

HOW DID WE ALIGN EXECUTIVE PAY AND PERFORMANCE?

ANNUAL BONUS PLAN

The Cummins Annual Bonus Plan paid out at 90% of target based on 2025 EBITDA (as adjusted) of $5,797 million against a target of $5,750 million, weighted 70%, and 2025 Operating Cash Flow (as adjusted) of $3,666 million against a target of $3,800 million, weighted 30%. All employees participating in the Cummins bonus plan received the same payout factor.

The Hybrid Corporate/Accelera Annual Bonus Plan performance paid out at 90% of target based on 2025 Cummins EBITDA (as adjusted) of $5,797 million against a target of $5,750 million, weighted 35%, Cummins Operating Cash Flow (as adjusted) of $3,666 million against a target of $3,800 million, weighted at 15%, actual Accelera revenue of $460 million against a target of $466 million, weighted at 20%, and achievement of the Accelera strategic scorecard of 80% of target, weighted at 30%. As discussed in more detail below, the Committee adjusted the payout factor to more accurately reflect the actual performance of Ms. Davis and Accelera for the year in light of certain developments outside of our control.

PERFORMANCE SHARE & PERFORMANCE CASH PLANS

The Cummins Performance Share and Performance Cash plans for the 2023-2025 performance cycle paid out at 160% of target based on 3-year cumulative EBITDA (as adjusted) of $15,908 million compared to our target of $13,256 million, and ROIC (as adjusted) of 17.45% compared to our target of 15.00%. All employees participating in the Cummins long-term performance plans received the same payout factor.

The Hybrid Corporate/Accelera Performance Share plan for the 2023-2025 performance cycle paid out at 110% of target based on 3-year Cummins ROIC (as adjusted) of 17.45% compared to our target of 15.00%, weighted at 30%, and Accelera Cumulative Revenue of $1,228 million compared to our target of $1,500 million, weighted 70%. All employees participating in the Hybrid Corporate/Accelera long-term performance plan received the same payout factor. As discussed in more detail below, the Committee adjusted the payout factor to more accurately reflect the actual performance of Ms. Davis and Accelera for the year in light of certain developments outside of our control.

LONG TERM INCENTIVE MIX

The 2025 long-term incentive grant was 100% performance-based. The grants consisted of performance shares (70%) and performance cash (30%).

ALIGNMENT BETWEEN CEO'S REALIZABLE PAY & FINANCIAL / TSR PERFORMANCE

Every year, the Committee, along with its consultant, Farient, quantitatively and qualitatively assesses the relationship between realizable pay of our CEO and our company's performance. As in prior years, the Committee determined that our CEO's pay and our company's performance are closely aligned. An analysis of pay and performance alignment can be found in the Pay vs. Performance section of this proxy.

Purpose and Principles of our Executive Compensation Program

PURPOSE OF OUR EXECUTIVE COMPENSATION PROGRAM

Our long-term success depends on our ability to attract, motivate, focus, and retain highly talented individuals committed to Cummins' vision, strategy and corporate culture. To that end, our incentive plans, which apply to all participants including executives, are designed to link pay to annual and long-term performance as well as the successful execution of business strategies. Our salary levels and incentive targets are intended to recognize individual performance and market pay levels. We also use our executive compensation program to encourage high performing executives to remain with us over the course of their careers.

PRINCIPLES OF OUR EXECUTIVE COMPENSATION PROGRAM

Our compensation philosophy rewards executives for achieving our financial objectives and building long-term value for our shareholders and other stakeholders. We also follow several other principles when designing our executive compensation program including:

MARKET POSITIONING We believe that, on average, our executives' target total direct compensation opportunity (consisting of base salary, target annual bonus, and target long-term incentive value) should be paid within a competitive range centered around the median of the market.

SHORT-TERM / LONG-TERM MIX We believe that there should be an appropriate balance between annual and long-term elements of compensation commensurate with the position's decision-making time horizon and competitive context with an emphasis on long-term compensation, where appropriate.

PAY AT RISK We believe that the more senior an executive's position, the more compensation should be "at risk," which means it will vary based on Cummins' financial and stock price performance.

RETENTION We believe that our compensation program should support retention of our experienced executives and achievement of our leadership succession plans.

SIMPLE AND TRANSPARENT We believe that our executive compensation program should be transparent to our investors and employees as well as simple and easy to understand.

ALIGNMENT WITH SHAREHOLDER INTERESTS We believe that equity-based compensation and stock ownership should be a substantial part of our executive compensation program to link executives' compensation with our shareholders' returns. The greater the level of responsibility of the executive, the more his or her compensation should be stock-based and the higher his or her stock ownership requirement should be.

Named Executive Officers ("NEOs")



JENNIFER RUMSEY

Chair and Chief Executive Officer



MARK SMITH

Vice President – Chief Financial Officer



AMY R. DAVIS

Vice President and President – Accelera and Components



JENNY M. BUSH

Vice President and President – Power Systems



BONNIE J. FETCH

Executive Vice President and President — Operations

Advisory Shareholder Say-on-Pay Vote

At our 2025 Annual Meeting, after the 2025 executive compensation actions described in this CD&A had taken place, we held an advisory shareholder vote to approve the compensation of our Named Executive Officers (our "NEOs"). Of the votes cast by our shareholders, more than 91% were voted in favor of our executive compensation.



91% APPROVAL

The Committee considered these voting results along with shareholder feedback as a part of its comprehensive assessment of Cummins' executive compensation programs. Given the support we received from shareholders, we did not undertake any material changes to our executive compensation program in response to this vote. The Committee will continue to review our compensation programs each year in light of the annual "say-on-pay" voting results and will continue to solicit shareholder feedback to ensure our programs are aligned with their expectations.

Compensation Elements Support Pay For Performance Philosophy

As in prior years, our compensation programs are designed to support our pay for performance philosophy aligned with the interests of our shareholders and other stakeholders. The key elements of the Cummins' executive compensation program for 2025 were:

Compensation Element	Form of Payment	Performance Metrics	Rationale
Base salary	Cash	Individual Performance	Market-based to attract and retain skilled executives. Designed to recognize scope of responsibility, individual performance and experience.
Annual bonus	Cash	**Corporate Plan**: EBITDA weighted at 70% and Operating Cash Flow weighted at 30%	EBITDA and Operating Cash Flow provide a focus on profitable growth and working capital management across the company, which are critical to sustaining the level of investment necessary to position us for future growth
		Hybrid Corporate/Accelera Plan: EBITDA weighted at 35%, Operating Cash Flow weighted at 15%, Accelera Revenue weighted at 20% and Accelera Strategic Scorecard weighted at 30%	Accelera revenue and strategic measures provide a focus on the unique elements critical to establishing our position in zero emissions technologies, which will contribute to our future growth as markets adopt hydrogen and electric solutions; maintaining an equal weighting between Cummins and Accelera results ensures that incentives are linked appropriately to the results of both the entire enterprise and the Accelera segment
Long-term incentive compensation	Performance cash (30%) and Performance shares (70%)	Return on Invested Capital (ROIC), weighted at 80% and EBITDA, weighted at 20% over a three-year period	ROIC and EBITDA provide an incentive for profitable growth and correlate well with shareholder value.

In addition to the core compensation elements described above, in 2025, we approved a special equity award consisting of performance-based restricted stock units to one of our Named Executive Officers, as described below under "Special Equity Awards."

We believe a significant amount of compensation for our most senior executives should be incentive-based and therefore at risk. In 2025, performance-linked components (annual bonus and long-term incentive compensation excluding special equity awards described below under "Special Equity Awards") were 90% of the CEO's target total direct compensation opportunity and 81% of the average target total direct compensation opportunity for the other Named Executive Officers. These pay elements were allocated as shown below.

TARGET TOTAL DIRECT COMPENSATION MIX* — FISCAL YEAR 2025

JENNIFER RUMSEY, CHAIR AND CEO
- 10% Salary
- 18% Annual Bonus
- 72% Long-Term Incentive (LTI)
- PERFORMANCE LINKED 90%

OTHER NEOS AS A GROUP (AVERAGE)*
- 19% Salary
- 19% Annual Bonus
- 62% Long-Term Incentive (LTI)
- PERFORMANCE LINKED 81%

*   Target direct compensation consists of salary, target annual bonus and the target value of performance shares and performance cash awards granted in 2025. It does not include the value of the special equity awards consisting of performance-based restricted stock units approved for certain of our Named Executive Officers in 2024 and 2025 as described below under "Special Equity Awards."

Target Executive Compensation Informed By the Market

The Committee reviews our executive compensation pay levels and programs on a regular basis. For pay levels, we generally target paying within a competitive range centered around the median of the market for total direct compensation as well as its components, including salary, bonus targets, and long-term incentive target values for performance shares and performance cash. We consider target compensation to be market competitive if it is within +/-10% of the median level indicated by the benchmarking data.

For making 2025 pay decisions, our primary compensation benchmarking sources were manufacturing companies in nationally recognized compensation surveys. We also considered data from our Custom Peer Group (described below) regarding pay levels for the CEO and CFO and pay program design, dilution, and performance. We believe this approach provides an appropriate representation of the market, and using multiple sources lessens the impact of fluctuations in market data over time.

Our Custom Peer Group, identified in 2024 for making 2025 pay decisions, was made up of the thirteen public companies listed below. All companies fell into at least one of the following categories:

- customers with a strong presence in one or more of our major markets;
- companies that compete directly or indirectly with one or more of Cummins' businesses;
- key suppliers of related products; and
- diversified industrial companies that compete for investor capital within the Industrial market segment.

The Custom Peer Group companies are also similar to Cummins in size and investor profile and compete with us for customers and talent.

Borg Warner Incorporated (BWA)	Textron Incorporated (TXT)	Daimler Truck AG (DTG-XE)
Deere & Company (DE)	Caterpillar Incorporated (CAT)	Eaton Corporation (ETN)
Emerson Electric Co. (EMR)	Dana Incorporated (DAN)	Honeywell International Inc. (HON)
Illinois Tool Works (ITW)	Paccar Incorporated (PCAR)	Parker-Hannifin Corporation (PH)
AB Volvo (VOLV B-SE)		

No changes were made to the peer group identified in 2024 for making 2025 pay decisions compared to the peer group identified in 2023 for making 2024 pay decisions.

Executive Compensation Best Practices

We continually review best practices in the area of executive compensation and incorporate those practices in our executive compensation arrangements.

 **WHAT WE DO**

Set clear financial goals that we believe are challenging yet achievable, meet or exceed competitive standards, and will enhance shareholder value over time

Use multiple measures to ensure our executives focus on both annual and longer-term goals

Tie incentive awards for all participants at least in part to overall company performance to reinforce the importance of the company's success and to encourage collaboration and teamwork

Encourage executives to focus on the sustained long-term growth of our company and promote retention by vesting performance-based awards only at the end of the performance or service period

Cap payouts under our short- and long-term incentive compensation plans at 200% of the target awards

Require all incentive and equity awards for senior executives be subject to clawback and cancellation provisions that go beyond the minimum required by law and apply to both performance-based and time-vesting awards

Maintain a Talent Management and Compensation Committee composed of independent directors who are advised by an outside, independent compensation consultant

Complete an annual assessment of the risk associated with our compensation program

Require executive officers and outside directors to maintain prescribed stock ownership levels

Subject our executives to double trigger change in control provisions

 **WHAT WE DO NOT DO**

We do not allow backdating or repricing of stock options

We do not have separate employment contracts with our executive officers

We do not guarantee salary increases, bonuses or equity grants for our executive officers

We will not gross-up excise taxes that may be imposed on payments to our executive officers in connection with a change in control

Perquisites do not constitute a major element of our executive compensation program

We do not permit officers or directors to engage in pledging, hedging or similar types of transactions with respect to our stock

We do not pay dividends or dividend equivalents on unearned performance shares

HOW PERFORMANCE MEASURES AND GOALS ARE DETERMINED

The Committee regularly reviews all elements of our executive compensation program and makes changes as it deems appropriate. Each review includes general comparisons against market data and analysis prepared by Farient, including information on market practices in the following areas:

- Pay strategy and positioning;
- Annual bonus plan design, including performance measures and goals and plan leverage;
- Long-term incentive plan strategy and design, including the mix of elements, as well as performance measures and goals and plan leverage;
- Stock ownership guidelines;
- Executive perquisites, including personal use of company aircraft; and
- Executive benefits and protection policies, including severance practices for officers, supplemental retirement plans, deferred compensation plans and change in control arrangements.

The Talent Management and Compensation Committee establishes performance measures and goals each year for the annual and long-term incentive plans that are designed to help achieve our business strategy and objectives. The Committee also benchmarks against the historical performance of the Custom Peer Group and considers whether Cummins' goals are sufficiently demanding relative to our peers. Additionally, the Committee solicits Farient's assessment regarding the degree of difficulty associated with the incentive plan performance targets relative to both external analyst expectations for performance and peer performance expectations. The Committee believes this process leads to appropriate performance targets and incentive awards that reflect the creation of shareholder value.

The Talent Management and Compensation Committee has discretion to adjust performance results that reflect significant transactions (such as acquisitions, divestitures, or newly-formed joint ventures) or other unusual items (such as pension plan contributions above required levels, restructuring, or significant tax legislation) if such events were not anticipated at the time performance targets were initially established.

Compensation Programs

Our executive compensation program consists of three principal elements: base salary, annual bonus, and long-term incentive compensation. Together, these elements constitute total direct compensation.

Base Salary

We target base salary, on average, at the median of the market for similar executive positions. Some officers' base salaries may vary from the median due to factors such as experience, tenure, potential, performance, and internal equity.

Annual Bonus

HOW BONUSES ARE CALCULATED

Our annual bonus is designed to link participants' pay to our annual financial performance. The payout for each participant, including our NEOs, is calculated using the following formula:



Annual Bonus = **Executive's Base Salary** x **Executive's Target Award Percentage** x **Payout Factor**

Target awards as a percentage of salary are set such that performance at the target goal level generates an annual bonus aligned paying within a competitive range centered around the market median. The "payout factor" is determined based on Cummins' actual financial performance against its annual goals or, in the case of the Hybrid Corporate/Accelera bonus plan, a combination of Cummins' financial performance and Accelera's performance.

For the 2025 annual bonuses, our TMCC also reserved the ability to reduce the bonuses otherwise earned by our Named Executive Officers by up to 15% if satisfactory progress had not been made in complying with the settlement agreements we had reached in December 2023 with various regulatory agencies to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications (the "Settlement Agreements").

2025 ANNUAL BONUS PERFORMANCE MEASURES FOR THE CORPORATE PLAN

For the 2025 Cummins annual bonus plan, consistent with 2024, we decided to use EBITDA, weighted at 70%, and Operating Cash Flow, weighted at 30%, as the performance measures. We believe these measures are aligned with our strategy, ensuring a focus on profitable growth and working capital management across the company, which are critical to sustaining the level of investment necessary to position us for future growth.

EBITDA for compensation purposes equals:

EBITDA = Cumulative Earnings or Losses Before Interest Expense, Income Taxes, Depreciation and Amortization and Noncontrolling Interests for the 1-year performance period

Operating Cash Flow for compensation purposes equals:

Operating Cash Flow = Cash flow excluding capital expenditures, financing transactions (debt, leases), dividends, and share repurchases

2025 EBITDA AND OPERATING CASH FLOW PERFORMANCE TARGETS FOR THE CORPORATE PLAN

Setting the targets with the appropriate level of difficulty underscores the importance of achieving or exceeding our annual operating plan ("AOP") performance commitment. This approach requires increasingly difficult targets during economic upturns and realistic goals during cyclical downturns. The 2025 EBITDA and Operating Cash Flow goals were set with this philosophy in mind.

Target EBITDA and operating cash flow were established by the TMCC after reviewing the AOP and considering input from Farient, the Committee's independent outside consultant.

Target EBITDA (a 100% payout factor) was the amount required to achieve our AOP. As shown below, the possible payout factors for 2025 ranged from 10% for threshold performance (70% of target EBITDA) to a maximum of 200% for superior performance (115% of target EBITDA or better). The payout factor changed in increments of 10% for results that fell between threshold and target, or between target and maximum.

Target operating cash flow (a 100% payout factor) was the amount required to achieve our AOP. As shown below, the possible payout factors for 2025 ranged from 10% for threshold performance (70% of target operating cash flow) to a maximum of 200% for superior performance (115% of target operating cash flow or better). The payout factor changed in increments of 10% for results that fell between threshold and target, or between target and maximum.

2025 EBITDA AND OPERATING CASH FLOW PERFORMANCE AND PAYOUTS FOR THE CORPORATE PLAN

Our 2025 adjusted EBITDA performance was $5,797 million and our adjusted operating cash flow performance was $3,666 million. As a result, the payout factor used to calculate the 2025 annual bonus for all participants on the Cummins bonus plan, including each of our Named Executive Officers other than Ms. Davis, was 90% of target. Our TMCC determined that no reduction was required in the bonuses otherwise earned based on the level of progress in our compliance with the Settlement Agreements.



Performance Measure (weighting)	Performance Threshold[1] (10% payout[2])	Performance Target (100% payout)	Performance Maximum (200% payout)	Performance Achievement	Payout Percentage
CMI EBITDA ($ millions) 70%	$4,025 70% of target	**$5,797** $5,750	$6,613 115% of target	$5,797	100%
CMI Operating Cash Flow ($ millions) 30%	$2,660 70% of target	**$3,666** $3,800	$4,370 115% of target	$3,666	80%
				Final Payout	90%

(1)   Plan does not require that both measures are above threshold for a payout to occur

(2)   Interpolate for performance between discrete points

In calculating the 2025 annual bonus, we made the following exclusions:

EBITDA Exclusions:

- $412 million of net costs related to one-time items not anticipated at the time performance targets were initially established, consisting of $458 million of costs related to charges in the Accelera segment that were partially offset by unanticipated one-time benefits

Operating Cash Flow Exclusions:

- $45 million of net cash outflows related to one-time items not anticipated at the time performance targets were initially established, consisting of (1) tariff costs incurred but not yet recovered, (2) costs related to Accelera actions and (3) benefits from lower cash tax payments as a result of the One Big Beautiful Bill Act

2025 ANNUAL BONUS PERFORMANCE MEASURES FOR THE HYBRID CORPORATE/ACCELERA PLAN

For the 2025 Hybrid Corporate/Accelera annual bonus plan, in which Ms. Davis participated, we decided to use EBITDA, weighted at 35%, Operating Cash Flow, weighted at 15%, Accelera Revenue, weighted at 20%, and performance as measured by an Accelera Strategic Scorecard, weighted at 30%. In approving those measures, the TMCC believed that the plan was aligned with our strategy for Accelera at the time, ensuring a balanced focus on profitable growth across the company while providing incentives specific to the Accelera participants' business strategies and strong line of sight to goals and linkage of pay and performance. We also believed that maintaining an equal weighting between Cummins and Accelera would help to ensure Ms. Davis' incentives were linked appropriately to the results of both the entire enterprise and Accelera given her responsibilities, which span across multiple segments within the company.

EBITDA and Operating Cash Flow were the same under the Accelera plan as for the corporate plan. Accelera Revenue for compensation purposes was defined as revenue calculated in accordance with generally accepted accounting principles (GAAP), although we retained the discretion to adjust the calculation as described below. The components of the Accelera Strategic Scorecard are described below.

2025 EBITDA, OPERATING CASH FLOW, ACCELERA REVENUE AND ACCELERA STRATEGIC SCORECARD PERFORMANCE TARGETS FOR THE HYBRID CORPORATE/ACCELERA PLAN

Setting the targets with the appropriate level of difficulty underscores the importance of achieving or exceeding our AOP performance commitment. This approach requires increasingly difficult targets during economic upturns and realistic goals during cyclical downturns. The 2025 EBITDA, Operating Cash Flow, Accelera Revenue and Accelera Strategic Scorecard goals were set with this philosophy in mind.

Target EBITDA, Operating Cash Flow and Accelera Revenue were established by the TMCC after reviewing the AOP and considering input from Farient, the Committee's independent outside consultant.

Target EBITDA (a 100% payout factor) was the amount required to achieve our AOP. As shown below, the possible payout factors for 2025 ranged from 10% for threshold performance (70% of target EBITDA) to a maximum of 200% for superior performance (115% of target EBITDA or better). The payout factor changed in increments of 10% for results that fell between threshold and target, or between target and maximum.

Target Operating Cash Flow (a 100% payout factor) was the amount required to achieve our AOP. As shown below, the possible payout factors for 2025 ranged from 10% for threshold performance (70% of target operating cash flow) to a maximum of 200% for superior performance (115% of target operating cash flow or better). The payout factor changed in increments of 10% for results that fell between threshold and target, or between target and maximum.

Target Accelera Revenue (a 100% payout factor) was the amount required to achieve our AOP. As shown below, the possible payout factors for 2025 ranged from 10% for threshold performance (80% of target Accelera Revenue) to a maximum of 200% for superior performance (120% of target Accelera Revenue or better). The payout factor changed in increments of 10% for results that fell between threshold and target, or between target and maximum.

The Accelera Strategic Scorecard consisted of five strategic measures relating to financial performance, order volume, progress in development milestones, key market position, and cost reduction. The level of payout earned, between 10% for threshold performance and 200% for maximum performance, would be determined by the Talent Management and Compensation Committee in its discretion based on its evaluation of Accelera's performance according to such strategic measures.

2025 EBITDA, OPERATING CASH FLOW, ACCELERA REVENUE AND ACCELERA STRATEGIC SCORECARD PERFORMANCE AND PAYOUTS FOR THE HYBRID CORPORATE/ACCELERA PLAN

Our 2025 adjusted EBITDA performance was $5,797 million, our adjusted operating cash flow performance was $3,666 million, Accelera Revenue performance was $460 million and performance against the Accelera Strategic Scorecard was 80%, which led to a payout factor under the Hybrid Corporate/Accelera Plan based on performance for Ms. Davis of 80% of target. However, our TMCC determined that an adjusted payout factor would more accurately reflect actual performance by Ms. Davis and Accelera for the year in light of certain developments outside of our control, including:

- Lower market adoption rates leading to material volume changes from customers

In total, we estimate that this factor outside of our control adversely impacted our revenue performance by $45 million in 2025. Based on this factor, the TMCC approved a bonus for Ms. Davis equal to 90% of the target.

Performance Measure (weighting)	Performance Threshold[1] (10% payout[2])	Performance Target (100% payout)	Performance Maximum (200% payout)	Performance Achievement	Payout Percentage
CMI EBITDA ($ millions) 35%	$4,025 *70% of target*	**$5,797** $5,750	$6,613 *115% of target*	$5,797	100%
CMI Operating Cash Flow ($ millions) 15%	$2,660 *70% of target*	**$3,666** $3,800	$4,370 *115% of target*	$3,666	80%
Accelera Revenue ($ millions) 20%	$373 *80% of target*	**$460** $466	$559 *120% of target*	$460	90%
Accelera Strategic Scorecard 30%		Financial Performance Order Volume Progress in Development Milestones Key Market Position Cost Reduction		80% of Target	80%
				Final Payout	80% (as calculated) 90% (as approved by TMCC)

(1)   Plan does not require that both measures are above threshold for a payout to occur

(2)   Interpolate for performance between discrete points

In addition, in calculating the 2025 annual bonus under the Hybrid Corporate/Accelera Plan, we made the following exclusions:

EBITDA Exclusions:

- $412 million of net costs related to one-time items not anticipated at the time performance targets were initially established, consisting of $458 million of costs related to charges in the Accelera segment that were partially offset by unanticipated one-time benefits

Operating Cash Flow Exclusions:

- $45 million of net cash outflows related to one-time items not anticipated at the time performance targets were initially established, consisting of (1) tariff costs incurred but not yet recovered, (2) costs related to Accelera actions and (3) benefits from lower cash tax payments as a result of the One Big Beautiful Bill Act

Long-Term Incentive Compensation

FORM OF LONG-TERM INCENTIVE AWARDS FOR 2025

The Cummins long-term incentive compensation program for 2025 consisted of performance shares and performance cash, weighted at 70% and 30%, respectively. We believe that the combination of these long-term incentive vehicles supports our pay-for-performance philosophy, provides appropriate incentives for participants to achieve financial targets, and provides strong linkage between the economic interests of our participants, including our NEOs, and our shareholders.



Performance Shares
Term: 3-years
70%

Performance Cash
Term: 3-years
30%

TARGET GRANT VALUES

The TMCC generally sets the target long-term incentive values for our officers on average paying within a competitive range centered around the median of the market. Grant values are set using a market-based economic valuation methodology which converts the targeted value of the grants into a targeted number of performance shares and dollar amount of performance cash. The number of performance shares granted is based on a three-month average daily trading day stock price in the final quarter of our prior fiscal year to mitigate the impact of temporary stock price spikes or drops on the number of shares to be granted.

PERFORMANCE PLAN MEASURES

For the last several years, we have used two metrics for our long-term performance cash and performance shares: Return on Invested Capital (ROIC), which has an 80% weighting and EBITDA, which has a 20% weighting. The Committee reaffirmed these metrics were appropriate for the 2025-2027 award cycle as we continued to focus on both growth and delivering strong returns on the capital we invest. Together these metrics strongly correlate with total shareholder return. In a change from 2024, we did not use a separate Hybrid Corporate/Accelera program for the 2025-2027 award cycle, electing instead to realign all participants to a single set of performance measures to enhance our "one Cummins" alignment and the predictability of applicable performance goals.

We did, however, use a separate Hybrid Corporate/Accelera program in which Ms. Davis participated for the 2023-2025 and 2024-2026 award cycles. The Committee determined that the performance metrics for the Hybrid Corporate/Accelera program 2023-2025 award cycle would be Cummins ROIC, which had a 30% weighting and Accelera three-year cumulative revenue, which had a 70% weighting. Cummins ROIC was the same under the Hybrid Corporate/Accelera program as under the corporate plan. Accelera revenue for this purpose was defined as revenue calculated in accordance with GAAP, although we retained the discretion to adjust the calculation as described below. The Committee determined these performance metrics were appropriate because it believed these measures were aligned with our strategy for Accelera, ensuring a balanced focus on profitable growth across the company while providing incentives specific to the Accelera participants' business strategies and strong line of sight to goals and linkage of pay and performance.

The performance metrics and weightings for our long-term performance cash and performance shares for the 2025-2027 award cycle are as follows:

Measure	Description	Plan Weighting
Cummins ROIC	Return on invested capital is the amount of return a company makes divided by debt and equity capital. It is used as a performance benchmark when compared to other companies	80%
Cummins EBITDA	EBITDA is a useful measure of operating performance as it assists investors and debt holders in comparing performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending on many factors	20%

ROIC AND EBITDA PERFORMANCE TARGETS FOR THE 2023-2025 AWARD CYCLE

For the 2023-2025 performance cycle, we set a stable ROIC target of 15%, which represents a target that is both above the median of our peer group as well as a challenging goal across the 3-year performance period. We endeavor to maintain a stable target as long as our strategy remains the same in delivering competitive long-term returns. We also established a cumulative 3-year EBITDA goal the Talent Management and Compensation Committee deemed to be challenging, yet realistic, and consistent with our long-term strategy and financial plans.

ROIC for compensation purposes equals:

> **ROIC =** Average Earnings Before Interest Expense and Noncontrolling Interests after taxes for the 3-year performance period ÷ Average Invested Capital for the 3-year performance period

EBITDA for compensation purposes equals:

> **EBITDA =** Cumulative Earnings or Losses Before Interest Expense, Income Taxes, Depreciation and Amortization and Noncontrolling Interests for the 3-year performance period

The table below summarizes the ROIC and EBITDA targets for the 2023-2025 award cycle.

2023-2025 LONG-TERM PERFORMANCE CASH AND PERFORMANCE SHARE PAYOUTS

Based on our actual performance from January 1, 2023 through December 31, 2025, our adjusted ROIC was 17.45% and our 3-year Cumulative adjusted EBITDA was $15,908 million. As a result, the payout factor used to calculate the awards for all long-term incentive participants under the Cummins plan, including each Named Executive Officer other than Ms. Davis, was 160%.

Performance Measure (weighting)	Performance Threshold[1] (10% payout[2])	Performance Target (100% payout)	Performance Maximum (200% payout)	Performance Achievement	Payout Percentage
CMI ROIC 80%	10.5% *70% of target*	15.0%	17.45% ▼ 19.5% *130% of target*	17.45%	150%
CMI EBITDA ($ millions) 20%	$11,268 *85% of target*	$13,256	$15,908 ▼ $15,244 *115% of target*	$15,908	200%
				Final Payout	160%

(1)   Plan does not require that both measures are above threshold for a payout to occur

(2)   Interpolate for performance between discrete points

In calculating the 2023-2025 long-term incentive plan performance, we made the following exclusions:

- $1.372 billion of net benefit related to the divestiture of Atmus (including operating results) for 2024, $254 million of net benefit related to the divestiture of Atmus (including operating results) for 2023, and also excluded is $600 million of debt assumed on behalf of Atmus in 2023

- $2.036 billion charge relating to payments required for the settlement of U.S. regulatory claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S. in 2023

- $458 million of costs related to the restructuring, impairment, and other charges in the Accelera segment in 2025 and $312 million of costs related to the Accelera reorganization in 2024

- $3.295 billion of debt assumed for the acquisition of Meritor in 2022 and $129 million related to the 2017 Tax Cuts and Jobs Act tax legislation

For the Hybrid Corporate/Accelera program in which Ms. Davis participated, based on our actual performance from January 1, 2023 through December 31, 2025, our adjusted ROIC was 17.45% compared to the same performance goals, and reflecting the same exclusions, as under the Cummins plan. In addition, actual Accelera revenue was $1,228 million compared to the performance threshold, target and maximum of $1,200 million, $1,500 million and $1,800 million, respectively. As a result, the payout factor used to calculate the awards for all long-term incentive participants under the Hybrid Corporate/Accelera program, including Ms. Davis, was 50% of target.

However, our TMCC determined that an adjusted payout factor would more accurately reflect actual performance by Ms. Davis and Accelera during the plan cycle in light of certain developments outside of our control, including:

- Significantly lower market adoption rates relative to the plan's cumulative revenue target driven primarily by changes in government incentives and other market factors

In total, we estimate that these factors outside of our control adversely impacted our revenue performance by $273 million in 2023-2025 performance cycle. Based on these factors, the TMCC approved a performance share payout for Ms. Davis equal to 110% of the target.



Performance Measure (weighting)	Performance Threshold (10% payout)	Performance Target (100% payout)	Performance Maximum (200% payout)	Performance Achievement	Payout Percentage
CMI ROIC 30%	10.5% *70% of target*	15.0%	17.45% ▼ 19.5% *130% of target*	17.45%	150%
Accelera cumulative revenue ($ millions) 70%	$1,228 ▼ $1,200 *80% of target*	$1,500 *100% of target*	$1,800 *120% of target*	$1,230	10%
				Final Payout	50% (as calculated) 110% (as approved by TMCC)

Participants in the Hybrid Corporate/Accelera program also received a portion of their long-term incentive compensation for the 2023-2025 cycle in the form of grants of restricted stock units that were subject to vesting over time. The restricted stock units (30% of the award's target value) were used instead of performance cash.

In calculating the 2023-2025 Hybrid Corporate/Accelera long-term incentive plan performance, we made the following exclusions:

- $1.372 billion of net benefit related to the divestiture of Atmus (including operating results) for 2024, $254 million of net benefit related to the divestiture of Atmus (including operating results) for 2023, as well as $600 million of debt assumed on behalf of Atmus in 2023

- $2.036 billion charge relating to payments required for the settlement of U.S. regulatory claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S. in 2023

- $458 million of costs related to the restructuring, impairment, and other charges in the Accelera segment in 2025 and $312 million of costs related to the Accelera reorganization in 2024

- $3.295 billion of debt assumed for the acquisition of Meritor in 2022 and $129 million related to the 2017 Tax Cuts and Jobs Act tax legislation

ROIC AND EBITDA PERFORMANCE TARGETS FOR THE 2024-2026 AND 2025-2027 AWARD CYCLES

The tables below summarize the ROIC and EBITDA targets for the 2024-2026 and 2025-2027 award cycles. Each of our Named Executive Officers had 2024-2026 and 2025-2027 long-term incentive performance cash and performance share awards subject to the performance goals summarized in the table below other than Ms. Davis, whose 2024-2026 performance cash and performance shares had performance goals relating to the Accelera segment.

2024-2026 CORPORATE PLAN



Performance Measure (weighting)	Performance Threshold[1] (10% payout[2])	Performance Target (100% payout)	Performance Maximum (200% payout)
CMI ROIC 80%	10.5% *70% of target*	15.0%	19.5% *130% of target*
CMI EBITDA ($ millions) 20%	$13,473 *85% of target*	$15,850	$18,228 *115% of target*

(1)   Plan does not require that both measures are above threshold for a payout to occur

(2)   Interpolate for performance between discrete points

2025-2027 CORPORATE PLAN



Performance Measure (weighting)	Performance Threshold[1] (10% payout[2])	Performance Target (100% payout)	Performance Maximum (200% payout)
CMI ROIC 80%	13.0%	16.0%	19.0%
CMI EBITDA ($ millions) 20%	$16,567 *85% of target*	$19,490	$22,414 *115% of target*

(1)   Plan does not require that both measures are above threshold for a payout to occur

(2)   Interpolate for performance between discrete points

Special Equity Awards

In 2024 and 2025, we approved special equity awards consisting of performance-based restricted stock units for certain of our Named Executive Officers. The TMCC approved the awards and set the amounts at a level that it believed would provide a strong retention and performance incentive for overseeing critical strategic initiatives. The grants approved for our Named Executive Officers are shown in the table below.

Name	Total Target Award Value	Duration
Bonnie Fetch	**$2,000,000** • $1,000,000 for 2025 • $1,000,000 for 2026	2-year (2025-2026)
Amy Davis	**$2,000,000** • $1,000,000 for 2024 • $1,000,000 for 2025	2-year (2024-2025)
Jenny Bush	**$2,000,000** • $1,000,000 for 2024 • $1,000,000 for 2025	2-year (2024-2025)

The awards were or will be granted in multiple installments, with a grant occurring in each of the years indicated in the above table. The vesting of each year's grant also was or will be contingent on meeting key milestones to be established for the year by the CEO, subject to approval by the Talent Management and Compensation Committee, and on continuous employment for a one-year vesting period (subject to limited exceptions).

For Ms. Fetch, the key milestones for the first year's grant in 2025 related to achieving certain safety targets and making progress on strategic objectives relating to business operations, processes and value delivery. In the fourth quarter of 2025, our CEO recommended to the TMCC, and the TMCC approved, a determination that the key milestones had been satisfied for 2025, meaning that Ms. Fetch earned the 2025 grant of performance-based restricted stock units in full on February 19, 2026, when she satisfied the one-year vesting requirement.

For Ms. Davis, the key milestones for the second year's grant in 2025 related to achieving financial objectives for our Accelera and Components segments, achieving certain safety targets, managing changes and risks and growth initiatives and enhancing teamwork and collaboration. In the fourth quarter of 2025, our CEO recommended to the TMCC, and the TMCC approved, a determination that the key milestones had been satisfied for 2025, meaning that Ms. Davis earned the 2025 grant of performance-based restricted stock units in full on February 19, 2026, when she satisfied the one-year vesting requirement.

For Ms. Bush, the key milestones for the second year's grant in 2025 related to achieving certain safety targets and cost savings objectives and developing strategy, completing assessments and demonstrating progress in key operational areas. In the fourth quarter of 2025, our CEO recommended to the TMCC, and the TMCC approved, a determination that the key milestones had been satisfied for 2025, meaning that Ms. Bush earned the 2025 grant of performance-based restricted stock units in full on February 19, 2026, when she satisfied the one-year vesting requirement.

The 2025 performance-based restricted stock units were deemed granted on the date on which performance was determined in the fourth quarter of 2025, and accordingly the grant values are reflected in the Summary Compensation Table based on the value of our stock on such date.

The Compensation Decision Process

ROLE OF OUR TALENT MANAGEMENT AND COMPENSATION COMMITTEE

The Talent Management and Compensation Committee reviews and discusses the Board's evaluation of the Chair and Chief Executive Officer's performance, including the progress made in implementing Cummins' business strategy and achieving specific long- and short-term business objectives. The Committee considers those discussions and the results of the formal review to determine the compensation, as advised by Farient's analysis, of our Chief Executive Officer for the coming year. The Committee Chair then informs the Board of the Committee's decisions. Members of management do not make recommendations regarding the compensation of our Chair and Chief Executive Officer.

ROLE OF OUR CHIEF EXECUTIVE OFFICER

For other executives, including the NEOs, the Chair and Chief Executive Officer considers performance and makes individual recommendations to the Committee on base salary, annual incentive targets, and long-term incentive targets. This review occurs annually at the February Talent Management and Compensation Committee meeting, which is the first meeting of the year and provides the earliest opportunity to review and assess individual and corporate performance for the previous year.

The Talent Management and Compensation Committee evaluates each officer's compensation relative to the market median for similar positions and considers internal equity and the experience, tenure, potential and performance of each officer and modifies and approves, as appropriate, these recommendations.

ROLE AND INDEPENDENCE OF OUR COMPENSATION CONSULTANT

For 2025, the Talent Management and Compensation Committee engaged Farient as its independent compensation consultant to provide input and advice to the Committee. The consultant also advises the Committee on non-employee director compensation. Other than the services provided to the Committee, Farient does not provide any other services to our company. Our Committee maintains a formal process to ensure the independence of any executive compensation advisor engaged by the Committee, including consideration of all factors relevant to the advisor's independence from management, including those factors specified by the NYSE listing rules. The Committee assessed the independence of Farient in light of those factors and concluded that Farient is an independent compensation advisor and that its work for the Committee did not raise any conflict of interest.

The Committee oversees the work of the consultant and has final authority to hire or terminate any consultant. The Committee also annually reviews structural safeguards to assure the independence of the consultant.

Compensation Decisions Pertaining to our Named Executive Officers

The discussion below outlines each NEO's responsibilities, performance highlights for 2025, the compensation decisions made, and incentive outcomes.

The Talent Management and Compensation Committee believes the 2025 compensation packages for our NEOs and our executive compensation program align the interests of our shareholders and executives by emphasizing variable, at-risk compensation tied to measurable performance goals using an appropriate balance of short-term and long-term objectives.

Jennifer Rumsey



Chair and Chief Executive Officer



2025

Base Salary: $1,545,000[1]
Target LTI for 2025: $11,000,000[2]
90% At-Risk
Target Annual Bonus: $2,703,750[2]

2024

Base Salary: $1,500,000[1]
Target LTI for 2024: $9,500,000[2]
89% At-Risk
Target Annual Bonus: $2,625,000[2]

(1)   The salary shown is based on the annual salary rate after giving effect to any salary adjustments for the year.

(2)   The target incentive values shown in these charts differ from those in the Summary Compensation Table because the table shows earned, rather than target, annual incentive award amounts.

Ms. Rumsey served as Chairperson of our Board and Chief Executive Officer in 2025. She has served as Chairperson of our Board since August 2023 and as Chief Executive Officer since August 2022.

At the beginning of 2025, the TMCC increased Ms. Rumsey's base salary and target long-term incentive to better align her compensation with the external market. We did not increase her target bonus as a percentage of base salary, but the dollar amount increased due to the increase in her base salary.

Ms. Rumsey's target total direct compensation in 2025 compared to 2024 is shown in the charts above.

In 2025, Ms. Rumsey:

- Led the company's overall operations in delivering strong sales of $34 billion, record adjusted EBITDA of $5.8 billion, and adjusted EPS of $23.78. Navigated a downturn in on-highway markets in North America and strong demand in power generation resulting in record performance in our Power Systems and Distribution segments

- Played a leadership role in advancing Cummins strategy and progress towards our long-term financial goals

- Delivered top quartile total shareholder return compared to our custom peer group and outpaced broader U.S. equity markets

- Actively engaged with our shareholders to communicate our strategy and results

- Coordinated our focus and engagement to enable us to monitor and effectively respond to the impact of changing U.S. and global trade and other policies

- Partnered with key OEM and end customers to strengthen relations to deliver value and meet their evolving leaders

- Actively engaged and communicated with employees globally and engaged in our talent and leadership strategies and programs to inspire, motivate, and develop our employees to reach their potential and deliver our mission, vision, and values

- Led the Cummins' Board of Directors in partnership with our lead director to ensure an effective Board of Directors and corporate governance

Ms. Rumsey's target compensation compared to her realized compensation for 2025 is shown in the table below:

Pay Component	Target	Performance Factor	Realized	Comments
Salary for 2025	$1,545,000	Not Applicable	$1,533,750	The realized salary differs from the target amount due to a change in salary that occurred during the year
Annual Bonus for 2025	$2,703,750	90%	$2,415,656	$1,533,750 (2025 base salary earnings) x 175% (target as a percentage of base salary earnings) x 90% (2025 performance factor)
Performance Cash for 2023-2025 cycle	$2,850,000	160%	$4,560,000	$2,850,000 x 160%
Performance Shares for 2023-2025 cycle	27,960	160%	44,736 Performance shares earned for 2023-2025 cycle, valued at $22,835,491	Value reflected $510.45 stock price on December 31, 2025; 27,960 shares x 160% x $510.45 stock price

Mark Smith



Vice President – Chief Financial Officer

2025

Base Salary:
$903,000[1]

Target LTI for
2025:
$4,000,000[2]

**85%
At-Risk**

Target
Annual Bonus:
$948,150[2]

2024

Base Salary:
$877,000[1]

Target LTI for
2024:
$3,750,000[2]

**84%
At-Risk**

Target
Annual Bonus:
$877,000[2]

(1) The salary shown is based on the annual salary rate after giving effect to any salary adjustments for the year.

(2) The target incentive values shown in these charts differ from those in the Summary Compensation Table because the table shows earned, rather than target, annual incentive award amounts.

Mr. Smith served as our Vice President – Chief Financial Officer in 2025. He has held this role since 2019. At the beginning of 2025, the TMCC increased Mr. Smith's base salary, target bonus, and target long-term incentive awards to better align him with the external market. Mr. Smith's target total direct compensation in 2025 compared to 2024 is shown in the charts above.

In 2025, Mr. Smith:

- Along with all leaders of the Company, delivered record adjusted EBITDA of $5.8 billion and adjusted EPS of $23.78 despite a downturn in our core on-highway markets in North America

- Helped repatriate $1.3 billion of cash from overseas to reinforce our U.S. liquidity

- Maintained strong credit ratings with Moody's Investor Services and Standard & Poor's Rating Services

- Ensured the company maintained strong controls over its assets and financial reporting

- Co-led multiple leadership development programs for our emerging global leaders

Mr. Smith's target compensation compared to his realized compensation for 2025 is shown in the table below:

Pay Component	Target	Performance Factor	Realized	Comments
Salary for 2025	$903,000	Not Applicable	$896,500	The realized salary differs from the target amount due to a change in salary that occurred during the year
Annual Bonus for 2025	$948,150	90%	$847,193	$896,500 (2025 base salary earnings) x 105% (target as a percentage of base salary earnings) x 90% (2025 performance factor)
Performance Cash for 2023-2025 cycle	$900,000	160%	$1,440,000	$900,000 x 160%
Performance Shares for 2023-2025 cycle	8,830	160%	14,128 Performance shares earned for 2023-2025 cycle, valued at $7,211,638	Value reflected $510.45 stock price on December 31, 2025; 8,830 shares x 160% x $510.45 stock price

Amy Davis



Vice President and President – Accelera and Components

(1)   The salary shown is based on the annual salary rate after giving effect to any salary adjustments for the year.

(2)   The target incentive values shown in these charts differ from those in the Summary Compensation Table because the charts exclude the grant date fair value of a special equity award consisting of performance-based restricted stock units under "Special Equity Awards" and because the table shows earned, rather than target, annual incentive award amounts.

Ms. Davis served as our Vice President and President – Accelera and Components in 2025. She has held this role since 2023. At the beginning of 2025, the TMCC increased Ms. Davis' base salary and target long-term incentive award to better align her with the external market. Ms. Davis' target total direct compensation in 2025 compared to 2024 is shown in the charts above. We did not increase her target bonus as a percentage of base salary, but the dollar amount increased due to the increase in her base salary.

In 2025, Ms. Davis:

- Oversaw two major business segments: the global Components segment, with $10.1 billion in sales, approximately 20,000 employees, and more than 60 locations; and the Accelera segment, with $460 million in sales

- Navigated regulatory, tariff and market uncertainty in North America to right size the businesses and continue consistent customer delivery throughout the year

- Delivered better EBITDA margins in the Components segment despite a North America market downturn and post-Atmus divestiture by improving efficiency and streamlining overhead

- Drove integration of the Meritor and Forvia acquisitions surpassing value capture commitments

- Oversaw a strategic analysis of Accelera resulting in a restructuring that will reduce operating cost structure to enable significantly reduced EBITDA losses in future years

- Chaired the Board of the Amplify Cell Technologies joint venture, guiding the leadership and Board members through strategic evaluations and investment decisions amidst uncertain North American adoption scenarios

Ms. Davis' target compensation compared to her realized compensation for 2025 is shown in the table below:

Pay Component	Target	Performance Factor	Realized	Comments
Salary for 2025	$747,000	Not Applicable	$741,500	The realized salary differs from the target amount due to a change in salary that occurred during the year
Annual Bonus for 2025	$747,000	90%	$667,350	$741,500 (2025 base salary earnings) x 100% (target as a percentage of base salary earnings) x 90% (2025 performance factor)
Performance Cash for 2023-2025 cycle	$0	Not applicable	$0	Ms. Davis was on the Hybrid Corporate/Accelera long-term incentive plan for the 2023-2025 cycle. This plan used restricted stock units instead of performance cash.
Performance Shares for 2023-2025 cycle	4,710	110%	5,181 Performance shares earned for 2023-2025 cycle, valued at $2,644,641	Value reflected $510.45 stock price on December 31, 2025; 4,710 shares x 110% x $510.45 stock price
Restricted Stock Units for the 2023-2025 cycle	2,020	Not applicable	2,020 restricted stock units earned for the 2023-2025 cycle, valued at $1,031,109	Value reflected $510.45 stock price on December 31, 2025; 2,020 restricted stock units x $510.45 stock price

Jenny Bush



2025

Base Salary:
$689,000[1]

Target LTI for
2025:
$1,900,000[2]

**79%
At-Risk**

Target
Annual Bonus:
$689,000[2]

2024

Base Salary:
$650,000[1]

Target LTI for
2024:
$1,600,000[2]

**77%
At-Risk**

Target
Annual Bonus:
$585,000[2]

Vice President and President – Power Systems

(1)   The salary shown is based on the annual salary rate after giving effect to any salary adjustments for the year.

(2)   The target incentive values shown in these charts differ from those in the Summary Compensation Table because the charts exclude the grant date fair value of a special equity award consisting of performance-based restricted stock units under "Special Equity Awards" and because the table shows earned, rather than target, annual incentive award amounts.

Ms. Bush served as our Vice President and President – Power Systems in 2025. She has held this role since 2022. At the beginning of 2025, the TMCC increased Ms. Bush's base salary, target bonus, and target long-term incentive award to better align her with the external market.

In 2025, Ms. Bush:

- Delivered 16% revenue growth and 44% increase in segment EBITDA, year over year

- Acquired and fully integrated 'First Mode', a hybrid mining technology company to enable fuel consumption and carbon reduction technologies to be adopted in mining applications

- Delivered 25% year over year reduction in injuries and severe injuries in PSBU plants

- Launched next generation Power Generation 'Centum branded' products for application into Datacenter capacity and executed vertical integration growth programs to deliver maximum value to customers

- Executed capital expansion plans to deliver significant large engine volume delivery for consumption within the rapidly expanding data center markets in 2026 and beyond

- Chaired Cummins India Limited board to top 150 status in the India stock exchange and celebrated 30 years of listing on the National Stock Exchange (NSE) of India

- Graduated global leadership development programs in North America to continue to seed senior executive leaders into the talent pipeline at Cummins

- Awarded U.S. Government defense contract to develop and supply 500 kW tactical power generation systems

Ms. Bush's target compensation compared to her realized compensation for 2025 is shown in the table below:

Pay Component	Target	Performance Factor	Realized	Comments
Salary for 2025	$689,000	Not Applicable	$679,250	The realized salary differs from the target amount due to a change in salary that occurred during the year
Annual Bonus for 2025	$689,000	90%	$611,325	$679,250 (2025 base salary earnings) x 100% (target as a percentage of base salary earnings) x 90% (2025 performance factor)
Performance Cash for 2023-2025 cycle	$360,000	160%	$576,000	$360,000 x 160%
Performance Shares for 2023-2025 cycle	3,530	160%	5,648 Performance shares earned for 2023-2025 cycle, valued at $2,883,022	Value reflected $510.45 stock price on December 31, 2025; 3,530 shares x 160% x $510.45 stock price

Bonnie J. Fetch



Executive Vice President and President – Operations



2025

Base Salary:
$660,000(1)
Target LTI for 2025:
$1,800,000(2)
Target Annual Bonus:
$594,000(2)
78%
At-Risk

2024

Base Salary:
$575,000(1)
Target LTI for 2024:
$1,200,000(2)
Target Annual Bonus:
$460,000(2)
74%
At-Risk

(1) The salary shown is based on the annual salary rate after giving effect to any salary adjustments for the year.

(2) The target incentive values shown in these charts differ from those in the Summary Compensation Table because the charts exclude the grant date fair value of a special equity award consisting of performance-based restricted stock units under "Special Equity Awards" and because the table shows earned, rather than target, annual incentive award amounts.

Ms. Fetch served as our Vice President and President – Distribution during 2025 until March 15, 2025, when she was appointed to the role of Executive Vice President and President – Operations. In 2025, the TMCC increased Ms. Fetch's base salary, target bonus, and target long-term incentive award to better align her with the external market and reflect her role change.

In 2025, Ms. Fetch:

- Led a second consecutive year of safety performance improvement across the corporation to reach the top quartile performance within three years and our company's best ever performance in the previous decade
- Led operating functions to deliver value through expansion of shared services/best delivery model, IT operating model change, executing advanced analytics and AI projects and building transformation capability
- Led the company's aggressive gross margin improvement goals through supply chain in purchasing, manufacturing, planning and logistics while effectively managing tariffs
- Launched key elements of our revitalized Operating System including Augmented Six Sigma and Reimagined Lean as we continue to bring our vision to build an industry leading, innovative operating system that unlocks significant value through customer-centric and business outcome-focused execution
- Led the work of AI and our Digital Core development to support our Agentic AI journey
- Personally led key leadership programs to develop front line leaders through executive development candidates

Ms. Fetch's target compensation compared to her realized compensation for 2025 is shown in the table below:

Pay Component	Target	Performance Factor	Realized	Comments
Salary for 2025	$660,000	Not Applicable	$642,292	The realized salary differs from the target amount due to a change in salary that occurred during the year
Annual Bonus for 2025	$594,000	90%	$508,117	$642,292 (2025 base salary earnings) x 87.9% (pro-rated target as a percentage of base salary earnings) x 90% (2025 performance factor)
Performance Cash for 2023-2025 cycle	$210,000	160%	$336,000	$210,000 x 160%
Performance Shares for 2023-2025 cycle	2,060	160%	3,296 Performance shares earned for 2023-2025 cycle, valued at $1,682,443	Value reflected $510.45 stock price on December 31, 2025; 2,060 shares x 160% x $510.45 stock price

Annual Compensation Risk Assessment

In 2025, the Talent Management and Compensation Committee conducted its annual risk assessment of our compensation policies and practices. The Committee evaluated the levels of risk-taking encouraged by our compensation arrangements to determine whether they were appropriate in the context of our strategic plan and annual budget, our compensation objectives, and Cummins' overall risk profile. The Committee also reviewed the robust risk-mitigation features of our compensation program, the most significant of which are outlined below.

PAY MIX

The three primary elements of our executive compensation program are base salary, annual bonus, and long-term incentive compensation. We target paying within a competitive range centered around the median of the market for our total compensation package. This approach mitigates the need for executives to take significant risks to earn average competitive compensation and also ensures that the interests of our executives are closely aligned with those of our shareholders.

PERFORMANCE-BASED MEASUREMENT

The performance goals set forth in our annual bonus and long-term incentive plans are based upon budgeted levels that are reviewed and approved by the Committee. We believe these goals are challenging yet attainable at their targeted levels without the need to take inappropriate risks, take actions that would violate our Code of Business Conduct, or make material changes to our long-term business strategy or operations. Payouts under both incentive plans are capped at 200% of target to make it less likely that executives would pursue outsized short-term achievements at the expense of the long term.

TIME HORIZON

Our long-term incentive plan awards are based on a three-year performance period, which encourages our employees to focus on the sustained growth of our company rather than seeking potentially unsustainable short-term gains.

CLAWBACK POLICY

Amounts paid to any officer under our annual bonus or long-term incentive compensation plans, as well as time-vesting equity awards granted to such officers, are subject to potential recovery in accordance with our compensation recoupment policy, as described below.

OTHER RISK MITIGATORS

We pay incentive compensation only after our audited financial results are complete and the Committee has certified our performance results and the associated incentive awards. Additionally, we have stock ownership requirements for all officers that ensure the interests of our leaders and shareholders are aligned. We also prohibit officers from engaging in forms of hedging or monetization transactions involving the establishment of a short position in our securities and from entering into any arrangement that, directly or indirectly, involves the use of our securities as collateral for a loan.

EXCLUSION OF UNUSUAL ITEMS

In measuring financial performance under our annual short- and long-term bonus plans, the Talent Management and Compensation Committee has discretion to adjust performance results that reflect significant transactions or other unusual items if such events were not anticipated at the time performance targets were initially established. We believe allowing these exclusions ensures our executives will focus on the merits of proposed transactions for Cummins rather than the effect a proposed action may have on incentive compensation.

As a result of its review, the Committee concluded that Cummins has a balanced executive compensation program that does not drive excessive financial risk-taking, and that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on our company.

Benefits

Our officers, including our Named Executive Officers, participate in a full range of health, welfare and retirement benefits and are covered by the same plans as other exempt employees. We target our total benefit package to be at the median of the market.

In addition to these benefits, our U.S. officers, including our Named Executive Officers, participate in a supplemental life insurance and deferred income program that is designed to attract and retain key leadership talent in senior positions. This program provides additional life insurance equal to three times base salary while the officer is an active employee, and additional retirement payments, which are offset by and coordinated with payments from our regular retirement plans.

The supplemental retirement provision "tops up" the pension available from our regular pension plans to provide a total benefit based on a percentage of the officer's highest average consecutive 60-month base salary and annual bonus received during the last 10 years of employment. The total replacement formula is 2% for each of the first 20 years and 1% for each of the next 10 years, with a maximum 50% total benefit.

Our U.S. officers, including our Named Executive Officers, are also eligible to participate in our non-qualified deferred compensation plan. This program is designed to provide financial planning opportunities for capital accumulation on a tax-deferred basis and to meet competitive market practice.

A majority of our employees, including our Named Executive Officers, are eligible to participate in our employee stock purchase plan. Under the employee stock purchase plan, each eligible employee may authorize the withholding of 1-15% of base pay each pay period to be used to purchase shares of our common stock for the employee's account on the open market. Cummins makes a matching contribution in cash in an amount sufficient to give employees a 20% discount on the purchase price of these shares, up to a per-participant limit of $20,000 in share purchases per year.

Perquisites

Perquisites do not constitute a major element of our executive compensation program.

Our officers, including our Named Executive Officers, are entitled to the services of a financial counselor for estate- and tax-planning advice and tax return preparation. Cummins pays the fees for these services, which are detailed in the Summary Compensation Table.

Our officers, including our Named Executive Officers, may use our aircraft for reasonable personal use (including occasional use by family members), following a prescribed approval process. The Talent Management and Compensation Committee reviews the level of usage annually. We believe that allowing our officers to use a company-owned plane for limited personal use saves time and provides additional security for them, which ultimately benefits Cummins. The aggregate incremental cost of personal aircraft use by our Named Executive Officers is detailed in the Summary Compensation Table.

Executive physical examinations are available for all officers, including our Named Executive Officers. The Committee considers this practice to be good corporate governance and a direct benefit to Cummins' shareholders.

Executive Compensation Policies

COMPENSATION RECOUPMENT

We maintain a compensation recoupment, or "clawback," policy that includes three components:

- The policy provides that, if we are required to prepare a qualifying accounting restatement, then, unless an exception applies, we will recover reasonably promptly the excess of (1) the amount of incentive-based compensation received by a person who served as a covered officer at any time during the applicable performance period during the three completed years immediately preceding the date we are required to prepare the accounting restatement over (2) the amount that would have been received had it been determined based on the restated financials.

- The policy also provides that, if any of our financial statements are required to be restated in a qualifying accounting restatement as a result of the fraudulent actions of any officer, the Talent Management and Compensation Committee may direct that we recover all or a portion of any award, including any time-vesting or performance-based equity award, or any past or future compensation other than base salary from the responsible officer with respect to any year for which our financial results are adversely affected by such restatement.

- The policy also authorizes us to recover, reduce or cancel all or any portion of any award, including any time-vesting or performance-based equity award, or any past or future compensation other than base salary paid or awarded to, or earned by, an officer if the officer has engaged in conduct that (a) constitutes a failure to appropriately identify, escalate, monitor, or manage risks or is otherwise contrary to our best interests and (b) has caused, or might reasonably be expected to cause, significant reputational or financial harm to our company.

POST-EMPLOYMENT COMPENSATION AND CHANGE IN CONTROL PROTECTIONS

We do not have formal severance agreements with any of our Named Executive Officers. However, we have a policy of paying severance under certain circumstances to officers whose employment is terminated, and certain of our plans provide for other benefits upon certain change-in-control events and terminations of employment. These arrangements are described in detail under "Potential Payments Upon Termination or Change in Control." The purposes of these benefits are to encourage our key executives to concentrate on taking actions that are in the best interests of our shareholders without regard to whether such actions may ultimately have an adverse impact on their job security, and to enable key executives to provide objective advice on any potential change in control without undue concern for their personal financial situations. The Talent Management and Compensation Committee periodically reviews and modifies these benefits to ensure they continue to meet these objectives.

Under our change in control compensation protection arrangements, benefits would be provided following a qualified change in control and termination without "cause" by the company or termination by the officer for "good reason" within two years of the change in control. Upon the occurrence of both triggering events, the following benefits would be provided to any affected Named Executive Officer:

For Our Chief Executive Officer	For Our Named Executive Officers (except our Chief Executive Officer)
• Severance equal to three years' base salary plus three annual bonus payments calculated at a 1.0 payout factor	• Severance equal to two years' base salary plus two annual bonus payments calculated at a 1.0 payout factor
• Full vesting of certain insurance and retirement benefits	• Full vesting of certain insurance and retirement benefits
• Continuation for the three-year severance period of certain other benefits or an equivalent cash payment	• Continuation for the two-year severance period of certain other benefits or an equivalent cash payment

In addition to the severance provisions of our change in control compensation protection arrangements, awards under our long-term compensation plans provide for accelerated vesting upon a change in control only if the awards are not assumed or replaced or if the award holder's employment is also terminated by us (or the surviving entity) without cause or by the award holder with good reason within two years after the change in control.

Our change in control compensation protection arrangements do not provide for tax gross-ups for excise taxes imposed because of the "golden parachute" excise tax provisions of Code Sections 280G and 4999. Instead, the arrangements provide that, if excise taxes are imposed because of the golden parachute excise tax provisions of Code Sections 280G and 4999, the Named Executive Officer's change in control compensation protections will either be cut back to below the level that would trigger the imposition of the excise taxes, or paid in full and subjected to the excise taxes, whichever results in the better after-tax outcome to the Named Executive Officer.

CONFIDENTIALITY AND NON-COMPETE AGREEMENTS

Each of our Named Executive Officers has signed an agreement not to disclose our confidential information or to accept employment with certain competitors during, and for 12 months after, the time the officer is employed by us.

STOCK OWNERSHIP REQUIREMENTS

The Talent Management and Compensation Committee believes our officers should own a significant amount of our stock to further link their economic interests to those of our shareholders. To underscore this, we require officers to own a number of shares of our common stock having a total value equal to the following multiples of their respective base salaries:

Group	Stock Ownership Requirement
Chief Executive Officer	Five times (5×) base salary
Members of the Cummins Leadership Team (including all of the Named Executive Officers other than the Chief Executive Officer)	Three times (3×) base salary
All Other Officers	One time (1×) base salary

An officer's direct and indirect ownership of our common stock counts toward the ownership requirements whereas unexercised stock options and unearned performance shares do not.

Because our stock value may vary, ownership requirements are expressed as a set number of shares for defined salary bands. The number of required shares is reviewed annually and established by the Committee based on an average stock price over a three-year period.

Officers have five years from the date of initial appointment to meet their ownership requirement. An officer whose salary increases to the new band (and higher stock ownership requirement) has three years from the date of the increase to achieve the higher level. Subject to limited exceptions, officers may not sell any shares until they reach their stock ownership guideline, and then they may only sell Cummins' shares to the extent their stock ownership would not drop below their required level.

All of our Named Executive Officers are already in compliance with, or still have time to meet, their stock ownership requirement.

As described under "Director Compensation," we also have formal stock ownership guidelines for non-employee Board members. All non-employee directors have either satisfied this requirement or have additional time to do so.

PLEDGING AND HEDGING POLICY

We maintain a policy under which our officers and directors are prohibited from engaging in forms of hedging or monetization transactions involving the establishment of a short position in our common stock, such as zero-cost collars and forward sale contracts. They are also prohibited from entering into any arrangement that, directly or indirectly, involves the pledge of our securities or other use of our securities as collateral for a loan. Our anti-pledging and anti-hedging policy does not apply to employees who are not officers or directors.

POLICIES AND PRACTICES RELATING TO THE TIMING OF EQUITY AWARDS

We generally grant annual equity-based awards during the first half of our fiscal year, although such timing may change from year to year. The TMCC also may consider and approve interim or mid-year grants, or grants made on another basis, from time to time based on business needs, changing compensation practices or other factors, in the discretion of the TMCC. The TMCC does not take into account material nonpublic information in determining the timing and terms of equity-based awards, and we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

The Talent Management & Compensation Committee Report

The Talent Management and Compensation Committee of the Board of Directors reviewed and discussed the preceding Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for incorporation by reference into the company's Annual Report on Form 10-K for the year ended December 31, 2025.

Respectfully submitted,

WILLIAM I. MILLER, CHAIR
GARY L. BELSKE
DANIEL W. FISHER
CARLA A. HARRIS

The summary compensation table and supplemental tables on the following pages disclose compensation information for our Named Executive Officers during our last three completed fiscal years (or such shorter period for which the Named Executive Officer was a Named Executive Officer).

2025 Summary Compensation Table and Supplemental Tables

Name and Principal Position	Year	Annual Salary	(1) Bonus	(2) Stock Awards	(3) Non-Equity Incentive Plan Compensation	(4) Change in Pension Value and Nonqualified Deferred Compensation Earnings	(5) All Other Compensation	Total Compensation
J. W. Rumsey, Chair and Chief Executive Officer	2025	$1,533,750	$0	$6,429,004	$6,975,656	$4,852,938	$114,184	$19,905,532
	2024	$1,500,000	$0	$10,607,720	$7,837,500	$1,818,569	$93,320	$21,857,109
	2023	$1,500,000	$0	$6,186,989	$3,266,250	$1,834,671	$58,158	$12,846,068
M. A. Smith, Vice President and Chief Financial Officer	2025	$896,500	$0	$2,236,541	$2,287,193	$2,149,931	$36,732	$7,606,897
	2024	$862,750	$0	$4,164,137	$2,479,175	$1,500,437	$34,057	$9,040,556
	2023	$805,000	$0	$1,953,902	$2,268,500	$1,549,446	$32,099	$6,608,947
A.R. Davis, Vice President and President – Accelera and Components(6)	2025	$741,500	$0	$2,715,036	$667,350	$2,255,744	$45,030	$6,424,660
	2024	$725,000	$0	$4,210,827	$1,690,000	$1,291,704	$50,742	$7,968,273
J. M. Bush Vice President and President – Power Systems(6)	2025	$679,250	$0	$2,549,470	$1,187,325	$1,305,233	$30,167	$5,751,445
	2024	$650,000	$0	$3,410,366	$1,444,500	$702,207	$28,983	$6,236,056
B. J. Fetch Executive Vice President and President – Operations(6)	2025	$642,292	$0	$2,493,346	$844,117	$515,295	$17,369	$4,512,419

(1) Our annual bonuses are performance based, not discretionary, and are therefore included as Non-Equity Incentive Plan Compensation in the table above.

(2) The Stock Awards column represents the fair value on the grant date, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, which we refer to as ASC Topic 718, for stock awards, which were made pursuant to the 2012 Omnibus Incentive Plan. For performance shares, the fair value is based upon the probable outcome of the performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Topic 718. Additional information about the assumptions that we used when valuing equity awards is set forth in our Annual Report on Form 10-K in Note 18 to the Consolidated Financial Statements for 2025. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Performance shares are earned based on our financial performance over a three-year period, and the shares earned are not restricted after the performance period. The maximum values of the 2025 awards at the grant date assuming the highest level of performance conditions are attained are as follows: J.W. Rumsey – $12,858,008; M.A. Smith – $4,473,083; A.R. Davis – $2,458,231; J.M. Bush – $2,127,100; B.J. Fetch – $2,014,852. For performance-based restricted stock units, the fair value is based on our stock price on the date of grant, which is the date on which the performance outcomes for 2025 were determined, as follows: A.R. Davis – $1,485,920; J.M. Bush – $1,485,920; B.J. Fetch – $1,485,920.

(3) The amounts shown in this column for 2025 consist of (i) payments made in March 2026 under the Annual Bonus Plan for 2025 performance and (ii) payments for the performance cash component of our long term incentive compensation program, which were paid in March 2026 based on our 2023-2025 performance. A.R. Davis does not have performance cash, as the Hybrid Corporate/Accelera 2023-2025 plan replaced performance cash with restricted stock units. The payments for each Named Executive Officer from these sources were:

	J.W. Rumsey	M. A. Smith	A.R. Davis	J.M. Bush	B.J. Fetch
Annual Bonus Plan	$2,415,656	$847,193	$667,350	$611,325	$508,117
Performance Cash	$4,560,000	$1,440,000	$0	$576,000	$336,000
TOTAL	$6,975,656	$2,287,193	$667,350	$1,187,325	$844,117

(4) The 2025 aggregate changes in the actuarial present value of each Named Executive Officer's pension plans and the above market earnings on non-qualified deferred compensation are as follows:

	J.W. Rumsey	M. A. Smith	A.R. Davis	J.M. Bush	B.J. Fetch
Cummins Inc. Pension Plan A (Qualified)	$48,138	$50,212	$43,243	$34,489	$26,262
Cummins Excess Benefit Plan (Non-qualified)	$372,268	$155,781	$96,888	$89,103	$67,863
Supplemental Life Insurance and Deferred Income Program (Non-qualified)	$4,432,532	$1,943,938	$1,865,035	$1,181,641	$421,170
Sub-total	$4,852,938	$2,149,931	$2,005,166	$1,305,233	$515,295
Above-market earnings on non-qualified deferred compensation:	$0	$0	$250,578	$0	$0
TOTAL	$4,852,938	$2,149,931	$2,255,744	$1,305,233	$515,295

The amounts shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column and in the table immediately above reflect our Named Executive Officers' years of credited service under our pension plans. "Above market" is defined as the amount of earnings that exceeded 120% of the applicable federal long term rate. The present value of the benefits depends in part on the interest rate used to discount the future benefits under the Plan to their present value.

(5) This column consists of the following for 2025:

	J.W. Rumsey	M. A. Smith	A.R. Davis	J.M. Bush	B.J. Fetch
Financial Counseling	$14,370	$14,370	$14,370	$14,370	$2,361
Personal use of Company Aircraft	$80,876	$0	$12,956	$0	$0
Life Insurance Costs	$6,188	$9,612	$4,954	$3,047	$2,258
Company Contributions under the Retirement and Savings Plan	$12,750	$12,750	$12,750	$12,750	$12,750
TOTAL	$114,184	$36,732	$45,030	$30,167	$17,369

Personal use of Company Aircraft was calculated using an average indicated hourly cost of $3,926, which is the incremental cost incurred by the company. This cost is calculated based on the company's annual average fuel cost and other expenses derived from published industry averages.

(6) Ms. Fetch was not a named executive officer in 2024 or 2023, so, in accordance with the SEC's disclosure requirements, only one year of compensation information is provided for her. Ms. Davis and Ms. Bush were not named executive officers in 2023, so, in accordance with the SEC's disclosure requirements, only two years of compensation is provided for them.

The following table complements the disclosures set forth in columns captioned Non-Equity Incentive Plan Compensation, Stock Awards and Option Awards in the Summary Compensation Table.

Grants of Plan-Based Awards in 2025

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	(4) Grant Date Fair Value of Stock and Option Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
J.W. Rumsey	N/A	N/A(1)	$268,406	$2,684,063	$5,368,125							
	N/A	N/A(2)	$345,000	$3,450,000	$6,900,000							
	4/3/25	2/10/25(3)				2,291	22,910	45,820				$6,429,004
M. A. Smith	N/A	N/A(1)	$94,133	$941,325	$1,882,650							
	N/A	N/A(2)	$120,000	$1,200,000	$2,400,000							
	4/3/25	2/10/25(3)				797	7,970	15,940				$2,236,541
A.R. Davis	N/A	N/A(1)	$74,150	$741,500	$1,483,000							
	N/A	N/A(2)	$66,000	$660,000	$1,320,000							
	4/3/25	2/10/25(3)				438	4,380	8,760				$1,229,116
	12/18/25	12/18/25(5)							2,911			$1,485,920
J.M. Bush	N/A	N/A(1)	$67,925	$679,250	$1,358,500							
	N/A	N/A(2)	$57,000	$570,000	$1,140,000							
	4/3/25	2/10/25(3)				379	3,790	7,580				$1,063,550
	12/18/25	12/18/25(5)							2,911			$1,485,920
B.J. Fetch	N/A	N/A(1)	$56,457	$564,574	$1,129,149							
	N/A	N/A(2)	$54,000	$540,000	$1,080,000							
	4/3/25	2/10/25(3)				359	3,590	7,180				$1,007,426
	12/18/25	12/18/25(5)							2,911			$1,485,920

(1) Named Executive Officers participate in the annual bonus plan, as described in the Compensation Discussion and Analysis. The payout is calculated based on a formula approved by the Talent Management and Compensation Committee annually. Each participant is assigned a participation rate as a percent of salary. For purposes of the Corporate plan, our performance is measured by EBITDA weighted at 70% and operating cash flow weighted at 30% as defined by the plan. For purposes of the Hybrid Corporate/Accelera plan in which Ms. Davis participated, our performance is measured by EBITDA weighted at 35%, operating cash flow weighted at 15%, Accelera revenue weighted at 20%, and an Accelera Strategic Scorecard weighted at 30%. The annual bonus is calculated as follows:

(Annual Bonus) equals (Annual Base Salary Paid for calendar year) times (participation percentage assigned to each NEO) times (Payout Factor).

The Payout Factor could range from 0.0 to 2.0, in increments of 0.1.

(2) In 2025, we made target performance cash awards, expressed as dollar amounts, as part of our long term incentive compensation program under our 2012 Omnibus Incentive Plan. A multiple of the target award is earned based on our 2025-2027 performance for Return on Invested Capital (ROIC), weighted at 80%, and EBITDA, weighted at 20%. The amount earned and paid under the three year target award can range from 0.0 to 2.0 of the target award amount. The target award will be earned if our ROIC and EBITDA levels for 2025-2027 are equal to the targeted ROIC and EBITDA levels established for that period. The Threshold Payment (10% of the target award) will be earned if our ROIC is at 13% for the period and EBITDA is 85% of the targeted EBITDA for the period. The maximum payment (200% of the target award) will be earned if our ROIC is at/above 19% for the period and EBITDA is 15% above the targeted EBITDA for the period. To the extent earned, payments will be made in March 2028.

(3) In 2025, we made target awards of performance shares under our 2012 Omnibus Incentive Plan. The awards are expressed as a target number of shares of our Common Stock. Shares are earned based on our ROIC and EBITDA performance during 2025-2027, based on the same measures as established for the target performance cash awards. The target award number of shares will be earned if our ROIC and EBITDA for 2025-2027 are equal to the targeted ROIC and EBITDA levels established for the period as described in the Compensation Discussion and Analysis. Dividends are payable only at the conclusion of the performance period on the shares that become earned.

(4) The April 3, 2025, grant date fair value for performance shares, based upon probable outcome of the performance conditions to which they are subject, is $280.62/share, which is consistent with the estimate of aggregate compensation costs to be recognized over the service period determined as of the grant date under ASC Topic 718 (excluding the effect of estimated forfeitures). The December 18, 2025, grant date fair value for performance-based restricted stock unit awards, based upon probable outcome of the performance conditions to which they are subject, is $510.45/share, which is consistent with the estimate of aggregate compensation costs to be recognized over the service period determined as of the grant date under ASC Topic 718 (excluding the effect of estimated forfeitures).

(5) In 2025, we granted performance-based restricted stock units under our 2012 Omnibus Incentive Plan, as described under the heading "Special Equity Awards."

The following two tables are intended to enhance understanding of equity compensation that has been previously awarded, including awards that remained outstanding, as of December 31, 2025, and amounts realized on equity compensation during the last year as a result of the vesting or exercise of equity awards.

Outstanding Equity Awards at 2025 Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
J.W. Rumsey	13,320(4)		$142.12	4/6/2030	10,228	$5,220,883	104,320	$53,250,144
	1,235(5)		$166.18	10/16/2029				
	12,330(6)		$163.43	4/4/2029				
	6,950(7)		$160.10	4/3/2028				
	8,760(8)		$149.72	4/3/2027				
M. A. Smith					3,942	$2,012,194	39,040	$19,927,968
A.R. Davis	800(9)		$170.95	7/1/2030	8,639	$4,409,778	21,700	$11,076,765
	2,130(4)		$142.12	4/6/2030				
	2,160(6)		$163.43	4/4/2029				
J.M. Bush	3,200(4)		$142.12	4/6/2030	5,127	$2,617,077	17,440	$8,902,248
	1,070(6)		$163.43	4/4/2029				
B.J. Fetch	752(4)		$142.12	4/6/2030	4,871	$2,486,402	14,580	$7,442,361

(1)   The restricted share units shown in this column consist of (i) Performance based Restricted Stock Units (PRSUs) that were granted on December 18, 2025, to be earned in a multiple ranging from 0.0 to 1.0 of the target award, based on performance during 2025. The following PRSUs will vest in one year: 2,911 for Ms. Davis, Ms. Bush, and Ms. Fetch; (ii) Matching Restricted Share Units (RSUs) that were granted as part of the Deposit Share Program on May 31, 2024, will vest on the fourth anniversary of the grant date (10,228 for Ms. Rumsey; 3,942 for Mr. Smith; 3,708 for Ms. Davis, 2,216 for Ms. Bush and 1,960 for Ms. Fetch); and (iii) Restricted Stock Units that were granted on April 3, 2023, as part of the Hybrid Corporate/Accelera 2023-2025 LTI program, with RSUs vesting on March 1, 2026 (2,020 for Ms. Davis).

(2)   The price per share used to calculate the market value was $510.45 the unadjusted closing price of our Common Stock on the NYSE on December 31, 2025, the last trading day of the year.

(3)   Target awards of performance shares were granted in April 2024 and April 2025 to be earned in a multiple ranging from 0.0 to 2.0 of the target award, based on our performance during 2024-2026 and 2025-2027, respectively. The performance shares earned from the April 2024 grants will be awarded in March 2027, and the performance shares earned from the April 2025 grants will be awarded in March 2028. Performance for the 2024-2026 period in the aggregate, as well as for 2025 alone were above target; therefore, the maximum amounts are shown for the April 2024 and April 2025 grants.

(4)   These stock options were granted on April 6, 2020, and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(5)   These stock options were granted on October 16, 2019, and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(6)   These stock options were granted on April 4, 2019, and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(7)   These stock options were granted on April 3, 2018, and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(8)   These stock options were granted on April 3, 2017, and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(9)   These stock options were granted on July 1, 2020, and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

The outstanding awards of performance shares as of December 31, 2025 for the 2024-2026 and 2025-2027 award cycles, shown at target, were as follows:

Name	Grant Year	Number of Units of Performance Shares
J.W. Rumsey	2025	45,820
	2024	58,500
M. A. Smith	2025	15,940
	2024	23,100
A.R. Davis	2025	8,760
	2024	12,940
J.M. Bush	2025	7,580
	2024	9,860
B.J. Fetch	2025	7,180
	2024	7,400

Option Exercises and Stock Vested in 2025

Name	(1) Number of Shares Acquired on Exercise (#)	(2) Value Realized on Exercise ($)	(3) Number of Shares Acquired on Vesting (#)	(4) Value Realized on Vesting ($)
J.W. Rumsey	4,570	$1,676,824	34,560	$12,724,301
M. A. Smith	54,320	$14,443,343	10,365	$3,816,186
A.R. Davis	1,985	$492,840	13,415	$5,015,990
J.M. Bush	0	$0	8,901	$3,354,026
B.J. Fetch	0	$0	2,070	$762,133

(1)   Represents the gross number of shares acquired upon exercise of vested options without taking into account any shares that may be withheld to cover option exercise price or applicable tax obligations.

(2)   Represents the value of exercised options calculated by multiplying (i) the number of shares of our Common Stock to which the exercise of the option related, by (ii) the difference between the per share unadjusted closing price of our Common Stock on the NYSE on the date of exercise and the exercise price of the options.

(3)   Target awards of performance shares were granted in April 2022 to be earned in a multiple ranging from zero to two times the target award, based on our performance during 2022-2024. Amy Davis also received a grant of restricted stock shares on March 1, 2021. The third tranche of this grant vested on March 1, 2025. The number of shares vested for Amy Davis and Jenny Bush also includes shares earned in 2025 under their special equity awards described above in the "Special Equity Awards" section. The number of shares disclosed represents the gross number of shares acquired upon vesting without taking into account any shares that were withheld to cover applicable tax obligations.

(4)   The values realized on vesting for the performance and restricted stock units were calculated using the unadjusted closing price of our Common Stock on the applicable vesting date.

Pension Benefits for 2025

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
J.W. Rumsey	Cummins Pension Plan (Qualified)	25	$458,086	$0
	Excess Benefit Retirement Plan (Non-qualified)	25	$1,080,444	$0
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	25	$11,203,483	$0
M. A. Smith	Cummins Pension Plan (Qualified)	30	$500,510	$0
	Excess Benefit Retirement Plan (Non-qualified)	30	$710,369	$0
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	30	$9,736,938	$0
A.R. Davis	Cummins Pension Plan (Qualified)	31	$396,707	$0
	Excess Benefit Retirement Plan (Non-qualified)	31	$291,438	$0
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	31	$5,918,609	$0
J.M. Bush	Cummins Pension Plan (Qualified)	29	$246,967	$0
	Excess Benefit Retirement Plan (Non-qualified)	29	$267,547	$0
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	29	$3,243,395	$0
B.J. Fetch	Cummins Pension Plan (Qualified)	7	$119,335	$0
	Excess Benefit Retirement Plan (Non-qualified)	7	$151,093	$0
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	7	$1,039,094	$0

CUMMINS PENSION PLAN

The Cummins Pension Plan is a tax-qualified cash balance pension plan. Participants receive pay credits equal to 6% of total monthly pay, defined as base salary and annual bonus payments. Individual accounts are maintained for each participant. The accounts receive interest credits equal to the 30-year Treasury bond rate plus 1%. Participants are 100% vested in the Cummins Pension Plan benefit upon attaining three years of service.

EXCESS BENEFIT RETIREMENT PLAN

The Excess Benefit Retirement Plan provides non-qualified pension benefits in excess of limitations imposed by the Code on the benefits provided by the Cummins Pension Plan formula. It preserves the total benefit payable under the Cummins Pension Plan formula.

SUPPLEMENTAL LIFE INSURANCE AND DEFERRED INCOME PLAN (SERP)

The Supplemental Life Insurance and Deferred Income Plan provides a SERP benefit to our officers who participate in the Cummins Pension Plan.

The SERP benefit is based on a percentage of the highest 60 consecutive months of total compensation during the final 120 months of the participant's career. Total compensation for calculation of five-year average pay is defined as base salary and annual bonus payments.

The SERP benefit percentage is calculated as 2% of the participant's five-year average pay for each of the first 20 years of service plus 1% of the participant's five-year average pay for each of the next 10 years of service. The maximum is a 50% benefit after 30 years of service.

The retirement benefit under the SERP is offset by the highest combined annuity available from the Cummins Pension Plan and the Excess Benefit Retirement Plan, thus topping up the benefits available from those plans to total the target retirement benefit. Officers who were participants in the plan prior to 2006 whose service and age total 80 (minimum age 55 and 20 years of service), or have at least 30 years of service, regardless of age, would qualify for immediate unreduced commencement of life annuity benefits.

Otherwise, after retirement or termination of employment, unreduced benefits may be commenced at age 60. Retired or terminated vested employees who do not qualify for unreduced benefits under the age and service conditions described in the previous paragraph may commence benefits as early as age 55, and the life annuity benefit would be reduced by .333% for each month the participant's age at commencement preceded 60.

Vesting for the SERP benefit is 25% after five years of service, increasing in 15% annual increments, with 100% vesting after 10 years of service. The life annuity benefit is a 15-year certain payment, with a 50% benefit for surviving spouse or domestic partner.

The SERP benefit accrued for service prior to 2005 may be elected as a lump sum payment. Benefits accrued after 2005 are subject to the provisions of Internal Revenue Code Section 409A, which preclude election of a lump sum distribution of such benefits at the time permitted for benefits accrued for service prior to 2005.

The actuarial table used to calculate a lump sum payment under the SERP is the same as that used to make such calculations under the qualified Cummins Pension Plan, and the interest rate used is the rate used by the Pension Benefit Guaranty Corporation.

ACCELERATED SERP FORMULA FOR EXECUTIVES HIRED MID-CAREER

For some officers who joined our company mid-career, the SERP benefit is calculated at an accelerated rate, requiring one-half the service necessary for other participants.

The accelerated formula provides a target benefit based on 4% for the first 10 years and 2% for the next five years of service, with a maximum of 50% of Five-Year Average Pay after fifteen years of service. Eligibility for immediate commencement of unreduced benefits is achieved when age and service total 70 (minimum age 58 and 10 years of service). Otherwise, for participants who are no longer our employees, unreduced benefits may commence at age 60 or as early as age 55, but reduced .333% for each month when age at commencement precedes age 60.

NON-QUALIFIED DEFERRED COMPENSATION PLAN

Our Deferred Compensation Plan permits deferral of up to 85% of base salary, annual bonus, and/or performance cash awards under our long-term incentive compensation program. Each of our NEOs' Deferred Compensation Plan account balances earn income based on the performance of the investment option(s) that the NEO selects for his or her account.

Investment options within our Deferred Compensation Plan are substantially similar to the investment choices available in our 401(k) plan. However, participants may also have a balance in other legacy investment options: the 10-Year Treasury Bill + 4%, the 10-Year Treasury Bill + 2%, Barclays Capital U.S. Government/Credit Bond Index and Standard & Poor's 500 Index.

The investment options within our Deferred Compensation Plan had the following annual returns in 2025:

Account Crediting Option	2025 Annual Return
Advisor Managed Portfolio – Conservative Allocation	9.15%
Advisor Managed Portfolio – Moderate Allocation	11.77%
Advisor Managed Portfolio – Moderate Growth Allocation	14.22%
Advisor Managed Portfolio – Growth Allocation	16.46%
Advisor Managed Portfolio – Aggressive Allocation	18.51%
Ten Year Treasury Note + 2%	6.28%
Ten Year Treasury Note + 4%	8.28%
Fidelity VIP Gov't Money Market – Initial Class	4.13%
Fidelity VIP Bond Index-Initial Class	6.98%
Fidelity VIP Investment Grade Bond – Initial Class	7.22%
Barclays Capital U.S. Government/Credit Bond Index	7.16%
DFA VA U.S. Large Value	15.83%
Schwab S&P 500 Index	17.83%
Standard & Poor's 500 Index	16.39%
American Funds IS Growth – Class 1	20.53%
DFA VA U.S. Targeted Value	8.95%

Account Crediting Option	2025 Annual Return
Fidelity VIP Extended Market Index Init	12.32%
Lord Abbett Series Developing Growth – Class VC	14.59%
DFA VA International Value	45.64%
Fidelity VIP International Index-Initial Class	33.14%
Vanguard VIF International	19.97%

Investment options may be changed daily. At the time of the election to defer, the participant chooses the time and the form of distribution. The participant may elect to have distributions begin on a specified date or following retirement. Distributions will also commence on any other separation from service, or upon death or a change of control.

Non-Qualified Deferred Compensation in 2025

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year ($)	(1) Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	(2) Aggregate Balance at Last Fiscal Year End ($)
J.W. Rumsey	$0	$0	$0	$0	$0
M. A. Smith	$0	$0	$0	$0	$0
A.R. Davis	$540,000	$0	$436,257	$0	$3,730,077
J.M. Bush	$0	$0	$0	$0	$0
B.J. Fetch	$0	$0	$0	$0	$0

(1)   Amounts included in the above table that were also reported in the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column of the Summary Compensation Table as "Above market earnings" for the Non-Qualified Deferred Compensation Plan for each Named Executive Officer are: J.W. Rumsey $0; M. A. Smith $0; A.R. Davis $250,578; J.M. Bush $0; B.J. Fetch $0.

(2)   Amounts included in this column that have been reported in the Summary Compensation Table since 2006 for each Named Executive Officer are: J.W. Rumsey $0; M. A. Smith $0; A.R. Davis $1,860,494; J.M. Bush $0; B.J. Fetch $0.

Potential Payments Upon Termination or Change in Control

PAYMENTS UPON A CHANGE IN CONTROL WITHOUT A QUALIFIED TERMINATION OR UPON A QUALIFIED TERMINATION FOLLOWING A CHANGE IN CONTROL

In the event of a change in control of our company or certain terminations of employment within two years after a change in control, we will provide benefits to certain executives, including our Named Executive Officers.

Upon a change in control, outstanding equity-based awards that are assumed or replaced in the change in control transaction would not automatically become immediately vested and exercisable. Instead, two events (i.e., a so-called "double trigger") are required to trigger accelerated vesting and exercisability: both a change in control and termination without "cause" by the company or termination by the officer with "good reason" within two years of the change in control.

Upon a termination of employment without "cause" by the company or for "good reason" by the officer following a change in control, our Named Executive Officers, except our Chief Executive Officer would be entitled to two years' salary plus two annual bonus payments calculated using a 1.0 payout factor. Our Chief Executive Officer would be entitled to three years' salary plus three annual bonus payments. We would also provide for the full vesting of certain insurance and retirement benefits. Additionally, the Named Executive Officers, other than our Chief Executive Officer, would receive a payment equal in value to two years' additional participation under our tax-qualified and nonqualified pension plans as well as two years' continued participation in other employee benefit plans, and our Chief Executive Officer would receive a payment equal in value to three years' additional participation under our tax-qualified and nonqualified pension plans as well as three years' continued participation in other employee benefits plans.

If the then-outstanding awards of performance cash and performance shares were not assumed or replaced in the change in control transaction, they would be paid at target level and all outstanding options, restricted stock units and restricted stock awards would vest in full and be paid in cash. The value of supplemental and excess retirement (non-qualified) benefits would also be paid in cash. All amounts of compensation deferred under our Deferred Compensation Plan would be paid in cash. Our change in control arrangements with our Named Executive Officers do not entitle them to gross-up payments for taxes resulting from the application of the "golden parachute" excise tax provisions of Code Sections 280G and 4999. Instead, the arrangements reflect a "best net of taxes" approach under which, if excise taxes are imposed because of the golden parachute excise tax provisions of Code Sections 280G and 4999, the Named Executive Officer's change in control compensation protections will be either cut back, to a level below the level that would trigger the imposition of the excise taxes, or paid in full and subjected to the excise taxes, whichever results in the better after-tax result to the Named Executive Officer.

"Change in control" is generally defined as a consolidation or merger in which we are not the continuing or surviving corporation or in which our shares are converted; a sale, lease, exchange or transfer of substantially all of our assets; approval by our shareholders of a plan or proposal to liquidate or dissolve our company; the acquisition by a person of 25% or more of our voting power; or a majority change in the composition of our Board in a two-year period under specified circumstances where the nomination or election of the new directors is not approved by a supermajority of the directors prior to the change.

Termination for "cause" means a termination of the officer's employment by us due to the officer's willful and continued failure to perform his or her duties with us (after notice and an opportunity to cure), other than due to incapacity due to illness, or due to the officer's conviction of a felony.

Termination for "good reason" generally means a termination by the officer within 90 days following specified adverse changes in the officer's employment circumstances such as the assignment of duties not consistent with the officer's position, certain relocations of the officer's location of employment or reductions in compensation.

The payments to each of our Named Executive Officers, assuming that all triggering events occurred on December 31, 2025, are estimated in the table below. Amounts actually received, should any of the triggering events occur, may vary.

Payments		J W. Rumsey	M.A. Smith	A.R. Davis	J.M. Bush	B.J. Fetch
Severance	(1)	$12,746,250	$3,702,300	$2,988,000	$2,756,000	$2,508,000
Unvested Restricted Stock	(2)	$5,220,883	$2,012,194	$2,923,858	$1,131,157	$1,000,482
Unvested Performance Cash Plan	(3)	$9,150,000	$3,225,000	$1,290,000	$1,410,000	$1,110,000
Unvested Performance Share Plan	(4)	$40,897,254	$14,471,258	$9,428,522	$7,738,932	$6,258,627
Retirement Benefit Payment	(5)	$7,193,587	$1,169,608	$1,855,696	$1,486,663	$960,257
Welfare Benefit Values	(6)	$49,968	$33,312	$33,312	$33,312	$33,312
Financial Advisory and 401(k) Benefit	(7)	$81,360	$54,240	$54,240	$54,240	$54,240
Reduction due to Best Net of Taxes Provision	(8)	$0	$0	$0	$0	$0
Aggregate Payments		**$75,339,302**	**$24,667,912**	**$18,573,628**	**$14,610,304**	**$11,924,918**

(1) Severance payment is equal to three times annual base salary at the time of the termination, plus three annual bonus payments at a 1.0 payout factor for Ms. Rumsey as Chief Executive Officer. For the other Named Executive Officers, severance payments are equal to two times the Named Executive Officer's annual base salary at the time of the termination, plus two annual bonus payments at a 1.0 payout factor.

(2) Total value of unvested restricted stock units that would become vested upon a change in control, assuming a share price of assuming a share price of $510.45 and a change in control date of December 31, 2025.

(3) Payouts of all of the performance cash awards for the 2023-2025, 2024-2026, and 2025-2027 award cycles at the target level.

(4) Payouts of all of the performance share awards for the 2023-2025, 2024-2026, and 2025-2027 award cycles at the target level assuming a $510.45 share price for all performance shares.

(5) Incremental actuarial value attributable to retirement for three years of additional service for Ms. Rumsey and two years for the other Named Executive Officers.

(6) Estimated value associated with the continuation of life insurance, medical, dental, and disability benefits for three years for Ms. Rumsey and two years for the other Named Executive Officers following termination.

(7) The calculation of the Financial Advisory and 401(k) Benefit is equal to three times the maximum annual financial advisory benefit, plus three times the annual Company Contribution under the Retirement and Savings Plan for Ms. Rumsey as Chief Executive Officer. For the other Named Executive Officers, the Financial Advisory and 401(k) Benefit is equal to two times the maximum annual financial advisory benefit, plus two times the annual Company Contribution under the Retirement and Savings Plan.

(8) The calculation of the Reduction due to Best Net of Taxes Provision is based upon a Code Section 280G excise tax rate of 20% and the highest marginal income tax rates for 2025. Furthermore, it was assumed that no value will be attributed to reasonable compensation. At the time of any change in control, a value may be so attributed, which would affect whether a reduction would be triggered and the amount of any such reduction.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OTHER THAN FOLLOWING A CHANGE IN CONTROL

The following tables summarize the estimated payments to be made to Named Executive Officers under provisions of plans or established practice in the event of termination of employment including resignation, involuntary termination, involuntary termination for cause, retirement, death and disability other than following a change in control.

Termination for cause includes and is not limited to: violation of our Treatment of Others Policy, violation of the Code of Business Conduct, theft or other acts of dishonesty, willful destruction of our property, refusal to obey a supervisor's reasonable instructions, conduct endangering the safety of employees or co-workers, falsification of our documents, or violation of our other rules or policies.

We only report amounts where vesting requirements are waived and/or time of payment is accelerated, or benefits that are not generally available to our other exempt employees. Also, information is not repeated that is disclosed previously under the Pension Benefits Table, the Deferred Compensation Table, or the Outstanding Equity Awards Table, except to the extent that the amounts payable to the Named Executive Officer would be enhanced by the termination event described.

The amounts shown assume the terminating event occurred on the last business day of 2025, and that the price per share of our Common Stock is the closing price as of that date, $510.45.

Severance

We do not have formal severance agreements with any of our Named Executive Officers. However, the Committee has established a policy that any of our Named Executive Officers, if terminated by us other than for cause, will generally be entitled to receive up to 12 months' base salary as severance, paid as salary continuation, and a pro-rated portion of his or her annual bonus for the portion of the year prior to termination, payable at the normal time and using the same payout factors as for all other participants. All of these elements would require a signed release of claims agreement.

Annual Bonus

If a participant's employment with us terminates prior to the payment of our annual bonuses other than by reason of retirement, death or disability, the participant will not receive any annual bonus payout (except as described above under "Severance"). If a participant's employment with us terminates by reason of retirement, death, or disability prior to payment, then the participant will remain eligible for an annual bonus based on his or her eligible earnings prior to retirement, death, or disability and based on actual performance.

Accelerated Vesting of Long-Term Grants

As described elsewhere in this proxy statement, currently we provide annual target award grants of performance cash and performance shares. The grants are based on a three-year performance period. In 2025, we also granted performance-based restricted stock units to certain Named Executive Officers, and, in 2024, we granted matching restricted stock units under our previously disclosed Deposit Share Program. Under the Program, designated participants, including certain of our Named Executive Officers, were eligible to receive matching grants of restricted stock units if they committed to hold newly acquired shares of our common stock for four years. The matching grants of restricted stock units will cliff vest on the fourth anniversary of the participation deadline if the participant has remained continuously employed and has satisfied the holding requirement for the newly acquired shares.

Performance Cash

If a participant's employment with us terminates during the first year of an award cycle, other than by reason of retirement, death or disability, the participant will not receive any payout for that award cycle. If a participant's employment terminates during the second year of an award cycle other than by reason of retirement, death or disability, the Compensation Committee, in its discretion, may determine whether the participant will receive a proportionate payout of any payment with respect to the award cycle based on the period of employment during the cycle.

If a participant retires, dies or becomes disabled during an award cycle, the participant or such participant's estate, as the case may be, will receive a proportionate share of any payment with respect to the award cycle based on the period of employment during the cycle, regardless of the length of time of such employment. In the case of retirement, the proportionate share of the payment will be based on the actual payout factor. In the case of death or disability, the payment depends on when the death or disability occurs. If the death or disability occurs in year one of the performance period, the payout is based on an assumed payout factor of 1.0. If the death or disability occurs in year two, the payout factor is based on the actual year one performance and an assumed payout factor of 1.0 for years two and three. If death or disability occurs in year three, the payout factor is made on the normal payout cycle according to the actual payout factor.

2023-2025 AWARD CYCLE GRANTS

Since the entire 2023-2025 award cycle was completed as of the assumed December 31, 2025, date of the termination, all active participants would have been entitled to the payment at the normal time in March 2026. Since there would be no special acceleration, the amounts of these payments are not shown on the tables.

2024-2026 AWARD CYCLE GRANTS

Since the termination event is assumed to occur on December 31, 2025, which was the end of the second year of the 2024-2026 award cycle, the Committee has the discretion to award two-thirds of the target award for the 2024-2026 award cycle. For purposes of this table, two-thirds of the target awards for the 2024-2026 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

2025-2027 AWARD CYCLE GRANTS

Since the termination event is assumed to occur on December 31, 2025, which was the end of the first year of the 2025-2027 award cycle, the Committee has the discretion to award one-third of the target award for the 2025-2027 award cycle. For purposes of this table, one-third of the target awards for the 2025-2027 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

Performance Shares

If a participant's employment with us terminates during the first year of an award cycle, other than by reason of retirement, death or disability, the participant will not receive any performance shares for that award cycle. If a participant's employment terminates during the second year of an award cycle other than by reason of retirement, death or disability, the Compensation Committee, in its discretion, may determine whether the participant will receive a proportionate payout of any performance shares with respect to the award cycle based on the period of employment during the cycle.

If a participant retires, dies or becomes disabled during an award cycle, the participant or such participant's estate, as the case may be, will receive a proportionate number of any performance shares earned with respect to the award cycle based on the period of employment during the cycle, regardless of the length of time of such employment. In the case of retirement, the proportionate number will be based on the actual payout factor. In the case of death or disability, the number depends on when the death or disability occurs. If the death or disability occurs in year one of the performance period, the number of shares earned is based on an assumed payout factor of 1.0. If the death or disability occurs in year two, the number of shares earned is based on the actual year one performance and an assumed payout factor of 1.0 for years two and three. If death or disability occurs in year three, the number of shares earned is determined on the normal payout cycle according to the actual payout factor.

2023-2025 AWARD CYCLE GRANTS

Since the entire 2023-2025 award cycle was completed as of the assumed December 31, 2025, date of the termination, participants would have earned performance shares at the normal time in March 2026. Since there would be no special acceleration, the amounts of the awards are not shown on the tables.

2024-2026 AWARD CYCLE GRANTS

Performance shares would become earned based on our performance during 2024-2026 and paid out in unrestricted shares in March 2027. Since the shares were not yet earned, it is assumed no payments were accelerated on a termination other than a retirement, death or disability. For purposes of this table, two-thirds of the target awards for the 2024-2026 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

2025-2027 AWARD CYCLE GRANTS

Performance shares would become earned based on our performance during 2025-2027 and paid out in unrestricted shares in March 2028. Since the shares were not yet earned, it is assumed no payments were accelerated on a termination other than a retirement, death or disability. For purposes of this table, one-third of the target awards for the 2025-2027 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

Special Equity Awards and Matching Grants Under Deposit Share Program

The vesting of the performance-based restricted stock units granted in 2025 that have been earned based on performance will accelerate in full upon an involuntary termination without cause if performance has been satisfactory, or on a pro rata basis at the target performance level upon death or disability. Upon any other termination of employment prior to vesting, the restricted stock units will be forfeited. Accordingly, the value of the full or pro rata accelerated vesting, as applicable, is shown only in the columns relating to an involuntary termination of employment without cause or due to death or disability.

The matching restricted stock units granted in 2025 will vest on a pro rata basis upon termination due to disability or death. Upon any other termination of employment prior to vesting, the restricted stock units will be forfeited. Accordingly, the value of the pro rata vesting is shown only in the columns relating to a termination as a result of death or disability.

Executive Life Insurance

Each of the Named Executive Officers participates in the Supplemental Life Insurance and Deferred Income Program, whereby officers are eligible for life insurance equal to three times base salary. Since this is a program not participated in by non-officer employees, the values of this incremental coverage are shown in the table.

Outplacement, Welfare Benefits, and Financial Counseling

Outplacement assistance and welfare benefits will be provided only in the case of involuntary not-for-cause termination. Financial counseling support will not be provided in cases of voluntary termination and termination for cause.

The payments to each of our Named Executive Officers, assuming that the triggering event occurred on December 31, 2025, are estimated in the table below.

J.W. Rumsey	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Retirement	Death	Disability
Severance	$0	$1,545,000	$0	$0	$0	$0
Annual Bonus	$0	$2,415,656	$0	$0	$2,415,656	$2,415,656
Vesting of Long-Term Grants:						
Performance Cash 2024-2026 Award Cycle	$0	$0	$0	$0	$1,900,000	$1,900,000
Performance Cash 2025-2027 Award Cycle	$0	$0	$0	$0	$1,150,000	$1,150,000
Performance Shares 2024-2026 Award Cycle	$0	$0	$0	$0	$9,953,775	$9,953,775
Performance Shares 2025-2027 Award Cycle	$0	$0	$0	$0	$3,898,137	$3,898,137
Restricted Stock Units	$0	$0	$0	$0	$2,175,368	$2,175,368
Outplacement	$0	$5,310	$0	$0	$0	$0
Welfare Benefits	$0	$49,968	$0	$0	$0	$0
Financial Counseling	$0	$14,370	$0	$0	$14,370	$14,370
Life Insurance (Supplemental Life Insurance Program only)	$0	$0	$0	$0	$4,635,000	$0
Aggregate Payments	$0	$4,030,304	$0	$0	$26,142,306	$21,507,306

M.A. Smith	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Retirement	Death	Disability
Severance	$0	$903,000	$0	$0	$0	$0
Annual Bonus	$0	$847,193	$0	$847,193	$847,193	$847,193
Vesting of Long-Term Grants:						
Performance Cash 2024-2026 Award Cycle	$0	$0	$0	$750,000	$750,000	$750,000
Performance Cash 2025-2027 Award Cycle	$0	$0	$0	$400,000	$400,000	$400,000
Performance Shares 2024-2026 Award Cycle	$0	$0	$0	$3,930,465	$3,930,465	$3,930,465
Performance Shares 2025-2027 Award Cycle	$0	$0	$0	$1,356,096	$1,356,096	$1,356,096
Restricted Stock Units	$0	$0	$0	$0	$838,414	$838,414
Outplacement	$0	$5,310	$0	$0	$0	$0
Welfare Benefits	$0	$33,312	$0	$0	$0	$0
Financial Counseling	$0	$14,370	$0	$14,370	$14,370	$14,370
Life Insurance (Supplemental Life Insurance Program only)	$0	$0	$0	$0	$2,709,000	$0
Aggregate Payments	$0	$1,803,185	$0	$7,298,124	$10,845,538	$8,136,538

A.R. Davis	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Retirement	Death	Disability
Severance	$0	$747,000	$0	$0	$0	$0
Annual Bonus	$0	$667,350	$0	$667,350	$667,350	$667,350
Vesting of Long-Term Grants:						
Performance Cash 2024-2026 Award Cycle	$0	$0	$0	$420,000	$420,000	$420,000
Performance Cash 2025-2027 Award Cycle	$0	$0	$0	$220,000	$220,000	$220,000
Performance Shares 2024-2026 Award Cycle	$0	$0	$0	$2,201,741	$2,201,741	$2,201,741
Performance Shares 2025-2027 Award Cycle	$0	$0	$0	$745,257	$745,257	$745,257
Restricted Stock Units	$0	$1,485,920	$0	$0	$2,274,565	$2,274,565
Outplacement	$0	$5,310	$0	$0	$0	$0
Welfare Benefits	$0	$33,312	$0	$0	$0	$0
Financial Counseling	$0	$14,370	$0	$14,370	$14,370	$14,370
Life Insurance (Supplemental Life Insurance Program only)	$0	$0	$0	$0	$2,241,000	$0
Aggregate Payments	$0	$2,953,262	$0	$4,268,718	$8,784,283	$6,543,283

J.M. Bush	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Retirement	Death	Disability
Severance	$0	$689,000	$0	$0	$0	$0
Annual Bonus	$0	$611,325	$0	$0	$611,325	$611,325
Vesting of Long-Term Grants:						
Performance Cash 2024-2026 Award Cycle	$0	$0	$0	$0	$320,000	$320,000
Performance Cash 2025-2027 Award Cycle	$0	$0	$0	$0	$190,000	$190,000
Performance Shares 2024-2026 Award Cycle	$0	$0	$0	$0	$1,677,679	$1,677,679
Performance Shares 2025-2027 Award Cycle	$0	$0	$0	$0	$644,869	$644,869
Restricted Stock Units	$0	$1,485,920	$0	$0	$1,957,235	$1,957,235
Outplacement	$0	$5,310	$0	$0	$0	$0
Welfare Benefits	$0	$33,312	$0	$0	$0	$0
Financial Counseling	$0	$14,370	$0	$0	$14,370	$14,370
Life Insurance (Supplemental Life Insurance Program only)	$0	$0	$0	$0	$2,067,000	$0
Aggregate Payments	$0	$2,839,237	$0	$0	$7,482,478	$5,415,478

B.J. Fetch	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Retirement	Death	Disability
Severance	$0	$660,000	$0	$0	$0	$0
Annual Bonus	$0	$508,117	$0	$508,117	$508,117	$508,117
Vesting of Long-Term Grants:						
Performance Cash 2024-2026 Award Cycle	$0	$0	$0	$240,000	$240,000	$240,000
Performance Cash 2025-2027 Award Cycle	$0	$0	$0	$180,000	$180,000	$180,000
Performance Shares 2024-2026 Award Cycle	$0	$0	$0	$1,259,110	$1,259,110	$1,259,110
Performance Shares 2025-2027 Award Cycle	$0	$0	$0	$610,839	$610,839	$610,839
Restricted Stock Units	$0	$1,485,920	$0	$0	$1,902,787	$1,902,787
Outplacement	$0	$5,310	$0	$0	$0	$0
Welfare Benefits	$0	$33,312	$0	$0	$0	$0
Financial Counseling	$0	$14,370	$0	$14,370	$14,370	$14,370
Life Insurance (Supplemental Life Insurance Program only)	$0	$0	$0	$0	$1,980,000	$0
Aggregate Payments	$0	$2,707,029	$0	$2,812,436	$6,695,223	$4,715,223

PAY RATIO DISCLOSURE

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations of the Securities and Exchange Act implementing Section 953(b), the ratio of the compensation of our Chief Executive Officer compared to the compensation of our median employee in 2025 is set forth below.

Ms. Rumsey's compensation (as reported in the Summary Compensation Table) for 2025 was 312 times the similarly calculated compensation of our median employee. The compensation amounts used to calculate the ratio are as follows:

2025 Annual Total Compensation	
J. W. Rumsey	$19,905,532
Median Employee	$63,834

To identify our median employee, we began by reviewing the 2025 annual base salary and hourly wages plus target variable compensation (target total cash compensation) of all Cummins employees globally, including all full-time and part-time employees who were on Cummins' payroll as of December 31, 2025. Approximately 41% of the headcount is located in the U.S. We did not annualize the base salaries or hourly wages of permanent employees who had been employed by Cummins for less than the full year. We converted the annual target total cash compensation of all employees to United States dollars to aid in the identification of the median employee. We selected the median employee from among a group of employees with the same target total cash compensation by taking into account other pay elements and excluding those with anomalous characteristics.

While we design our compensation programs to reflect the local market practices in each country in which we operate, we strive to target, on average, market median pay for all employees globally.

PAY VERSUS PERFORMANCE DISCLOSURE

Cummins' executive compensation program is designed to align pay outcomes with annual and long-term business performance and shareholders' interests. Our program design choices, including the level of pay at risk, the mix of short-term and long-term incentives, the mix of long-term incentive vehicles, the metrics selected, and the rigor of incentive goals, all work together toward this objective.

The TMCC, along with its consultant, Farient, has historically and routinely assessed the relationship between realizable pay for our executives and the financial and TSR performance of the company. The results of these analyses have guided our pay decisions and the evolution of our pay program to ensure strong pay and performance alignment. The Pay vs. Performance disclosure below provides an additional perspective on pay and performance alignment.

As required by section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and item 402(v) of Regulation S-K under the Securities Act, we are providing the following information about the relationship between "compensation actually paid," herein referred to as "CAP" to our CEO and our other NEOs as compared to the company's total shareholder return (TSR), the TSR of our selected peer group, our GAAP net income, and our company-selected performance measure, EBITDA. For further information concerning the company's performance-based approach to executive compensation and how the company aligns executive compensation with the company's performance, refer to the CD&A of this proxy statement.

2025 Pay Vs. Performance Table

Year	Summary Compensation Table Total for CEO (Rumsey)(1)	Compensation Actually Paid to CEO (Rumsey)(1)(7)	Summary Compensation Table Total for Former CEO (Linebarger)(2)	Compensation Actually Paid to Former CEO (Linebarger)(2)(7)	Average Summary Compensation Table Total for Non-CEO NEOs(3)	Average Compensation Actually Paid to Non-CEO NEOs(3)(7)	Value of Initial Fixed $100 Investment Based On: CMI TSR	Peer Group TSR(4)	Net Income ($MM)(5)	EBITDA ($MM)(6)
2025	$19,905,532	$37,319,088	N/A	N/A	$6,073,855	$9,259,195	$253.8	$207.9	$2,843	$5,385
2024	$21,857,109	$32,686,322	N/A	N/A	$7,900,486	$10,028,982	$169.9	$175.9	$3,946	$6,326
2023	$12,846,068	$12,821,542	N/A	N/A	$4,698,631	$4,035,580	$114.1	$150.3	$735	$3,017
2022	$7,133,411	$8,912,042	$11,521,051	$6,424,086	$3,223,819	$4,301,797	$112.2	$125.4	$2,151	$3,799
2021	N/A	N/A	$15,645,919	$17,265,880	$5,560,018	$4,868,941	$98.3	$118.0	$2,131	$3,251

(1) Our current CEO is Jennifer W. Rumsey, who became CEO on August 1, 2022.

(2) Our former CEO N. Thomas Linebarger served as CEO until August 1, 2022 and subsequently served as Executive Chairman until July 31, 2023; his compensation for fiscal year 2023 is included in the columns for average non-CEO NEOs.

(3) The non-CEO NEOs for each applicable year are:

   –   2025: J. Bush, A. Davis, B.J. Fetch, and M.A. Smith

   –   2024: J. Bush, A. Davis, S. Padmanabhan, and M.A. Smith

   –   2023: S. Barner, M. Boakye, T. Linebarger, T. Satterwaite, and M.A. Smith

   –   2022: S. Barner, T. Embree, S. Padmanabhan, LL. Satterwaite, and M.A. Smith

   –   2021: J.W. Rumsey, S. Padmanabhan, LL. Satterwaite, and M.A. Smith

(4) The Peer Group TSR shown in the table above is based on our Custom Peer Group as shown in our CD&A. TSR for this Group is weighted as of year-end 2020 by market capitalization and is calculated using a base date of December 31, 2020. In 2024, we re-evaluated our peer group that the Board benchmarks against and chose to remove companies that we no longer believe participate in similar end-markets or are strongly aligned with our businesses. We removed W.W. Grainger since they are primarily U.S. focused and Fortive Corporation due to a spin-off transaction that reduced the size of their business. The indexed TSR value for 2025 under our prior 2023 Custom Peer Group would have been $206.0.

(5) Net Income reflects GAAP net income, as disclosed in our financial statements.

(6) EBITDA is a non-GAAP measure defined as cumulative earnings before interest expense, income taxes, noncontrolling interests, depreciation and amortization.

(7) The SEC rules require that certain adjustments be made to the Summary Compensation Table totals to determine CAP, as reported in the Pay versus Performance table above. The following table details the applicable adjustments that were made to determine CAP:

2025 Adjustments Made to Calculate CAP

| Executives | SCT Total Pay | Deduct SCT Change In Pension Value | Pension Benefits | | Add Year-End Value of Unvested Equity Granted in Year | Add Change in Value of Unvested Awards Granted in Prior Years | Add Change in Value of Vested Equity Granted in Prior Years | Deduct Value of Awards Not Meeting Vesting Conditions | Equity Awards | CAP Total |
			Add Actuarial Pension Service Cost	Deduct SCT Stock & Option Awards					Add Dividends Paid on Unvested Equity	
CEO (Rumsey)	$19,905,532	$(4,852,938)	$570,268	$(6,429,004)	$11,269,773	$11,287,476	$5,567,982	$0	$0	$37,319,088
Non-CEO NEOs (avg)	$6,073,855	$(1,556,551)	$151,371	$(2,498,598)	$3,538,208	$2,492,027	$1,058,883	$0	$0	$9,259,195

RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID (CAP) AND PERFORMANCE MEASURES

The Pay versus Performance table above and graphs below demonstrate that our NEOs' CAP is aligned with our company's performance over time. CEO and NEO pay is generally aligned with our TSR, Net Income, and EBITDA. However, NEO incumbent changes and year over year performance results compared to CAP encompassing five years of performance may distort results in any given year.

In 2025, CAP to our CEO increased in conjunction with TSR performance. Although EBITDA and GAAP Net Income decreased due to one-time and non-recurring charges related to our Accelera segment, our stock price increased due to investor confidence in Cummins' underlying profitability and growth in earnings when adjusted for the Accelera charges. As a result, CAP increased for our CEO along with Cummins' stock price appreciation. Average CAP to our Non-CEO NEOs declined slightly in 2025 due to changes in the individuals constituting our NEOs.



Cummins CAP to CEO and Avg. Non-CEO NEO vs. Cummins TSR[1]

Cummins CAP to CEO and Avg. Non-CEO NEO vs. Cummins Net Income and EBITDA[1]

(1)   2022 CEO CAP in the above bar charts reflects the combined compensation for our former CEO, N. Thomas Linebarger, who served as CEO until August 1, 2022, and our current CEO, Jennifer W. Rumsey who became CEO on that date.

As shown in the graph below, our company's TSR has historically tracked with our Custom Peer Group. In 2025, Cummins' TSR exceeded that of our peer group.



Cummins TSR vs. Custom Peer Group TSR
Indexed 2020 – 2025

2025 PERFORMANCE MEASURES

For fiscal year 2025, our TMCC identified the performance measures listed below as the most important in its compensation-setting process for our NEOs.

Tabular List of Performance Measures

EBITDA
ROIC
Operating Cash Flow

The Committee identified EBITDA, ROIC, and Cash Flow as our "most important" measures because they are used in our incentive awards to determine payouts. These measures drive the largest portion of our executives' pay. EBITDA, and ROIC provide an incentive for profitable growth and correlate well with shareholder value. Operating cash flow provides capital for investments that are important to our future and allows us to return significant capital to our shareholders.

DIRECTOR COMPENSATION

As with the pay programs for our executive officers, we review our non-employee director pay programs on an annual basis and target the median of the market in setting our pay levels. We also strive to create a non-employee director compensation program that is simple and is aligned with shareholder interests.

We assess both our Custom Peer Group as well as the broader market in benchmarking director pay levels and practices. Each review includes general comparisons against market data and analysis prepared by Farient, including information on market practices and decision support in the following areas:

- Board and Committee retainers and meeting fees;

- Equity compensation;

- Leadership compensation; and

- Other major pay elements and practices.

Annual Compensation

Board Retainer	• In 2025, we provided each of our non-employee directors target annual compensation of $315,000, $140,000 of which is paid in cash and $175,000 of which is paid in the form of our common stock.
Lead Director Compensation	• An additional $45,000 cash retainer.
Committee Chair Compensation	• An additional $25,000 cash retainer for the Audit and Talent Management and Compensation Committees. • An additional $20,000 cash retainer for the Finance, Governance and Nominating, and Safety and Environment, and Technology Committees.

We also have a Deferred Compensation Plan for non-employee directors, pursuant to which directors may elect to defer receipt of all or any portion of their compensation while they serve as a director. The deferred compensation, plus accrued interest, is paid to the director upon the earliest of a specified date (if one is selected by the director), the director's retirement or death or a change in control of our company. If the deferred compensation and interest is paid in connection with a specified date or the director's retirement, it is paid to the director in a lump sum or in annual installments, not to exceed 15, as specified by the director. Upon a change in control of our company or the director's death, such deferred compensation and interest would be paid in cash to the director in one lump sum.

Account crediting options within our Deferred Compensation Plan are substantially similar to the investment choices available in our 401(k) plan. However, participants may also have a balance in other legacy investment options: the 10-Year Treasury Bill + 4%, the 10-Year Treasury Bill + 2% and Barclays Capital U.S. Government/Credit Bond Index.

Each non-employee director is required to maintain direct ownership of shares of our Common Stock (including stock awards) equal to or greater in value to three times his or her annual total retainer fee. Non-employee directors must comply with this requirement within six years of becoming a member of our Board. Subject to limited exceptions, non-employee directors are not allowed to sell our shares until they reach their stock ownership guideline, and then may not sell shares to the extent their ownership level would be less than the guideline amount. All of our non-employee directors have either satisfied this requirement or have additional time to do so.

The following table provides information concerning the compensation of our non-employee directors for 2025. As an employee director, Ms. Rumsey did not receive any compensation for her service as a director in 2025.

Name	(1) Fees Earned or Paid in Cash ($)	(2) Stock Awards ($)	(3) Change in Pension Value and Non Qualified Deferred Compensation Earnings	(4) All Other Compensation	Total
R. J. Bernhard(5)	$140,000	$199,075	$89,926	$2,000	$431,001
B. V. Di Leo Allen	$140,000	$199,075	$0	$0	$339,075
C.A. Harris(5)	$160,000	$199,075	$21,777	$1,057	$381,909
T. J. Lynch(5)	$205,000	$199,075	$0	$0	$404,075
W. I. Miller(6)	$165,000	$199,075	$87,049	$0	$451,124
K.A. Nelson(5)	$140,000	$199,075	$0	$50,000	$389,075
K.H. Quintos	$160,000	$199,075	$915	$50,000	$409,991
G.L. Belske(5)	$165,000	$199,075	$0	$41,550	$405,625
D.W. Fisher(5)	$140,000	$199,075	$3,400	$0	$342,476
J.H. Stone	$140,000	$199,075	$0	$2,500	$341,575
M. Tsien	$116,667	$152,078	$0	$500	$269,245

(1)   Fees Earned or Paid in Cash were as follows:

Director	Board Retainer	Lead Director Fee	Committee Chaired	Committee Chair Fees	Total
R. J. Bernhard	$140,000	$0		$0	$140,000
B. V. Di Leo Allen	$140,000	$0		$0	$140,000
C.A. Harris	$140,000	$0	Finance	$20,000	$160,000
T. J. Lynch	$140,000	$45,000	Governance and Nominating	$20,000	$205,000
W. I. Miller	$140,000	$0	Talent Management and Compensation	$25,000	$165,000
K.A. Nelson	$140,000	$0		$0	$140,000
K.H. Quintos	$140,000	$0	Safety, Environment and Technology	$20,000	$160,000
G.L. Belske	$140,000	$0	Audit	$25,000	$165,000
D. W. Fisher	$140,000	$0		$0	$140,000
J. H. Stone	$140,000	$0		$0	$140,000
M. Tsien	$116,667	$0		$0	$116,667

(2)   The stock awards column represents the aggregate grant date fair value of the awards, which is $334.58/share for all Directors and $340.22/share for the prorated share compensation for M. Tsien who joined the Board on July 14, 2025. The aggregate grant date fair value was computed in accordance with ASC Topic 718, excluding any impact from an election to defer the award. The assumptions made in valuing stock awards for 2025 are included in the Note 18 to Consolidated Financial Statements in our 2025 Annual Report on Form 10-K and such information is incorporated by reference.

The stock value represents 55 percent of the annual retainer. The number of shares is calculated by dividing the target value by the preceding 20-day average closing price of our Common Stock on the NYSE on the grant date, rounded down to the nearest whole share. Each director was awarded 595 shares of stock. The shares were granted using a value of $294.0375, the preceding 20-day average of closing prices of our Common Stock on the NYSE on the grant date of May 13, 2025. M Tsien was awarded 447 shares of stock prorated for his service from July 2025-April 2026. The shares were granted using a value of $325.69, the preceding 20-day average of closing prices of our Common Stock on the NYSE on the grant date of July 14, 2025.

(3)   These amounts represent "Above Market" earnings in the Deferred Compensation Plan, as described above. "Above market" is defined as the amount of earnings that exceeded 120% of the applicable federal long term rate published by the U.S. Internal Revenue Service.

(4)   These amounts represent our match of directors' contributions for a program under which we match contributions, up to $50,000 per individual, to a designated charitable non-profit organization.

(5)   G.L. Belske, R. J. Bernhard, C.A. Harris, T.J. Lynch, and K.A. Nelson elected to defer 100% of the 2025 Stock Award. D.W. Fisher elected to defer 50% of the 2025 Stock Award. The value of these Stock Awards is included in this table. R. J. Bernhard elected to defer 100% and C.A. Harris elected to defer 50% of their fees paid in cash in 2025.

(6)   As part of our overall support of charitable and educational institutions, we previously established the Cummins Inc. Charitable Bequest Program in which directors first elected prior to 2004 are eligible to participate. Only W. I. Miller currently participates in this program. Following the death of such director, we will donate 10 equal annual installments of $100,000 to one or more qualifying institutions designated by such director. The obligations under this program are funded by life insurance policies that have been fully paid. As a result, there was no cost associated with the program in 2025. Directors do not receive any direct financial benefit from the program since all charitable deductions accrue to us.

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

(Item 12 on the Proxy Card)

Executive compensation is important to us and to our shareholders. Since 2011, we have held annual advisory shareholder votes to approve the compensation of our Named Executive Officers as required by Section 14A of the Securities Exchange Act of 1934. At this year's Annual Meeting, we once again are seeking input from our shareholders through an advisory vote to approve the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement. In 2025, consistent with the recommendation of our Board, our shareholders voted in favor of our executive compensation, with more than 91.0% of votes cast in favor.

Our Board would like the support of our shareholders for the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement. Accordingly, for the reasons we discuss above, our Board unanimously recommends that shareholders vote in favor of the following resolution:

"RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement."

The compensation of the Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement will be approved if the votes cast in favor of the proposal exceed those cast against the proposal. Abstentions and broker non-votes will not affect the voting results for this proposal.

As this is an advisory vote, the results of the vote will not be binding on our Board, although our Talent Management and Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation principles and practices and our Talent Management and Compensation Committee and our Board will review and consider the outcome of the vote when making future compensation decisions for our Named Executive Officers. We believe our company benefits from constructive dialogue with our shareholders on these important matters, and while we continue to reach out to our shareholders on these and other issues, we also encourage our shareholders to contact us if they would like to communicate their views on our executive compensation programs. Shareholders who wish to communicate with our non-management directors concerning our executive compensation programs should refer to the section above entitled "Corporate Governance – Board of Directors and Committees – Communication with the Board of Directors." We intend to hold the next advisory vote on the compensation of our Named Executive Officers at the annual meeting in 2027.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS SECTION AND ACCOMPANYING COMPENSATION TABLES AND NARRATIVES IN THIS PROXY STATEMENT.

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Item 13 on the Proxy Card)

The Audit Committee of our Board has voted to appoint PricewaterhouseCoopers LLP, or PwC, as the firm of independent public accountants to audit our financial statements for 2026. Although the selection and appointment of independent public accountants is not required to be submitted to a vote of our shareholders, our Board has decided, as in the past, to ask our shareholders to ratify this appointment. Such ratification does not limit the Audit Committee's ability to make subsequent changes to our auditors that it thinks appropriate.

Under its charter, the Audit Committee is responsible for the appointment, compensation and oversight of our independent auditor. In selecting PwC as the independent registered public accounting firm for 2026, the Audit Committee considered a number of factors, including:

- PwC's internal quality-control procedures, including results of the most recent Public Company Accounting Oversight Board (PCAOB) inspection report on PwC and the results of peer review examinations;

- Consideration of investigations by governmental or professional authorities and whether they may impair PwC's ability to perform Cummins' annual audit;

- PwC's independence program and any relationships between PwC and our company that could have a bearing on PwC's independence;

- PwC's industry experience and global footprint to audit our operations worldwide;

- The professional qualifications of the lead audit partner;

- The periodic refreshment of perspective and objectivity provided by the mandatory five-year rotation of the partner-in-charge;

- The engagement team's collective expertise and knowledge of our business, worldwide operations and risk profile; and

- The results of the evaluation of PwC's performance described in the Audit Committee Report below.

The Committee discusses services performed by PwC and considers the impact of non-audit services on PwC's independence. The Committee pre-approves these services and the related fees. We believe that all services rendered to us by PwC are permissible under applicable laws and regulations and have been pre-approved by or on behalf of the Audit Committee pursuant to the policy described below. Fees paid to PwC for services are disclosed in the table below under the categories listed therein.

These services are actively monitored (both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in PwC's core work, which is the audit of our consolidated financial statements and the audit of our internal control over financial reporting.

In consideration of the matters described above, we believe that the appointment of PwC is in the best interest of the company and its shareholders.

A representative of PwC will be present at the Annual Meeting and will be available to answer appropriate questions but will not have the opportunity to make a statement. A report of the Audit Committee in connection with its independence, the independence of the auditors and certain other matters follows our Board's recommendation on this Item below.

VOTE REQUIRED AND RECOMMENDATION OF THE BOARD OF DIRECTORS

Appointment of PwC as our independent registered public accounting firm will be ratified if the votes cast in favor of the proposal exceed those cast against the proposal. Abstentions and broker non-votes will not affect the voting results for the ratification of the appointment of PwC as our independent registered public accounting firm.

OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THIS PROPOSAL TO RATIFY THE APPOINTMENT OF PwC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Audit and Non-Audit Fees

The table below presents fees for professional audit services rendered by PwC for the audit of our annual financial statements for 2025 and 2024 and fees billed for other services rendered by PwC during those periods. The fees are presented in millions of US dollars.

	2025	2024
Audit fees(1)	$20.7	$19.8
Audit-related fees(2)	0.3	0.1
Tax fees(3)	0.3	0.3
All other fees(4)	0.2	0.0
Total	$21.5	$20.2

(1)   Audit fees consisted of work performed in connection with the audit of our financial statements (including internal control over financial reporting), as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory and subsidiary audits.

(2)   Audit-related fees principally included attestation services requested by management.

(3)   Tax fees consisted principally of assistance with non-US tax compliance, review of foreign tax returns and assistance in connection with tax audits.

(4)   All other fees included advisory services for seminars related to generic employee training, research survey results, licensing fees for technical research tools and other advisory services.

Audit Committee Pre-Approval Policy

The Sarbanes-Oxley Act of 2002 and rules of the SEC prohibit our independent accountant from providing certain types of non-audit services to us. They also require that all audit, review or attest engagements required under the securities laws and permitted non-audit services provided to us by our independent accountant be pre-approved by the Audit Committee or one of its members to whom the Audit Committee has delegated authority.

Under our policy and procedures, when considering whether to approve non-audit services to be provided by our independent accountant, the Audit Committee must consider whether the provision of the service would adversely affect the independence of the independent accountant. Specifically, the Audit Committee must consider whether the provision of the service would (i) place the accountant in the position of auditing his or her own work; (ii) result in the accountant acting as management or an employee of our company; or (iii) place the accountant in the position of being an advocate for us. Any proposed non-audit service that the Audit Committee determines would adversely affect the independence of our independent accountant will not be approved.

The Audit Committee is solely responsible for pre-approving all audit and non-audit services. The Audit Committee has delegated to its Chair authority to pre-approve audit and permitted non-audit services to be provided by our independent accountant, provided that such services are permissible under our foregoing policy and procedures and do not exceed $250,000 between scheduled Audit Committee meetings. Approvals made by the Chair must be reported to the full Audit Committee at its next scheduled meeting.

Audit Committee Report

The role of our Audit Committee is to assist our Board in fulfilling its oversight responsibilities as they relate to:

- The integrity of our financial statements and internal control over financial reporting;

- Our compliance with ethics policies, and legal and regulatory requirements; and

- Our independent auditor's qualifications and independence.

The Committee also has responsibility for:

- Preparing this report of the Committee, which is required to be included in our proxy statement;

- Selecting, retaining, compensating, overseeing and evaluating our independent auditor;

- Providing assistance to our Board in its oversight of our guidelines and policies with respect to enterprise risk management; and

- Overseeing the performance of our internal audit function.

Each member of the Committee is independent as defined under our independence criteria, NYSE listing standards and SEC rules. The Committee operates under a written charter that has been adopted by our Board and is reviewed by the Committee on a periodic basis. The Committee's current charter can be viewed on our website.

The Committee fulfills its responsibilities through periodic meetings with PwC, our independent registered public accounting firm since 2002, and with our internal auditors and management. During 2025, the Committee met nine times. The Committee periodically meets in executive session. The Committee also has periodic educational sessions on accounting and reporting matters. The Committee reviewed with both PwC and our internal auditors, and approved, their respective audit plans, audit scope, compensation and identification of audit risks. Further, the Committee reviewed and discussed with our management and PwC our audited financial statements, critical audit matters addressed during the audit and management's and PwC's evaluations of our internal control over financial reporting, as reported in our 2025 Annual Report on Form 10-K. The Committee discussed our interim financial information contained in each quarterly earnings announcement and each Quarterly Report on Form 10-Q with our Chief Financial Officer, Controller and our independent auditors, prior to public release. The Committee also met with PwC to discuss the results of its reviews of our interim financial statements. Management has the responsibility for the preparation and integrity of our financial statements and internal control over financial reporting and PwC has the responsibility for the review or examinations thereof.

The Committee discussed and reviewed with PwC all matters required by the PCAOB and the SEC. The Committee received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Committee concerning independence and discussed with PwC its independence.

The Committee established a process for the formal evaluation of PwC's performance, which includes obtaining an annual assessment of PwC from management. In conducting this evaluation, the Committee reviewed responses to a questionnaire completed by members of management that covered areas such as the quality of services provided by PwC, sufficiency and experiences of resources on the engagement, communication and interaction with PwC over the course of the year, and objectivity and professional skepticism of PwC. PwC's performance is also discussed with management and PwC during separate private sessions, as well as in executive session.

The Committee also considers other factors, including the policy that PwC follows with respect to rotation of its key audit personnel, so that there is a new partner-in-charge at least every five years. The Committee is involved in the selection of the partner-in-charge at the time of rotation. PwC's senior relationship partner interviews with members of management and with the Committee Chair to understand the necessary partner-in-charge attributes as part of the partner-in-charge succession planning process. Attributes evaluated include client and functional experience, technical competence, communication skills, critical behaviors, familiarity with audit committee processes and independent communications and stature within PwC. PwC develops a list of potential candidates and identifies one of the candidates as recommended by the firm. The recommended candidate meets with members of management and the Committee. If the recommended candidate is selected, the process is complete. If the recommended candidate is not selected, the process continues with additional candidate meetings until an acceptable candidate is identified. The most recent partner-in-charge rotation occurred in 2022. Based on the above-mentioned reviews and discussions with management, internal audit and PwC, the Committee recommended to our Board of Directors that our audited financial statements and management's report on internal control over financial reporting be included in our 2025 Annual Report on Form 10-K, for filing with the SEC.

Based on the reviews and evaluations described above, the Committee reappointed PwC as our independent registered public accounting firm for 2026, subject to shareholder ratification at the Annual Meeting.

Respectfully submitted,

GARY L. BELSKE, CHAIR
ROBERT J. BERNHARD
WILLIAM I. MILLER
KIMBERLY A. NELSON
KAREN H. QUINTOS
JOHN H. STONE
MATTHEW TSIEN



APPROVAL OF 2026 OMNIBUS INCENTIVE PLAN

(Item 14 on the Proxy Card)

Our Board is seeking shareholder approval of the Cummins Inc. 2026 Omnibus Incentive Plan, which we refer to as the "2026 Plan." If approved by shareholders, the 2026 Plan will allow us to continue to grant equity and cash incentive awards to eligible individuals.

At its February 2026 meeting, our Board unanimously adopted the 2026 Plan, subject to the approval of the 2026 Plan by our shareholders at the Annual Meeting (the "Effective Date"). A copy of the 2026 Plan is attached to this proxy statement as Appendix B.

The two primary purposes of the 2026 Plan are to help us attract, retain, focus and motivate our executives, other selected employees, directors and consultants and to link the interests of these individuals with the interests of our shareholders over the longer term. Our Board believes that the 2026 Plan will further these goals by allowing the 2026 Plan to serve as the primary vehicle for our equity-based and other incentive compensation programs in the future. For that reason, we believe that approval of the 2026 Plan is important to our future success.

Effect of Proposal on 2012 Omnibus Incentive Plan

If our shareholders approve the 2026 Plan, the 2026 Plan will replace the Cummins Inc. 2012 Omnibus Incentive Plan (the "Prior Plan"), and no additional awards may be granted under the Prior Plan thereafter. However, the Prior Plan will continue to govern awards outstanding as of the date it is terminated and the outstanding awards will continue in full force and effect until vested, exercised or forfeited pursuant to their terms. If shareholders do not approve the 2026 Plan, then the Prior Plan will remain in effect in accordance with its terms subject to the expiration date of the Prior Plan. However, there may be insufficient shares available under the Prior Plan to make annual awards or provide grants to new hires in the coming years. In this event, the Talent Management and Compensation Committee of our Board (the "Committee") may be required to revise its compensation philosophy and devise other programs to attract, retain and compensate our employees.

Determining the Number of Shares Reserved Under the 2026 Plan

The maximum number of shares of our Common Stock that will be reserved for issuance under awards granted under the 2026 Plan will be 4.6 million (subject to adjustment as provided in the 2026 Plan), plus the number of shares available for issuance under the Prior Plan that had not been made subject to outstanding awards as of the Effective Date, plus the number of shares subject to awards granted under the Prior Plan that would, after the Effective Date, have become available for new grants under the terms of the Prior Plan if the Prior Plan were still in effect.

To determine the number of shares of Common Stock to be authorized under the 2026 Plan, the Committee, its independent compensation consultant and our Board considered our need for shares based on the current and expected future equity grant mix and the potential dilution that awarding the requested shares may cause to existing shareholders. The compensation consultant examined, and the Committee and Board considered, a number of factors, including our recent and potential future burn rate.

Key Plan Data

The following table shows certain information about the Prior Plan (the only equity plan under which we can currently grant equity awards), including outstanding awards, as of March 16, 2026:

	Number of Shares
Shares available for future awards under the Prior Plan(1)	2,449,853
Outstanding performance shares (at target)	270,635
Outstanding time-vesting restricted stock units or restricted shares	284,688

Outstanding stock options
    Weighted average exercise price of the outstanding stock options: $164.54
    Weighted average remaining term of the outstanding options: 3.15 years
	351,524

Total shares available and subject to outstanding awards	3,356,700

(1)   Upon shareholder approval of the 2026 Plan, these shares will no longer be available for grant under the Prior Plan; instead, the number of shares available for issuance under the Prior Plan that had not been made subject to outstanding awards as of the Effective Date will become available for grant under the 2026 Plan.

In setting and recommending to shareholders the number of shares to authorize under the 2026 Plan, our Board considered the historical number of equity awards granted under the Prior Plan, as well as our three-year average burn rate for the preceding three fiscal years as follows (share numbers in thousands):

Fiscal Year	Stock Options Granted (A)	Full-Value Time-Vested Awards Granted (Restricted Stock Units or Restricted Stock) (B)	Full-Value Performance Shares Vested (C)	Total Adjusted Shares (A):(C)	Basic Weighted Average Shares of Common Stock Outstanding	Burn Rate
2025	17.5	103	265	385.5	138,000	0.28%
2024	9	190	233	432	138,000	0.31%
2023	17.5	176	99	292.5	142,000	0.21%
3 Year Average	14.6	156.3	199	370	139,000	0.27%

The number of full-value performance shares granted in the past three fiscal years is 130,863 in 2025, 199,258 in 2024 and 170,205 in 2023.

Key Reasons to Support the 2026 Plan

Our equity-based and other incentive compensation programs have been integral to our past success and continue to be an essential element contributing to our future performance.

•   The number of shares reserved under the 2026 Plan represents what we believe is an acceptable level of dilution to our existing shareholders in light of the benefits to our future performance that we expect the 2026 Plan to support. We estimate that the 4,600,000 new shares to be reserved for issuance under the 2026 Plan, plus the 2,449,853 shares available for issuance under the Prior Plan that had not been made subject to outstanding awards as of March 16, 2026, could result in a maximum potential dilution to our existing shareholders of approximately 5%, based on our total of 138,257,420 shares of Common Stock outstanding as of March 16, 2026.

•   Our equity grants under the Prior Plan have been at a level we consider to be moderate, and we expect to continue similar grant practices under the 2026 Plan over the near term if the 2026 Plan is approved. Our three-year average burn rate is approximately 0.27%, calculated as shown above under "Key Plan Data."

- The 2026 Plan incorporates several leading pay practices, including the following:

  - *No Tax Gross-Ups*.   No tax gross-ups for excise taxes that may be imposed on payments to our executive officers in connection with a change of control.

  - *"Double Trigger" Vesting on Change of Control*.   A "double trigger" requirement for accelerated vesting of our executive officers' equity grants upon a change of control in which the grants are assumed or replaced so that the equity grants would not become vested on an accelerated basis unless the executive officer's employment were also terminated involuntarily without cause or by the executive officer with good reason.

  - *No Liberal Share Recycling for Options and Stock Appreciation Rights*.   Any shares tendered or withheld in payment of the exercise price of stock options or tax withholding obligations in connection with stock options or stock appreciation rights and any shares repurchased by us with option proceeds will not again be made available for grant under the 2026 Plan.

  - *No Dividend Payments on Unvested Awards*.   No dividends or dividend equivalents may be paid on unvested awards.

  - *Minimum Vesting Provisions*.   The 2026 Plan requires that, subject to limited exceptions specified in the 2026 Plan, all equity awards have a minimum vesting period of at least one year, other than awards relating to up to 5% of the total number of shares reserved for issuance under the 2026 Plan.

  - *Forfeiture and Disgorgement for Certain Actions*.   The administrator is able to terminate or cause a participant to forfeit an award, and require a participant to disgorge to us any gains attributable to an award, if the participant engages in any action constituting, as determined by the administrator in its discretion, a breach of any agreement between the participant and us our one of our affiliates concerning noncompetition, non-solicitation, confidentiality, trade secrets, intellectual property, non-disparagement or similar obligations.

  - *Clawback Policy*.   Any awards granted under the 2026 Plan, and any shares issued or cash paid pursuant to an award, are subject to our Compensation Recovery Policy and any other applicable recoupment or clawback policy that we adopt from time to time, or any recoupment or similar requirement otherwise made applicable by law, regulation or listing standards.

  - *No Repricing*.   The 2026 Plan prohibits the repricing of stock options and stock appreciation rights.

  - *No Evergreen Provision*.   The 2026 Plan does not include an "evergreen" or other provision that automatically increases the number of shares available for grant under the 2026 Plan and therefore any increase to the maximum share reserve in the 2026 Plan must be approved by shareholders.

  - *Cash-Denominated Limit on Director Compensation*.   The 2026 Plan provides that the aggregate value of all awards granted to any non-employee director during any single calendar year, taken together with any cash fees (in each case for service as a director), cannot exceed $750,000 (excluding awards made under deferred compensation arrangements made in lieu of all or a portion of cash retainers and any dividends or dividend equivalent units payable in respect of outstanding awards).

We believe that our existing compensation programs have been effective at motivating our key executive officers, including our Named Executive Officers, to achieve superior performance and results for our company, effectively aligning compensation with performance results, giving our executives an ownership interest in our company so their interests are aligned with our shareholders, and enabling us to attract and retain talented executive officers whose services are in key demand in our industry and market sectors. If the 2026 Plan is not approved at the Annual Meeting, then the Prior Plan will continue to exist, but, because we may not have sufficient additional authorized shares available for equity awards, it may not be able to continue to serve as an effective vehicle for our equity-based and other incentive compensation programs.

Issued and Outstanding Shares; Stock Price

There were 138,257,420 shares of our Common Stock issued and outstanding as of March 16, 2026. The closing price on the NYSE of a share of our Common Stock as of March 16, 2026 was $545.03.

Summary of the Terms of the 2026 Plan and Related Information

The following is a summary of the material provisions of the 2026 Plan, a copy of which is attached hereto as Appendix B and is incorporated by reference herein. This summary is qualified in its entirety by reference to the full and complete text of the 2026 Plan. Any inconsistencies between the following summary of the material provisions of the 2026 Plan and the text of the 2026 Plan will be governed by the text of the 2026 Plan.

ADMINISTRATION AND ELIGIBILITY

The 2026 Plan is administered by the Committee, our Board or another committee (to the extent the Board has retained authority and responsibility as an administrator of the 2026 Plan or delegated it to another committee) (we refer to such committee or board, as the case may be, as the "administrator"). The administrator may designate any of the following as a participant under the 2026 Plan to the extent consistent with its authority: any of our or our affiliates' officers or other employees or individuals engaged to become such an officer or employee, consultants who provide services to us or our affiliates and our non-employee directors. The selection of participants is based upon the administrator's opinion that the participant is in a position to contribute materially to our continued growth and development and to our long-term financial success. As of March 16, 2026, we had 11 non-employee directors and approximately 67,400 employees who will be eligible to participate in the 2026 Plan.

Our Board may delegate some or all of its authority under the 2026 Plan to a committee of the board, and the Committee may delegate some or all of its authority under the 2026 Plan to a sub-committee or one or more of our officers, subject in each case to limitations specified in the 2026 Plan.

TYPES OF AWARDS

Awards under the 2026 Plan may consist of stock options, stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, shares of Common Stock, dividend equivalent units, incentive cash awards or other equity-based awards. The administrator may grant any type of award to any participant it selects, but only our and our subsidiaries' employees may receive grants of incentive stock options. Awards may be granted alone or in addition to, in tandem with, or, subject to the 2026 Plan's prohibitions on repricing, in substitution for any other award (or any other award granted under another plan of ours or of any of our affiliates).

SHARES RESERVED UNDER THE 2026 PLAN

Under the 2026 Plan, an aggregate of 4.6 million shares of Common Stock, plus the number of shares available for issuance under the Prior Plan that had not been made subject to outstanding awards as of the Effective Date, plus any shares subject to awards granted under the Prior Plan that would again become available for new grants under the terms of such plan if such plan were still in effect, will be reserved for issuance under the 2026 Plan, subject to adjustment as described below.

On and after the Effective Date, the number of shares reserved for issuance is reduced by the number of shares, if any, that are subject to an award as determined on the date of the grant of the award, except that the total number of shares reserved is reduced by two shares for each share delivered in payment or settlement of a full-value award. Full-value awards include restricted stock, restricted stock units payable in shares of Common Stock, performance shares, performance units payable in shares of Common Stock and any other similar award payable in shares of Common Stock under which the value of the award is measured as the full value of a share of Common Stock, rather than the increase in the value of a share of Common Stock.

In general, if an award granted under the 2026 Plan lapses, expires, terminates or is cancelled without the issuance of shares, or the payment of other compensation with respect to shares covered by, the award (whether due currently or on a deferred basis); it is determined during or at the conclusion of the term of an award granted under the 2026 Plan that all or some portion of the shares with respect to which the award was granted will not be issuable, or that other compensation with respect to shares covered by the award will not be payable on the basis that the conditions for such issuance will not be satisfied; if shares are forfeited under an award; or if shares are issued under any award and we reacquire them pursuant to rights we reserved upon the issuance of the shares; then in each case such shares are re-credited to the 2026 Plan's reserve and may be used again for new awards under the 2026 Plan. In addition, shares related to awards that at any time after the Effective Date are used to pay withholding taxes related to any outstanding award other than a stock option or stock appreciation right will be available again (or, with respect to awards other than stock options or stock appreciation rights granted under the Prior Plan, will be added to the shares available) for grant under the 2026 Plan.

PROHIBITION OF CERTAIN SHARE RECYCLING

The following shares subject to an award will not again be available for grant as described above, regardless of whether those shares are actually issued or delivered to the participant: (1) shares tendered by the participant or withheld by us in payment of the exercise price of a stock option; (2) shares tendered by the participant or withheld by us to satisfy a tax withholding obligation with respect to a stock option or stock appreciation right; and (3) shares that are repurchased by us with stock option proceeds. With respect to any stock appreciation right that is settled in shares, the full number of shares subject to the award will count against the number of shares available for awards under the 2026 Plan regardless of the number of shares used to settle the stock appreciation right upon exercise.

ADDITION OF SHARES FROM PRIOR PLAN

After the Effective Date, if any shares subject to awards granted under the Prior Plan would again become available for new grants under the terms of such plan if such plan were still in effect, then those shares will be available for awards under the 2026 Plan, thereby increasing the number of shares available for issuance under the 2026 Plan, including incentive stock options. Any such shares will not be available for future awards under the terms of the Prior Plan.

LIMITS ON AWARDS TO NON-EMPLOYEE DIRECTORS

The aggregate grant date fair value (determined as of the applicable date(s) of grant in accordance with applicable financial accounting rules) of all awards granted to any non-employee director during any single calendar year, taken together with any cash fees paid to such person during such calendar year, in each case for service as a director, will not exceed $750,000 (excluding awards made pursuant to deferred compensation arrangements made in lieu of all or a portion of cash retainers and any dividends or dividend equivalent units payable in respect of outstanding awards).

OPTIONS

The administrator has the authority to grant stock options and to determine all terms and conditions of each stock option. The administrator sets the option price per share of Common Stock, which may not be less than the fair market value of the Common Stock on the date of grant. Fair market value is defined as, except as otherwise determined by the administrator, the last sales price of a share of our Common Stock on the date in question, or if no sales of our Common Stock occur on such date, on the last preceding date on which there was such a sale. The administrator determines the expiration date of each option, but the expiration date cannot be later than 10 years after the grant date. Options are exercisable at such times and be subject to such restrictions and conditions as the administrator deems necessary or advisable. The stock option exercise price is payable in full upon exercise.

STOCK APPRECIATION RIGHTS

The administrator has the authority to grant stock appreciation rights. A stock appreciation right is the right of a participant to receive cash in an amount, and/or Common Stock with a fair market value, equal to the appreciation of the fair market value of a share of Common Stock during a specified period of time. The 2026 Plan provides that the administrator determines all terms and conditions of each stock appreciation right, including, among other things: whether the stock appreciation right is granted independently of a stock option or relates to a stock option; a grant price that is not less than the fair market value of the Common Stock subject to the stock appreciation right on the date of grant; a term that must be no later than 10 years after the date of grant; and whether the stock appreciation right settles in cash, Common Stock or a combination of the two.

PERFORMANCE AND STOCK AWARDS

The administrator has the authority to grant awards of restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of Common Stock that are subject to a risk of forfeiture, restrictions on transfer or both a risk of forfeiture and restrictions on transfer. Restricted stock unit means the right to receive a payment equal to the fair market value of one share of Common Stock. Performance shares means the right to receive shares of Common Stock to the extent performance goals are achieved. Performance unit means the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of Common Stock, to the extent performance goals are achieved.

The administrator determines all terms and conditions of the awards, including, among other things: whether performance goals need to be achieved for the participant to realize any portion of the benefit provided under the award; whether the restrictions imposed on restricted stock or restricted stock units will lapse, and any portion of the performance goals subject to an award will be deemed achieved, upon a participant's death, disability or retirement; the length of the vesting and/or performance period and, if different, the date on which payment of the benefit provided under the award will be made; with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of Common Stock; and, with respect to restricted stock units and performance units, whether the awards will settle in cash, in shares of Common Stock, or in a combination of the two.

INCENTIVE AWARDS

The administrator has the authority to grant annual and long-term incentive awards. An incentive award is the right to receive a cash payment to the extent that one or more performance goals are achieved. The administrator determines all terms and conditions of an annual or long-term incentive award, including the performance goals, performance period, the potential amount payable and the timing of payment. The administrator must require that payment of all or any portion of the amount subject to the incentive award is contingent on the achievement of one or more performance goals during the period the administrator specifies. The administrator may deem that performance goals subject to an award are achieved upon a participant's death, disability or retirement, or such other circumstances as the administrator may specify. The performance period for a long-term incentive award must relate to a period of more than one fiscal year.

DIVIDENDS AND DIVIDEND EQUIVALENT UNITS

No dividends or dividend equivalent units may be awarded with respect to stock options, stock appreciation rights or any other awards that are not full-value awards. The 2026 Plan prohibits the payment of dividends or dividend equivalent units on unvested awards for all equity award types. Restricted stock will automatically be credited with dividends unless the administrator determines otherwise and, if cash dividends are paid while restricted stock is unvested, then the dividends will either, at the discretion of the administrator, be (1) automatically reinvested as additional shares of restricted stock that are subject to the same terms and conditions, including the risk of forfeiture, as the original grant of restricted stock, or (2) paid in cash at the same time and to the same extent that the restricted stock vests. The administrator may grant dividend equivalent units only in tandem with full-value awards, other than restricted stock. Dividend equivalent units will either, at the discretion of the administrator, be (a) accumulated and paid, in cash or shares in the administrator's discretion, at the same time and to the same extent that the tandem award vests or is earned, or (b) reinvested in additional units that are subject to the same terms and conditions (including vesting and forfeiture) as the tandem award.

OTHER AWARDS

The administrator has the authority to grant other types of awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, shares of Common Stock, either alone or in addition to or in conjunction with other awards, and payable in shares of Common Stock or cash. Such awards may include shares of unrestricted Common Stock, which may be awarded, without limitation (except as provided in the 2026 Plan), as a bonus, in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or upon the attainment of performance goals or otherwise, or rights to acquire shares of our Common Stock from us. The administrator determines all terms and conditions of the award, including the time or times at which such award is made and the number of shares of Common Stock to be granted pursuant to such award or to which such award relates. Any award that provides for purchase rights must be priced at 100% of the fair market value of our Common Stock on the date of the award.

MINIMUM VESTING PERIOD AND DISCRETION TO ACCELERATE

All equity awards granted under the 2026 Plan will have a minimum vesting period of one year from the date of grant, except that the minimum vesting period will not apply in connection with (1) a change of control as provided by the 2026 Plan's provisions relating to a change of control, (2) a participant's termination due to death or disability, (3) a substitute award that does not reduce the vesting period of the award being replaced, or (4) awards with respect to up to 5% of the total number of shares reserved under the 2026 Plan. For purposes of awards granted to non-employee directors, "one year" may mean the period of time from one annual shareholders meeting to the next annual shareholders meeting, as long as the period of time is not less than 50 weeks.

The administrator may accelerate the vesting of an award or deem an award to be earned, in whole or in part, in the event of a participant's retirement or termination without cause or upon any other event as determined by the administrator in its sole and absolute discretion.

PERFORMANCE GOALS

For purposes of the 2026 Plan, performance goals mean any objective or subjective goals the administrator establishes with respect to an award. Performance goals may include one or more of the following with respect to us, any one or more of our subsidiaries, affiliates or other business units, any other unit defined by the administrator, or a participant's individual performance: net sales; cost of sales; revenues; gross margin; gross income; net income; operating income; income from continuing operations; earnings (including before interest and/or taxes and/or depreciation and amortization); earnings per share (including diluted earnings per share); cash flow; free cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; net operating profit; ratio of debt to debt plus equity; return on shareholder equity; return on equity; return on sales; return on capital; return on assets; return on average net assets; operating working capital; average accounts receivable; economic value added; customer satisfaction; operating margin; profit margin; sales performance; sales growth; sales quota attainment; new sales; cross/integrated sales; client engagement; client acquisition; internal revenue growth; client retention; total shareholder return metrics; or any other goals the administrator may establish; or a combination of these measures. In the case of any award, the administrator may establish performance goals and provide for other exclusions, specific adjustments or modifications not listed in the 2026 Plan.

TRANSFERABILITY

Awards are not transferable other than by will or the laws of descent and distribution, unless the administrator allows a participant to designate in writing a beneficiary to exercise an award or receive payment under an award after the participant's death, to transfer an award to the former spouse of the participant as required by a domestic relations order incident to a divorce or to transfer an award for no consideration. No award and no right under any award, may be pledged, attached or otherwise encumbered, and any purported pledge, attachment or encumbrance thereof shall be void and unenforceable against us.

ADJUSTMENTS

If:

- we are involved in a merger or other transaction in which our Common Stock is changed or exchanged;

- we subdivide or combine our Common Stock or we declare a dividend payable in our Common Stock, other securities (other than stock purchase rights issued pursuant to a shareholder rights agreement) or other property;

- we effect a cash dividend, the amount of which, on a per share basis, exceeds 10% of the fair market value of a share of Common Stock at the time the dividend is declared, or we effect any other dividend or other distribution on our Common Stock in the form of cash, or a repurchase of shares of Common Stock, that our Board determines is special or extraordinary in nature or that is in connection with a transaction that we characterize publicly as a recapitalization or reorganization involving our Common Stock; or

- any other event occurs, which, in the judgment of the administrator necessitates an adjustment to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the 2026 Plan;

then the administrator will, in a manner it deems equitable to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the 2026 Plan, adjust the number and type of shares of Common Stock subject to the 2026 Plan and which may, after the event, be made the subject of awards; the number and type of shares of Common Stock subject to outstanding awards; the grant, purchase or exercise price with respect to any award; and performance goals of an award.

In any such case, the administrator may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award. The administrator may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, and without affecting the number of shares of Common Stock otherwise reserved or available under the 2026 Plan, authorize the issuance or assumption of awards upon terms it deems appropriate.

CHANGE OF CONTROL

The following describes what happens with a participant's compensation upon a change of control:

- If the purchaser, successor or surviving corporation (or parent thereof), which we refer to as the "Successor," agrees, some or all outstanding awards will be assumed, or replaced with the same type of award with similar terms and conditions, by the Successor in the transaction. If the participant's employment with the Successor terminates in connection with or within twenty-four (24) months following the change of control for any reason other than an involuntary termination by the Successor for cause or a voluntary termination by the participant without good reason, then all of the participant's awards that are in effect will be vested in full or deemed earned in full (assuming the maximum performance goals provided under the award were met, if applicable) effective on the date of such termination.

- If the Successor does not assume the awards or issue replacement awards, then immediately prior to the date of the change of control all awards that are then held by participants will be cancelled in exchange for the right to receive the following:

  - For each stock option or stock appreciation right, a cash payment equal to the excess of the change of control price (as determined by the administrator) of the shares of Common Stock covered by the stock option or stock appreciation right over the purchase or grant price of such shares of Common Stock under the award;

  - For each share of restricted stock and each restricted stock unit, the change of control price;

  - For each performance share and/or performance unit that has been earned but not yet paid, a cash payment equal to the value of the performance share and/or performance unit;

- For each performance share and/or performance unit for which the performance period has not expired, a cash payment equal to the value of the performance share and/or performance unit calculated at the target performance level;

- For all incentive awards that are earned but not yet paid, a cash payment equal to the value of the award;

- For all incentive awards that are not yet earned, a cash payment equal to the amount that would have been due if the performance goals (measured at the time of the change of control) were to be achieved at the target level through the end of the performance period;

- For a cash payment equal to the value of the dividend equivalent unit; and

- For all other awards, a cash payment based on the value of the award as of the date of the change of control.

The payments in respect of cancelled awards will be made as follows:

- To the extent the payments are attributable (1) to awards that were fully vested and earned as of the date of the change of control, or (2) to stock options or stock appreciation rights (regardless of whether they were vested or earned), the payments will be made on the date of the change of control; and

- To the extent the payments are attributable to awards (other than stock options and stock appreciation rights) that were unvested or unearned as of the date of the change of control, the payments will be made on the earlier of (1) 30 days after the termination of the participant's employment with the Successor in connection with or within 24 months following the change of control for any reason other than an involuntary termination by the Successor for cause or a voluntary termination by the participant without good reason or (2) the date the awards would have become vested or earned.

Any payment in respect of cancelled awards (other than stock options or stock appreciation rights) that were unvested or unearned as of the date of the change of control will be forfeited if the participant's employment with the Successor is terminated involuntarily by the Successor for cause or voluntarily by the participant without good reason prior to the payment date.

A "change of control" is generally defined in the 2026 Plan as:

- The occurrence of certain mergers, consolidations, statutory share exchanges or similar forms of corporation transactions, or certain dispositions of all or substantially all of our assets to an unaffiliated entity (if the transactions or dispositions require the approval of shareholders);

- The approval by the shareholders of a plan or proposal for our dissolution;

- The acquisition by a person unaffiliated with our company of 25% or more of our outstanding voting securities as a result of specified types of transactions;

- A change in the composition of a majority of our Board over a period of two years (if the new directors are not approved by the incumbent Board); or

- Another event constituting a "change of control" within the meaning of the SEC's proxy rules.

NO GROSS-UP FOR EXCISE TAXES

The 2026 Plan does not provide a gross-up to participants if excise taxes are imposed on any payments or benefits because of the golden parachute excise tax provisions of Code Sections 280G and 4999. Instead, the 2026 Plan provides that any affected participant's payments or benefits will be either cut back, to a level below the level that would trigger the imposition of the excise taxes, or paid in full and subjected to the excise taxes, whichever results in the better after-tax result to the participant.

TERM OF 2026 PLAN

Unless earlier terminated by our Board, the 2026 Plan will terminate on the earlier of (1) the date all shares reserved for issuance have been issued or (2) the tenth anniversary of the Effective Date.

TERMINATION AND AMENDMENT

Our Board or the administrator may amend, alter, suspend, discontinue or terminate the 2026 Plan at any time, except:

- our Board must approve any amendment to the 2026 Plan if we determine such approval is required by action of the Board, applicable corporate law or any other applicable law;

- shareholders must approve any amendment to the 2026 Plan if we determine that such approval is required by Section 16 of the Exchange Act, the listing requirements of any principal securities exchange or market on which our Common Stock is then traded, or any other applicable law; and

- shareholders must approve any amendment to the 2026 Plan that materially increases the number of shares of Common Stock reserved under the 2026 Plan or that diminishes the provisions on repricing or backdating stock options and stock appreciation rights.

The administrator may modify, amend or cancel any award or waive any restrictions or conditions applicable to any award or the exercise of the award. Except as otherwise provided in the 2026 Plan or any award agreement or other arrangement evidencing an award (referred to as an "award agreement"), any modification or amendment that materially diminishes the rights of the participant or any other person that may have an interest in the award, will be effective only if agreed to by that participant or other person. The administrator does not need to obtain participant or other interested party consent, however, for the modification, amendment or cancellation of an award pursuant to the adjustment provisions of the 2026 Plan or to the extent the administrator deems such action necessary to comply with any applicable law, the listing requirements of any principal securities exchange or market on which our Common Stock is then traded, to preserve favorable accounting or tax treatment of any award for us or to the extent the administrator determines that such action does not materially and adversely affect the value of an award or that such action is in the best interest of the affected participant or any other person(s) as may then have an interest in the award. In addition, except as otherwise provided in the 2026 Plan, the administrator may modify or amend any award granted to a participant under the Prior Plan, or waive any restrictions or conditions applicable to any such award, in order to reflect award terms consistent with the permitted terms of awards granted under the 2026 Plan regardless of the terms of the Prior Plan. The termination of the 2026 Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force after termination of the 2026 Plan except as they may lapse or be terminated by their own terms and conditions.

AWARD CANCELLATION AND CLAWBACK

The administrator will generally specify in an award agreement for an award the effect of the termination of the award holder's employment or service on the award. If the award agreement does not otherwise provide, upon termination of employment or service, all unvested awards will be canceled immediately.

If a participant's employment or service is terminated for cause, all awards and grants of every type, whether or not then vested, will terminate no later than the participant's last day of employment or service, although the administrator will have discretion to waive the termination and to determine whether the event or conduct at issue constitutes cause for termination. If, after a participant's employment or service terminates for a reason other than cause, we determine that the participant's employment or service could have been terminated for cause had all facts been known at such time, then on the date of such determination any outstanding awards will terminate immediately and the participant will be required to disgorge any gains attributable to awards that were outstanding at the time of the participant's termination of employment or service.

Any award granted and any shares of Common Stock issued or cash paid under an award will be subject to forfeiture, recovery or repayment under the terms of our Compensation Recovery Policy and any other applicable recoupment or clawback policy that we maintain from time to time or similar requirement otherwise made applicable by law, regulation or listing standards.

To the extent amounts are not immediately returned or paid as provided under the provisions described above, we may, to the extent permitted by law, seek other remedies, including a set off of the amounts so payable to us against any amounts that may be owing from time to time by us to the participant for any reason, including, without limitation, wages, or vacation pay or other benefits.

REPRICING PROHIBITED

Neither the administrator nor any other person may amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise price of such outstanding stock options or stock appreciation rights; cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights; or cancel outstanding stock options or stock appreciation rights with an exercise price above the current per share price of the Common Stock in exchange for cash or other securities.

BACKDATING PROHIBITED

The administrator may not grant a stock option or stock appreciation right with a grant date that is effective prior to the date the administrator takes action to approve such award.

FOREIGN PARTICIPATION

To assure the viability of awards granted to participants employed or residing in foreign countries, the administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the administrator may approve such supplements to, or amendments, restatements or alternative versions of, the 2026 Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the administrator approves for purposes of using the 2026 Plan in a foreign country will not affect the terms of the 2026 Plan for any other country.

Certain Federal Income Tax Consequences

The following summarizes certain federal income tax consequences relating to the 2026 Plan. The summary is based on the laws and regulations in effect as of the date of this proxy statement and does not purport to be a complete statement of the law in this area. Furthermore, the discussion below does not address the tax consequences of the receipt or exercise of awards under foreign, state or local tax laws, and such tax laws may not correspond to the federal income tax treatment described herein. The exact federal income tax treatment of transactions under the 2026 Plan will vary depending upon the specific facts and circumstances involved and participants are advised to consult their personal tax advisors with regard to all consequences arising from the grant or exercise of awards and the disposition of any acquired shares.

STOCK OPTIONS

The grant of a stock option under the 2026 Plan will create no income tax consequences to us or to the recipient. A participant who is granted a non-qualified stock option will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the Common Stock at such time over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Upon the participant's subsequent disposition of the shares of Common Stock received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the Common Stock on the exercise date).

In general, a participant will recognize no income or gain as a result of the exercise of an incentive stock option, except that the alternative minimum tax may apply. Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of the Common Stock acquired pursuant to the exercise of an incentive stock option and we will not be allowed a deduction. If the participant fails to hold the shares of Common Stock acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of the gain realized on the disposition and the excess of the fair market value of the shares of Common Stock on the exercise date over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.

STOCK APPRECIATION RIGHTS

The grant of a stock appreciation right under the 2026 Plan will create no income tax consequences to us or to the recipient. A participant who is granted a stock appreciation right will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the Common Stock at such time over the grant price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. If the stock appreciation right is settled in shares of our Common Stock, upon the participant's subsequent disposition of such shares, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the Common Stock on the exercise date).

RESTRICTED STOCK

Generally, a participant will not recognize income and we will not be entitled to a deduction at the time an award of restricted stock is made under the 2026 Plan, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time. We will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the Common Stock on the date the restrictions lapse). Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid and we will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then we will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by us. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to claim a credit for the tax previously paid. In addition, we would then be required to include as ordinary income the amount of any deduction we originally claimed with respect to such shares.

RESTRICTED STOCK UNITS

A participant will not recognize income and we will not be entitled to a deduction at the time an award of a restricted stock unit is made under the 2026 Plan. Upon the participant's receipt of shares (or cash) at the end of the restriction period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If the restricted stock units are settled in whole or in part in shares, upon the participant's subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares' tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

PERFORMANCE SHARES

The grant of performance shares will create no income tax consequences for us or the participant. Upon the participant's receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance shares, recognition of income may be deferred in accordance with the rules applicable to restricted stock as described above. In addition, the participant will recognize ordinary compensation income equal to the dividend equivalents paid on performance shares prior to or at the end of the performance period. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes income. Upon the participant's subsequent disposition of the shares, the participant will recognize a capital gain or loss (long-term or short-term depending on the holding period) to the extent the amount realized from the disposition differs from the shares' tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

PERFORMANCE UNITS

The grant of a performance unit will create no income tax consequences to us or the participant. Upon the participant's receipt of cash and/or shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled in whole or in part in shares, upon the participant's subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares' tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

INCENTIVE AWARDS

A participant who is paid an incentive award will recognize ordinary income equal to the amount of cash paid, and we will be entitled to a corresponding income tax deduction.

DIVIDEND EQUIVALENT UNITS

A participant who is paid a dividend equivalent with respect to an award will recognize ordinary income equal to the value of cash or Common Stock paid, and we will be entitled to a corresponding deduction in the same amount and at the same time.

SECTION 162(M) LIMIT ON DEDUCTIBILITY OF COMPENSATION

Section 162(m) of the Code generally limits the corporate tax deduction to $1,000,000 for compensation paid annually to any covered employee (which generally includes our Named Executive Officers). This deduction limit may apply to awards granted under the 2026 Plan.

CODE SECTION 409A

Awards under the 2026 Plan may constitute, or provide for, a deferral of compensation under Section 409A of the Code. If the requirements of Section 409A are not complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax and, potentially, interest and penalties. We have sought to structure the 2026 Plan, and we expect to seek to structure awards under the 2026 Plan, to comply with Section 409A and the Department of Treasury regulations and other interpretive guidance issued pursuant to Section 409A. To the extent that we determine that any award granted under the 2026 Plan is subject to Section 409A, the award agreement evidencing such award will generally incorporate the terms and conditions required by Section 409A. The 2026 Plan and any applicable awards may be modified to exempt the awards from Section 409A or comply with the requirements of Section 409A.

OTHER CONSIDERATIONS

Awards that are granted, accelerated or enhanced upon the occurrence of a change of control may give rise, in whole or in part, to excess parachute payments within the meaning of Section 280G of the Code to the extent that such payments, when aggregated with other payments subject to Section 280G, exceed the limitations contained in that provision. Such excess parachute payments are not deductible by us and are subject to an excise tax of 20% payable by the participant.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information concerning our equity compensation plans as of December 31, 2025, was as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,224,220	$158.39	2,632,435

(1)   The number is comprised of 395,727 stock options, 407,557 performance shares and 420,936 restricted shares.

(2)   The weighted-average exercise price relates only to the 395,727 stock options. Performance and restricted shares do not have an exercise price and, therefore, are not included in this calculation.

We have no equity compensation plans not approved by security holders.

New Plan Benefits

Each of our non-employee directors receives, as part of their annual retainer at the time of our annual meeting, an annual stock award with a target value of $200,000, paid in the form of our Common Stock. The number of shares is calculated by dividing the target value by the preceding 20-day average closing price of our Common Stock on the NYSE on the grant date, rounded down to the nearest whole share. If our shareholders approve Proposal 14, we expect to issue the annual stock award to our non-employee directors at the time of our annual meeting of shareholders under the 2026 Plan.

Other than the grants to non-employee directors at the time of the annual meeting, we cannot currently determine the awards that may be granted under the 2026 Plan in the future to the executive officers named in this proxy statement, other officers, directors or other persons. The administrator will make such determinations from time to time.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting will be required to approve the 2026 Plan. Abstentions and broker non-votes will not affect the voting results for this proposal.

OUR BOARD RECOMMENDS A VOTE FOR APPROVAL OF THE 2026 PLAN.

SHAREHOLDER PROPOSAL

(Item 15 on the Proxy Card)

The following proposal was submitted by The Accountability Board Inc. and will be voted on at the Annual Meeting if it is properly presented. **Our Board recommends that you vote AGAINST this Proposal.** The shareholder's address and number of shares of common stock held may be obtained upon oral or written request to our Corporate Secretary.

In accordance with SEC rules, the following text of the shareholder proposal is presented exactly as it was submitted to our company.

RESOLVED: Shareholders ask the Board to take the necessary steps to adopt a policy, and amend its governance documents accordingly, requiring that the Board Chair and CEO roles be held by different people.

DEAR FELLOW SHAREHOLDERS:

Shareholder proposals at Cummins in 2024 and 2025 regarding Board Chair independence each received over 40% of the vote, indicating significant support for greater independent oversight.

We now ask shareholders to again consider the Board's leadership structure. But unlike the previous proposals, this one simply seeks a policy that separates the Chair and CEO roles, thereby leaving the Board significant flexibility in filling the two positions.

Separation would allow the Chair to focus on leading the Board in its oversight and governance responsibilities and the CEO to focus on Cummins' day-to-day business while increasing management accountability and improving the Board's ability to monitor management performance. It would also better align Cummins with most S&P 500 Boards, 60% of which have separate Chairs and CEOs.

To further explain the benefits of CEO and Chair separation, let's turn to companies where Cummins' directors have served.

For instance, consider ADP. With **Tom Lynch —** Cummins' own governance committee chair — on its Board, ADP highlights its current separation (and independence) of the roles, noting that this governance structure "allows our chief executive officer to focus on developing and implementing the company's business plans and supervising the company's day-to-day business operations, and allows our non-executive chair to lead the board of directors in its oversight, advisory, and risk management roles."

When **Mr. Lynch** was on Thermo Fisher Scientific's Board, that company recognized "the differences between the two [Chair and CEO] roles" and said a separation policy is "in the best interests of the Company and [its] shareholders."

With Cummins governance committee member **Karen Quintos** on its Board (and governance committee), Lennox International said "The Board's primary responsibility is the oversight of the Company's management team" and that having an independent Board Chair (which again, means separating the roles) is one example of its "measures in place to continually enhance Board composition, efficiency, and effectiveness."

And with **Carla Harris** on its governance committee, MetLife said it "recognizes the importance of maintaining a strong corporate governance framework that establishes the foundation of its [Board's] oversight responsibilities," emphasizing that, although not a mandated policy, its current separation of the CEO and Board Chair positions "enhances the Board's ability to exercise independent oversight of MetLife management."

Further, with **Ms. Harris** on its governance committee, Walmart has a policy that separates the CEO and Chair positions, and calls this separation one of its governance "highlights."

And with Cummins' own CEO/Chair **Jennifer Rumsey** on its governance committee, Hillenbrand also has a separation policy, which definitively establishes that the "CEO shall not also hold the position of Chairperson of the Board."

Indeed, the advantages of CEO and Chair separation are widely recognized, and we think adoption of this proposal is warranted. Thank you.

STATEMENT IN OPPOSITION

Our Board of Directors recommends that shareholders vote AGAINST this shareholder proposal for the following reasons:

We believe that our shareholders are best served if the Board retains the organizational flexibility to select the optimal leadership structure and the best person to serve as Chairperson, giving consideration to all relevant factors at any particular time.

There is no universal model for board leadership, as what works best for one company today may not suit another in different circumstances. Consistent with our Board's fiduciary duty to routinely evaluate and determine the most appropriate leadership structure for our company and its shareholders, our Corporate Governance Principles give our Board the freedom to determine the optimal leadership structure for the company, including, when appropriate, separating the roles of Chairperson and Chief Executive Officer, based solely on what the Board believes is in the best interests of the company and its shareholders. Forcing our company to adopt an inflexible and unrealistic approach to future board leadership would harm the Board's ability to decide what leadership structure works best for our company based on the facts and circumstances existing from time to time. At any time when our Board determines that the same individual should hold the positions of Chairperson and Chief Executive Officer, and at any time when the Chairperson is not independent, the Board's independent directors will elect an independent Lead Director.

We believe that it is important for the Board to continue to exercise its judgment on a case-by-case basis in determining the most effective leadership structure for us, rather than take a rigid approach pursuant to an inflexible policy established in advance. It is our Board's fiduciary duty to act in the best interest of the company and its shareholders, including when making decisions regarding Board leadership. To fulfill this duty, the Board maintains the organizational flexibility to select the leadership structure it deems most effective, including the choice of Chairperson. The company and its shareholders benefit from this flexibility, and the directors are best positioned to lead this evaluation given their knowledge of our leadership team, strategic goals, opportunities and challenges.

Our Board recognizes and anticipates that circumstances may change such that a different structure may be warranted to support our company's needs, and the Board periodically reviews and assesses its leadership structure.

We believe that our existing governance practices and the current leadership structure of our Board have served our shareholders well, have delivered significant value to shareholders and promote effective and independent Board oversight.

As a result of the successful execution of the company's strategy over the past decade, Cummins is in a very strong financial position with strong credit ratings and liquidity and a proven track record of improving performance over successive cycles. Under the current leadership structure, the company has grown from $6.6 billion in revenue in 2000 to over $33 billion in 2025. The success of the company has been driven by a strong understanding of the industries in which we operate, a demonstrated capability to drive performance improvement over successive cycles and the vision to set the company on a path to further success in the face of changing industry dynamics.

There is no evidence that implementing a policy requiring separation of the roles of Chairperson and Chief Executive Officer would enhance financial performance or deliver greater value to shareholders.

With the exception of Ms. Rumsey, our Chairperson of the Board and Chief Executive Officer, the Board is composed entirely of independent directors. As discussed under the heading "Other Information - Related-Party Transactions," none of our directors were involved in any related party transactions in 2025, demonstrating that our Board's decision-making was free from potential conflicts of interest.

Our Board's meeting practices and leadership structure encourage independence. The independent directors meet at each regularly scheduled Board meeting in separate executive sessions without Ms. Rumsey present. These sessions are led by an independent Lead Director, currently Mr. Lynch, who is selected by and from the independent directors. In addition, our independent directors frequently travel, without the Chairperson and Chief Executive Officer in attendance, to visit our operations and meet with our employees and other stakeholders. In addition, our Board is dedicated to attaining a balance of tenure and refreshment. We have added seven new directors to our Board since 2020, bringing new and diverse perspectives and adding to our Board's mix of objectivity, skills and experience.

We have long been committed to having an independent Lead Director, and our Board believes that the independent Lead Director role provides an appropriate balance between effective independent oversight and the consistent leadership of a combined Chairperson and Chief Executive Officer. The duties of the independent Lead Director are comprehensive and clearly delineated in our Corporate Governance Principles available on our Investor Relations site through *www.cummins.com*. Our independent Lead Director's responsibilities include:

- Serving as Chair of the Governance and Nominating Committee;

- Conferring with the Chairperson on, and approving, Board meeting agendas and meeting schedules to assure there is sufficient time for discussion of all agenda items;

- Calling and presiding over all meetings of the Board at which the Chairperson is not present, including executive sessions of independent directors and communicating feedback from executive sessions to the Chairperson;

- Leading the annual performance reviews of the Chief Executive Officer and the Board;

- Ensuring that there is open communication between our independent directors, the Chairperson, the Chief Executive Officer and other management members;

- Being available, when deemed appropriate by the Board, for consultation and direct communication with shareholders;

- Reviewing, at his or her discretion, information to be sent to the Board; and

- Conferring with the Chairperson and Chief Executive Officer on other issues of corporate importance, as appropriate.

One of our longstanding governance practices is that all the members (including the chairs) of the Audit Committee, the Talent Management and Compensation Committee and the Governance and Nominating Committee are independent directors, nominated by the Governance and Nominating Committee. When coupled with the majority independent composition of our Board, this governance practice ensures that independent directors oversee all critical Board governance matters, such as the integrity of the company's financial statements, compensation of our Chief Executive Officer and other members of senior management, and Board evaluation and selection of directors. The Board and each of its committees have unrestricted access to officers and employees of the company and have the authority to ask such questions and conduct investigations, and to retain legal, accounting, financial or other outside advisors, as they deem necessary or appropriate to fulfill their duties. In addition, the Board has long-established Corporate Governance Principles, which are available on our website.

A fixed, inflexible rule requiring the separation of our Chairperson of the Board and Chief Executive Officer roles is not in the best interests of our shareholders.

We believe that flexibility in board leadership allows our company to do what is best for its shareholders. We operate in a very competitive and fast-changing industry in which our Board must constantly assess industry change and disruption. Our Board is comprised of directors with diverse backgrounds, experience, perspectives and in-depth knowledge about the company. With this expertise, it is uniquely positioned to evaluate the company's key challenges and needs, including the optimal Board leadership structure.

The Board believes that its current best leadership structure strikes an appropriate balance between strong and consistent executive leadership and independent and effective oversight of our company's business at this time, and that mandating a fixed and inflexible leadership structure for the company would unduly restrict the Board, would prevent the Board from determining the most appropriate leadership structure for the company and would hinder our Board's effectiveness in guiding our company and representing the interests of the shareholders. The supporting statement to the shareholder proposal seeks to distinguish this proposal from substantially similar previous proposals regarding Board Chairperson independence, which have repeatedly been rejected by our shareholders, asserting that this proposal leaves the Board "significant flexibility in filling the two positions." However, the Board believes that an inflexible policy mandating the separation of the Chairperson and Chief Executive Officer roles still restricts the Board and hinders its effectiveness, and that the option left open by this proposal to appoint a non-independent member of the Board, other than the Chief Executive Officer, to serve as Board Chairperson does not provide our Board meaningful flexibility to determine the most appropriate leadership structure for the company.

The approach set forth in the proposal would limit the Board's ability to adjust our leadership structure as needed to best serve the company and its shareholders and promote the company's and its shareholders' interests and long-term goals, regardless of future circumstances. Effective corporate governance requires more than just a mechanical, "one-size-fits-all" approach, like that requested by the shareholder proposal.

The proposal's rigid and prescriptive approach to board leadership is not the practice of the majority of companies in the S&P 500.

While a number of S&P 500 companies have separated the roles of Chief Executive Officer and Chairperson, not all of those companies have adopted an inflexible policy mandating the separation of Chairperson and Chief Executive Officer roles, no matter the situation. According to a 2023 survey published by The Conference Board, 76% of S&P companies provide that the board of directors has the flexibility to determine its leadership structure on a case-by-case basis, and there is a strong correlation between company size and board leadership model, with most of the largest companies combining the board Chairperson and Chief Executive Officer role.

Furthermore, a majority of S&P 500 companies do not have a separate, independent Chairperson. According to the 2025 Spencer Stuart Board Index, approximately 52% of companies in the S&P 500 do not have an independent Chairperson. We also recognize that the combination of needs and circumstances, governance structures and policies, board composition, strengths and demands of leadership, strategic goals and opportunities and challenges of each S&P 500 company is unique. As a result, the Boards of other public companies on which our directors sit should be expected to account for those companies' unique needs and circumstances, which may require a different leadership structure than ours. We believe that rather than taking a "one-size-fits-all" approach to board leadership, the Board's fiduciary duties are best fulfilled by retaining flexibility to determine the leadership structure that serves the best interests of our company and shareholders, taking into account the company's needs and circumstances at any given time.

Our Board routinely engages directly with shareholders, reinforcing Board and management accountability, and acts on our shareholders' governance concerns that are expressed in these interactions.

The company has long maintained a robust engagement program in order for the Board to be fully informed on, and able to weigh carefully, the view of its shareholders before making critical decisions on governance topics. We believe that our existing corporate governance policies provide the appropriate balance between ensuring Board accountability to shareholders and enabling the Board to effectively oversee Cummins' business and affairs for the long-term benefit of shareholders. In addition, over the past several years, our independent directors, along with our leadership team, have engaged in significant shareholder outreach with shareholders holding a significant percentage of outstanding shares. As a result of these interactions, we have taken the following corporate governance-related actions in recent years:

- adopted proxy access;

- adopted a unilateral right for shareholders to amend the company's bylaws; and

- lowered the threshold at which shareholders may call a special meeting.

Along with the oversight of our Lead Director, these changes to our governing documents provide shareholders with the ability to ensure that proper checks and balances exist.

During these conversations, a majority of these shareholders, when asked, support our position of maintaining the flexibility for our Board to best determine our leadership structure.

The Board and our company are committed to the highest standards of corporate governance.

Our existing corporate governance structure reinforces the Board's accountability to its shareholders. Our corporate governance practices and policies are described in the section of this proxy statement entitled "Corporate Governance." As discussed in that section, we have had a longstanding commitment to good corporate governance. Our practices in the area of corporate governance have been recognized by various organizations. For example, we have been named to the Dow Jones Best-in-Class North America Composite Index for 19 consecutive years.

Our shareholders rejected substantially similar proposals in 2013, 2015, 2019, 2022, 2023, 2024 and 2025.

The Board considers current trends and shareholder feedback received through engagement and votes on shareholder proposals. Our shareholders have now considered and rejected seven similar proposals that would have required separate Chairperson and Chief Executive Officer roles. The prior proposals, which sought a policy requiring our Chairperson to be an independent director, were presented at our 2013 Annual Meeting, 2015 Annual Meeting, 2019 Annual Meeting, 2022 Annual Meeting, 2023 Annual Meeting, 2024 Annual Meeting and 2025 Annual Meeting. Our shareholders have repeatedly defeated such proposals. Since 2025, nothing has changed that would merit a different result, and we believe that requiring separate Chairperson and Chief Executive Officer roles is an unnecessarily restrictive approach that would limit the Board's ability to adjust our leadership structure as needed to best serve the company and its shareholders. Based on engagement with the company's shareholders over the past year, we believe many of our investors continue to support the Board's approach to maintain flexibility to choose the best leadership structure for the company.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting will be required to approve this proposal. Abstentions and broker non-votes will not affect the voting results for this proposal.

OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.

SHAREHOLDER PROPOSAL

(Item 16 on the Proxy Card)

The following proposal was submitted on behalf of The Bahnsen Family Trust and will be voted on at the Annual Meeting if it is properly presented. **Our Board recommends that you vote AGAINST this Proposal**. The shareholder's address and number of shares of common stock held may be obtained upon oral or written request to our Corporate Secretary.

In accordance with SEC rules, the following text of the shareholder proposal is presented exactly as it was submitted to our company.

Report on Discrimination in Charitable Support

Supporting Statement:

Corporations routinely use their platforms to voice support for humanitarian causes and human rights. Unfortunately, many companies provide funds, data, or other resources to advocacy groups leading highly controversial social campaigns — particularly on gender and sexuality—often backing only one side of the debate. Such one-sided support alienates significant portions of their customers, employees, and shareholders and exposes companies to reputational, market, and legal risk.

One notable example is that of Cummins, which has a perfect score[1] on the Human Rights Campaign's Corporate Equality Index. The Human Rights Campaign is a leading driver in getting companies to promote transgender activism. To get 100 points on its Corporate Equality Index,[2] a company ostensibly confirms its coverage of radical adolescent transgender treatments recommended by the World Professional Association for Transgender Health (WPATH),[3] a group widely criticized for its ideological bias and lack of scientific rigor.[4] These treatments include gender transition surgery, cross-sex hormone therapy, menstruation suppression, and puberty blockers.

Supporting this activism may alienate Cummins employees who have religious or other moral objections to supporting these kinds of radical treatments with their healthcare premiums. Given Cummins' stated commitment[5] to "harnessing the diverse perspectives, skills and innovation from every person," questions about whether the company's charitable partnerships respect those diverse perspectives must be answered, and with a mind to business-first political neutrality.

Furthermore, a perfect score on the HRC's Corporate Equality Index implies[6] that the company covers highly controversial healthcare practices, including the coverage of "hormone replacement therapies." This would be a serious concern for any company. But given Cummins' status[7] as a federal contractor, selling power generation systems and engines to government entities, and the Trump administration's clear stance regarding such practices particularly regarding children, this point is doubly concerning for Cummins investors.

Given Cummins' standing as a major American manufacturing company, its active participation in activist rating systems like the Human Rights Campaign's index, and the massive risk of public controversy tied to association with such highly controversial groups and ideologies, investors are right to be concerned about what further brand politicization could do to company performance.

Many companies, including John Deere, Tractor Supply, and Ford, have already refocused their charitable support in a manner that acknowledges the diverse views held by their customers and employees.[8] Many have explicitly cut ties with groups such as the Human Rights Campaign as a part of this effort. Cummins should do the same.

Resolved: Shareholders request that Cummins conduct an evaluation and issue a report within the next year, at reasonable expense and excluding proprietary and confidential information, analyzing the benefits, costs, and legal, reputational, competitive, and other relevant risks of the company's charitable support.

---

[1]   https://www.hrc.org/resources/corporations/s-p-global-inc.

[2]   https://reports.hrc.org/corporate-equality-index-2025#scoring-criteria

[3]   https://www.tandfonline.com/doi/pdf/10.1080/26895269.2022.2100644

[4]   https://adflegal.org/article/leaked-files-reveal-ethical-concerns-pseudoscience-wpath-standards-care/

[5]   https://www.cummins.com/sites/default/files/2024-04/dei-commitment-2024.pdf

[6]   https://reports.hrc.org/corporate-equality-index-2025#scoring-criteria

[7]   https://supplier.cummins.com/government-requirements-us

[8]   https://www.dailymail.co.uk/news/article-13812241/american-brand-dei-rules-backlash.html

STATEMENT IN OPPOSITION

Our Board of Directors recommends that shareholders vote AGAINST this shareholder proposal for the following reasons:

Cummins is committed to engaging in sustainable corporate practices and supporting its community.

This proposal asks our Board to evaluate and issue a report analyzing the benefits, costs and legal, reputational, competitive and other relevant risks of Cummins' charitable support. We do not believe that the requested evaluation or report are necessary. At the same time, consistent with the allocation of responsibilities for oversight among our Board and its committees, and the company's transparency regarding policies, practices, procedures and reports, we are committed to engaging in sustainable corporate practices to fortify the long-term health of our business and create long-term value for Cummins' shareholders.

As part of Cummins' corporate responsibility and community engagement, the company engages with leading nonprofits and community partners to listen, assess and invest in solutions that meet the evolving community needs where employees live and work. Additionally, our employees have access to community development grants for the nonprofits with which they volunteer, deepening the company's understanding of community needs and employee priorities. The Cummins Foundation provides such community development grants around the world to support communities in which our employees live and work.

Cummins has a robust governance process in place to oversee risk and compliance.

Our Board oversees the company's business, top enterprise risks, environmental, social and governance strategy and challenges. Additionally, the Safety, Environment and Technology Committee reviews public policy and regulatory advocacy developments, as well as strategies and positions taken by the company with respect to safety, environmental and technological matters that significantly impact the company or its products. The Audit Committee provides oversight of the data integrity of environmental, social and governance related disclosures and oversees the company's guidelines and policies concerning risk assessment and enterprise risk management. At least annually, the Audit Committee and/or the Board reviews the company's enterprise risk management report, which includes a comprehensive and prioritized list of risks.

Our Board believes that our existing governance and oversight processes are reasonable and appropriate to assess and respond to any risks that may arise from Cummins' and The Cummins Foundation's community giving without the need to commission the report requested by the proposal.

Cummins has an established and reputable history of reporting on its corporate responsibility and sustainability initiatives, and already provides extensive reporting on its charitable giving.

Cummins' existing corporate responsibility reporting is built on a foundation of transparency, governance, ethics and respect for human rights. Since its inception in 1919, Cummins has worked on a wide range of community initiatives, and for the past 20 years Cummins has shared its corporate responsibility and social responsibility efforts in its Sustainability Progress Reports. Released on an annual basis, Cummins' Sustainability Progress Reports discuss the company's corporate responsibility strategy, including details regarding its corporate responsibility activities, priorities, community giving and community engagement. Archived copies of such reports are available on Cummins' website at *https://www.cummins.com/company/esg/sustainability-progress-reports/archive*.

Cummins' 2024-2025 Sustainability Progress Report discusses Cummins' sustainability strategy and oversight and management of risks related to various topics affecting the sustainability of Cummins' business. The report also provides detailed information on the company's community engagement and community giving across its three priority areas: education, equity and the environment.

Cummins publishes numerous other public reports and disclosures which address the topic and focus contemplated by this proposal. Cummins' Corporate Governance Principles, Code of Business Conduct, the "Corporate Responsibility" webpage on Cummins' website at *https://www.cummins.com/company/esg/social/corporate-responsibility*, the "Cummins' Positions on Key Issues" webpage on Cummins' website at *https://www.cummins.com/company/esg/policy-positions*, and the "Community Support" webpage on Cummins' website at *https://www.cummins.com/company/esg/social/corporate-responsibility/community-support* each include further details regarding Cummins' and The Cummins Foundation's community engagement and charitable giving, Cummins' evaluation of certain risks related to sustainability and its commitment to supporting various causes.

In addition, as a registered 501(c)(3) nonprofit organization, The Cummins Foundation is required by law to annually report its itemized charitable giving in public filings. These public filings disclose the names and addresses of the charitable organizations The Cummins Foundation supports and the general purpose and amounts of the grants.

While Cummins has received many recognitions, ratings and awards for various aspects of its corporate responsibility and sustainability efforts and transparency, we do not base our business decisions on obtaining such recognition. Instead, Cummins makes business and operating decisions that the Board and management believe serve the best interests of Cummins and its shareholders, independent of any recognition that may follow.

Cummins is committed to protecting the diversity of employee viewpoints and beliefs.

Cummins' Code of Business Conduct sets out the company's commitment to, among other things, embracing diverse perspectives and backgrounds and treating all people with dignity and respect, improving our communities, ensuring a workplace free of discrimination, harassment and retaliation, and having accurate records and reporting processes which are clear and understandable. The principles established in the Code of Business Conduct are approved by senior leadership and the Board, with the Audit Committee providing general oversight responsibility for the company's business ethics and the Code of Business Conduct programs. Additionally, the Ethics and Compliance Function oversees adherence to the Code of Business Conduct and serves as a resource for employees seeking guidance.

By fostering a workplace where every individual feels valued and heard, employees collaborate to spark innovation and deliver solutions to customers' most pressing challenges. Cummins strives to ensure that employees and other shareholders are treated with dignity and respect, regardless of their viewpoints or beliefs, by fostering a work environment that is welcoming and allows employees to best use their unique talents and diverse perspectives so ideas and innovation can flourish. By embracing diverse perspectives in an inclusive environment, we deliver superior solutions, drive innovation and quality, and work seamlessly across cultures to meet the challenges of a global and evolving market.

The requested report is unnecessary and would be a costly diversion of corporate resources.

Cummins is dedicated to operating as an ethical, responsible corporate citizen. It has long been a leader in promoting humanitarian causes, supporting human rights around the world, and fostering a workplace where every individual feels valued and heard. Our Board believes this proposal is disconnected from the priorities and substance of Cummins' giving efforts, which are focused primarily on three global priorities the company has identified as critical to healthy communities: education, equity and the environment. Given the already extensive public reporting by the company and The Cummins Foundation on charitable giving, our Board believes the report requested by this proposal is unnecessary, a costly diversion of corporate resources and not in the best interests of the shareholders.

For these reasons, our Board believes that the report this proposal is requesting is not in the best interests of Cummins or its shareholders.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting will be required to approve this proposal. Abstentions and broker non-votes will not affect the voting results for this proposal.

OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.

STOCK OWNERSHIP OF DIRECTORS, MANAGEMENT AND OTHERS

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of March 16, 2026 (or such other date as is indicated) by:

- Each current director and director nominee;

- Each executive officer appearing in the Summary Compensation Table;

- All directors and current executive officers as a group; and

- Any person who is known by us to beneficially own more than 5% of the outstanding shares of our Common Stock based on our review of the reports regarding ownership filed with the SEC.

Beneficial ownership is determined in accordance with the rules of the SEC and includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of March 16, 2026 through the exercise of any stock option or other right. Shares subject to stock options or other rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these stock option or other rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the address of each beneficial owner is Cummins Inc., 301 East Market Street, Indianapolis, Indiana 46204.

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class

The Vanguard Group
    100 Vanguard Blvd.
    Malvern, PA 19355
	17,754,995(2)	12.9%

BlackRock, Inc.
    55 East 52nd Street
    New York, NY 10055
	11,524,411(3)	8.4%

Gary L. Belske	2,938	*
Robert J. Bernhard	19,192	*
Jenny M. Bush	17,155(4)	*
Amy R. Davis	20,897(5)	*
Bruno V. Di Leo Allen	5,073	*
Bonnie J. Fetch	13,704(6)	*
Daniel W. Fisher	2,297	*
Carla A. Harris	3,502	*
Thomas J. Lynch	11,656	*
William I. Miller	34,531(7)	*
Kimberly A. Nelson	5,542(8)	*
Karen H. Quintos	5,231(9)	*
Jennifer W. Rumsey	119,419(10)	*
Mark A. Smith	39,832	*
John H. Stone	2,441	*
Matthew Tsien	447	*
All directors and current executive officers as a group, a total of 28 persons	415,453(11)	*

*   Less than 1%.

(1)   Except as otherwise indicated, the voting and investment powers of the shares listed are held solely by the reported owner.

(2) The source of this information is a Schedule 13G/A filed February 13, 2024 with the SEC disclosing beneficial ownership of our Common Stock by The Vanguard Group and its related companies as of December 31, 2023. The Vanguard Group and its related companies stated in their Schedule 13G/A that they have sole dispositive power for 17,149,769 shares, shared dispositive power for 605,226 shares, sole voting power for none of the shares and shared voting power for 175,582 shares.

(3) The source of this information is a Schedule 13G/A filed January 25, 2024 with the SEC disclosing beneficial ownership of our Common Stock by BlackRock, Inc. and its related companies as of December 31, 2023. BlackRock, Inc. and its related companies stated in their Schedule 13G/A that they have sole dispositive power for all of the shares and sole voting power for 10,240,207 shares.

(4) Includes 169 shares held by Ms. Bush's spouse.

(5) Includes 5,090 shares that may be purchased upon the exercise of vested stock options within 60 days of March 16, 2026.

(6) Included 621 shares held by Ms. Fetch's 401(k) plan and 752 shares that may be purchased upon the exercise of vested stock options within 60 days of March 16, 2026.

(7) Includes 167 shares owned by Mr. Miller's child.

(8) Includes 82 shares held by Ms. Nelson's spouse, 600 shares owned by the 2013 Family Trust and 400 shares owned by Ms. Nelson's spouse via the 2015 Family Trust.

(9) Shares are held by Trust.

(10) Includes 1,450 shares held by Ms. Rumsey's 401(k) plan, 28,742 shares held by Trust and 42,595 shares that may be purchased upon the exercise of vested stock options within 60 days of March 16, 2026.

(11) Includes 64,177 shares that may be purchased upon the exercise of vested stock options within 60 days of March 16, 2026.

OTHER BUSINESS

Our Board does not know of any business to be presented for action at the Annual Meeting other than that set forth in the Notice of Annual Meeting of Shareholders as reflected in Items 1 through 16 on the proxy card, and as referenced in this proxy statement. Under the terms of our by-laws, moreover, since the deadline for notice of additional business has passed, no additional business may be presented by shareholders for action at the Annual Meeting.

Other Information

RELATED-PARTY TRANSACTIONS

Our company, together with our subsidiaries and affiliates, is a global company with extensive operations in the U.S. and many foreign countries. We have thousands of employees with widespread authority to purchase goods and services. Because of these far-reaching activities, we encounter transactions and business arrangements with persons, businesses and other organizations in which one of our directors, executive officers or nominees for director, significant investors or their immediate families, may also be a director, executive officer, or have some other direct or indirect material interest. Such transactions and arrangements, which we refer to as related-party transactions, have the potential to create actual or perceived conflicts of interest.

As a result, the Audit Committee of our Board has established, and our Board has approved, a written policy and procedures for review and approval of any related-party transactions or proposed transactions where the amount involved in any year exceeds or will exceed $120,000. These procedures require that, in deciding whether to approve such a related-party transaction involving a director, director nominee, executive officer, holder of more than five percent of our Common Stock or their immediate family members, the Audit Committee must consider, among other factors:

- Information about the goods and services to be or being provided by or to the related party;
- The nature of the transaction and the costs to be incurred by us or payments to us;
- An analysis of the costs and benefits associated with the transaction;
- The business advantage we would gain by engaging in the transaction; and
- An analysis of the significance of the transaction to us and the related party.

To receive Audit Committee approval, a related party transaction must be on terms that are believed to be fair and reasonable to us. Our policy requires that there be a business or corporate interest supporting the transaction and that the transaction be in the best interest of us and our shareholders.

Based on information known to us, except for the transaction described below, we believe there were no transactions during 2025 in which we were or are to be a participant in which the amount involved exceeded or will exceed $120,000, and in which any director, director nominee, executive officer, holder of more than five percent of our Common Stock at the time of the transaction or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

In 2025, Derren Bush, our Manufacturing Engineering Director, Supply Chain Aftermarket, received $198,722 of compensation from us in his capacity as an employee. Included in this compensation was a $29,785 bonus award and the vesting of restricted stock valued at $3,462. Derren Bush is the spouse of Jenny Bush, our Vice President and President – Power Systems.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock, to file reports of ownership and changes in ownership of such securities with the SEC and the NYSE. Copies of these reports must also be furnished to us. Based solely upon a review of the copies of the forms filed under Section 16(a) and furnished to us, written representations from reporting persons after inquiry, and forms filed by us on the reporting person's behalf, we believe that all filing requirements under Section 16(a) applicable to our executive officers and directors were complied with during 2025, except that a Form 3 was filed for John Gaidoo on June 17, 2025 to report his initial beneficial ownership of our company's securities as of June 1, 2025 and a Form 4 was filed for Donald Jackson on February 25, 2026 to report one transaction that occurred on June 1, 2025 and two transactions that occurred on August 13, 2025.

SHAREHOLDER PROPOSALS

Shareholders may submit proposals to be considered for shareholder action at our 2027 annual meeting of shareholders and inclusion in our proxy statement and proxy card if they do so in accordance with the appropriate regulations of the SEC. For such proposals to be considered for inclusion in our proxy statement and form of proxy card for our 2027 annual meeting of shareholders, they must be received by our Corporate Secretary no later than December 3, 2026.

If a shareholder desires to bring proper business before an annual meeting of shareholders which is not the subject of a proposal timely submitted for inclusion in our proxy statement and form of proxy as described above, the shareholder must follow procedures outlined in our by-laws. Pursuant to our by-laws, a shareholder may bring business to be considered at the annual meeting, provided that the shareholder (i) is a shareholder of record at the time of giving notice to us of the business and is entitled to vote at the annual meeting where the business will be considered, and (ii) complies with the applicable notice procedures set forth in our by-laws. Our by-laws provide that, in the case of business other than the election of directors, the shareholder bringing the business must deliver written notice of the business to our Corporate Secretary no later than 90 days preceding the date the meeting is scheduled to occur in the notice of such meeting first given to shareholders, which we refer to as the "originally scheduled date," unless such date is earlier than the first anniversary of the date set forth in our first mailed definitive proxy materials for the prior year's annual meeting, in which case written notice of the proposal must be delivered not later than the close of business on the 10th day following the first public disclosure of the earlier date.

In order for shareholders to give timely notice of director nominations at our 2027 annual meeting of shareholders for inclusion on a universal proxy card under Rule 14a-19 of the Exchange Act, notice must be submitted by the same deadline as disclosed above under the procedures for Shareholder director candidate recommendations set forth in our by-laws and must also include the information in the notice required by our by-laws and by Rule 14a-19.

Each required notice must contain certain information, including information about the shareholder, as prescribed by the by-laws.

EXPENSES OF SOLICITATION

The cost of this proxy solicitation will be borne by us. We will solicit proxies by mailing proxy materials to certain shareholders and a Notice of Internet Availability of Proxy Materials to all other shareholders; for shareholders that do not receive the full proxy materials, printed copies will be sent upon request as provided below and as provided in the Notice of Internet Availability of Proxy Materials.

We have retained Morrow Sodali Global LLC, 470 West Avenue, Stamford, Connecticut 06902, to assist us in the solicitation of proxies for a fee not to exceed $11,000 plus expenses. Proxies may also be solicited by mail, telephone, e-mail or fax by our directors, officers and employees who will not be separately compensated for such services. Banks, brokerage houses and other institutions, nominees or fiduciaries will be reimbursed for their reasonable expenses incurred in forwarding proxy materials to the beneficial owners of our Common Stock upon request.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Pursuant to the rules of the SEC, services that deliver our communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of our Notice of Internet availability of Proxy Materials and, as applicable, a printed version of our annual report to shareholders and this proxy statement. Upon oral or written request, we will promptly deliver a separate copy of the Notice of Internet Availability of Proxy Materials, annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of the document was delivered.

Shareholders sharing an address may also request delivery in the future of a single copy of a Notice of Internet Availability of Proxy Materials, annual report to shareholders and/or proxy statement if they are currently receiving multiple copies of such documents. Shareholders may notify us of their requests by calling or writing to our Corporate Secretary at (812) 377-1111 or Cummins Inc., 301 East Market Street, Indianapolis, Indiana 46204.

April 2, 2026,

We will furnish to any shareholder, without charge, a copy of our Annual Report on Form 10-K. You may also obtain a copy of the Form 10-K by writing to Nicole Y. Lamb-Hale, Corporate Secretary, Cummins Inc., 301 East Market Street, Indianapolis, Indiana 46204 or on our website at www.cummins.com.

APPENDIX A

Reconciliations of US GAAP Financial Measures to Non-GAAP Financial Measures

EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION AND NONCONTROLLING INTERESTS

We define EBITDA as earnings or losses before interest expense, income tax expense, depreciation and amortization and noncontrolling interests. We use EBITDA to assess and measure the performance of our operating segments and also as a component in measuring our variable compensation programs. We believe EBITDA is a useful measure of our operating performance as it assists investors and debt holders in comparing our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. Additionally, adjusted EBITDA removes the impact of significant special items incurred during the year, which we believe enables a more accurate comparison of the underlying operational performance of the business for our investors and debt holders. This measure is not in accordance with, or an alternative for, accounting principles generally accepted in the United States and may not be consistent with measures used by other companies. It should be considered supplemental data. The three metrics below differ by exclusion of one-time items for the purpose of annual bonus and long-term incentive payout factor calculations. Please refer to the respective footnotes for more details.

2025 & 2024 ADJUSTED EBITDA – OPERATING

	Years Ended	
In Millions	**December 31, 2025**	**December 31, 2024**
Net income attributable to Cummins Inc.	$2,843	$3,946
Net income attributable to noncontrolling interests	114	122
Consolidated net income	2,957	4,068
Income tax expense	1,006	835
Income before taxes	3,963	4,903
Interest expense	329	370
EBIT	4,292	5,273
Depreciation and amortization	1,093	1,053
EBITDA	5,385	6,326
One-Time Items*	458	(957)
Adjusted EBITDA (excluding One-Time Items)	$5,843	$5,369

*　2025 one-time items include $458 million of cost related to Accelera charges; 2024 one-time items includes $1.298 billion of net benefit related to the divestiture of Atmus, $312 million of cost related to the Accelera reorganization, and $29 million of restructuring expenses

2025 ADJUSTED EBITDA – ANNUAL BONUS

In Millions	Year Ended December 31, 2025
Net income attributable to Cummins Inc.	$2,843
Net income attributable to noncontrolling interests	114
Consolidated net income	2,957
Income tax expense	1,006
Income before taxes	3,963
Interest expense	329
EBIT	4,292
Depreciation and amortization	1,093
EBITDA	5,385
One-Time Items*	412
Adjusted EBITDA (excluding One-Time Items)	$5,797

* 2025 one-time items include $412 million of net costs related to one-time items not anticipated at the time performance targets were initially established, consisting of $458 million of costs related to charges in the Accelera segment that were partially offset by unanticipated one-time benefits

2025-2023 ADJUSTED EBITDA – LONG-TERM INCENTIVE

	Years Ended			
In Millions	December 31, 2025	December 31, 2024	December 31, 2023	Cumulative
Net income attributable to Cummins Inc.	$2,843	$3,946	$735	$7,524
Net income attributable to noncontrolling interests	114	122	105	341
Consolidated net income	2,957	4,068	840	7,865
Income tax expense	1,006	835	786	2,627
Income before taxes	3,963	4,903	1,626	10,492
Interest expense	329	370	375	1,074
EBIT	4,292	5,273	2,001	11,566
Depreciation and amortization	1,093	1,053	1,016	3,162
EBITDA	5,385	6,326	3,017	14,728
One-Time Items*	458	(1,060)	1,782	1,180
Adjusted EBITDA (excluding One-Time Items)	$5,843	$5,266	$4,799	$15,908

* 2025 one-time items include $458 million of cost related to Accelera charges; 2024 one-time items include $1.372 billion of net benefit related to the divestiture of Atmus (including operating results) and $312 million of cost related to the Accelera reorganization; 2023 one-time items include $2.036 billion of cost related to the Settlement Agreements and $254 million of net benefit related to the divestiture of Atmus (including operating results)

Adjusted Net Operating Profit After Taxes

We define net operating profit as earnings before interest expense and noncontrolling interest in income of consolidated subsidiaries, net of tax, as a non-GAAP measure which is used in our return on invested capital (ROIC) calculation discussed below. Additionally, adjusted net operating profit removes the impact of significant special items incurred during the year, which we believe enables a more accurate comparison of the underlying operational performance of the business for our investors and debt holders. The two metrics below differ by exclusion of one-time items for the purpose of the long-term incentive payout factor calculation. Please refer to the respective footnotes for more details.

2025-2023 ADJUSTED NET OPERATING PROFIT AFTER TAXES – OPERATING

			Years Ended
In Millions	**December 31, 2025**	**December 31, 2024**	**December 31, 2023**
Net income attributable to Cummins Inc.	$2,843	$3,946	$735
Net income attributable to noncontrolling interests	114	122	105
Consolidated net income	2,957	4,068	840
Income tax expense	1,006	835	786
Income before taxes	3,963	4,903	1,626
Interest expense	329	370	375
EBIT	4,292	5,273	2,001
One-Time Items*	458	(957)	2,178
EBIT excluding One-Time Items	4,750	4,316	4,179
Less: Tax effect on EBIT	1,083	932	978
Adjusted Net operating profit after taxes (excluding one-time items)	$3,667	$3,384	$3,201

*   2025 one-time items include $458 million of cost related to Accelera charges; 2024 one-time items include $1.298 billion of net benefit related to the divestiture of Atmus, $312 million of cost related to the Accelera reorganization, and $29 million of restructuring expenses; 2023 one-time items include $2.036 billion of cost related to the Settlement Agreements, $100 million of cost related to the divestiture of Atmus, and $42 million of cost related to employee voluntary retirement and separation

2025-2023 ADJUSTED NET OPERATING PROFIT AFTER TAXES – LONG-TERM INCENTIVE

			Years Ended
In Millions	**December 31, 2025**	**December 31, 2024**	**December 31, 2023**
Net income attributable to Cummins Inc.	$2,843	$3,946	$735
Net income attributable to noncontrolling interests	114	122	105
Consolidated net income	2,957	4,068	840
Income tax expense	1,006	835	786
Income before taxes	3,963	4,903	1,626
Interest expense	329	370	375
EBIT	4,292	5,273	2,001
One-Time Items*	458	(1,056)	1,804
EBIT excluding One-Time Items	4,750	4,217	3,805
Less: Tax effect on EBIT**	1,083	907	898
Adjusted Net operating profit after taxes (excluding one-time items)	$3,667	$3,310	$2,907

*   2025 one-time items include $458 million of cost related to Accelera charges; 2024 one-time items include $1.368 billion of net benefit related to the divestiture of Atmus (including operating results), and $312 million of cost related to the Accelera reorganization; 2023 one-time items include $2.036 billion of cost related to the Settlement Agreements and $232 million of net benefit related to the divestiture of Atmus (including operating results)

Adjusted Net income attributable to Cummins Inc.

We believe adjusted net income is a useful measure of our operating performance for the periods presented as it illustrates our operating performance without regard to the Accelera charges, restructuring costs, and the Atmus IPO and divestiture costs. These measures are not in accordance with, or an alternative for GAAP and may not be consistent with measures used by other companies. This should be considered supplemental data. The following table reconciles net income attributable to Cummins Inc. to net income attributable to Cummins Inc. excluding special items for the following periods:

2025 & 2024 ADJUSTED NET INCOME

	Years Ended	
In Millions	December 31, 2025	December 31, 2024
Net income attributable to Cummins Inc.	$2,843	$3,946
One-Time Items*	455	(973)
Adjusted Net income attributable to Cummins Inc. (excluding One-Time Items)	$3,298	$2,973

* 2025 one-time items include $455 million of Accelera charges; 2024 one-time items include $1.291 billion of net benefit from the separation of Atmus, $296 million of cost related to Accelera reorganization, and $22 million of cost related to restructuring expense

Adjusted Earnings per Share

We believe adjusted earnings per diluted share (EPS) is a useful measures of our operating performance for the periods presented as it illustrates our operating performance without regard to the Accelera charges, restructuring costs, and the Atmus IPO and divestiture costs. These measures are not in accordance with, or an alternative for GAAP and may not be consistent with measures used by other companies. This should be considered supplemental data. The following table reconciles diluted EPS attributable to Cummins Inc. to diluted EPS attributable to Cummins Inc. excluding special items for the following periods:

2025 & 2024 ADJUSTED EARNINGS PER SHARE

	Years Ended	
In Millions	December 31, 2025	December 31, 2024
Earnings per Share	$20.50	$28.37
One-Time Items*	3.28	(7.00)
Adjusted Earnings per Share (excluding One-Time Items)	$23.78	$21.37

* 2025 one-time items include $3.28 per share of Accelera charges; 2024 one-time items include $9.28 per share of net benefit related to the divestiture of Atmus, $2.12 per share of cost related to the Accelera reorganization, and $0.16 per share of cost related to restructuring expense

Adjusted Operating Cash Flow

Adjusted operating cash flow is a useful measure for capital management and illustrates our performance without regard to the Settlement Agreements, Tariff Impact, Accelera charges, and OBBBA tax elections. These measures are not in accordance with, or an alternative for GAAP and may not be consistent with measures used by other companies. This should be considered supplemental data. The following table reconciles operating cash flow to operating cash flow excluding special items for the following periods:

2025 & 2024 ADJUSTED OPERATING CASH FLOW

	Years Ended	
In Millions	December 31, 2025	December 31, 2024
Operating Cash Flow	$3,621	$1,487
One-Time Items*	$45	$1,932
Adjusted Operating Cash Flow (excluding One-Time Items)	$3,666	$3,419

*   2025 one-time items include $45 million of net cash outflows related to one-time items not anticipated at the time performance targets were initially established, consisting of (1) tariff costs incurred but not yet recovered, (2) costs related to Accelera actions and (3) benefits from lower cash tax payments as a result of the One Big Beautiful Bill Act; 2024 one-time items include $1.918 billion of payments related to the Settlement Agreements and $14 million of cost related to the divestiture of Atmus

Adjusted Invested Capital

We define invested capital as total equity, less defined benefit postretirement plans, plus total short- and long-term debt as a non-GAAP measure which is used in our ROIC calculation discussed below. Additionally, adjusted invested capital* removes the impact of certain significant special items incurred during the year and consolidated debt that was transferred upon completion of the Atmus business divestiture, which we believe enables a more accurate comparison of the underlying operational performance of the business for our investors. The two metrics below differ by exclusion of one-time items for the purpose of the long-term incentive payout factor calculation. Please refer to the respective footnotes for more details.

2025-2022 ADJUSTED INVESTED CAPITAL – OPERATING

In Millions	December 31, 2025	December 31, 2024	December 31, 2023	December 31, 2022
Total equity	$13,408	$11,308	$9,904	$9,967
Less: Defined benefit postretirement plans	(912)	(843)	(848)	(427)
Equity used for ROIC calculation	14,320	12,151	10,752	10,394
Loans payable	313	356	280	210
Commercial paper	353	1,259	1,496	2,574
Current maturities of long-term debt	94	660	118	573
Long-term debt	6,792	4,784	4,802	4,498
Unadjusted Invested capital used for ROIC calculation	21,872	19,210	17,448	18,249
One-Time Items*	—	—	1,436	—
Adjusted Invested capital used for ROIC calculation (excluding one-time items)	$21,872	$19,210	$18,884	$18,249

*   2023 one-time items include $2.036 billion of cost related to the Settlement Agreements, less $600 million of consolidated debt that was transferred upon completion of the Atmus divestiture

2025-2022 ADJUSTED INVESTED CAPITAL – LONG-TERM INCENTIVE

In Millions	December 31, 2025	December 31, 2024	December 31, 2023	December 31, 2022
Total equity	$13,408	$11,308	$9,904	$9,967
Less: Defined benefit postretirement plans	(912)	(843)	(848)	(427)
Equity used for ROIC calculation	14,320	12,151	10,752	10,394
Loans payable	313	356	280	210
Commercial paper	353	1,259	1,496	2,574
Current maturities of long-term debt	94	660	118	573
Long-term debt	6,792	4,784	4,802	4,498
Unadjusted Invested capital used for ROIC calculation	21,872	19,210	17,448	18,249
One-Time Items*	—	—	1,436	(3,166)
Adjusted Invested capital used for ROIC calculation (excluding one-time items)	$21,872	$19,210	$18,884	$15,083

*   2023 one-time items include $2.036 billion of cost related to the Settlement Agreements, less $600 million of consolidated debt that was transferred upon completion of the Atmus divestiture; 2022 one-time items include $3.295 billion of debt associated with the acquisition of Meritor and $129 million of tax legislation impacts

ROIC

We define ROIC as a non-GAAP measure which assists investor in assessing our efficiency in allocating capital to profitable investments. Additionally, adjusted ROIC removes the impact of certain significant special items incurred during the year and consolidated debt that was transferred upon completion of the Atmus business divestiture, which we believe enables a more accurate comparison of the underlying operational performance of the business for our investors. We calculate ROIC as follows: Net Operating Profit After Taxes / Average Beginning and Ending Invested Capital. The elements of the calculation, Net Operating Profit after Tax and Invested Capital, are reconciled in the previous tables. The two metrics below differ by exclusion of one-time items for the purpose of the long-term incentive payout factor calculation. Please refer to the respective footnotes for more details.

	December 31, 2025	December 31, 2024	December 31, 2023
Unadjusted ROIC			
Net Operating Profit after Taxes	$3,202	$4,377	$1,035
Beginning – Unadjusted Invested capital used for ROIC calculation	19,210	17,448	18,249
Ending – Unadjusted Invested capital used for ROIC calculation	21,872	19,210	17,448
Unadjusted ROIC	16%	24%	6%
Adjusted ROIC – Operating			
Net operating profit after taxes excluding one-time items*	$3,667	$3,384	$3,201
Beginning – Adjusted Invested capital used for ROIC calculation	19,210	18,884	18,249
Ending – Adjusted Invested capital used for ROIC calculation**	21,872	19,210	18,884
Adjusted ROIC	18%	18%	17%
Adjusted ROIC – Long-Term Incentive			
Net operating profit after taxes excluding one-time items***	$3,667	$3,310	$2,907
Beginning – Adjusted Invested capital used for ROIC calculation	19,210	18,884	15,083
Ending – Adjusted Invested capital used for ROIC calculation****	21,872	19,210	18,884
Adjusted ROIC	18%	17%	17%

*   2025 one-time items include $455 million of cost related to Accelera charges; 2024 one-time items include $1.291 billion of net benefit related to the divestiture of Atmus, $296 million of cost related to the Accelera reorganization, and $22 million of restructuring expenses; 2023 one-time items include $1.966 billion of cost related to the Settlement Agreements, $77 million of cost related to the divestiture of Atmus, and $32 million of cost related to employee voluntary retirement and separation

**   2023 one-time items include $2.036 billion of cost related to the Settlement Agreements, less $600 million of consolidated debt that was transferred upon completion of the Atmus divestiture

***   2025 one-time items include $455 million of cost related to Accelera charges; 2024 one-time items include $1.336 billion of net benefit related to the divestiture of Atmus (including operating results), and $296 million of cost related to the Accelera reorganization; 2023 one-time items include $1.966 billion of cost related to the Settlement Agreements and $166 million of net benefit related to the divestiture of Atmus (including operating results)

****   2023 one-time items include $2.036 billion of cost related to the Settlement Agreements, less $600 million of consolidated debt that was transferred upon completion of the Atmus divestiture; 2022 one-time items include $3.295 billion of debt associated with the acquisition of Meritor and $129 million of tax legislation impacts

APPENDIX B

CUMMINS INC.
2026 OMNIBUS INCENTIVE PLAN

1.   Purpose and Effective Date.

(a)   *Purpose*.   The Cummins Inc. 2026 Omnibus Incentive Plan is designed to attract, retain, focus and motivate executives, other selected employees, directors and consultants and to link the interests of these individuals with the interests of the Company's shareholders over the longer term. The Plan will accomplish these objectives by offering the opportunity to acquire shares of the Company's common stock, receive monetary payments based on the value of such common stock or receive other incentive compensation on the terms that this Plan provides.

(b)   *Effective Date*.   The Plan will become effective on the date of the Company's 2026 annual meeting of shareholders (the "Effective Date"), contingent on shareholder approval on that date. If shareholders approve the Plan, the Cummins Inc. 2012 Omnibus Incentive Plan (the "Prior Plan") will terminate on the Effective Date and no new awards may be granted under the Prior Plan after the Effective Date; *provided* that the Prior Plan will continue to govern awards outstanding as of the Effective Date and such awards will continue in force and effect until terminated pursuant to their respective terms.

2.   Definitions.   Capitalized terms used in this Plan have the following meanings:

(a)   "Administrator" means the Committee; *provided* that, to the extent the Board has retained authority and responsibility as an Administrator of the Plan or delegated it to another committee of the Board as permitted by Section 3(b), the term "Administrator" shall also mean the Board or such other committee or, to the extent the Committee has delegated authority and responsibility as an Administrator of the Plan to one or more officers of the Company as permitted by Section 3(b), the term "Administrator" shall also mean such officer or officers.

(b)   "Affiliate" means "affiliate" as defined in Rule 12b-2 under the Exchange Act. Notwithstanding the foregoing, for purposes of determining those individuals to whom an Option or Stock Appreciation Right may be granted, the term "Affiliate" means any entity that, directly or through one or more intermediaries, is controlled by, controls, or is under common control with, the Company within the meaning of Code Section 414(b) or (c); *provided* that, in applying such provisions, the phrase "at least 20 percent" shall be used in place of "at least 80 percent" each place it appears therein.

(c)   "Award" means a grant of Options, Stock Appreciation Rights, Performance Shares, Performance Units, Restricted Stock, Restricted Stock Units, Shares, an Annual Incentive Award, a Long-Term Incentive Award, Dividend Equivalent Units or any other type of award permitted under the Plan.

(d)   "Award Agreement" means an agreement or other arrangement evidencing an Award, which may be written or electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

(e)   "Board" means the Board of Directors of the Company.

(f)   "Cause" means, except as otherwise determined by the Administrator and set forth in an Award Agreement: (i) if a Participant is subject to an employment, retention or similar agreement with the Company or an Affiliate that includes a definition of "Cause", such definition, and (ii) for all other Participants, (A) the willful and continued failure of the Participant to perform substantially the Participant's duties with the Company or one of its Affiliates (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Participant by the Board or the Chief Executive Officer of the Company which specifically identifies the manner in which the Board or Chief Executive Officer believes that the Participant has not substantially performed the Participant's duties, or (B) the Participant's conviction of (or plea of *nolo contendere* to) a felony.

(g)   "Change of Control" means the occurrence of any of the following:

(i)   there shall be consummated (A) any merger, consolidation, statutory share exchange or similar form of corporate transaction involving (x) the Company or (y) any of its Subsidiaries, but in the case of this clause (y) only if Company Voting

Securities (as defined below) are issued or issuable (each of the events referred to in this clause (A) being hereinafter referred to as a "Reorganization") or (B) the sale or other disposition of all or substantially all the assets of the Company to an entity that is not an Affiliate (a "Sale") if such Reorganization or Sale requires the approval of the Company's shareholders under the law of the Company's jurisdiction of organization (whether such approval is required for such Reorganization or Sale or for the issuance of securities of the Company in such Reorganization or Sale), unless, immediately following such Reorganization or Sale, all or substantially all the individuals and entities who were the "beneficial owners" (as such term is defined in Rule 13d-3 under the Exchange Act (or a successor rule thereto)) of the Company's shares or other securities eligible to vote for the election of the Board ("Company Voting Securities") outstanding immediately prior to the consummation of such Reorganization or Sale beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the corporation resulting from such Reorganization or Sale (including, without limitation, a corporation that as a result of such transaction owns the Company or all or substantially all the Company's assets either directly or through one or more subsidiaries) (the "Continuing Corporation") in substantially the same proportions as their ownership, immediately prior to the consummation of such Reorganization or Sale, of the outstanding Company Voting Securities (excluding any outstanding voting securities of the Continuing Corporation that such beneficial owners hold immediately following the consummation of the Reorganization or Sale as a result of their ownership prior to such consummation of voting securities of any company or other entity involved in or forming part of such Reorganization or Sale other than the Company);

(ii)   the shareholders of the Company shall approve any plan or proposal for the complete liquidation or dissolution of the Company;

(iii)   any "person" (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) (each a "Person"), other than (A) the Company, (B) a Subsidiary, (C) any employee benefit plan sponsored by the Company or an Affiliate or (D) a company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, shall become the beneficial owners (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise;

(iv)   at any time during a period of two (2) consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (the "Incumbent Directors") shall cease for any reason to constitute at least a majority thereof; *provided*, however, that any individual becoming a director subsequent to the first day of such period whose election, or nomination for election, by the Company's shareholders was approved by a vote of at least a majority of the Incumbent Directors shall be considered as though such individual were an Incumbent Director, but excluding, for purposes of this proviso, any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person, in each case other than the management of the Company or the Board; or

(v)   any other event shall occur that would be required to be reported in response to Item 6(e) (or any successor provision) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

Notwithstanding the foregoing, no "Change of Control" shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the holders of the Stock immediately prior to such transaction or series of transactions continue to own, directly or indirectly, in the same proportions as their ownership in the Company, an entity that owns all or substantially all of the assets or voting securities of the Company immediately following such transaction or series of transactions.

If an Award is considered deferred compensation subject to the provisions of Code Section 409A, then the definition of "Change of Control" applicable to such Award shall be amended and interpreted in a manner that allows the definition to satisfy the requirements of a change in control event under Code Section 409A solely for purposes of complying with the requirements of Code Section 409A.

(h)   "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes any successor provision and the regulations promulgated under such provision.

(i)   "Committee" means the Talent Management and Compensation Committee of the Board, or such other committee of the Board that is designated by the Board with the same or similar authority. The Committee shall consist only of non-employee directors to the extent necessary for the Plan to comply with Rule 16b-3 promulgated under the Exchange Act or any successor rule.

(j)   "Company" means Cummins Inc., an Indiana corporation, or any successor thereto.

(k)   "Director" means a member of the Board.

(l)   "Disability" has the meaning given in Code Section 22(e)(3), except as otherwise determined by the Administrator and set forth in an Award Agreement. The Administrator shall make the determination of Disability and may request such evidence of disability as it reasonably determines.

(m) "Dividend Equivalent Unit" means the right to receive a payment, in cash or Shares, equal to the cash dividends or other distributions paid with respect to a Share as described in Section 12.

(n)   "Exchange Act" means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act includes any successor provision and the regulations and rules promulgated under such provision.

(o)   "Fair Market Value" means, per Share on a particular date (except as otherwise determined by the Administrator using a method permitted by Treas. Reg. § 1.409A-1(b)(5)(iv)): (i) the last sales price on such date on the New York Stock Exchange, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale on that exchange; (ii) if the Shares are not listed on the New York Stock Exchange, but are traded on another national securities exchange or in an over-the-counter market, the last sales price (or, if there is no last sales price reported, the average of the closing bid and asked prices) for the Shares on the particular date, or on the last preceding date on which there was a sale of Shares on that exchange or market; or (iii) if the Shares are neither listed on a national securities exchange nor traded in an over-the-counter market, the price determined by the Administrator.

(p)   "Full-Value Award" means an Award of Restricted Stock, Restricted Stock Units payable in Shares, Performance Shares, Performance Units payable in Shares, and any other similar Award payable in Shares under which the value of the Award is measured as the full value of a Share, rather than the increase in the value of a Share.

(q)   "Incentive Award" means the right to receive a cash payment to the extent Performance Goals are achieved (or other requirements are met), and shall include "Annual Incentive Awards" as described in Section 10 and "Long-Term Incentive Awards" as described in Section 11.

(r)   "Non-Employee Director" means a Director who is not also an employee of the Company or its Subsidiaries.

(s)   "Option" means the right to purchase Shares at a stated price for a specified period of time.

(t)   "Participant" means an individual selected by the Administrator to receive an Award.

(u)   "Performance Goals" means any objective or subjective goals the Administrator establishes with respect to an Award. Performance goals may include one or more of the following with respect to the Company, any one or more of its Subsidiaries, Affiliates or other business units, any other units of the Company defined by the Administrator, or a Participant's individual performance: net sales; cost of sales; revenue; gross margin; gross income; net income; operating income; income from continuing operations; earnings (including before taxes, and/or interest and/or depreciation and amortization); earnings per share (including diluted earnings per share); price per share; cash flow; free cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; net operating profit; ratio of debt to debt plus equity; return on shareholder equity; return on equity; return on sales; return on capital; return on assets; return on average net assets; operating working capital; average accounts receivable; economic value added; customer satisfaction; operating margin; profit margin; sales performance; sales growth; sales quota attainment; new sales; cross/integrated sales; client engagement; client acquisition; internal revenue growth; client retention; total shareholder return metrics; or any other goals the Administrator may establish; or a combination of the foregoing. As to each Performance Goal, the relevant measurement of performance shall be computed in accordance with generally accepted accounting principles to the extent applicable, but, unless otherwise determined by the Administrator, will exclude the effects of the following: (i) charges for reorganizing and restructuring; (ii) discontinued operations; (iii) asset write-downs; (iv) gains or losses on the disposition of a business; (v) changes in tax or accounting principles, regulations or laws; (vi) mergers, acquisitions or dispositions; (vii) impacts on interest expense, preferred dividends and share dilution as a result of debt and capital transactions; and (viii) extraordinary, unusual and/or non-recurring items of income, expense, gain or loss, that, in case of each of the foregoing, the Company identifies in its publicly filed periodic or current reports, its audited financial statements, including notes to the financial statements, or the Management's Discussion and Analysis section of the Company's annual report. With respect to any Award the Administrator may establish Performance Goals and provide for other exclusions, specific adjustments or modifications not listed in this Plan.

(v)   "Performance Shares" means the right to receive Shares to the extent Performance Goals are achieved (or other requirements are met) as described in Section 9.

(w)   "Performance Unit" means the right to receive a payment and/or Shares valued in relation to a unit that has a designated dollar value or the value of which is equal to the Fair Market Value of one or more Shares, to the extent Performance Goals are achieved (or other requirements are met) as described in Section 9.

(x)   "Person" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, or any group of Persons acting in concert that would be considered "persons acting as a group" within the meaning of Treas. Reg. § 1.409A-3(i)(5).

(y)   "Plan" means this Cummins Inc. 2026 Omnibus Incentive Plan as may be amended or restated from time to time.

(z)   "Restricted Stock" means a Share that is subject to a risk of forfeiture or restrictions on transfer, or both a risk of forfeiture and restrictions on transfer, as described in Section 9.

(aa)   "Restricted Stock Unit" means the right to receive a payment and/or Shares equal to the Fair Market Value of one Share that is subject to a risk of forfeiture or restrictions on transfer, or both a risk of forfeiture and restrictions on transfer, as described in Section 9.

(bb)   "Retirement" means, except as otherwise determined by the Administrator and set forth in an Award Agreement, termination of employment or service with the Company and its Affiliates as a result of early or normal retirement in accordance with the terms of a retirement plan maintained by the Company or its Affiliates.

(cc)   "Section 16 Participants" means Participants who are subject to the provisions of Section 16 of the Exchange Act.

(dd)   "Share" means a share of Stock.

(ee)   "Stock" means the Common Stock of the Company, par value of $2.50 per share.

(ff)   "Stock Appreciation Right" means the right to receive cash, and/or Shares with a Fair Market Value, equal to the appreciation of the Fair Market Value of a Share during a specified period of time.

(gg)   "Subsidiary" means any corporation, limited liability company or other limited liability entity in an unbroken chain of entities beginning with the Company if each of the entities (other than the last entities in the chain) owns the stock or equity interest possessing more than fifty percent (50%) of the total combined voting power of all classes of stock or other equity interests in one of the other entities in the chain.

3.   Administration.

(a)   *Administration*.   In addition to the authority specifically granted to the Administrator in this Plan, the Administrator has full discretionary authority to administer this Plan, including but not limited to the authority to: (i) interpret the provisions of this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; (iii) correct any defect, supply any omission, or reconcile any inconsistency in any Award or agreement covering an Award in the manner and to the extent it deems desirable to carry this Plan into effect; (iv) interpret the provisions of this Plan and any Award Agreement; (v) grant waivers of terms, conditions, restrictions and limitations applicable to any Award or accelerate the vesting or exercisability of any Award, consistent with the terms of this Plan; and (vi) make all other determinations necessary or advisable for the administration of this Plan. The Administrator shall have no obligation to treat Participants or eligible Participants uniformly and the Administrator may make determinations under this Plan selectively among Participants. All Administrator determinations shall be made in the sole discretion of the Administrator and are final and binding on all interested parties.

(b)   *Delegation to Other Committees or Officers*.   To the extent applicable law permits, the Board may delegate to another committee of the Board, or the Committee may delegate to one or more officers of the Company, any or all of their respective authority and responsibility as an Administrator of the Plan; *provided* that no such delegation is permitted with respect to Stock-based Awards made to Section 16 Participants at the time any such delegated authority or responsibility is exercised unless the delegation is to another committee of the Board consisting entirely of non-employee directors. If the Board or the Committee has made such a delegation, then all references to the Administrator in this Plan include such other committee or one or more officers to the extent of such delegation.

(c)   *Indemnification*.   The Company will indemnify and hold harmless each member of the Board and the Committee, and each officer or member of any other committee to whom a delegation under Section 3(b) has been made, as to any acts or omissions, or determinations made, with respect to this Plan or any Award to the maximum extent that the law and the Company's by-laws permit.

4.   Eligibility.   The Administrator may designate any of the following as a Participant from time to time, to the extent of the Administrator's authority: any officer or other employee of the Company or its Affiliates; an individual that the Company or an Affiliate has engaged to become an officer or employee; a consultant who provides services to the Company or its Affiliates; or a Director, including a Non-Employee Director. The Administrator's granting of an Award to a Participant will not require the

Administrator to grant an Award to such individual at any future time. The Administrator's granting of a particular type of Award to a Participant will not require the Administrator to grant any other type of Award to such individual.

5.   Types of Awards; Assistance to Participants.   Subject to the terms of this Plan, the Administrator may grant any type of Award to any Participant it selects, but only employees of the Company or a Subsidiary (that qualifies under Code Section 422) may receive grants of incentive stock options within the meaning of Code Section 422. Awards may be granted alone or in addition to, in tandem with, or (subject to the prohibition on repricing set forth in Section 17(e)) in substitution for any other Award (or any other award granted under another plan of the Company or any Affiliate, including the plan of an acquired entity). On such terms and conditions as shall be approved by the Administrator, the Company or any Subsidiary may directly or indirectly lend money to any Participant or other person to accomplish the purposes of the Plan, including to assist such Participant or other person to acquire Shares upon the exercise of Options, provided that such lending is not permitted to the extent it would violate terms of the Sarbanes-Oxley Act of 2002 or any other law, regulation or other requirement applicable to the Company or any Subsidiary.

6.   Shares Reserved under this Plan.

(a)   *Plan Reserve*.   Subject to adjustment as provided in Section 19 and Section 6(b) and (c), as of the Effective Date, an aggregate of 4,600,000 Shares, plus the number of Shares available for issuance under the Prior Plan that had not been made subject to outstanding awards as of the Effective Date, plus the number of Shares described in Section 6(d), are reserved for issuance under this Plan (the "Share Reserve"). The Shares reserved for issuance may be either authorized and unissued Shares or shares reacquired at any time and now or hereafter held as treasury stock. On and after the Effective Date, the Share Reserve shall be depleted by the number of Shares, if any, that are subject to an Award as determined at the time of grant; provided that the Share Reserve shall be depleted by two Shares for each Share delivered in payment or settlement of a Full-Value Award. Notwithstanding the foregoing, the Company may issue only such number of Shares as is described in the first sentence of this Section 6(a) upon the exercise of incentive stock options. For purposes of determining the aggregate number of Shares reserved for issuance under this Plan, any fractional Share shall be rounded to the next highest full Share.

(b)   *Replenishment of Shares Under this Plan*.   If (i) an Award lapses, expires, terminates or is cancelled without the issuance of Shares under, or the payment of other compensation with respect to Shares covered by, the Award (whether due currently or on a deferred basis), (ii) it is determined during or at the conclusion of the term of an Award that all or some portion of the Shares with respect to which the Award was granted will not be issuable, or that other compensation with respect to the Shares covered by the Award will not be payable, on the basis that the conditions for such issuance will not be satisfied, (iii) Shares are forfeited under an Award or (iv) Shares are issued under any Award and the Company subsequently reacquires them pursuant to rights reserved upon the issuance of the Shares, then such Shares shall be recredited to the Plan's reserve and may again be used for new Awards under this Plan, but Shares recredited to the Plan's reserve pursuant to clause (iv) may not be issued pursuant to incentive stock options. In addition, Shares related to Awards, whether granted under this Plan or the Prior Plan, that at any time after the Effective Date are used to pay withholding taxes related to any outstanding Award other than an Option or Stock Appreciation Right shall be available again (or, with respect to awards other than Options or Stock Appreciation Rights granted under the Prior Plan, shall be added to the Shares available) for grant under this Plan.

(c)   *Prohibition of Certain Share Recycling*.   The following Shares subject to an Award shall not again be available for grant as described above, regardless of whether those Shares are actually issued or delivered to the Participant: (i) Shares tendered by the Participant or withheld by the Company or any Subsidiary in payment of the exercise price of an Option; (ii) Shares tendered by the Participant or withheld by the Company or any Subsidiary to satisfy a tax withholding obligation with respect to an Option or Stock Appreciation Right; and (iii) Shares that are repurchased by the Company with Option proceeds. Without limiting the foregoing, with respect to any Stock Appreciation Right that is settled in Shares, the full number of Shares subject to the Award shall count against the number of Shares available for Awards under the Plan regardless of the number of Shares used to settle the Stock Appreciation Right upon exercise.

(d)   *Addition of Shares from Prior Plan*.   After the Effective Date, if any Shares subject to awards granted under the Prior Plan would again become available for new grants under the terms of such plan if such plan were still in effect, then those Shares will be available for the purpose of granting Awards under this Plan, thereby increasing the number of Shares available for issuance under this Plan as determined under Section 6(a), including incentive stock options. Any such Shares will not be available for future awards under the terms of the Prior Plan.

(e)   *Award Limits*.   The aggregate grant date fair value (determined as of the applicable date(s) of grant in accordance with applicable financial accounting rules) of all Awards granted to any Non-Employee Director during any single calendar year, taken together with any cash fees paid to such person during such calendar year, in each case for service as a Director, shall not exceed seven hundred fifty thousand dollars ($750,000) (excluding Awards made pursuant to deferred compensation arrangements made in lieu of all or a portion of cash retainers and any dividends or Dividend Equivalent Units payable in respect of outstanding Awards).

7.   Options.   Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each Option, including but not limited to: (a) whether the Option is an "incentive stock option" which meets the requirements of Code Section 422, or a "nonqualified stock option" which does not meet the requirements of Code Section 422; (b) the grant date, which may not be any day prior to the date that the Administrator approves the grant; (c) the number of Shares subject to the Option; (d) the exercise price, which may not be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant; (e) the terms and conditions of vesting and exercise; and (f) the term, except that an Option must terminate no later than ten (10) years after the date of grant. In all other respects, the terms of any incentive stock option should comply with the provisions of Code Section 422 except to the extent the Administrator determines otherwise. Except to the extent Administrator determines otherwise, a Participant may exercise an Option in whole or part after the right to exercise the Option has accrued, provided that any partial exercise must be for one hundred (100) Shares or multiples thereof. If an Option that is intended to be an incentive stock option fails to meet the requirements thereof, the Option shall automatically be treated as a nonqualified stock option to the extent of such failure.

8.   Stock Appreciation Rights.   Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each Stock Appreciation Right, including but not limited to: (a) whether the Stock Appreciation Right is granted independently of an Option or relates to an Option; (b) the grant date, which may not be any day prior to the date that the Administrator approves the grant; (c) the number of Shares to which the Stock Appreciation Right relates; (d) the grant price, provided that the grant price shall not be less than the Fair Market Value of the Shares subject to the Stock Appreciation Right as determined on the date of grant; (e) the terms and conditions of exercise or maturity, including vesting; (f) the term, provided that a Stock Appreciation Right must terminate no later than ten (10) years after the date of grant; and (g) whether the Stock Appreciation Right will be settled in cash, Shares or a combination thereof. If a Stock Appreciation Right is granted in relation to an Option, then unless otherwise determined by the Administrator, the Stock Appreciation Right shall be exercisable or shall mature at the same time or times, on the same conditions and to the extent and in the proportion, that the related Option is exercisable and may be exercised or mature for all or part of the Shares subject to the related Option. Upon exercise of any number of Stock Appreciation Rights, the number of Shares subject to the related Option shall be reduced accordingly and such Option may not be exercised with respect to that number of Shares. The exercise of any number of Options that relate to a Stock Appreciation Right shall likewise result in an equivalent reduction in the number of Shares covered by the related Stock Appreciation Right.

9.   Performance and Stock Awards.   Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each award of Shares, Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units, including but not limited to: (a) the number of Shares and/or units to which such Award relates; (b) whether, as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period as the Administrator specifies; (c) whether the restrictions imposed on Restricted Stock or Restricted Stock Units shall lapse, and all or a portion of the Performance Goals subject to an Award shall be deemed achieved, upon a Participant's death, Disability or Retirement; (d) the length of the vesting and/or performance period and, if different, the date on which payment of the benefit provided under the Award will be made; (e) with respect to Performance Units, whether to measure the value of each unit in relation to a designated dollar value or the Fair Market Value of one or more Shares; (f) with respect to Restricted Stock Units and Performance Units, whether to settle such Awards in cash, in Shares (including Restricted Stock), or a combination thereof; and (g) whether an Award shall include the right to receive dividends or Dividend Equivalent Units *provided, however*, that no dividends or Dividend Equivalent Units shall be paid with respect to Performance Shares, Performance Share Units, or any other Award that is subject to Performance Goals until the relevant Performance Goals have been achieved.

10.   Annual Incentive Awards.   Subject to the terms of this Plan, the Administrator will determine all terms and conditions of an Annual Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, and the timing of payment, *provided* that the Administrator must require that payment of all or any portion of the amount subject to the Annual Incentive Award is contingent on the achievement of one or more Performance Goals during the period the Administrator specifies, although the Administrator may specify that all or a portion of the Performance Goals subject to an Award are deemed achieved upon a Participant's death, Disability or Retirement, or such other circumstances as the Administrator may specify.

11.   Long-Term Incentive Awards.   Subject to the terms of this Plan, the Administrator will determine all terms and conditions of a Long-Term Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, and the timing of payment, subject to the following: (a) the Administrator must require that payment of all or any portion of the amount subject to the Long-Term Incentive Award is contingent on the achievement of one or more Performance Goals during the period the Administrator specifies, although the Administrator may specify that all or a portion of the Performance Goals subject to an Award are deemed achieved upon a Participant's death, Disability or Retirement, or such other circumstances as the Administrator may specify; and (b) the performance period must relate to a period of more than one fiscal year of the Company.

12.   Dividends and Dividend Equivalent Units.

(a)   *Prohibitions*.   In no event may dividends or Dividend Equivalent Units be awarded with respect to Options, Stock Appreciation Rights or any other Award that is not a Full-Value Award. Notwithstanding anything to the contrary in this Plan, and for the avoidance of doubt, this Plan expressly prohibits the payment of dividends or Dividend Equivalent Units on unvested Awards for all equity Award types.

(b)   *Dividends*.   Restricted Stock will automatically be credited with dividends unless the Administrator determines otherwise. If cash dividends are paid while Restricted Stock is unvested, then such dividends will either, at the discretion of the Administrator, be (i) automatically reinvested as additional Shares of Restricted Stock that are subject to the same terms and conditions, including the risk of forfeiture, as the original grant of Restricted Stock, or (ii) paid in cash at the same time and to the same extent that the Restricted Stock vests. For clarity, in no event will dividends be distributed to a Participant unless, until and to the same extent as the underlying Restricted Stock vests.

(c)   *Dividend Equivalent Units*.   The Administrator may grant Dividend Equivalent Units only in tandem with Full-Value Awards, other than Restricted Stock. Dividend Equivalent Units will either, at the discretion of the Administrator, be (i) accumulated and paid, in cash or Shares in the Administrator's discretion, at the same time and to the same extent that the tandem Award vests or is earned or (ii) reinvested in additional units that are subject to the same terms and conditions (including vesting and forfeiture) as the tandem Award. For clarity, in no event will a Participant receive payment with respect to a Dividend Equivalent Unit unless, until and to the same extent as the tandem Award vests and is paid.

13.   **Other Stock-Based Awards.**   Subject to the terms of this Plan, the Administrator may grant to Participants other types of Awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, Shares, either alone or in addition to or in conjunction with other Awards, and payable in Stock or cash. Without limitation except as provided herein, such Award may include the issuance of shares of unrestricted Stock, which may be awarded in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, as a bonus, or upon the attainment of Performance Goals or otherwise, or rights to acquire Stock from the Company. The Administrator shall determine all terms and conditions of the Award, including but not limited to, the time or times at which such Awards shall be made, and the number of Shares to be granted pursuant to such Awards or to which such Award shall relate; *provided* that any Award that provides for purchase rights shall be priced at 100% of Fair Market Value on the date of the Award.

14.   **Minimum Vesting Period; Discretion to Accelerate.**

(a)   *Minimum Vesting Period*.   Notwithstanding anything herein to the contrary, all equity Awards granted under the Plan shall have a minimum vesting period of one year from the date of grant, provided that such minimum vesting period will not apply in connection with (i) a Change of Control as provided in Section 19, (ii) a Participant's termination due to death or Disability, (iii) a substitute award that does not reduce the vesting period of the award being replaced, or (iv) Awards with respect to up to 5% of the total number of Shares reserved pursuant to Section 6(a). For purposes of Awards granted to Non-Employee Directors, "one year" may mean the period of time from one annual shareholders meeting to the next annual shareholders meeting, provided that such period of time is not less than 50 weeks.

(b)   *Discretion to Accelerate*.   Notwithstanding Section 14(a), the Administrator may accelerate the vesting of an Award or deem an Award to be earned, in whole or in part, in the event of a Participant's retirement or termination without Cause or upon any other event as determined by the Administrator in its sole and absolute discretion.

15.   **Award Cancellation; Recoupment.**

(a)   *Unvested Awards Canceled Upon Termination*.   Subject to the provisions of Section 14, the Administrator shall set forth in the Award Agreement, at the time an Award is made, the effect of the termination of the Award holder's employment or service on such Award; provided that, if the Award Agreement does not otherwise provide, upon such termination of employment or service, all unvested Awards shall be canceled immediately.

(b)   *Termination for Cause*.   Notwithstanding the foregoing, if a Participant's employment or service is terminated for Cause, all Awards and grants of every type, whether or not then vested, shall terminate no later than the Participant's last day of employment or service, as applicable. The Administrator shall have discretion to waive the application of this Section 15(b) in whole or in part and to determine whether the event or conduct at issue constitutes Cause for termination. If, after a Participant's employment or service terminates for a reason other than Cause the Company determines that the Participant's employment or service could have been terminated for Cause had all facts been known at such time, then on the date of such determination any outstanding Awards shall terminate immediately and the Participant shall be required to disgorge to the Company any gains attributable to Awards that were outstanding at the time of the Participant's termination of employment or service.

(c)   *Compensation Recovery Policy*.   Any Award granted to a Participant and any Stock issued or cash paid pursuant to an Award, shall be subject to forfeiture, recovery or repayment pursuant to the terms of the Company's Compensation Recovery Policy and any other applicable recoupment or clawback policy maintained by the Company from time to time or similar requirement otherwise made applicable by law, regulation or listing standards to the Company.

(d)   *Set-Off and Other Remedies*.   To the extent that amounts are not immediately returned or paid to the Company as provided in this Section 15, the Company may, to the extent permitted by law, seek other remedies, including a set off of the amounts so payable to it against any amounts that may be owing from time to time by the Company or a Subsidiary to the Participant for any reason, including, without limitation, wages, or vacation pay or other benefits; *provided*, that, except to the extent permitted by Treasury Regulation Section 1.409A-3(j)(4), such offset shall not apply to amounts that are "deferred compensation" within the meaning of Code Section 409A.

16.   Transferability.   Awards are not transferable other than by will or the laws of descent and distribution, unless and to the extent the Administrator allows a Participant to: (a) designate in writing a beneficiary to exercise an Award or receive payment under an Award after the Participant's death; (b) transfer an Award to the former spouse of the Participant as required by a domestic relations order incident to a divorce; or (c) transfer an Award; *provided* that, with respect to this clause (c), the Participant may not receive consideration for such a transfer of an Award. No Award and no right under any such Award, may be pledged, attached or otherwise encumbered, and any purported pledge, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate.

17.   Termination and Amendment of Plan; Amendment, Modification or Cancellation of Awards.

(a)   *Term of Plan*.   Unless the Board earlier terminates this Plan pursuant to Section 17(b), this Plan will terminate on the earlier of (i) the date all Shares reserved for issuance have been issued or (ii) the tenth anniversary of the Effective Date.

(b)   *Termination and Amendment*.   The Board or the Administrator may amend, alter, suspend, discontinue or terminate this Plan at any time, subject to the following limitations:

(i)   the Board must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) action of the Board, (B) applicable corporate law, or (C) any other applicable law;

(ii)   shareholders must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, (C) the listing requirements of any principal securities exchange or market on which the Shares are then traded, or (D) any other applicable law; and

(iii)   shareholders must approve any of the following Plan amendments: (A) an amendment to materially increase the number of Shares specified in Section 6(a) (except as permitted by Section 19), or (B) an amendment that would diminish the protections afforded by Section 17(e).

(c)   *Amendment, Modification, Cancellation and Disgorgement of Awards*.

(i)   Except as provided in Section 17(e) and subject to the requirements of this Plan, the Administrator may modify, amend or cancel any Award, or waive any restrictions or conditions applicable to any Award or the exercise of the Award; *provided* that, except as otherwise provided in the Plan or the Award Agreement, any modification or amendment that materially diminishes the rights of the Participant, or the cancellation of the Award, shall be effective only if agreed to by the Participant or any other person(s) as may then have an interest in the Award, but the Administrator need not obtain Participant (or other interested party) consent for the modification, amendment or cancellation of an Award pursuant to the provisions of subsection (ii) or Section 19 or as follows: (A) to the extent the Administrator deems such action necessary to comply with any applicable law, the listing requirements of any principal securities exchange or market on which the Shares are then traded; (B) to the extent the Administrator deems necessary to preserve favorable accounting or tax treatment of any Award for the Company, or (C) to the extent the Administrator determines that such action does not materially and adversely affect the value of an Award or that such action is in the best interest of the affected Participant or any other person(s) as may then have an interest in the Award. In addition, except as provided in Section 17(e) and subject to the requirements of this Plan, the Administrator may modify or amend any Award granted to a Participant under the Prior Plan, or waive any restrictions or conditions applicable to any such Award, in order to reflect Award terms consistent with the permitted terms of Awards granted under this Plan regardless of the terms of the Prior Plan. Notwithstanding the foregoing, unless determined otherwise by the Administrator, any such amendment shall be made in a manner that will enable an Award intended to be exempt from Code Section 409A to continue to be so exempt, or to enable an Award intended to comply with Code Section 409A to continue to so comply.

(ii)   Notwithstanding anything to the contrary in an Award Agreement, the Administrator shall have full power and authority to terminate or cause the Participant to forfeit the Award, and require the Participant to disgorge to the Company any gains attributable to the Award, if the Participant engages in any action constituting, as determined by the Administrator in its discretion, a breach of any agreement between the Participant and the Company or an Affiliate concerning noncompetition, non-solicitation, confidentiality, trade secrets, intellectual property, non-disparagement or similar obligations.

(iii)   Unless the Award Agreement specifies otherwise, the Administrator may cancel any Award at any time if the Participant is not in compliance with all applicable provisions of the Award Agreement and the Plan.

(d)   *Survival of Authority and Awards*.   Notwithstanding the foregoing, the authority of the Board and the Administrator under this Section 17 and to otherwise administer the Plan will extend beyond the date of this Plan's termination. In addition, termination of this Plan will not affect the rights of Participants with respect to Awards previously granted to them, and all unexpired Awards will continue in force and effect after termination of this Plan except as they may lapse or be terminated by their own terms and conditions.

(e)   *Repricing and Backdating Prohibited*.   Notwithstanding anything in this Plan to the contrary, and except for the adjustments provided for in Section 19, neither the Administrator nor any other person may (i) amend the terms of outstanding Options or Stock Appreciation Rights to reduce the exercise price of such outstanding Options or Stock Appreciation Rights; (ii) cancel outstanding Options or Stock Appreciation Rights in exchange for Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights; or (iii) cancel outstanding Options or Stock Appreciation Rights with an exercise price above the current Share price in exchange for cash or other securities. In addition, the Administrator may not make a grant of an Option or Stock Appreciation Right with a grant date that is effective prior to the date the Administrator takes action to approve such Award.

(f)   *Foreign Participation*.   To assure the viability of Awards granted to Participants employed or residing in foreign countries, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Administrator may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Administrator approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country. In addition, all such supplements, amendments, restatements or alternative versions must comply with the provisions of Section 17(b)(ii).

(g)   *Code Section 409A*.   The provisions of Code Section 409A are incorporated herein by reference to the extent necessary for any Award that is subject to Code Section 409A to comply therewith.

18.   Taxes.

(a)   *Withholding*.   In the event the Company or an Affiliate of the Company is required to withhold any Federal, state or local taxes or other amounts in respect of any income recognized by a Participant as a result of the grant, vesting, payment or settlement of an Award or disposition of any Shares acquired under an Award, the Company may deduct (or require an Affiliate to deduct) from any payments of any kind otherwise due the Participant cash, or with the consent of the Administrator, Shares otherwise deliverable or vesting under an Award, to satisfy such tax obligations. Alternatively, the Company may require such Participant to pay to the Company, in cash, promptly on demand, or make other arrangements satisfactory to the Company regarding the payment to the Company of the aggregate amount of any such taxes and other amounts. If Shares are deliverable upon exercise or payment of an Award, the Administrator may permit a Participant to satisfy all or a portion of the Federal, state and local withholding tax obligations arising in connection with such Award by electing to (i) have the Company withhold Shares otherwise issuable under the Award, (ii) tender back Shares received in connection with such Award or (iii) deliver other previously owned Shares; *provided* that the amount to be withheld in Shares may not exceed the total maximum statutory tax rates associated with the transaction to the extent needed for the Company to avoid an accounting charge. If an election is provided, the election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as the Administrator requires. In any case, the Company may defer making payment or delivery under any Award if any such tax may be pending unless and until indemnified to its satisfaction.

(b)   *No Guarantee of Tax Treatment*.   Notwithstanding any provisions of the Plan, the Company does not guarantee to any Participant or any other Person with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, or (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any Affiliate be required to indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

(c)   *Participant Responsibilities*.   If a Participant disposes of Shares acquired through exercise of an incentive stock option within either (i) two years after the date the Option is granted or (ii) one year after the date the Option is exercised (i.e., in a disqualifying disposition), such Participant shall notify the Company within seven days of the date of such disqualifying disposition. In addition, if a Participant elects, under Code Section 83, to be taxed at the time an Award of Restricted Stock (or other property subject to such Code section) is made, rather than at the time the Award vests, such Participant shall notify the Company within seven days of the date the Participant makes such an election.

19.   Adjustment Provisions; Change of Control.

(a)   *Adjustment of Shares*.   If: (i) the Company shall at any time be involved in a merger or other transaction in which the Shares are changed or exchanged; (ii) the Company shall subdivide or combine the Shares or the Company shall declare a dividend payable in Shares, other securities (other than stock purchase rights issued pursuant to a shareholder rights agreement) or other property; (iii) the Company shall effect a cash dividend the amount of which, on a per Share basis, exceeds ten percent (10%) of the Fair Market Value of a Share at the time the dividend is declared, or the Company shall effect any other dividend or other distribution on the Shares in the form of cash, or a repurchase of Shares, that the Board determines by resolution is special or extraordinary in nature or that is in connection with a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Shares; or (iv) any other event shall occur, which, in the case of this clause (iv), in the judgment of the Administrator necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Administrator shall, in such manner as it may deem equitable to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, adjust as applicable: (A) the number and type of shares subject to this Plan (including the number and type of shares described in Sections 6(a), (b) and (d)) and which may after the event be made the subject of Awards; (B) the number and type of shares subject to outstanding Awards; (C) the grant, purchase, or exercise price with respect to any Award; and (D) the Performance Goals of an Award. In any such case, the Administrator may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Administrator effective at such time as the Administrator specifies (which may be the time such transaction or event is effective). However, in each case, with respect to Awards of incentive stock options, no such adjustment may be authorized to the extent that such authority would cause this Plan to violate Code Section 422(b). Further, the number of Shares subject to any Award payable or denominated in Shares must always be a whole number. In any event, previously granted Options or Stock Appreciation Rights are subject to only such adjustments as are necessary to maintain the relative proportionate interest the Options and Stock Appreciation Rights represented immediately prior to any such event and to preserve, without exceeding, the value of such Options or Stock Appreciation Rights.

Without limitation, in the event of any reorganization, merger, consolidation, combination or other similar corporate transaction or event, whether or not constituting a Change of Control (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Administrator may substitute, on an equitable basis as the Administrator determines, for each Share then subject to an Award and the Shares subject to this Plan (if the Plan will continue in effect), the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction.

Notwithstanding the foregoing, in the case of a stock dividend (other than a stock dividend declared in lieu of an ordinary cash dividend) or subdivision or combination of the Shares (including a reverse stock split), if no action is taken by the Administrator, adjustments contemplated by this subsection that are proportionate shall nevertheless automatically be made as of the date of such stock dividend or subdivision or combination of the Shares.

(b)   *Issuance or Assumption*.   Notwithstanding any other provision of this Plan, and without affecting the number of Shares otherwise reserved or available under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Administrator may authorize the issuance or assumption of awards under this Plan upon such terms and conditions as it may deem appropriate.

(c)   *Change of Control*.   If the Participant has in effect an employment, retention, change of control, severance or similar agreement with the Company or any Affiliate or is subject to a policy that discusses the effect of a Change of Control on the Participant's Awards, then such agreement or policy shall control. In all other cases, unless provided otherwise in an Award Agreement or by the Committee prior to the date of the Change of Control, in the event of a Change of Control:

(i)   If the purchaser, successor or surviving corporation (or parent thereof) (each, a "Successor") so agrees, some or all outstanding Awards shall be assumed, or replaced with the same type of award with similar terms and conditions, by the Successor in the Change of Control transaction. If applicable, each Award which is assumed by the Successor shall be appropriately adjusted, immediately after such Change of Control, to apply to the number and class of securities which would have been issuable to the Participant upon the consummation of such Change of Control had the Award been exercised, vested or earned immediately prior to such Change of Control, and other appropriate adjustments in the terms and conditions of the Award shall be made. Upon the termination of the Participant's employment with the Successor in connection with or within twenty-four (24) months following the Change of Control for any reason other than an involuntary termination by the Successor for cause or a voluntary termination by the Participant without good reason (as defined by the policies generally applicable to employees of the Successor), all of the Participant's Awards that are in effect as of the date of such termination shall be vested in full or deemed earned in full (assuming the maximum performance goals provided under such Award were met, if applicable) effective on the date of such termination.

(ii)   To the extent the Successor in the Change of Control transaction does not assume the Awards or issue replacement awards as provided in clause (i), then immediately prior to the date of the Change of Control all Awards that are then held by Participants shall be cancelled in exchange for the right to receive the following:

(A)   For each Option or Stock Appreciation Right, a cash payment equal to the excess of the Change of Control price of the Shares covered by the Option or Stock Appreciation Right that is so cancelled over the purchase or grant price of such Shares under the Award;

(B)   For each Share of Restricted Stock and each Restricted Stock Unit, the Change of Control price per Share in cash or such other consideration as the Company or the shareholders of the Company receive in such Change of Control;

(C)   For all Performance Shares and/or Performance Units that are earned but not yet paid, a cash payment equal to the value of the Performance Share and/or Performance Unit;

(D)   For all Performance Shares and Performance Units for which the performance period has not expired, a cash payment equal to the value of the Performance Share and/or Performance Unit calculated at the target performance level;

(E)   For all Annual and Long-Term Incentive Awards that are earned but not yet paid, a cash payment equal to the value of the Annual or Long-Term Incentive Award;

(F)   For all Annual and Long-Term Incentive Awards that are not yet earned, a cash payment equal to the amount that would have been due under such Award(s) if the Performance Goals (as measured at the time of the Change of Control) were to be achieved at the target level through the end of the performance period;

(G)   For all Dividend Equivalent Units, a cash payment equal to the value of the Dividend Equivalent Units as of the date of the Change of Control; and

(H)   For all other Awards, a cash payment based on the value of the Award as of the date of the Change of Control.

If the value of an Award is based on the Fair Market Value of a Share, Fair Market Value shall be deemed to mean the per share Change of Control price. The Administrator shall determine the per share Change of Control price paid or deemed paid in the Change of Control transaction.

(iii)   The payments in respect of cancelled Awards described in Section 19(c)(ii) shall be made as follows:

(A)   To the extent the payments are attributable (1) to Awards that were fully vested and earned as of the date of the Change of Control, or (2) to Options or Stock Appreciation Rights (regardless of whether they were vested or earned), the payments shall be made on the date of the Change of Control; and

(B)   To the extent the payments are attributable to Awards (other than Options or Stock Appreciation Rights) that were unvested or unearned as of the date of the Change of Control, the payments shall be made on the earlier of (1) thirty (30) days following the termination of the Participant's employment with the Successor in connection with or within twenty-four (24) months following the Change of Control for any reason other than an involuntary termination by the Successor for cause or a voluntary termination by the Participant without good reason (as defined by the policies generally applicable to employees of the Successor) or (2) the date the Awards would have become vested had they continued in effect or the last day of the performance period, as applicable.

(iv)   Notwithstanding anything to the contrary in this Section 19(c), (A) any payment in respect of cancelled Awards (other than Options or Stock Appreciation Rights) that were unvested or unearned as of the date of the Change of Control shall be forfeited if the Participant's employment with the Successor is terminated involuntarily by the Successor for cause or voluntarily by the Participant without good reason (as defined by the policies generally applicable to employees of the Successor) prior to the payment date; and (B) the terms of any Awards that are subject to Code Section 409A shall govern the treatment of such Awards upon a Change of Control, and the terms of this Section 19(c) shall not apply, to the extent required for such Awards to remain compliant with Code Section 409A, as applicable.

(d)   *Application of Limits on Payments*.

(i)   *Determination of Cap or Payment*.   Notwithstanding any other provision of this Plan to the contrary, if any payments or benefits paid by the Company pursuant to this Plan, including any accelerated vesting or similar provisions ("Plan Payments"), would cause some or all of the Plan Payments or any other payments made to or benefits received by a Participant in connection with a Change of Control (such payments or benefits, together with the Plan Payments, the "Total Payments") to be subject to the tax ("Excise Tax") imposed by Code Section 4999 but for this Section 19(d), then the Total Payments shall be delivered either (A) in full or (B) in an amount such that the value of the aggregate Total Payments that the Participant is entitled to receive shall be One Dollar ($1.00) less than the maximum amount that the Participant may receive without being subject to the Excise Tax, whichever of (A) or (B) results in the receipt by the Participant of the greatest benefit on an after-tax basis (taking into account applicable federal, state and local income taxes and the Excise Tax).

(ii)   *Procedures*.

(A)   If a Participant or the Company believes that a payment or benefit due the Participant will result in some or all of the Total Payments being subject to the Excise Tax, then the Company, at its expense, shall obtain the opinion (which need not be unqualified) of nationally recognized tax counsel ("National Tax Counsel") selected by the Company (which may be regular outside counsel to the Company), which opinion sets forth (1) the amount of the Base Period Income (as defined below), (2) the amount and present value of the Total Payments, (3) the amount and present value of any excess parachute payments determined without regard to any reduction of Total Payments pursuant to Section 19(d)(i), and (4) the net after-tax proceeds to the Participant, taking into account applicable federal, state and local income taxes and the Excise Tax if (x) the Total Payments were delivered in accordance with Section 19(d)(i)(A) or (y) the Total Payments were delivered in accordance with Section 19(d)(i)(B). The opinion of National Tax Counsel shall be addressed to the Company and the Participant and shall be binding upon the Company and the Participant. If such National Tax Counsel opinion determines that Section 19(d)(i)(B) applies, then the Plan Payments or any other payment or benefit determined by such counsel to be includable in the Total Payments shall be reduced or eliminated so that under the bases of calculations set forth in such opinion there will be no excess parachute payment. In such event, payments or benefits included in the Total Payments shall be reduced or eliminated by applying the following principles, in order: (1) the payment or benefit with the higher ratio of the parachute payment value to present economic value (determined using reasonable actuarial assumptions) shall be reduced or eliminated before a payment or benefit with a lower ratio; (2) the payment or benefit with the later possible payment date shall be reduced or eliminated before a payment or benefit with an earlier payment date; and (3) cash payments shall be reduced prior to non-cash benefits; *provided* that if the foregoing order of reduction or elimination would violate Code Section 409A, then the reduction shall be made pro rata among the payments or benefits included in the Total Payments (on the basis of the relative present value of the parachute payments).

(B)   For purposes of this Section 19: (1) the terms "excess parachute payment" and "parachute payments" shall have the meanings given in Code Section 280G and such "parachute payments" shall be valued as provided therein; (2) present value shall be calculated in accordance with Code Section 280G(d)(4); (3) the term "Base Period Income" means an amount equal to the Participant's "annualized includible compensation for the base period" as defined in Code Section 280G(d)(1); (4) for purposes of the opinion of National Tax Counsel, the value of any noncash benefits or any deferred payment or benefit shall be determined by the Company's independent auditors in accordance with the principles of Code Sections 280G(d)(3) and (4); and (5) the Participant shall be deemed to pay federal income tax and employment taxes at the highest marginal rate of federal income and employment taxation, and state and local income taxes at the highest marginal rate of taxation in the state or locality of the Participant's domicile, net of the maximum reduction in federal income taxes that may be obtained from the deduction of such state and local taxes.

(C)   If National Tax Counsel so requests in connection with the opinion required by this Section 19(d)(ii), the Company shall obtain, at the Company's expense, and the National Tax Counsel may rely on, the advice of a firm of recognized executive compensation consultants as to the reasonableness of any item of compensation to be received by the Participant solely with respect to its status under Code Section 280G.

(D)   The Company agrees to bear all costs associated with, and to indemnify and hold harmless the National Tax Counsel from, any and all claims, damages and expenses resulting from or relating to its determinations pursuant to this Section 19, except for claims, damages or expenses resulting from the gross negligence or willful misconduct of such firm.

(E)   This Section 19 shall be amended to comply with any amendment or successor provision to Code Section 280G or Code Section 4999. If such provisions are repealed without successor, then this Section 19 shall be cancelled without further effect.

20.   Miscellaneous.

(a)   *Other Terms and Conditions*.   The grant of any Award may also be subject to other provisions (whether or not applicable to the Award granted to any other Participant) as the Administrator determines appropriate, including, without limitation, provisions for:

(i)   one or more means to enable Participants to defer the delivery of Shares or recognition of taxable income relating to Awards or cash payments derived from the Awards on such terms and conditions as the Administrator determines, including, by way of example, the form and manner of the deferral election, the treatment of dividends paid on the Shares during the deferral period or a means for providing a return to a Participant on amounts deferred, and the permitted distribution dates or events (provided that no such deferral means may result in an increase in the number of Shares issuable under this Plan);

(ii) the payment of the purchase price of Options by (1) delivery of cash or other Shares or other securities of the Company (including by attestation) having a then Fair Market Value equal to the purchase price of such Shares, (2) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Shares and deliver the sale or margin loan proceeds directly to the Company to pay for the exercise price, (3) by surrendering the right to receive Shares otherwise deliverable to the Participant upon exercise of the Award having a Fair Market Value at the time of exercise equal to the total exercise price, or (4) by any combination of (1), (2) and/or (3);

(iii) restrictions on resale or other disposition of Shares; and

(iv) compliance with federal or state securities laws and stock exchange requirements.

(b) *Employment and Service*. The issuance of an Award shall not confer upon a Participant any right with respect to continued employment or service with the Company or any Affiliate, or the right to continue as a Director. Unless determined otherwise by the Administrator, for purposes of the Plan and all Awards, the following rules shall apply:

(i) a Participant who transfers employment between the Company and its Affiliates, or between Affiliates, will not be considered to have terminated employment;

(ii) a Participant who ceases to be a Non-Employee Director because he or she becomes an employee of the Company or an Affiliate shall not be considered to have ceased service as a Director with respect to any Award until such Participant's termination of employment with the Company and its Affiliates;

(iii) a Participant who ceases to be employed by the Company or an Affiliate and immediately thereafter becomes a Non-Employee Director, a non-employee director of an Affiliate, or a consultant to the Company or any Affiliate shall not be considered to have terminated employment until such Participant's service as a director of, or consultant to, the Company and its Affiliates has ceased; and

(iv) a Participant employed by an Affiliate will be considered to have terminated employment when such entity ceases to be an Affiliate.

Notwithstanding the foregoing, for purposes of an Award that is subject to Code Section 409A, if a Participant's termination of employment or service triggers the payment of compensation under such Award, then the Participant will be deemed to have terminated employment or service upon his or her "separation from service" within the meaning of Code Section 409A. Notwithstanding any other provision in this Plan or an Award to the contrary, if any Participant is a "specified employee" within the meaning of Code Section 409A as of the date of his or her "separation from service" within the meaning of Code Section 409A, then, to the extent required by Code Section 409A, any payment made to the Participant on account of such separation from service shall not be made before a date that is six months after the date of the separation from service.

(c) *No Fractional Shares*. No fractional Shares or other securities may be issued or delivered pursuant to this Plan, and the Administrator may determine whether cash, other securities or other property will be paid or transferred in lieu of any fractional Shares or other securities, or whether such fractional Shares or other securities or any rights to fractional Shares or other securities will be canceled, terminated or otherwise eliminated.

(d) *Unfunded Plan; Awards Not Includable for Benefits Purposes*. This Plan is unfunded and does not create, and should not be construed to create, a trust or separate fund with respect to this Plan's benefits. This Plan does not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any person holds any rights by virtue of an Award granted under this Plan, such rights are no greater than the rights of the Company's general unsecured creditors. Income recognized by a Participant pursuant to an Award shall not be included in the determination of benefits under any employee pension benefit plan (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) or group insurance or other benefit plans applicable to the Participant which are maintained by the Company or any Affiliate, except as may be provided under the terms of such plans or determined by resolution of the Board.

(e) *Requirements of Law and Securities Exchange; Restrictive Legends*. The granting of Awards and the issuance of Shares in connection with an Award are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any other provision of this Plan or any award agreement, the Company has no liability to deliver any Shares under this Plan or make any payment unless such delivery or payment would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity, and unless and until the Participant has taken all actions required by the Company in connection therewith. The Company may impose such restrictions on any Shares issued under the Plan as the Company determines necessary or desirable to comply with all applicable laws, rules and regulations or the requirements of any national securities exchanges. All Shares delivered (whether in certificated or book entry form) pursuant to any Award or the exercise thereof shall bear such legends or be subject to such stop transfer orders as the Administrator may deem advisable under the Plan or under applicable laws, rules or regulations or the requirements of any national securities exchange.

(f)   *Governing Law*.   This Plan, and all agreements under this Plan, will be construed in accordance with and governed by the laws of the State of Indiana, without reference to any conflict of law principles. Any legal action or proceeding with respect to this Plan, any Award or any award agreement, or for recognition and enforcement of any judgment in respect of this Plan, any Award or any award agreement, may only be heard in a "bench" trial, and any party to such action or proceeding shall agree to waive its right to a jury trial.

(g)   *Limitations on Actions*.   Any legal action or proceeding with respect to this Plan, any Award or any award agreement, must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint. Nothing in this Plan, express or implied, including any provision requiring or permitting the Board to take (or refrain from taking) any action or making any determination, shall be deemed to limit or eliminate the fiduciary duties of the Board under applicable law.

(h)   *Construction*.   Whenever any words are used herein in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are used in the singular or plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply. Title of sections are for general information only, and this Plan is not to be construed with reference to such titles.

(i)   *Severability*.   If any provision of this Plan or any award agreement or any Award (a) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or (b) would disqualify this Plan, any award agreement or any Award under any law the Administrator deems applicable, then such provision should be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of this Plan, award agreement or Award, then such provision should be stricken as to such jurisdiction, person or Award, and the remainder of this Plan, such award agreement and such Award will remain in full force and effect.

[This page intentionally left blank]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025
Commission File Number 1-4949

CUMMINS INC.

Indiana	**35-0257090**
(State of Incorporation)	(IRS Employer Identification No.)

500 Jackson Street
Box 3005
Columbus, Indiana 47202-3005
(Address of principal executive offices)

Telephone (812) 377-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $2.50 par value	CMI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates was approximately $45.1 billion at June 30, 2025. This value includes all shares of the registrant's common stock, except for treasury shares.

As of January 31, 2026, there were 138,165,463 shares outstanding of $2.50 par value common stock.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement for its 2026 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission on Schedule 14A within 120 days after the end of 2025, will be incorporated by reference in Part III of this Form 10-K to the extent indicated therein upon such filing.

CUMMINS INC. AND SUBSIDIARIES
TABLE OF CONTENTS

Cummins Inc. and its consolidated subsidiaries are hereinafter sometimes referred to as "Cummins," "we," "our," or "us."

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain parts of this annual report contain forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those that are based on current expectations, estimates and projections about the industries in which we operate and management's beliefs and assumptions. Forward-looking statements are generally accompanied by words such as "anticipates," "expects," "forecasts," "intends," "plans," "believes," "seeks," "estimates," "could," "should," "may" or words of similar meaning. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which we refer to as "future factors," which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some future factors that could cause our results to differ materially from the results discussed in such forward-looking statements are discussed below and shareholders, potential investors and other readers are urged to consider these future factors carefully in evaluating forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Future factors that could affect the outcome of forward-looking statements include the following:

GOVERNMENT REGULATION

- any adverse consequences resulting from entering into agreements with the U.S. Environmental Protection Agency (EPA), California Air Resources Board (CARB), the Environmental and Natural Resources Division of the U.S. Department of Justice (DOJ) and the California Attorney General's Office to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S., which became final and effective in April 2024, (collectively, the Settlement Agreements), including required additional mitigation projects, adverse reputational impacts and potential resulting legal actions;

- increased scrutiny from regulatory agencies, as well as unpredictability in the adoption, implementation and enforcement of emission standards around the world;

- evolving environmental and climate change legislation and regulatory initiatives;

- any adverse consequences from changes in tariffs and other trade disruptions;

- changes in international, national and regional trade laws, regulations and policies;

- emissions deregulation;

- changes in taxation;

- global legal and ethical compliance costs and risks;

- future bans or limitations on the use of diesel-powered products;

BUSINESS CONDITIONS / DISRUPTIONS

- raw material, transportation and labor price fluctuations and supply shortages;

- aligning our capacity and production with our demand;

- the actions of, and income from, joint ventures and other investees that we do not directly control;

- large truck manufacturers' and original equipment manufacturers' customers discontinuing outsourcing their engine supply needs or experiencing financial distress, or change in control;

PRODUCTS AND TECHNOLOGY

- product recalls;

- variability in material and commodity costs;

- the development of new technologies that reduce demand for our current products and services or not successfully developing new technologies and products to effectively address the energy transition;

- lower than expected acceptance of new or existing products or services;

- product liability claims;

- our sales mix of products;

GENERAL

- climate change, global warming, more stringent climate change regulations, accords, mitigation efforts, greenhouse gas regulations or other legislation designed to address climate change;

- our plan to reposition our portfolio of product offerings through exploration of strategic acquisitions, divestitures or exiting the production of certain product lines or product categories and related uncertainties of such decisions;

- increasing interest rates;

- challenging markets for talent and ability to attract, develop and retain key personnel;

- exposure to potential security breaches or other disruptions to our information technology (IT) environment and data security;

- the use of artificial intelligence (AI) in our business and in our products, services and features, and challenges with properly managing its use;

- political, economic and other risks from operations among, between and within numerous countries including political, economic and social uncertainty and the evolving globalization of our business;

- competitor activity;

- increasing competition, including increased global competition among our customers in emerging markets;

- failure to meet sustainability expectations or standards, or achieve our sustainability goals;

- labor relations or work stoppages;

- foreign currency exchange rate changes;

- the performance of our pension plan assets and volatility of discount rates;

- the price and availability of energy;

- continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support our future business; and

- other risk factors described in Item 1A. under the caption "Risk Factors."

Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this annual report and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1.   Business

OVERVIEW

We were founded in 1919 as Cummins Engine Company, a corporation in Columbus, Indiana, and one of the first diesel engine manufacturers. In 2001, we changed our name to Cummins Inc. We are a global power leader committed to powering a more prosperous world. Since 1919, we have delivered innovative solutions that move people, goods and economies forward. Our five reportable segments - Engine, Components, Distribution, Power Systems and Accelera - offer a broad portfolio, including advanced diesel, electric and hybrid powertrains; integrated power generation systems; critical components such as aftertreatment, turbochargers, fuel systems, controls, transmissions, axles and brakes; and zero emissions technologies like battery and electric powertrain systems. With a global footprint, deep technical expertise and an extensive service network, we deliver dependable, cutting-edge solutions tailored to our customers' needs, supporting them through the energy transition with our Destination Zero strategy. We sell our products to original equipment manufacturers (OEMs), distributors, dealers and other customers worldwide. We serve our customers through a service network of approximately 640 wholly-owned, joint venture and independent distributor locations and more than 13,000 Cummins certified dealer locations in approximately 190 countries and territories.

Divestiture of Atmus

On March 18, 2024, we completed the divestiture of our remaining 80.5 percent ownership of Atmus Filtration Technologies Inc. (Atmus) common stock through a tax-free split-off. The exchange resulted in a reduction of shares of our common stock outstanding by 5.6 million shares and a gain of approximately $1.3 billion. See NOTE 21, "ATMUS DIVESTITURE," to our *Consolidated Financial Statements* for additional information.

Settlement Agreements

In December 2023, we announced that we reached an agreement in principle with the EPA, CARB, the DOJ and the California Attorney General's Office to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S., which became final and effective in April 2024 (collectively, the Settlement Agreements). In the second quarter of 2024, we made $1.9 billion of payments required by the Settlement Agreements. See NOTE 14, "COMMITMENTS AND CONTINGENCIES," to our *Consolidated Financial Statements* for additional information.

REPORTABLE SEGMENTS

We have five complementary reportable segments: Engine, Components, Distribution, Power Systems and Accelera. These segments share technology, customers, strategic partners, brand recognition and our distribution network in order to compete more efficiently and effectively in their respective markets. In each of our reportable segments, we compete worldwide with a number of other manufacturers and distributors that produce and sell similar products. Our products primarily compete on the basis of performance, price, total cost of ownership, fuel economy, emissions compliance, speed of delivery, quality and customer support.

We use segment earnings or losses before interest expense, income taxes, depreciation and amortization and noncontrolling interests (EBITDA) as the basis for the Chief Operating Decision Maker to evaluate the performance of each of our reportable segments. We believe EBITDA is a useful measure of our operating performance as it assists investors and debt holders in comparing our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. See NOTE 24, "REPORTABLE SEGMENTS," to our *Consolidated Financial Statements* for additional information and a reconciliation of our segment information to the corresponding amounts in our *Consolidated Statements of Net Income*.

Engine Segment

Engine segment sales and EBITDA as a percentage of consolidated results were:

	Years ended December 31,		
	2025	2024	2023
Percent of consolidated net sales [1]	**26 %**	28 %	28 %
Percent of consolidated EBITDA [1]	**26 %**	33 %	32 %

[1] Measured before intersegment eliminations

The Engine segment manufactures and markets a broad range of diesel, natural gas and gasoline-powered engines under the Cummins brand name, as well as certain customer brand names, for the heavy-duty truck, medium-duty truck and bus, light-duty automotive and off-highway markets. We manufacture a wide variety of engine products including:

- Engines with a displacement range of 2.8 to 15 liters and horsepower ranging from 48 to 715; and

- New and remanufactured parts and engines, which are sold and serviced primarily through our extensive distribution network.

The Engine segment is organized by engine displacement size and serves these end-user markets:

- **Heavy-duty truck -** We manufacture diesel and natural gas engines that range from 310 to 615 horsepower serving global heavy-duty truck customers worldwide, primarily in North America, China and Australia.

- **Medium-duty truck and bus -** We manufacture diesel, natural gas and gasoline engines ranging from 130 to 450 horsepower serving medium-duty truck and bus customers worldwide, with key markets including North America, Europe, Latin America, China, Australia and India. Applications include pick-up, delivery, emergency vehicles, regional haul and vocational trucks and school, transit and shuttle buses. We also provide diesel engines for Class A motor homes (RVs), primarily in North America.

- **Light-duty automotive (pick-up and light commercial vehicle (LCV)) -** We manufacture 105 to 430 horsepower diesel engines, including engines for the pick-up truck market for Stellantis N.V. (Stellantis) in North America and LCV markets in Latin America and China.

- **Off-highway (industrial engines) -** We manufacture diesel engines that range from 48 to 715 horsepower serving key global markets including construction, agriculture, mining, marine, rail, oil and gas and defense as well as the power generation business for standby, mobile and distributed power generation solutions throughout the world.

The principal customers of our heavy-duty truck engines include truck manufacturers such as PACCAR Inc. (PACCAR), Traton Group (Traton) and Daimler Trucks AG (Daimler). The principal customers of our medium-duty truck and bus engines include truck manufacturers such as Daimler, Traton and PACCAR. The principal customers of our light-duty automotive engines are Stellantis, Anhui Jianghuai Automobile Group Co., Ltd., Volkswagen Caminhões e Ônibus and China National Heavy Duty Truck Group. We sell our industrial engines to manufacturers of construction and agricultural equipment including Hyundai Heavy Industries, Komatsu Ltd. (Komatsu), J.C. Bamford Excavators Ltd., Zoomlion Heavy Industry Science & Technology Co., Ltd, Xuzhou Construction Machinery Group, Guangxi LiuGong Machinery Co., Ltd, JLG Industries, Inc. and SANY Heavy Industry Co., Ltd.

In the Engine segment, our competitors vary from country to country, with local manufacturers generally predominant in each geography. Other independent engine manufacturers include Weichai Power Co., Ltd., Yuchai and Deutz AG. Truck OEMs may also elect to produce their own engines, and we must provide competitive products to win and keep their business. Truck OEMs that currently produce some or all of their own engines include Daimler, PACCAR, Traton, Volvo Powertrain, Ford Motor Company, China First Auto Works, Dongfeng Motor Corporation, CNH Industrial and Isuzu.

Components Segment

Components segment sales and EBITDA as a percentage of consolidated results were:

	Years ended December 31,		
	2025	**2024**	**2023**
Percent of consolidated net sales [(1)]	**25 %**	28 %	32 %
Percent of consolidated EBITDA [(1)]	**26 %**	32 %	36 %

[(1)] Measured before intersegment eliminations

The Components segment designs, manufactures and supplies products which complement the Engine and Power Systems segments, including drivetrain and braking systems for commercial diesel, gasoline and natural gas applications, aftertreatment systems, turbochargers, fuel systems, valvetrain technologies, automated transmissions and electronics. We design and develop these products and systems to meet increasingly stringent emission and fuel economy standards.

The Components segment is organized around the following businesses:

- **Drivetrain and braking systems -** We design, manufacture and supply drivetrain systems, including axles, drivelines, brakes and suspension systems primarily for commercial vehicle and industrial applications. We also market and sell on-highway, off-highway and other products principally for OEM dealers and other independent distributors and service garages within the aftermarket industry. We primarily serve markets in North America, Europe, South America, Asia Pacific, China and India.

- **Emission solutions -** We design, manufacture and integrate aftertreatment technology and solutions for the commercial on- and off-highway light-duty, medium-duty, heavy-duty and high-horsepower engine markets. Aftertreatment is the mechanism used to convert engine emissions of criteria pollutants, such as particulate matter, nitrogen oxides (NOx), carbon monoxide and unburned hydrocarbons into harmless emissions. Our products include custom engineering systems and integrated controls, oxidation catalysts, particulate filters, selective catalytic reduction systems and engineered components, including dosers. Our emission solutions business primarily serves markets in North America, Europe, China, India, Brazil and Asia Pacific. We serve both OEM first fit and retrofit customers.

- **Components and software -** We design, manufacture and market turbocharger, fuel system and valvetrain technologies for light-duty, medium-duty, heavy-duty and high-horsepower markets. We also design, develop and supply electronic control modules, sensors and supporting software for on-highway, off-highway and power generation applications. We primarily serve markets in North America, China, Europe and India.

- **Automated transmissions -** We develop and supply automated transmissions for the heavy-duty commercial vehicle market. Automated transmissions include automated manual transmissions and automatic transmissions for internal combustion engines. The Eaton Cummins Automated Transmission Technologies (ECJV) joint venture is a consolidated 50/50 joint venture between Cummins Inc. and Eaton Corporation plc. and serves markets in North America and China.

- **Atmus -** On March 18, 2024, we completed the divestiture of our remaining 80.5 percent ownership of Atmus common stock through a tax-free split-off. See NOTE 21, "ATMUS DIVESTITURE," to our *Consolidated Financial Statements* for additional information.

Customers of the Components segment generally include the Engine, Distribution, Power Systems and Accelera segments, joint ventures including Tata Cummins Ltd., Dongfeng Cummins Engine Co., Ltd. and Beijing Foton Cummins Engine Co., Ltd., truck manufacturers and other OEMs, many of which are also customers of the Engine segment, such as PACCAR, Daimler, AB Volvo, Traton, Stellantis and other manufacturers that use our components in their product platforms.

The Components segment competes with other manufacturers of aftertreatment systems, turbochargers, fuel systems, drivetrain systems and transmissions. Our primary competitors in these markets include Robert Bosch GmbH, Garrett Motion, Inc., Borg-Warner Inc., Tenneco Inc., Eberspacher Holding GmbH & Co. KG, Allison Transmission, Knorr-Bremse AG and ZF Friedrichshafen AG.

Distribution Segment

Distribution segment sales and EBITDA as a percentage of consolidated results were:

	Years ended December 31,		
	2025	**2024**	**2023**
Percent of consolidated net sales [1]	**30 %**	27 %	25 %
Percent of consolidated EBITDA [1]	**34 %**	27 %	24 %

[1] Measured before intersegment eliminations

The Distribution segment is our primary sales, service and support channel. The segment serves our customers and certified dealers through a worldwide network of wholly-owned, joint venture and independent distribution locations. Wholly-owned locations operate and serve markets in the seven geographic regions noted below. Joint venture locations serve markets in South America, Southeast Asia, Middle East and India while independent distribution locations serve markets in these and other geographies.

Distribution's mission encompasses the sale and support of a wide range of products and services, including power generation systems, high-horsepower engines, heavy-duty and medium-duty engines designed for on- and off-highway use, application engineering services, custom-designed assemblies, retail and wholesale aftermarket parts and in-shop and field-based repair services. We also provide selected sales and aftermarket support for the Accelera business. Our familiarity with a wide range of market applications allows us to tailor sales, service and support to meet customer-specific needs.

The Distribution segment is organized and managed as seven geographic regions, including North America, Europe, Asia Pacific, China, India, Latin America and Africa and Middle East. Across these regions, our locations compete with distributors or dealers that offer similar products. In many cases, these competing distributors or dealers are owned by, or affiliated with the companies that are listed as competitors of the Engine, Components or Power Systems segments. These competitors vary by geographical location and application market.

Power Systems Segment

Power Systems segment sales and EBITDA as a percentage of consolidated results were:

	Years ended December 31,		
	2025	**2024**	**2023**
Percent of consolidated net sales [1]	**18 %**	16 %	14 %
Percent of consolidated EBITDA [1]	**31 %**	23 %	16 %

[1] Measured before intersegment eliminations

The Power Systems segment is organized around the following product lines:

- **Power generation -** We are a global OEM offering standby and prime power generators ranging from 2 kilowatts to 3.5 megawatts, as well as controls, paralleling systems and transfer switches, for customers with data center, consumer, commercial, industrial, health care, prime rental fleet and defense applications. We also provide turnkey solutions for distributed generation and energy management applications using diesel, natural gas, battery energy storage systems and newer alternative sustainable fuels such as hydrotreated vegetable oil and renewable natural gas.

- **Industrial -** We design, manufacture, sell and support diesel and natural gas high-speed, high-horsepower engines up to 4,400 horsepower for a wide variety of equipment in mining, oil and gas, marine, rail and defense applications throughout the world.

- **Generator technologies -** We design, manufacture, sell and support A/C generator/alternator products and components for internal consumption and for external generator set assemblers. Our alternator products are sold under the Stamford and AVK brands and range in output from 7.5 kilovolt-amperes (kVA) to 11,200 kVA.

Our customer base for Power Systems offerings is highly diversified, with customer groups varying based on their power needs. China, India, Europe, Asia Pacific, Latin America, the Middle East and Africa are our largest geographic markets outside of North America.

In the markets served by the Power Systems segment, we compete with a variety of independent engine manufacturers and generator set assemblers as well as OEMs who manufacture engines for their own products around the world. Our primary competitors are Caterpillar, Inc., MTU (Rolls Royce Power Systems Group) and Kohler/SDMO (Kohler Group), but we also compete with INNIO, Generac, Mitsubishi Heavy Industries and numerous regional generator set assemblers. Our alternator business competes globally with Leroy Somer, Marathon Electric and Meccalte, among others.

Accelera Segment

The Accelera segment designs, manufactures, sells and supports electrified power systems with innovative components and subsystems, including battery and electric powertrain technologies. The Accelera segment is currently in the early stages of commercializing these technologies with efforts primarily focused on the development of electrified power systems and related components and subsystems.

During 2025, due to the continued rapid deterioration in our electrolyzer markets and overall hydrogen markets, along with significant uncertainty in the alternative power markets resulting from reductions in government incentives, we fully impaired all of the goodwill for our electrolyzer business and wrote off certain inventory in the third quarter of 2025. These conditions prompted a further strategic review of this business in the fourth quarter of 2025. As a result of market conditions and the current business outlook, we intend to stop new commercial activity in the electrolyzer space, subject to information and consultation in accordance with local legal requirements. We will continue to fulfill existing customer commitments. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

We anticipate our customer base for Accelera offerings will be highly diversified, representing multiple end markets with a broad range of application requirements. We will continue to pursue relationships in markets as they adopt electric solutions.

In the markets served by the Accelera segment, we compete with battery companies, powertrain component manufacturers and vertically integrated OEMs. Our primary competitors include Daimler, PACCAR, Traton, BYD Company Limited, Dana Incorporated and BorgWarner Inc.

JOINT VENTURES, ALLIANCES AND NON-WHOLLY-OWNED SUBSIDIARIES

We have a number of joint venture agreements and alliances with business partners around the world. Our joint ventures are either distribution or manufacturing entities. We also own controlling interests in non-wholly-owned manufacturing and distribution subsidiaries.

In the event of a change of control of either party to certain of these joint ventures and other strategic alliances, certain consequences may result including automatic termination and liquidation of the venture, exercise of "put" or "call" rights of ownership by the non-acquired partner, termination or transfer of technology license rights to the non-acquired partner and increases in component transfer prices to the acquired partner. We will continue to evaluate joint venture and partnership opportunities in order to penetrate new markets, develop new products and generate manufacturing and operational efficiencies.

Financial information about our investments in joint ventures and alliances is incorporated by reference from NOTE 3, "INVESTMENTS IN EQUITY INVESTEES," to our *Consolidated Financial Statements*.

Our equity income from these investees was as follows:

In millions	Years ended December 31, 2025		2024		2023	
Manufacturing entities						
Chongqing Cummins Engine Company, Ltd.	**$ 89**	**24 %**	$ 60	20 %	$ 36	11 %
Dongfeng Cummins Engine Company, Ltd.	**70**	**19 %**	66	22 %	65	19 %
Beijing Foton Cummins Engine Co., Ltd.	**64**	**18 %**	42	14 %	47	14 %
Tata Cummins, Ltd.	**33**	**9 %**	31	10 %	29	9 %
All other manufacturers	**29**	**8 %**	25 (1)	9 %	91	27 %
Distribution entities						
Komatsu Cummins Chile, Ltda.	**54**	**15 %**	55	19 %	55	16 %
All other distributors	**25**	**7 %**	17	6 %	16	4 %
Cummins share of net income [2]	**$ 364**	**100 %**	$ 296	100 %	$ 339	100 %

(1) Included a $17 million impairment of our joint ventures in the fourth quarter of 2024 related to our Accelera strategic reorganization actions. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

(2) This total represents our share of net income of our equity investees and is exclusive of royalties and interest income from our equity investees. To see how this amount reconciles to equity, royalty and interest income from investees in our *Consolidated Statements of Net Income*, see NOTE 3, "INVESTMENTS IN EQUITY INVESTEES," to our *Consolidated Financial Statements* for additional information.

Manufacturing Entities

Our manufacturing joint ventures were generally formed with customers and are primarily intended to allow us to increase our market penetration in geographic regions, reduce capital spending, streamline our supply chain management and develop technologies. Our largest manufacturing joint ventures are based in China and are included in the list below. Our engine manufacturing joint ventures are supplied by our Components segment in the same manner as it supplies our wholly-owned Engine segment and Power Systems segment manufacturing facilities. Our Components segment joint ventures and wholly-owned entities provide drivetrain and braking systems for commercial diesel and natural gas applications, aftertreatment systems, turbochargers, fuel systems, valvetrain technologies, automated transmissions and electronics that are used with our engines as well as some competitors' products. The results and investments in our joint ventures in which we have 50 percent or less ownership interest (except for ECJV, which is consolidated due to our majority voting interest) discussed below are included in equity, royalty and interest income from investees and investments and advances related to equity method investees in our *Consolidated Statements of Net Income* and *Consolidated Balance Sheets*, respectively.

- ***Chongqing Cummins Engine Company, Ltd. -*** Chongqing Cummins Engine Company, Ltd. is a joint venture in China with Chongqing Machinery and Electric Co. Ltd. This joint venture manufactures several models of our heavy-duty and high-horsepower diesel engines primarily serving the industrial and power generation markets in China.

- ***Dongfeng Cummins Engine Company, Ltd. -*** Dongfeng Cummins Engine Company, Ltd. (DCEC) is a joint venture in China with Dongfeng Automotive Co. Ltd., a subsidiary of Dongfeng Motor Corporation and one of the largest medium-duty and heavy-duty truck manufacturers in China. DCEC produces 2.5 liter to 14.5 liter diesel engines with a power range from 80 to 770 horsepower, natural gas engines and automated transmissions. On-highway engines are used in multiple applications in light-duty and medium-duty trucks, special purpose vehicles, buses and heavy-duty trucks with a main market in China. Off-highway engines are used in a variety of construction, power generation, marine and agriculture markets in China.

- ***Beijing Foton Cummins Engine Co., Ltd. -*** Beijing Foton Cummins Engine Co., Ltd. is a joint venture in China with Beiqi Foton Motor Co., Ltd., a commercial vehicle manufacturer, which has two distinct lines of business - a light-duty business and a heavy-duty business. The light-duty business produces our families of ISF 2.5 liter to 4.5 liter high performance light-duty diesel engines in Beijing, which are used in light-duty and medium-duty commercial trucks, pick-up trucks, buses, multipurpose and sport utility vehicles with the main market in China. Certain types of small construction equipment and industrial applications are also served by these engine families. The heavy-duty business produces 7.0 liter to 14.5 liter high performance medium-duty and heavy-duty diesel and natural gas engines, which are used in commercial trucks, certain types of construction equipment and industrial applications.

- ***Tata Cummins, Ltd.*** - Tata Cummins, Ltd. is a joint venture in India with Tata Motors Ltd., the largest automotive company in India and a member of the Tata group of companies. This joint venture manufactures Cummins' 3.8 to 8.9 liter diesel and natural gas engines in India with a power range from 75 to 400 horsepower for use in trucks and buses manufactured by Tata Motors, as well as for various on-highway, industrial and power generation applications for Cummins.

Our Amplify Cell Technologies LLC (Amplify) joint venture meets the definition of a variable interest entity since the equity-at-risk is not currently sufficient to support the future operations of the joint venture. Accelera, Daimler Truck and US Holding LLC and PACCAR, Inc. each own 30 percent of the joint venture and have two board positions, while EVE Energy owns 10 percent and has one board position. All significant decisions require majority or super-majority approval of the board. As a result, we are not the primary beneficiary of the joint venture, and it is not consolidated. We account for the joint venture using the equity method. Our Amplify joint venture will manufacture battery cells for electric commercial vehicles and industrial applications. The joint venture was formed in May 2024, but is not expected to begin production until 2028. As of December 31, 2025, we contributed $412 million and our maximum remaining required contribution to the joint venture was $418 million, which could be reduced by future government incentives received by the joint venture. Our investment balance at December 31, 2025, net of operating losses, was $359 million.

Distribution Entity

Komatsu Cummins Chile, Ltda. - Komatsu Cummins Chile, Ltda. is a joint venture with Komatsu America Corporation. The joint venture is a distributor that offers the full range of our products and services to customers and end-users in Chile and Peru. See further discussion of our distribution network under the Distribution segment section above.

Non-Wholly-Owned Subsidiaries

- ***Eaton Cummins Automated Transmission Technologies*** - We have a majority voting interest in ECJV by virtue of a tie-breaking vote on the joint venture's board of directors. ECJV develops and supplies automated transmissions for the heavy-duty commercial vehicle markets in North America and China.

- ***Cummins India Ltd.*** - We have a controlling interest in Cummins India Ltd. (CIL), which is a publicly listed company on various stock exchanges in India. CIL produces medium-duty, heavy-duty and high-horsepower diesel engines and generators for the Indian and export markets and natural gas spark-ignited engines for power generation, automotive and industrial applications. CIL also has distribution and power generation operations.

SUPPLY

The performance of the end-to-end supply chain, extending through to our suppliers, is foundational to our ability to meet customers' expectations and support long-term growth. We are committed to having a robust strategy for how we select and manage our suppliers to enable a market focused supply chain. This requires us to continuously evaluate and upgrade our supply base, as necessary, as we strive to ensure we are meeting the needs of our customers.

We use a combination of proactive and reactive methodologies to enhance our understanding of supply base risks, which guide the development of risk monitoring and sourcing strategies. We use a process that groups products or services into categories based on similar characteristics, which helps us align our purchasing goals with overall business objectives (Category Strategy Framework). Our Category Strategy Framework process supports the review of our long-term needs and guides decisions on what we make internally and what we purchase externally. We design and/or manufacture our strategic components used in or with our engines, power generation units, drivetrain and braking systems and Accelera products. For externally purchased items, the strategies also identify the suppliers we should consider for long-term supply agreements to provide the best technology, the lowest total cost and highest supply chain performance. Key suppliers are managed through long-term supply agreements that seek to secure capacity, delivery and quality and to assure cost requirements are met over an extended period.

Other important elements of our sourcing strategy include the following:

- expanding risk management scope to include sub-tier value chain suppliers for critical components;

- broadening dual and multi-sourcing where applicable;

- selecting and managing suppliers to comply with our Supplier Code of Conduct; and

- assuring our suppliers comply with our prohibited and restricted materials policy.

Disruption risk in certain categories of our supply chains exist and could negatively impact our ability to meet customer demand. We continue to monitor the supply chain disruptions utilizing early detection methods complemented by structured supplier risk and resiliency assessments. We increased frequency of formal and informal supplier engagement to address potentially impactful supply base constraints and enhanced collaboration to develop specific countermeasures to mitigate risks.

PATENTS AND TRADEMARKS

We own or control a significant number of patents and trademarks relating to the products we manufacture. These patents and trademarks were granted and registered over a period of years. Although these patents and trademarks are generally considered beneficial to our operations, we do not believe any patent, group of patents or trademark (other than our leading brand house trademarks) is significant to our business.

SEASONALITY

While individual product lines may experience modest seasonal variation in production, there is no material effect on the demand for the majority of our products on a quarterly basis.

LARGEST CUSTOMERS

We have thousands of customers around the world and have developed long-standing business relationships with many of them. PACCAR is our largest customer, accounting for 13 percent of our consolidated net sales in 2025, 16 percent in 2024 and 16 percent in 2023. We have long-term supply agreements with PACCAR for our heavy-duty and medium-duty engines and aftertreatment, driveline and brake systems. While a significant number of our sales to PACCAR are under long-term supply agreements, these agreements provide for particular engine requirements for specific vehicle models and not a specific volume of engines or aftertreatment systems. PACCAR is our only customer accounting for more than 10 percent of our net sales in 2025. The loss of this customer or a significant decline in the production level of PACCAR vehicles that use our engines would have an adverse effect on our results of operations and financial condition. We have supplied engines to PACCAR for 81 years. A summary of principal customers for each reportable segment is included in our segment discussion.

In addition to our agreement with PACCAR, we have heavy-duty and medium-duty engine and aftertreatment system supply agreements with Traton and Daimler. We also have an agreement with Stellantis to supply engines and aftertreatment products for its pick-up truck applications. Collectively, our net sales to these four customers, including PACCAR, were 31 percent of our consolidated net sales in 2025, 36 percent in 2024 and 37 percent in 2023. Excluding PACCAR, net sales to any single customer were less than 7 percent of our consolidated net sales in 2025, less than 9 percent in 2024 and less than 9 percent in 2023. These agreements contain standard purchase and sale agreement terms covering engine, aftertreatment and engine parts pricing, quality and delivery commitments, as well as engineering product support obligations. The basic nature of our agreements with OEM customers is that they are long-term price and operations agreements that help provide for the availability of our products to each customer through the duration of the respective agreements. Agreements with most OEMs contain bilateral termination provisions giving either party the right to terminate in the event of a material breach, change of control or insolvency or bankruptcy of the other party.

BACKLOG

Disruption risk in certain categories of our supply chains exist and could negatively impact our ability to meet customer demand. We have supply agreements with some truck and off-highway equipment OEM customers; however a large portion of our business is transacted through open purchase orders. Many of these open orders are historically subject to month-to-month releases and are subject to cancellation on reasonable notice without cancellation charges and therefore are not considered firm. We also have strong demand for our data center products extending out six to eight quarters. We continue to work closely with our suppliers and customers to meet the demand.

RESEARCH, DEVELOPMENT AND ENGINEERING

In 2025, we continued to invest in future critical technologies and products. We will continue to make investments to develop new products and improve our current technologies to meet future emission standards around the world, improvements in fuel economy performance of diesel and natural gas-powered engines and related components, as well as development activities around electrified power systems with innovative components and systems including battery and electric power technologies.

Our research, development and engineering (RD&E) programs are focused on product improvements, product extensions, innovations and cost reductions for our customers. RD&E expenditures include salaries, contractor fees, building costs, utilities, testing, technical IT expenses, administrative expenses and allocation of corporate costs and are expensed, net of contract reimbursements, when incurred. From time to time, we enter into agreements with customers and government agencies to fund a portion of the RD&E costs of a particular project. When not associated with a sales contract, we generally account for these reimbursements as an offset to the related RD&E expenditure. RD&E expenses, net of contract reimbursements, were $1.4 billion each year in 2025, 2024 and 2023. Contract reimbursements were $54 million, $72 million and $81 million in 2025, 2024 and 2023, respectively.

ENVIRONMENTAL SUSTAINABILITY

We are committed to making people's lives better by powering a more prosperous world. That prosperity includes strong communities, robust business and environmental sustainability.

Our Board of Directors (the Board) and the senior management team oversee our top risks, while the Enterprise Risk Management program gives the Board and senior management a framework to help them understand, identify, assess, manage and monitor risks so we can meet our strategic objectives. The Board is ultimately responsible for assessing and managing climate-related risks and opportunities. Managing risk effectively is on the agenda at every regular board meeting, and the Board reviews the entire Enterprise Risk Management program and the results of our latest enterprise risk assessment each year. As climate-related risks affect all aspects of the business, the enterprise risks incorporate, where relevant, climate-related aspects, with a separate stand-alone enterprise risk on climate change.

The Board's Safety, Environment and Technology (SET) committee provides overall guidance and insight on major environmental sustainability initiatives such as our environmental sustainability strategy, as well as environmental management at our facilities and operations.

Our business and sustainability strategies are intentionally and intricately aligned through Destination Zero — our company's commitment to sustainability and helping our customers navigate the energy transition while growing our business. Our comprehensive environmental sustainability strategy focuses on three interconnected priority areas: decarbonization, materials and communities.

The environmental sustainability strategy includes specific goals to achieve by 2030, including science-based greenhouse gas (GHG) reduction targets for facilities and newly sold products. We started reporting progress on these goals, most of which have a baseline year of 2018, in 2022.

In 2025, we completed a planned midpoint review of our 2030 environmental sustainability goals. The review assessed the continued relevance and measurability of the goals in light of external environment shifts (e.g., evolving regulations, changing market dynamics and stakeholder expectations), emerging priorities and insights from our double materiality assessment and significant business developments, such as acquisitions and divestitures.

Key outcomes of the 2030 midpoint goal review include:

- We are on our way to achieving several of our goals relating to GHGs, volatile organic compounds (VOCs) emissions, water consumption and waste in our facilities and operations.

- We are making impactful changes to our metrics to further our influence, including shifting the focus on material circularity from individual parts to new products and integrating the facilities and operations waste goals to strengthen efforts in achieving zero waste growth by 2030.

- We are advancing our product decarbonization strategy by increasing focus on the areas where we can directly deliver meaningful GHG reductions and help customers decrease emissions now and in the long term. This includes innovating lower-emissions technologies across our portfolio and focusing our efforts to reduce emissions from products in use through fuel-efficiency projects and technology upgrades.

- We are adding a new goal to address upstream GHG emissions from key suppliers through supplier engagement.

The updated 2030 environmental sustainability goals are as follows:

- Reduce absolute GHG emissions from facilities and operations by 50 percent.

- Reduce scope three absolute lifetime GHG emissions from newly sold products by 25 percent.

- Reduce upstream scope three GHG emissions by engaging with key suppliers while continuing to deliver on customers' commitments.

- Achieve zero waste growth and minimize single-use plastics in our facilities and operations.

- Create lifecycle plans for new products capable of ninety percent material circularity.

- Reduce volatile organic compounds emissions from paint and coating operations by 50 percent.

- Reduce absolute water consumption in facilities and operations by 30 percent.

- Produce net water benefits that exceed our annual water use in all our regions.

Our most recent Sustainability Progress Report and Climate Transition Plan are available on our website at www.cummins.com/company/esg/sustainability-progress-reports. Our annual submissions to CDP (formerly Carbon Disclosure Project), Task Force on Climate-Related Financial Disclosures, Global Reporting Initiative, Sustainability Accounting Standards Board and S&P Global

Corporate Sustainability Assessment are also available on our website. These reports are not incorporated into this Form 10-K by reference.

ENVIRONMENTAL COMPLIANCE

Settlement Agreements

In December 2023, we announced that we reached an agreement in principle with the EPA, CARB, DOJ and the California Attorney General's Office to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S., which became final and effective in April 2024, (collectively, the Settlement Agreements). As part of the Settlement Agreements, among other things, we agreed to pay civil penalties, complete recall requirements, undertake mitigation projects, provide extended warranties, undertake certain testing, take certain corporate compliance measures and make other payments. Failure to comply with the terms and conditions of the Settlement Agreements subjects us to stipulated penalties. We recorded a charge of $2.0 billion in the fourth quarter of 2023 to resolve the matters addressed by the Settlement Agreements involving approximately one million of our pick-up truck applications in the U.S. This charge was in addition to the previously announced charges of $59 million for the recalls of model years 2013 through 2018 RAM 2500 and 3500 trucks and model years 2016 through 2019 Titan trucks. We made $1.9 billion of payments required by the Settlement Agreements in the second quarter of 2024. Subsequent to the second quarter of 2024, we have recorded immaterial amounts related to stipulated penalties we determined to be probable and estimable. Any further non-compliance with the Settlement Agreements will likely subject us to further stipulated penalties and other adverse consequences.

We have also been in communication with other non-U.S. regulators regarding matters related to the emission systems in our engines and may also become subject to additional regulatory review in connection with these matters.

In connection with our announcement of our entry into the agreement in principle, we became subject to shareholder, consumer and third-party litigation regarding the matters covered by the Settlement Agreements, and we may become subject to additional litigation in connection with these matters. See NOTE 14, "COMMITMENTS AND CONTINGENCIES," to our *Consolidated Financial Statements*.

Product Certification and Compliance

Our products are subject to extensive statutory and regulatory requirements worldwide that directly or indirectly impose standards governing emissions and noise. Over the past several years, we have increased our global environmental compliance presence and expertise to understand and meet emerging product environmental regulations around the world. Our ability to comply with these and future emission standards is an essential element in maintaining our leadership position in regulated markets.

We strive to be a leader in developing and implementing technologies that provide customers with the highest performing products while minimizing the impact on the environment, and we have a long history of working with governments and regulators to achieve these goals. We remain committed to ensuring our products meet all current and future emission standards and delivering value to our customers.

Announced in late 2019 and launched in early 2020, the Product Compliance and Regulatory Affairs team leads both engine emissions certification and compliance and regulatory affairs initiatives and provides updates to the SET Committee of the Board at least annually. This organization is led by the Vice President - Product Compliance and Regulatory Affairs and reports directly to the Chief Administrative Officer and the Chief Executive Officer (CEO) for product emissions matters. The focus of this organization is to strengthen our ability to design great products that help our customers win while complying with increasingly challenging global emission regulations. The organization also works to enhance our collaboration with the agencies setting the direction and regulations of emissions as we strive to meet every expectation today while planning for future changes.

Other Environmental Statutes and Regulations

Expenditures for environmental control activities and environmental remediation projects at our facilities in the U.S. were not a substantial portion of our annual expenses and are not expected to be material in 2026. We believe we are in compliance in all material respects with laws and regulations applicable to our plants and operations.

In the U.S., pursuant to notices received from federal and state agencies and/or defendant parties in site environmental contribution actions, we were identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended or similar state laws, at fewer than 20 manufacturing and waste disposal sites.

Based upon our experiences at similar sites, we believe that our aggregate future remediation costs will not be material. We have established accruals that we believe are adequate for our expected future liability with respect to these sites. In addition, we have several other sites where we are working with governmental authorities on remediation projects. The costs for these remediation projects are not expected to be material.

HUMAN CAPITAL RESOURCES

At December 31, 2025, we employed approximately 67,400 persons worldwide. Approximately 20,000 of our employees worldwide were represented by various unions under collective bargaining agreements that expire between 2026 and 2030.

Throughout our more than 100-year history, we always have recognized that people drive the strength of our business and our ability to effectively serve our customers and sustain our competitive position. We are focused on harmonizing our approach to talent to provide seamless opportunities and better experiences to our employees around the world. Our workforce strategy aims to cultivate an environment where all employees, regardless of employee type and location, know what is expected of them, are rewarded for their performance based on fair and equitable reviews and have access to differentiated experiences, tools and leadership coaching to help them develop. This strategy is anchored on developing authentic and capable leaders, building effective organizations, driving employee engagement, furthering our company values of caring, integrity, excellence, teamwork and diversity and inclusion, delivering quality experiences and providing benefits that advance the well-being of our people and their families.

Leadership and Talent Development

Developing our human capital resources is a key focus for us. The Board remains resolute in overseeing this focus and providing guidance to our leadership team, through a committed Talent Management Compensation Committee.

We strive to create a leadership culture that begins with self-aware and capable leaders creating an environment in which all employees can thrive and reach their full potential. We encourage leaders to connect our people and their work to our mission, vision, values, brand promise and growth strategy, thus, motivating employees and hopefully helping them feel a higher sense of purpose in their contributions.

We have designed leadership and talent development programs for employees ranging from the manufacturing floor and technicians through to middle management and executives. We are promoting a learning culture by providing employees and their managers with tools and resources to have meaningful development conversations, envision and plan their careers, thrive in their work and navigate in a large global organization. Through our talent strategy, our goal is to provide all employees with equitable access to the development and career opportunities that a global company, like Cummins, enables.

Competitive Pay, Benefits and Well-Being

To attract and retain the best talent, we focus on providing progressive, market-competitive pay, benefits and rewards. Our programs are designed to remain sustainable and responsive to the market while still honoring our core values. We provide benefit programs with the goal of supporting the emotional, financial, physical and social health of our employees throughout their career at Cummins. Some examples include base and variable pay, healthcare programs, global mental health support, paid time off, flexible work, retirement saving plans and employee stock purchase plans.

When designing our base pay ranges, we conduct market analyses to ensure our ranges are competitive and our employees are advancing their earning potential. We also perform annual compensation studies to assess market movement, pay equity and living wages. We review wages globally as we continuously work to ensure we are fair, equitable, competitive and can attract and retain the best talent.

We also provide an array of benefits as part of our total rewards program that are aligned with our values and focused on supporting employees and their families based on their unique needs, some of which include the following: healthcare plans that are tiered by salary, to ensure affordability to all of our employees; paid parental leave for primary and secondary caregivers; travel benefits and advanced medical services to support complex healthcare needs; global employee assistance programs; and a global mental health program, all designed to support employees and their families on the journey to well-being.

We have established a flexible approach to in-person collaboration that reinforces our culture and strengthens employees' social well-being through engaging and meaningful interactions with their teams. We ask that most employees spend at least 60 percent of their time in our facilities, with customers or with other key stakeholders to support our strategy and the communities we serve.

Employee Safety and Wellness

We are committed to being world-class in health and safety. We are committed to removing conditions that cause personal injury or occupational illness, and we make decisions and promote behaviors that protect employees from risk of injury. We publicly disclose metrics on our rate of recordable injuries, our rate of lost workdays due to injury, rate of ergonomic injuries and rate of potentially serious injuries and fatalities.

Since 2020, we have taken many steps in the employee safety and wellness area including the following:

- Executed robust safety protocols for essential on-site personnel.

- Implemented employee role classifications and an in-person time policy. The on-site with flexibility and off-site roles provide employees the ability to leverage on-site work for collaboration, problem solving and relationship building while also providing work flexibility. As part of this effort, we provide remote ergonomic evaluations and support to help employees create off-site workspaces that are safe.

- Provided high-quality clinical services at onsite and near-site medical clinics at several locations across the globe to support employee health and well-being.

- Launched a global mental health campaign to destigmatize and normalize conversations about mental health, promote mental well-being, encourage employees and their families to seek help when needed and promote company-provided resources. This campaign has been extended to include physical, emotional, financial and social pillars of well-being.

Diversity and Inclusion

Our commitment to inclusion dates back more than a half-century and continues to be core to our fabric and continued success. We leverage the strength of our broadly diverse, global workforce to drive innovation and business results and deliver superior solutions for our customers and communities. We do this through our commitment to fostering an accountable culture that champions our vision of a workforce mirroring the communities we serve. This commitment starts at the top with our Board and permeates throughout our organization as everyone plays a role in nurturing inclusive environments where all employees can reach their full potential and thrive.

Our strong focus on cultivating an inclusive culture underscores our belief that a diverse and inclusive workforce is a core value and competitive advantage for us. This focus dates back to the early 1970s as reflected in a public statement made by our former Chairman, J. Irwin Miller:

"Character, ability and intelligence are not concentrated in one sex over the other, nor in persons with certain accents or in certain races or in persons holding degrees from universities over others. When we indulge ourselves in such irrational prejudices, we damage ourselves most of all and ultimately assure ourselves of failure in competition with those more open and less biased."

Our long-standing commitment to diversity and inclusion is consistent with our commitment to follow the law everywhere, including, without limitation, complying with U.S. and global laws and regulations related to civil rights and anti-discrimination. We believe that we are in compliance with such laws and regulations in all material respects.

For more information on the topics above, please go to https://www.sustainability.cummins.com. Information from our sustainability report and sustainability webpage is not incorporated by reference into this filing.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information electronically with the Securities and Exchange Commission (SEC). The SEC maintains an internet site that contains annual, quarterly and current reports, proxy and information statements and other information that Cummins files electronically with the SEC. The SEC's internet site is https://www.sec.gov.

Our internet site is https://www.cummins.com. You can access our Investors and Media webpage through our internet site, by hovering on the heading "Company" and selecting "Investor Relations" link under the "About Us" section or directly at https://www.cummins.com/company/investor-relations. We make available, free of charge, on or through our Investors and Media webpage, our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934 or the Securities Act of 1933, each, as amended, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

We also have a Corporate Governance webpage. You can access our Governance Documents webpage through our internet site, https://investor.cummins.com/board-esg/governance/governance-documents. Code of Conduct, Committee Charters and other governance documents are included at this site. Our Code of Conduct applies to all employees, regardless of their position or the country in which they work. It also applies to the employees of any entity owned or controlled by us. We will post any amendments to the Code of Conduct and any waivers that are required to be disclosed by the rules of either the SEC or the NYSE, on our internet site. The information on our internet site is not incorporated by reference into this report.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Following are the names and ages of our executive officers, their positions with us at January 31, 2026, and summaries of their backgrounds and business experience:

Name and Age	Present Cummins Inc. position and year appointed to position	Principal position during the past five years other than Cummins Inc. position currently held
Jennifer Rumsey (52)	Chair and Chief Executive Officer (2023)	President and Chief Executive Officer (2022-2023) President and Chief Operating Officer (2021-2022) Vice President and President—Components (2019-2020)
Marvin Boakye (52)	Vice President—Chief Human Resources Officer (2022)	Chief People and Diversity Officer—Papa John's International (2019-2022)
Jenny M. Bush (51)	Vice President and President—Power Systems (2022)	Vice President—Cummins Sales & Service North America (2017-2022)
Amy R. Davis (56)	Vice President and President—Accelera by Cummins and Components (2023)	Vice President and President—Accelera by Cummins (2020-2023) Vice President—Cummins Filtration (2018-2020)
Bonnie Fetch (55)	Executive Vice President and President—Operations (2025)	Vice President and President—Distribution Business (2024) Vice President—Global Supply Chain and Manufacturing (2022-2023) Vice President—DBU Supply Chain Services (2020-2022) Executive Director, Supply Chain—DBU (2018-2020)
John Gaidoo (50)	Vice President—Chief Legal Officer (2025)	Vice President - Senior Deputy Counsel (2023-2025) Deputy General Counsel (2021-2023) Lead Lawyer - Employment and Labor Relations (2018-2021)
Nicole Y. Lamb-Hale (59)	Vice President—Chief Administrative Officer and Corporate Secretary (2025)	Vice President—Chief Legal Officer and Corporate Secretary (2023-2025) Vice President—Chief Legal Officer (2022-2023) Vice President—General Counsel (2021-2022) Managing Director and Washington, DC City Leader—Kroll (2020-2021)
Brett Merritt (49)	Vice President and President—Engine Business (2024)	Vice President—On-Highway Engine Business and Vice President of Strategic Customer Relations (2023) Vice President—On-Highway Engine Business (2017-2023)
Mark A. Smith (58)	Vice President—Chief Financial Officer (2019)	
Nathan R. Stoner (48)	Vice President—China ABO (2020)	General Manager—Partnerships and EBU China Joint Venture Business (2018-2020)
Jeffrey T. Wiltrout (45)	Vice President—Corporate Strategy (2022)	Executive Director—Corporate Development (2021-2022) Strategy Director—Power Systems Business Unit (2018-2021)
Jonathan Wood (55)	Vice President—Chief Technical Officer (2023)	Vice President—New Power Engineering (2021-2023) Vice President—Components Engineering (2018-2021)
Shon Wright (51)	Vice President and President—Distribution Business (2025)	Vice President—Cummins Engine Components (2022-2024) Vice President and President - Cummins Turbo Technologies (2017-2022)

Our Chair and CEO is elected annually by the Board and holds office until the meeting of the Board at which her election is next considered. Other officers are appointed by the Chair and CEO, are ratified by the Board and hold office for such period as the Chair and CEO or the Board may prescribe.

ITEM 1A.   Risk Factors

Set forth below and elsewhere in this Annual Report on Form 10-K are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Report and could individually, or in combination, have a material adverse effect on our results of operations, financial position and cash flows. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Report, including statements related to markets for our products and trends in our business that involve a number of risks and uncertainties. Our separate section above, "CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION," should be considered in addition to the following statements.

GOVERNMENT REGULATION

While we have reached Settlement Agreements with the EPA, CARB, the Environmental and Natural Resources Division of the U.S. Department of Justice and the California Attorney General's Office to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S., we have incurred, and likely will incur, other additional claims, costs and expenses in connection with the matters covered by the Settlement Agreements and other matters related to our compliance with emission standards for our engines, including with respect to additional regulatory action and collateral litigation related to these matters. Those and related expenses and reputational damage could have a material adverse impact on our results of operations, financial condition and cash flows.

In December 2023, we announced that we reached the agreement in principle and recorded a charge of $2.0 billion in the fourth quarter of 2023 to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S., which became final and effective in April 2024. This fourth quarter of 2023 charge was in addition to the previously announced charges of $59 million for the recalls of model years 2013 through 2018 RAM 2500 and 3500 trucks and model years 2016 through 2019 Titan trucks. Failure to comply with the terms and conditions of the Settlement Agreements subjects us to stipulated penalties. Subsequent to the second quarter of 2024, we recorded immaterial amounts related to stipulated penalties we determined to be probable and estimable. Any further non-compliance with the Settlement Agreements will likely subject us to further stipulated penalties and other adverse consequences.

We have also been in communication with other non-U.S. regulators regarding matters related to the emission systems in our engines and may also become subject to additional regulatory review in connection with these matters.

In connection with our announcement of our entry into the agreement in principle, we became subject to shareholder, consumer and third-party litigation regarding the matters covered by the Settlement Agreements, and we may become subject to additional litigation in connection with these matters.

The consequences resulting from the resolution of the foregoing matters are uncertain and the related expenses and reputational damage could have a material adverse impact on our results of operations, financial condition and cash flows. See NOTE 14, "COMMITMENTS AND CONTINGENCIES," to our *Consolidated Financial Statements* for additional information.

Our products are subject to extensive and evolving statutory and regulatory requirements that can significantly increase our costs and, along with increased scrutiny from regulatory agencies and unpredictability in the adoption, implementation and enforcement of increasingly stringent and fragmented emission standards by multiple jurisdictions around the world, could have a material adverse impact on our results of operations, financial condition and cash flows.

Our engines are subject to extensive and evolving statutory and regulatory requirements governing emissions and noise, including standards imposed by the EPA, the EU, state regulatory agencies (such as the CARB) and other regulatory agencies around the world. Regulatory agencies are making certification and compliance with emissions and noise standards more stringent and subjecting diesel engine products to an increasing level of scrutiny. The discovery of noncompliance issues could have a material adverse impact on our results of operations, financial condition and cash flows.

Developing engines and components to meet more stringent and continuously changing regulatory requirements, with different implementation timelines and emission requirements, makes developing engines efficiently for multiple markets complicated and could result in substantial additional costs that may be difficult to recover in certain markets. While we have met previous deadlines, our ability to comply with existing and future regulatory standards will be essential for us to maintain our competitive position in the engine applications and industries we serve. The successful development and introduction of new and enhanced products in order to comply with new regulatory requirements are subject to other risks, such as delays in product development, cost over-runs and unanticipated technical and manufacturing difficulties.

In addition to these risks, the nature and timing of government implementation and enforcement of increasingly stringent emission standards in our worldwide markets are unpredictable and subject to change. Any delays in implementation or enforcement could result in a loss of our competitive advantage and could have a material adverse impact on our results of operations, financial condition and cash flows.

Evolving environmental and climate change legislation and regulatory initiatives may adversely impact our operations, could impact the competitive landscape within our markets and could negatively affect demand for our products.

Our operations are subject to increasingly stringent environmental laws and regulations in all of the countries in which we operate, including laws and regulations governing air emission, carbon content, discharges to water and the generation, handling, storage, transportation, treatment and disposal of waste materials. For example, in October 2023, the EPA published a final rule imposing reporting and recordkeeping requirements on manufacturers and importers of per- and polyfluoroalkyl substances (PFAS). While we believe that we are in compliance in all material respects with these environmental laws and regulations, there can be no assurance that we will not be adversely impacted by costs, liabilities or claims with respect to existing or subsequently acquired operations, under either present laws and regulations or those that may be adopted or imposed in the future. We are also subject to laws requiring the cleanup of contaminated property. If a release of hazardous substances occurs at or from any of our current or former properties or at a landfill or another location where we have disposed of hazardous materials, we may be held liable for the contamination and the amount of such liability could be material.

Concern over climate change has resulted in, and could continue to result in, new legal or regulatory requirements including those designed to reduce or mitigate carbon content or the effects of GHG emissions. We may become subject to further additional legislation, regulations or accords regarding climate change, and compliance with new rules could be difficult and costly, including increased capital expenditures. Our failure to successfully comply with any such legislation, regulation or accord could also impact our ability to compete in our markets and decrease demand for our products.

We operate our business on a global basis and changes in tariffs and other trade disruptions could adversely impact the demand for our products and our competitive position.

We manufacture, sell and service products globally and rely upon a global supply chain to deliver the raw materials, components, systems and parts that we need to manufacture and service our products. There is currently significant uncertainty about the future relationship between the U.S. and various other countries with respect to tariffs and other trade disruptions (such as embargoes, sanctions and export controls). The uncertain tariff environment, marked by the U.S. imposition of tariffs on certain countries, followed by the imposition of retaliatory tariffs on U.S. goods and services by certain countries has introduced significant market volatility and raised concerns about potential economic impacts. The extent to which tariffs and/or other trade disruptions will be enacted and the duration for which enacted tariffs and/or other trade disruptions will be in place remain uncertain and could adversely impact our production costs, customer demand and our relationships with customers and suppliers. Any of these consequences could have a material adverse effect on our results of operations, financial condition and cash flows. In addition, our compliance with any such newly enacted tariffs and/or other trade disruptions is likely to require significant resources and data management systems and could increase our cost of doing business, restrict our ability to operate our business or execute our strategies, and could result in fines and penalties or reputational harm if we are found to not be in full compliance.

We operate our business on a global basis and changes in international, national and regional trade laws, regulations and policies affecting and/or restricting international trade could adversely impact the demand for our products and our competitive position.

We manufacture, sell and service products globally and rely upon a global supply chain to deliver the raw materials, components, systems and parts that we need to manufacture and service our products. Changes in laws, regulations and government policies on foreign trade and investment can affect the demand for our products and services, cause non-U.S. customers to shift preferences toward domestically manufactured or branded products and impact the competitive position of our products or prevent us from being able to sell products in certain countries. Our business benefits from international trade agreements, such as the United States-Mexico-Canada Agreement and the U.S. trade relationships including those with China, Brazil, E.U. and the U.K. More restrictive trade policies, such as efforts to withdraw from or substantially modify such agreements or arrangements, including, without limitation, higher tariffs or new barriers to entry could adversely impact our production costs, customer demand and our relationships with customers and suppliers. Any of these consequences could have a material adverse effect on our results of operations, financial condition and cash flows.

Embargoes, sanctions and export controls imposed by the U.S. and other governments restricting or prohibiting transactions with certain persons or entities, including financial institutions, to certain countries or regions, or involving certain products, could limit the sales of our products. Embargoes, sanctions and export control laws are changing rapidly for certain geographies, including with respect to China. In particular, changing U.S. export controls and sanctions on China, as well as other restrictions affecting transactions involving China and Chinese parties, could affect our ability to collect receivables, access cash generated in China, provide aftermarket and warranty support for our products, sell products and otherwise impact our reputation and business, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Deregulation could impair our investments in future products and negatively impact our long-term growth and competitiveness.

Our strategy includes significant investments in the development of new products and technologies, particularly those designed to meet or exceed current and anticipated regulatory requirements related to emissions, safety and environmental performance. Any significant reduction, delay, or elimination of, or failure to adopt or enforce, such regulatory requirements in key markets could reduce or delay demand for our products and services, increase our costs of producing or delay the introduction of new or modified products and services or restrict our existing activities, products, and services. In addition, any discontinuation or reduction of incentives or benefits for the development of technologies limiting the impact of climate change, or significant uncertainty regarding such efforts, may cause demand for certain of our future products to be less than we anticipate. Any such change in regulatory requirements or incentives may ultimately weaken or render obsolete the business case for certain research and development initiatives or capital investments. As a result, we may be required to reassess, scale back or discontinue investments in future products that were originally intended to address more stringent regulatory standards, and may fail to realize the intended benefits of, or recover the investments we have already made in, developing new products and technologies. In addition, the adoption of new regulations or industry standards which our products and services are not positioned to address, could adversely affect demand for our products and services.

Deregulation or reduction in incentives may also lead to reduced industry-wide innovation, as both we and our competitors could deprioritize or delay the introduction of advanced technologies that are no longer mandated. This could limit our ability to differentiate our products, respond to evolving customer expectations or maintain leadership in markets where regulatory requirements remain in place or are later reinstated. Furthermore, if we have already made substantial investments in anticipation of future regulations that are subsequently rolled back, we may not be able to recover those costs, which could result in asset impairments or reduced returns on investment.

Any of these outcomes could adversely affect our long-term growth prospects, competitive position and financial results.

Unanticipated changes in our effective tax rate, the adoption of new tax legislation or exposure to additional income tax liabilities could adversely affect our profitability.

We are subject to income taxes in the U.S. and numerous international jurisdictions. Our income tax provision and cash tax liability in the future could be adversely affected by changes in tax laws or their interpretations, changes in earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and the discovery of new information in the course of our tax return preparation process. The carrying value of deferred tax assets, which are predominantly in the U.S., is dependent on our ability to generate future taxable income in the U.S. We are also subject to ongoing tax audits. These audits can involve complex issues, which may require an extended period of time to resolve and can be highly judgmental. Tax authorities may disagree with certain tax reporting positions taken by us and, as a result, assess additional taxes against us. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. The amounts ultimately paid upon resolution of these or subsequent tax audits could be materially different from the amounts previously included in our income tax provision and, therefore, could have a material impact on our tax provision.

Our global operations are subject to laws and regulations that impose significant compliance costs and create reputational and legal risk.

Due to the international scope of our operations, we are subject to additional regulatory frameworks, including a complex system of commercial and trade regulations, around the world. In some cases, foreign regulatory frameworks are more stringent or complex than similar regimes in the U.S. Recent years have seen an increase in the development and enforcement of laws regarding trade compliance and anti-corruption, such as the U.S. Foreign Corrupt Practices Act and similar laws from other countries and expected global sustainability regulations, as well as new regulatory requirements regarding data privacy, such as the European Union General Data Protection Regulation. These new and emerging regulations are likely to require significant resources and data management systems and could increase our cost of doing business, restrict our ability to operate our business or execute our strategies and could result in fines and penalties or reputational harm if we do not fully comply.

Our numerous foreign subsidiaries, affiliates and joint venture partners are governed by laws, rules and business practices that differ from those of the U.S. The activities of these entities may not comply with U.S. laws or business practices or our Code of Business Conduct. Violations of these laws may result in severe criminal or civil sanctions, could disrupt our business and result in an adverse effect on our reputation, business and results of operations, financial condition and cash flows. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

Future bans or limitations on the use of diesel-powered vehicles or other applications could have a material adverse impact on our business over the long term.

In an effort to limit GHG emissions and combat climate change, multiple countries and cities have announced that they plan to implement a ban on the use in their countries or cities of diesel-powered products in the near or distant future. These countries include

China, India and Germany. In addition, California government officials have called for the state to phase out sales of certain diesel-powered vehicles by 2035. To the extent that these types of bans are actually implemented in the future on a broad basis, or in one or more of our key markets, our diesel business over the long-term could experience material adverse impacts.

BUSINESS CONDITIONS / DISRUPTIONS

We are vulnerable to raw material, transportation and labor price fluctuations and supply shortages, which impacted and could continue to impact our results of operations, financial condition and cash flows.

We continue to experience pockets of supply chain disruptions and related challenges throughout the supply chain which are further impacted by the current global tariff environment. We single source a number of parts and raw materials critical to our business operations. Any delay in our suppliers' deliveries may adversely affect our operations at multiple manufacturing locations, forcing us to seek alternative supply sources to avoid serious disruptions. Delays may be caused by factors affecting our suppliers (including, but not limited to, raw material availability, capacity constraints, port congestion, labor disputes or unrest, shortages of labor, economic downturns, availability of credit, impaired financial condition, sanctions/tariffs, restrictions on the sale or distribution of critical rare earth metals, energy inflation/availability, suppliers' allocations to other purchasers, weather emergencies, natural disasters, acts of government or acts of war or terrorism). The effects of climate change, including extreme weather events, long-term changes in temperature levels and water availability may exacerbate these risks. Any extended delay in receiving critical supplies could impair our ability to deliver products to our customers and have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, the current economic environment has resulted, and may continue to result, in price volatility and increased levels of inflation of many of our raw material, transportation and other costs. In particular, increased levels of inflation, fluctuating interest rates and concerns regarding a potential economic recession may result in increased operating costs and/or decreased levels of profitability. Further, the labor market for skilled manufacturing remains tight, and our labor costs have increased as a result. Material, transportation, labor and other cost inflation has impacted and could continue to impact our results of operations, financial condition and cash flows.

We face the challenge of accurately aligning our capacity with our demand.

Our markets are cyclical in nature and we face periods when demand fluctuates significantly higher or lower than our normal operating levels, including variability driven by supply chain inconsistency. Accurately forecasting our expected volumes and appropriately adjusting our capacity are important factors in determining our results of operations and cash flows. We manage our capacity by adjusting our manufacturing workforce, capital expenditures and purchases from suppliers. In periods of weak demand, we may face under-utilized capacity and un-recovered overhead costs, while in periods of strong demand, we may experience unplanned costs and could fail to meet customer demand. We cannot guarantee that we will be able to adequately adjust our manufacturing capacity in response to significant changes in customer demand, which could harm our business. For products where we are manufacturing at capacity, we cannot guarantee that we will be able to increase manufacturing capacity to a level that meets demand for our products and services, which could prevent us from meeting increased customer demand and could harm our business. However, if we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets and we may experience reduced margins. If we do not accurately align our manufacturing capabilities with demand, it could have a material adverse effect on our results of operations, financial condition and cash flows.

We derive significant earnings from investees that we do not directly control, with more than 50 percent of these earnings from our China-based investees.

For 2025, we recognized $469 million of equity, royalty and interest income from investees, compared to $395 million in 2024. In 2025, nearly fifty percent of our equity, royalty and interest income from investees was from three of our 50 percent-owned joint ventures in China - Chongqing Cummins Engine Company, Ltd., Dongfeng Cummins Engine Company, Ltd. and Beijing Foton Cummins Engine Co., Ltd. Although a significant percentage of our net income is derived from these unconsolidated entities, we do not unilaterally control their management or their operations, which puts a substantial portion of our net income at risk from the actions or inactions of these entities. A significant reduction in the level of contribution by these entities to our net income would likely have a material adverse effect on our results of operations and cash flows.

Our truck manufacturers and OEM customers discontinuing outsourcing their engine supply needs, experiencing financial distress or experiencing a change-in-control of one of our large truck OEM customers, could have a material adverse impact on our results of operations, financial condition and cash flows.

We recognize significant sales of engines and components to a few large on-highway truck OEM customers, which have been an integral part of our positive business results for several years. Many are truck manufacturers or OEMs that manufacture engines for some of their own vehicles. Despite their own engine manufacturing abilities, these customers have historically chosen to outsource certain types of engine production to us due to the quality of our engine products, our emission compliance capabilities, our systems integration, their customers' preferences, their desire for cost reductions, their desire for eliminating production risks and their desire to maintain company focus. However, there can be no assurance that these customers will continue to outsource, or outsource as much of, their engine production in the future. In addition, increased levels of OEM vertical integration could result from a number of factors, such as shifts in our customers' business strategies, acquisition by a customer of another engine manufacturer, the inability of third-party suppliers to meet product specifications and the emergence of low-cost production opportunities in foreign countries. Any significant reduction in the level of engine production outsourcing from our truck manufacturer or OEM customers, financial distress of one of our large truck OEM customers due to a change-in-control, could likely lead to significant reductions in our sales volumes, commercial disputes, receivable collection issues and other negative consequences that could have a material adverse impact on our results of operations, financial condition and cash flows.

PRODUCTS AND TECHNOLOGY

Our products are subject to recall for performance or safety-related issues.

Our products are subject to recall for performance or safety-related issues. Product recalls subject us to reputational risk, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we decide, either voluntarily or involuntarily, to recall a product through a formal campaign to solicit the return of specific products due to known or suspected performance or safety issues. Any significant product recalls could have material adverse effects on our results of operations, financial condition and cash flows. See NOTE 13, "PRODUCT WARRANTY LIABILITY" to our *Consolidated Financial Statements* for additional information.

Our products are exposed to variability in material and commodity costs.

Our businesses establish prices with our customers in accordance with contractual time frames; however, the timing of material and commodity market price increases may prevent us from passing these additional costs on to our customers through timely pricing actions. While we customarily enter into financial transactions and contractual pricing adjustment provisions with our customers that attempt to address some of these risks, there can be no assurance that commodity price fluctuations will not adversely affect our results of operations and cash flows. While the use of commodity price hedging instruments and contractual pricing adjustments may provide us with some protection from adverse fluctuations in commodity prices, by utilizing these instruments, we potentially forego the benefits that might result from favorable fluctuations in price. As a result, higher material and commodity costs could result in declining margins.

The development of new technologies may materially reduce the demand for our current products and services, and we may not be successful in developing new technologies and products in order to effectively address the energy transition.

We are investing in new products and technologies, including electrified power systems and related components and subsystems. Given the early stages of development of some of these new products and technologies, there can be no guarantee of the future market acceptance and investment returns with respect to our planned products, which will face competition from an array of other technologies and manufacturers. The ongoing energy transition away from fossil fuels and the increased adoption of electrified powertrains in some market segments could result in lower demand for current diesel or natural gas engines and components and, over time, reduce the demand for related parts and service revenues from diesel or natural gas powertrains. Furthermore, it is possible that we may not be successful in developing segment-leading electrified powertrains. We may face technological challenges and evolving government and customer requirements, and we may not succeed in anticipating them and developing the desired technologies and products on a timely basis. Some of our existing customers could choose to develop their own or source from other manufacturers. Additionally, competitors may develop these technologies and products before we do, and they may be viewed by our customers to be superior to technologies and products we may develop.

If the energy transition landscape changes faster than anticipated or in a manner that we do not anticipate, demand for our products and services, as well as our relationships with various stakeholders, could be adversely affected. Alternatively, if the energy transition occurs more slowly than anticipated, demand for our new products and technologies may be lower than expected or we may need to reassess, scale back or discontinue investments in future products, and as a result, we may fail to realize the anticipated benefits of our investments in new products and technologies. Furthermore, if we fail or are perceived to not effectively implement an energy transition strategy, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted.

Any of these factors could have a material adverse impact on our results of operations, financial condition and cash flows.

Lower-than-anticipated market acceptance of our new or existing products or services could have a material adverse impact on our results of operations, financial condition and cash flows.

Although we conduct market research before launching new or refreshed engines and introducing new services, many factors both within and outside our control affect the success of new or existing products and services in the marketplace. Offering engines and services that customers desire and value can mitigate the risks of increasing competition and declining demand, but products and services that are perceived to be less than desirable (whether in terms of price, quality, overall value, fuel efficiency or other attributes) can exacerbate these risks. With increased consumer interconnectedness through the internet, social media and other media, mere allegations relating to poor quality, safety, fuel efficiency, corporate responsibility or other key attributes can negatively impact our reputation or market acceptance of our products or services, even if such allegations prove to be inaccurate or unfounded.

Our business is exposed to potential product liability claims.

We face an inherent business risk of exposure to product liability claims in the event that our products' failure to perform to specification results, or is alleged to result, in property damage, bodily injury and/or death. At any given time, we are subject to various and multiple product liability claims, any one of which, if decided adversely to us, may have a material adverse effect on our reported results of operation in the period in which our liability with respect to any such claim is recognized. While we maintain insurance coverage with respect to certain product liability claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against product liability claims. In addition, product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. Furthermore, even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and us.

GENERAL

We may be adversely impacted by the effects of climate change and may incur increased costs and experience other impacts due to new or more stringent climate change regulations, accords, mitigation efforts, GHG regulations or other legislation designed to address climate change.

The scientific consensus indicates that emissions of GHG continue to alter the composition of Earth's atmosphere in ways that are affecting, and are expected to continue to affect, the global climate. The potential impacts of climate change on our customers, product offerings, operations, facilities and suppliers are accelerating and uncertain, as they will be particular to local and customer-specific circumstances. These potential impacts may include, among other items, physical long-term changes in freshwater availability and the frequency and severity of weather events as well as customer product changes either through preference or regulation.

Concerns regarding climate change may lead to additional international, national, regional and local legislative and regulatory responses, accords and mitigation efforts. Various stakeholders, including legislators and regulators, shareholders and non-governmental organizations, are continuing to look for ways to reduce GHG emissions, and consumers are increasingly demanding products and services resulting in lower GHG emissions. We could face risks to our brand reputation, investor confidence and market share due to an inability to innovate and develop new products that decrease GHG emissions. Increased input costs, such as fuel, utility, transportation and compliance-related costs, could increase our operating costs and negatively impact customer operations and demand for our products. As the impact of any additional future climate related legislative or regulatory requirements on our global businesses and products is dependent on the timing, scope and design of the mandates or standards, we are currently unable to predict its potential impact, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Climate change may exacerbate the frequency and intensity of natural disasters and adverse weather conditions, which may cause disruptions to our operations, including disrupting manufacturing, distribution and our supply chain.

Our plan to reposition our portfolio of product offerings through exploration of strategic acquisitions, divestitures or exiting the production of certain product lines or product categories may expose us to additional costs and risks.

Part of our strategic plan is to improve our revenue growth, gross margins and earnings by exploring the repositioning of our portfolio of product line offerings through the pursuit of potential strategic acquisitions, divestitures and/or exiting the production of certain product lines or product categories to provide future strategic, financial and operational benefits and improve shareholder value. There can be no assurance that we will be able to identify suitable candidates or consummate these transactions on favorable terms. The successful identification and completion of any strategic transaction depends on a number of factors that are not entirely within our control, including the availability of suitable candidates and our ability to negotiate terms acceptable to all parties involved, conclude satisfactory agreements and obtain all necessary regulatory approvals. Accordingly, we may not be able to successfully negotiate and complete specific transactions. The exploration, negotiation and consummation of strategic transactions may involve significant expenditures by us, which may adversely affect our results of operations at the time such expenses are incurred, and may divert management's attention from our existing business. Strategic transactions also may have adverse effects on our existing business relationships with suppliers and customers.

If required, the financing for strategic acquisitions could result in an increase in our indebtedness, dilute the interests of our shareholders or both. Any acquisition may not be accretive to us for a significant period of time following the completion of such acquisition. Also, our ability to effectively integrate any potential acquisition into our existing business and culture may not be successful, which could jeopardize future financial and operational performance for the combined businesses. In addition, if an acquisition results in any additional goodwill or increase in other intangible assets on our balance sheet and subsequently becomes impaired, we would be required to record a non-cash impairment charge, which could result in a material adverse effect on our financial condition.

Similarly, any strategic divestiture of a product line or business or exit of a product line or product category may reduce our revenue and earnings, reduce the diversity of our business, result in material costs and expenses and cause disruption to our employees, customers, vendors and communities in which we operate.

Our business and operations are subject to interest rate risks, and changes in interest rates can reduce demand for our products and increase borrowing costs and result in non-cash charges

Rising interest rates could have a dampening effect on overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect customer demand for our products and our customers' ability to repay obligations to us. Rising interest rates may increase our cost of capital, which could have material adverse effects on our financial condition and cash flows. Rising interest rates could also impact certain goodwill assets requiring non-cash impairment charges, which could have a material adverse impact on our earnings.

We operate in challenging markets for talent and may fail to attract, develop and retain key personnel.

We depend on the skills, institutional knowledge, working relationships, and continued services and contributions of key personnel, including our leadership team and others at all levels of the company, as a critical part of our human capital resources. In addition, our ability to achieve our operating and strategic goals depends on our ability to identify, hire, train and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel in a highly competitive labor market, and we may lose key personnel or fail to attract other talented personnel. Any such loss or failure could have material adverse effects on our results of operations, financial condition and cash flows.

Our IT environment and our products are exposed to potential security breaches or other disruptions, which may adversely impact our competitive position, reputation, results of operations, financial condition and cash flows.

We rely on the capacity, reliability and security of our IT environment and data security infrastructure in connection with various aspects of our business activities. We also rely on our ability to expand and continually update these technologies and related infrastructure in response to the changing needs of our business. As we implement new technologies, they may not perform as expected. We face the challenge of supporting our older technologies and implementing necessary upgrades. In addition, some of these technologies are managed by third-party service providers and are not under our direct control. If we experience a problem with an important technology, including during upgrades and/or new implementations of technologies, the resulting disruptions could have an adverse effect on our business and reputation. As customers adopt and rely on cloud-based digital technologies and services we offer, any disruption of the confidentiality, integrity or availability of those services could have an adverse effect on our business and reputation.

The data handled by our technologies is vulnerable to security threats. Our operations routinely involve receiving, storing, processing and transmitting sensitive information pertaining to our business, customers, dealers, suppliers, employees and other sensitive matters. As such, our IT environment faces information technology security threats, such as security breaches, computer malware, ransomware attacks and other "cyber attacks," which are increasing in both frequency and sophistication, along with power outages or hardware failures. Increasing use of AI may increase these risks. These threats could result in unauthorized public disclosures of information, create financial liability, subject us to legal or regulatory sanctions, disrupt our ability to conduct our business, result in the loss of intellectual property or damage our reputation with customers, dealers, suppliers and other stakeholders. As the result of changing market conditions, a large percentage of our salaried employees continue to work remotely full or part-time. This remote working environment may pose a heightened risk for security breaches or other disruptions of our IT environment.

In addition, our products, including our engines, contain interconnected and increasingly complex technologies that control various processes, and these technologies are potentially subject to "cyber attacks" and disruption. The impact of a significant IT event on either our IT environment or our products could have a material adverse effect on our competitive position, reputation, results of operations, financial condition and cash flows.

We are using AI in our business and in our products, services and features, and challenges with properly managing its use could result in reputational harm, competitive harm and legal liability, and adversely affect our results of operations.

We are incorporating AI solutions into our business, products, services and features, and we are leveraging AI, including generative AI, machine learning and similar tools and technologies, in our product development, operations and software programming. There is inherent risk and uncertainty involved in using AI. The use of AI in the development of our products and services could cause loss or theft of intellectual property, as well as subject us to risks related to intellectual property infringement or misappropriation, data privacy and cybersecurity. The use of AI by us, our vendors or our suppliers can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our stakeholders, our reputation and our business and expose us to risks related to inaccuracies or errors in the output of such technologies. If the AI tools that we use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, data privacy, or other rights or contracts to which we are a party. In addition, our personnel could, unbeknownst to us, improperly utilize AI and machine learning-technology while carrying out their responsibilities.

If we fail to keep pace with rapidly evolving technological developments in AI, our competitive position and business results may suffer. Our competitors or other third parties may incorporate AI into their products or operational processes more quickly or more successfully than us, which could have a material adverse effect on our competitive position, reputation and results of operations.

In addition, there are significant risks involved in developing and deploying AI, and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our efficiency or profitability. The rapid evolution of AI, including the regulation of AI by government or other regulatory agencies, will require significant resources to develop, test and maintain our platforms, offerings, services and features to implement AI ethically and minimize any unintended harmful impacts.

We are exposed to political, economic and other risks that arise from operating a multinational business. Greater political, economic and social uncertainty, among, between and within countries, and the evolving globalization of businesses could significantly change the dynamics of our competition, customer base and product offerings and impact our growth globally.

Our business is subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include:

- economic and political instability, including international conflicts, war, acts of terrorism or the threat thereof, political or labor unrest, civil unrest, riots, insurrections or trade wars;

- potential changes to, uncertainty around or repeal of certain environmental laws and regulations, potentially slowing adoption of technologies we are investing in and developing;

- the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

- trade protection measures and import or export licensing requirements;

- the imposition of taxes on foreign income and tax rates in certain foreign countries that exceed those in the U.S.;

- the imposition of tariffs, exchange controls or other restrictions;

- difficulty in staffing and managing widespread operations and the application of foreign labor regulations;

- public health crises, including the spread of a contagious disease, such as future pandemics or epidemics, quarantines or shutdowns related to public health crises, and other catastrophic events;

- required compliance with a variety of foreign laws and regulations; and

- changes in general economic and political conditions, including changes in relationship with the U.S., in countries where we operate, particularly in China and emerging markets.

As we continue to operate and grow our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. There can be no assurance that the consequences of these and other factors relating to our multinational operations will not have a material adverse effect upon us.

In addition, there continues to be significant uncertainty about the future relationships between the U.S. and China, including with respect to trade policies, treaties, government regulations and tariffs. Any increased trade barriers or restrictions on global trade, especially trade with China, could adversely impact our competitive position, results of operations, financial condition and cash flows.

We face significant competition in the regions we serve.

The markets in which we operate are highly competitive. We compete worldwide with a number of other manufacturers and distributors that produce and sell similar products. We primarily compete with diesel engines and related diesel products; however, new technologies continue to be developed for gasoline, natural gas, hydrogen, electrification and other technologies, and we will continue to face new competition from these expanding technologies. Our products primarily compete on the basis of performance, price, total cost of ownership, fuel economy, emissions compliance, speed of delivery, quality and customer support. We also face competitors in some emerging regions who have established local practices and long standing relationships with participants in these markets. Additionally, we face increasing competition to develop innovative products that result in lower emissions. There can be no assurance that our products will be able to compete successfully with the products of other companies and in other markets.

Increasing global competition among our customers may affect our existing customer relationships and restrict our ability to benefit from some of our customers' growth.

As our customers in emerging markets continue to grow in size and scope, they are increasingly seeking to export their products to other countries. This has meant greater demand for our advanced engine technologies to help these customers meet the more stringent emissions requirements of developed markets, as well as greater demand for access to our distribution systems for purposes of equipment servicing. As these emerging market customers enter into, and begin to compete in more developed markets, they may increasingly begin to compete with our existing customers in these markets. Our further aid to emerging market customers could adversely affect our relationships with developed market customers. In addition, to the extent the competition does not correspond to overall growth in demand, we may see little or no benefit from this type of expansion by our emerging market customers.

Failure to meet sustainability expectations or standards, or to achieve our sustainability goals, could adversely affect our business, results of operations and financial condition.

In recent years, there has been an increased focus from stakeholders on sustainability matters, including GHG emissions and climate-related risks, renewable energy, water stewardship, waste management, diversity, equity and inclusion, responsible sourcing and supply chain, human rights and social responsibility. Given our commitment to certain sustainability principles, we actively manage these issues and have established and publicly announced certain goals, commitments and targets which we may refine, or even expand further, in the future. These goals, commitments and targets reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Evolving stakeholder expectations and our efforts to manage these issues, report on them and accomplish our goals present numerous operational, regulatory, reputational, financial, legal and other risks, any of which could have a material adverse impact, including on our reputation.

Such risks and uncertainties include:

- reputational harm, including damage to our relationships with customers, suppliers, investors, governments or other stakeholders;

- adverse impacts on our ability to sell and manufacture products;

- the success of our collaborations with third parties;

- increased risk of litigation, investigations or regulatory enforcement actions;

- unfavorable sustainability ratings or investor sentiment;

- diversion of resources and increased costs to control, assess and report on sustainability metrics;

- our ability to achieve our goals, commitments and targets within the timeframes announced;

- access to and increased cost of capital and

- adverse impacts on our stock price.

Any failure, or perceived failure, to meet evolving stakeholder expectations and industry standards or achieve our sustainability goals, commitments and targets could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely impacted by work stoppages and other labor matters.

At December 31, 2025, we employed approximately 67,400 persons worldwide. Approximately 20,000 of our employees worldwide were represented by various unions under collective bargaining agreements that expire between 2026 and 2030. While we have no reason to believe that we will be materially impacted by work stoppages or other labor matters, there can be no assurance that future issues with our labor unions will be resolved favorably or that we will not encounter future strikes, work stoppages, or other types of conflicts with labor unions or our employees. Any of these consequences may have an adverse effect on us or may limit our flexibility in dealing with our workforce. In addition, many of our customers and suppliers have unionized work forces. Work stoppages or slowdowns experienced by us, our customers or suppliers could result in slowdowns or closures that would have a material adverse effect on our results of operations, financial condition and cash flow.

We are subject to foreign currency exchange rate and other related risks.

We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. We are subject to foreign currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, since our financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations, financial condition and cash flows.

We also face risks arising from the imposition of foreign exchange controls and currency devaluations. Foreign exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation. See Management's Discussion and Analysis for additional information.

Significant declines in future financial and stock market conditions could diminish our pension plan asset performance and adversely impact our results of operations, financial condition and cash flow.

We sponsor both funded and unfunded domestic and foreign defined benefit pension and other retirement plans. Our pension cost and the required contributions to our pension plans are directly affected by the value of plan assets, the projected and actual rates of return on plan assets and the actuarial assumptions we use to measure our defined benefit pension plan obligations, including the discount rate at which future projected and accumulated pension obligations are discounted to a present value. We could experience increased pension cost due to a combination of factors, including the decreased investment performance of pension plan assets, decreases in the discount rate and changes in our assumptions relating to the expected return on plan assets.

Significant declines in current and future financial and stock market conditions could cause material losses in our pension plan assets, which could result in increased pension cost in future years and adversely impact our results of operations, financial condition and cash flow. Depending upon the severity and length of market declines and government regulatory changes, we may be legally obligated to make pension payments in the U.S. and perhaps other countries, and these contributions could be material.

We are exposed to risks arising from the price and availability of energy.

The level of demand for our products and services is influenced in multiple ways by the price and availability of energy. High energy costs generally drive greater demand for better fuel economy in almost all countries in which we operate. Some of our engine products have been developed with a primary purpose of offering fuel economy improvements, and if energy costs decrease or increase less than expected, demand for these products may likewise decrease. The relative unavailability of electricity in some emerging market countries also influences demand for our electricity generating products, such as our diesel generators. If these countries add energy capacity by expanding their power grids at a rate equal to or faster than the growth in demand for energy, the demand for our generating products could also decrease or increase less than would otherwise be the case.

ITEM 1B.   Unresolved Staff Comments

None.

ITEM 1C.   Cybersecurity

Material Cybersecurity Risks, Threats and Incidents

To date, we have not experienced a cybersecurity incident that has materially impacted our business. The risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A "Risk Factors" under the heading "General," which should be read in conjunction with the foregoing information.

Cybersecurity Governance

We are committed to protecting our IT assets and the data stored within these assets. This commitment includes the protection of cyber assets relevant to our operations, stakeholder data (including employee, customer and supplier data), intellectual property and our products.

The Enterprise Cybersecurity function, which is responsible for the administration of our enterprise cybersecurity program, is led by the Chief Information Security Officer, who holds a degree in Management Information Systems (MIS) and a Certified Information Security Manager (CISM) designation, and has more than 20 years of IT, cybersecurity, audit and risk management experience in the industrial manufacturing industry. The Chief Information Security Officer reports to our Chief Information Officer. These leaders provide regular updates, at least quarterly, to the Audit Committee of the Board on cybersecurity risks. Through these updates, the Audit Committee receives a cybersecurity dashboard illustrating cybersecurity priorities and the status of key initiatives.

The Product Cybersecurity function, which is responsible for the administration of our product cybersecurity program, is led by the Principal Engineer – Product Cybersecurity, who is a Cybersecurity Certified Automotive Engineer (CSCAE) and has more than 40 years of embedded electronic systems design experience. The Principal Engineer – Product Cybersecurity works directly with the Chief Technical Officer. These leaders provide regular updates to the SET Committee of the Board on product-related cybersecurity risks. Through these updates, the SET Committee receives a report discussing product-level vulnerability management, product-level incident management and the status of relevant product cybersecurity activities.

Our processes for oversight of cybersecurity risks are integrated into our Enterprise Risk Management (ERM) program, which is led by the Executive Director, Global Risk. To govern the ERM program, we established an Executive Risk Council that meets regularly to review and monitor our most significant enterprise risks, and our prevention, detection and mitigation plans, including with respect to cybersecurity. The Executive Risk Council is comprised of senior leaders with cross-functional experience and responsibilities.

Our Board and its committees are engaged in the oversight of our most significant enterprise risks, including cybersecurity risks. We assign a member of our executive management team to report material information to our Board regarding these risks. The Audit Committee, working with the Chief Information Officer, provides oversight of the enterprise cybersecurity program. The SET Committee, working with the Chief Technical Officer, provides oversight of the product cybersecurity program.

Our Board, Audit Committee and SET Committee receive reports and information from our senior leaders who have functional responsibility for the mitigation of enterprise cybersecurity and product cybersecurity risks. These leaders meet with the committees on a regular basis and provide dashboards or reports, which summarize cybersecurity risks and action plans. The committees elevate matters to the Board as appropriate.

Cybersecurity Risk Management and Strategy

We have an Enterprise Cybersecurity Management Review Group (Enterprise Cybersecurity MRG), which functions as a steering committee to provide oversight and strategic direction for the enterprise cybersecurity program. The Enterprise Cybersecurity MRG is comprised of senior leaders with cross-functional experience and responsibilities. This MRG meets regularly with our Chief Information Security Officer to review the enterprise cybersecurity program and related risks. The MRG receives updates on the status of key cybersecurity initiatives and is responsible for our response to material cybersecurity incidents. For material cybersecurity incidents, our process is to escalate through the MRG to the Audit Committee and Board.

We have a Product Cybersecurity Management Review Group (Product Cybersecurity MRG), which functions as a steering committee to provide oversight and strategic direction for the product cybersecurity program. The Product Cybersecurity MRG is comprised of senior leaders with cross-functional experience and responsibilities. The Product Cybersecurity MRG meets regularly with the Principal Engineer – Product Cybersecurity to review the product cybersecurity program, including risks and the status of key initiatives.

Both the Enterprise and Product Cybersecurity functions administer policies related to cybersecurity in consultation with other stakeholders at the company. Our risk-based cybersecurity program is designed to protect, detect and respond to cybersecurity threats and incidents. This program, developed alongside the National Institute of Standards and Technology Cybersecurity Framework, aims to protect the confidentiality, integrity and availability of our IT assets and the data stored thereon. We also have a third-party risk management process, which is designed to assess and manage cybersecurity risks posed by third parties. This process is administered by the Enterprise Cybersecurity function, and through this program, the company evaluates the type of data that is shared with certain vendors with the goal of conducting risk-informed assessments. These assessments provide insights which the Enterprise Cybersecurity function uses to better manage third-party risks.

A cybersecurity operations team is in place to regularly monitor the environment for cybersecurity threats and incidents. We have incident response plans to assess and manage cybersecurity incidents. These plans include escalation procedures based on the nature and severity of the incident. The most critical incidents, which could be material to us, are escalated to executive management and the Enterprise Cybersecurity MRG. In addition, cyber insurance is in place, which may mitigate the impact of cybersecurity incidents.

We engage outside experts where appropriate to aid in maturing, implementing and testing the cybersecurity program and to review our cybersecurity operations. This includes incident response testing through tabletop exercises facilitated by external consultants. We have implemented training and awareness programs to educate our employees on cybersecurity risks, which includes regular educational phishing campaigns, and our Internal Audit function performs regular assessments of the design and operational effectiveness of the program's key processes and controls. We will continue to develop and mature our cybersecurity operations to respond to the dynamic cybersecurity landscape.

ITEM 2. Properties

Manufacturing Facilities

Our principal manufacturing facilities by segment are as follows:

Segment	U.S. Facilities	Facilities Outside the U.S.
Engine	**Indiana:** Columbus	**Brazil:** Sao Paulo
	New York: Lakewood	**India:** Phaltan
	North Carolina: Whitakers	**Mexico:** San Luis Potosi
		U.K.: Darlington
Components	**Indiana:** Columbus	**Brazil:** Sao Paulo
	North Carolina: Fletcher, Laurinburg	**China:** Wuxi
	South Carolina: Charleston, York	**India:** Phaltan
	Wisconsin: Mineral Point	**Italy:** Cameri
		Mexico: Ciudad Juarez, Monterrey, San Luis Potosi
		Netherlands: Roermond
		Sweden: Lindesberg
		U.K.: Darlington, Huddersfield
Power Systems	**Indiana:** Elkhart, Seymour	**Brazil:** Sao Paulo
	Minnesota: Fridley	**China:** Wuhan, Wuxi
	New Mexico: Clovis	**India:** Ahmednagar, Phaltan, Pune, Ranjangaon
	Wisconsin: Kenosha	**Mexico:** San Luis Potosi
		Romania: Craiova
		U.K.: Daventry
Accelera	**Indiana:** Columbus	**Belgium:** Oevel
	Minnesota: Fridley	**Canada:** Mississauga
	North Carolina: Fletcher, Forest City	**China:** Tianjin
		Germany: Herten
		Spain: Guadalajara

In addition, engines and engine components are manufactured by joint ventures or independent licensees at manufacturing plants in the U.S., China, India, Japan, Sweden, U.K. and Mexico.

Distribution Facilities

The principal distribution facilities that serve our segments are as follows:

U.S. Facilities	Facilities Outside the U.S.
Arizona: Avondale	**Australia:** Mackay, Perth
Colorado: Henderson	**Canada:** Fort McMurray, Sparwood
Kentucky: Florence [1]	**China:** Beijing
New Jersey: Kearny	**India:** Pune
Utah: West Valley City	**South Africa:** Johannesburg
	U.K.: Wellingborough

[1] Florence is a Components distribution facility.

Supply Chain Facilities

The principal supply chain facilities that serve our segments are as follows:

U.S. Facilities	Facilities Outside the U.S.
Georgia: Atlanta	**Belgium:** Rumst
Indiana: Columbus, Indianapolis, Whiteland	**Brazil:** Guarulhos
Nevada: Las Vegas	**China:** Beijing, Shanghai, Wuhan
Oregon: Portland	**India:** Phaltan, Pithampur
Pennsylvania: Harrisburg	**Mexico:** San Luis Potosi
Tennessee: Memphis	**Singapore:** Pandan Avenue
Texas: Dallas	**South Africa:** Johannesburg
	U.K.: Daventry

Other Facilities

We operate numerous management, research and development, marketing and administrative facilities globally.

ITEM 3.   Legal Proceedings

The matters described under "Legal Proceedings" in NOTE 14, "COMMITMENTS AND CONTINGENCIES," to our *Consolidated Financial Statements* are incorporated herein by reference.

ITEM 4.   Mine Safety Disclosures

Not Applicable.


PART II


ITEM 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NYSE under the symbol "CMI." For other matters related to our common stock and shareholders' equity, see NOTE 15, "CUMMINS INC. SHAREHOLDERS' EQUITY," to our *Consolidated Financial Statements*.

At December 31, 2025, there were 2,136 holders of record of Cummins Inc.'s $2.50 par value common stock.

The following information is provided pursuant to Item 703 of Regulation S-K:

Period	Issuer Purchases of Equity Securities			
	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions) [1]
October 1 - October 31	—	$ —	—	$ 2,218
November 1 - November 30	—	—	—	2,218
December 1 - December 31	—	—	—	2,218
Total	—	—	—	

[1] Shares repurchased under our Key Employee Stock Investment Plan only occur in the event of a participant default, which cannot be predicted, and were excluded from this column.

In December 2021, the Board authorized the acquisition of up to $2.0 billion of additional common stock upon completion of the $2.0 billion repurchase plan authorized in 2019. During the three months ended December 31, 2025, we did not make any repurchases of common stock. The dollar value remaining available for future purchases under the 2019 program at December 31, 2025, was $218 million, leaving a total of $2.2 billion available under all plans.

Our Key Employee Stock Investment Plan allows certain employees, other than officers, to purchase shares of common stock on an installment basis up to an established credit limit. We hold participants' shares as security for the loans and would, in effect, repurchase shares only if the participant defaulted in repayment of the loan. Shares associated with participants' sales are sold as open-market transactions via a third-party broker.

Performance Graph (Unaudited)

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any of our future filings under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total shareholder return on our common stock for the last five years with the cumulative total return on the S&P 500 Index and an index of peer companies selected by us. Our peer group includes AB Volvo, BorgWarner Inc., Caterpillar, Inc., Daimler Truck Holding AG, Dana Inc., Deere & Company, Eaton Corporation, Emerson Electric Co., Honeywell International, Illinois Tool Works Inc., PACCAR, Parker-Hannifin Corporation and Textron Inc. Daimler Truck Holding AG is excluded from the peer index in the following graph due to the corporate split and public filing in December 2021. Each of the measures of cumulative total return assumes reinvestment of dividends. The comparisons in this table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

AMONG CUMMINS INC., S&P 500 INDEX AND CUSTOM PEER GROUP



ASSUMES $100 INVESTED ON DECEMBER 31, 2020

ASSUMES DIVIDENDS REINVESTED

FISCAL YEAR ENDING DECEMBER 31, 2025

ITEM 6.   [Reserved]

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

ORGANIZATION OF INFORMATION

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) was prepared to provide the reader with a view and perspective of our business through the eyes of management and should be read in conjunction with our *Consolidated Financial Statements* and the accompanying notes to those financial statements. Our MD&A is presented in the following sections:

- **EXECUTIVE SUMMARY AND FINANCIAL HIGHLIGHTS**

- **RESULTS OF OPERATIONS**

- **REPORTABLE SEGMENT RESULTS**

- **2026 OUTLOOK**

- **LIQUIDITY AND CAPITAL RESOURCES**

- **APPLICATION OF CRITICAL ACCOUNTING ESTIMATES**

- **RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

The following is the discussion and analysis of changes in the financial condition and results of operations for fiscal year 2025 compared to fiscal year 2024. The discussion and analysis of fiscal year 2023 and changes in the financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023, that are not included in this Form 10-K, may be found in Part II, ITEM 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (SEC) on February 11, 2025.

EXECUTIVE SUMMARY AND FINANCIAL HIGHLIGHTS

Overview

We are a global power leader committed to powering a more prosperous world. Since 1919, we have delivered innovative solutions that move people, goods and economies forward. Our five reportable segments - Engine, Components, Distribution, Power Systems and Accelera - offer a broad portfolio, including advanced diesel, electric and hybrid powertrains; integrated power generation systems; critical components such as aftertreatment, turbochargers, fuel systems, controls, transmissions, axles and brakes; and zero emissions technologies like battery and electric powertrain systems. With a global footprint, deep technical expertise and an extensive service network, we deliver dependable, cutting-edge solutions tailored to our customers' needs, supporting them through the energy transition with our Destination Zero strategy. We sell our products to original equipment manufacturers (OEMs), distributors, dealers and other customers worldwide. We have long-standing relationships with many of the leading manufacturers in the markets we serve, including PACCAR Inc., Traton Group, Daimler Trucks AG and Stellantis N.V. We serve our customers through a service network of approximately 640 wholly-owned, joint venture and independent distributor locations and more than 13,000 Cummins certified dealer locations in approximately 190 countries and territories.

Our segment reporting structure is organized according to the products and markets each segment serves. The Engine segment produces engines (15 liters and smaller) and associated parts for sale to customers in on-highway and various off-highway markets. Our engines are used in trucks of all sizes, buses and recreational vehicles, as well as in various industrial applications, including construction, agriculture, power generation systems and other off-highway applications. The Components segment sells axles, drivelines, brakes and suspension systems for commercial diesel and natural gas applications, aftertreatment systems, turbochargers, fuel systems, valvetrain technologies, automated transmissions and electronics. The Distribution segment includes wholly-owned and partially-owned distributorships engaged in wholesaling engines, generator sets and service parts, as well as performing service and repair activities on our products, maintaining relationships with various OEMs throughout the world and providing selected sales and aftermarket support for our Accelera business. The Power Systems segment is an integrated power provider, which designs, manufactures and sells standby and prime power generators, engines (16 liters and larger) for standby and prime power generator sets and industrial applications (including mining, oil and gas, marine, rail and defense), alternators and other power components. The Accelera segment designs, manufactures, sells and supports electrified power systems with innovative components and subsystems, including battery and electric powertrain technologies. The Accelera segment is currently in the early stages of commercializing these technologies with efforts primarily focused on the development of electrified power systems and related components and subsystems. We continue to serve all our markets as they adopt electrification, meeting the needs of our OEM partners and end customers.

Our financial performance depends, in large part, on varying conditions in the markets we serve, particularly the on-highway, off-highway, power generation and general industrial markets. Demand in these markets tends to fluctuate in response to overall economic conditions. Our sales may also be impacted by OEM inventory levels, production schedules, stoppages and supply chain challenges. Economic downturns in markets we serve generally result in reduced sales of our products and can result in price reductions in certain products and/or markets. As a worldwide business, our operations are also affected by geopolitical risks, currency fluctuations, political and economic uncertainty, tariffs and related trade disruptions, public health crises (epidemics or pandemics) and regulatory matters, including adoption and enforcement of environmental and emission standards. As part of our growth strategy, we invest in businesses in certain countries that carry higher levels of these risks such as China, Brazil, India, Mexico and other countries in Europe, the Middle East and Africa. At the same time, our geographic diversity and broad product and service offerings have helped limit the impact from a drop in demand in any one industry, region, customer or the economy of any single country on our consolidated results.

Uncertain Global Trade Environment

We operate our business on a global basis and changes in international, national and regional trade laws, regulations and policies affecting and/or restricting international trade, including higher tariffs, trade disruptions (such as embargoes, sanctions and export controls) and broader geopolitical tensions, could adversely impact the demand for our products and our competitive position. The uncertain global trade environment, marked by the U.S. imposition of tariffs on certain countries, followed by the imposition of retaliatory tariffs and other actions against U.S. goods and services by certain countries has introduced significant market volatility and raised concerns about potential economic impacts. Our primary risks include reduced global movement of goods impacting freight activity, increased costs for suppliers and end-users and uncertainty around the availability of supply, all of which could contribute to a decline in business confidence, a reduction in demand for our products and increased product costs. We have and continue to look for ways to mitigate these costs including discussions with our suppliers, sourcing alternatives and agreements with our customers to recover these costs. The financial impact of tariffs, net of mitigation actions, was immaterial to our profitability and operating cash flows during 2025. Continued and increasing tariff costs, the effectiveness of our mitigation efforts and the resulting market volatility could materially and adversely affect our results of operations, financial condition and cash flows in the future. We will continue work to minimize the related impacts to our business to the extent possible. See the "OUTLOOK" section for a discussion of the potential tariff impacts for 2026.

Accelera Actions

During 2025, due to the continued rapid deterioration in our electrolyzer markets and overall hydrogen markets, along with significant uncertainty in the alternative power markets resulting from reductions in government incentives, we fully impaired all of the goodwill for our electrolyzer business and wrote off certain inventory in the third quarter of 2025, totaling $240 million. These conditions prompted a further strategic review of this business in the fourth quarter of 2025. As a result of market conditions and the current business outlook, we intend to stop new commercial activity in the electrolyzer space, subject to information and consultation in accordance with local legal requirements. We will continue to fulfill existing customer commitments. As a result of these actions, we recorded several additional charges in the fourth quarter of 2025 related to inventory write-downs, intangible and fixed asset impairments, lease impairments, contract terminations and severance, totaling $218 million. Total charges for all Accelera actions in 2025 were $458 million.

In the fourth quarter of 2024, our Accelera segment underwent a strategic review to better streamline operations as well as pace and re-focus investments on the most promising paths as the adoption of certain zero emission solutions slow. This review resulted in strategic reorganization actions, including decisions to consolidate certain manufacturing efforts, focus internal development efforts towards areas of differentiation while continuing to leverage partners and reduce our investments in certain technologies, joint ventures and markets. In addition, declining customer demand in certain key product lines caused us to re-evaluate the recoverability of certain inventory items. As a result of these actions, we recorded several charges in the fourth quarter related to inventory write-downs, intangible and fixed asset impairments and joint venture impairments. Total charges for these strategic reorganization actions were $312 million. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

Divestiture of Atmus

On March 18, 2024, we completed the divestiture of our remaining 80.5 percent ownership of Atmus Filtration Technologies Inc. (Atmus) common stock through a tax-free split-off. The exchange resulted in a reduction of shares of our common stock outstanding by 5.6 million shares and a gain of approximately $1.3 billion. See NOTE 21, "ATMUS DIVESTITURE," to our *Consolidated Financial Statements* for additional information.

Settlement Agreements

In December 2023, we announced that we reached an agreement in principle with the U.S. Environmental Protection Agency (EPA), the California Air Resources Board (CARB), the Environmental and Natural Resources Division of the U.S. Department of Justice (DOJ) and the California Attorney General's Office to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S., which became final and effective in

April 2024 (collectively, the Settlement Agreements). We recorded a charge of $2.0 billion in the fourth quarter of 2023 to resolve the matters addressed by the Settlement Agreements involving approximately one million of our pick-up truck applications in the U.S. In the second quarter of 2024, we made $1.9 billion of payments required by the Settlement Agreements. See NOTE 14, COMMITMENTS AND CONTINGENCIES," to our *Consolidated Financial Statements* for additional information.

2025 Results

A summary of our results is as follows:

	Years ended December 31,					
In millions, except per share amounts	2025	(1)	2024	(2)	2023	(3)
Net sales	$ 33,670		$ 34,102		$ 34,065	
Net income attributable to Cummins Inc.	2,843		3,946		735	
Earnings per common share attributable to Cummins Inc.						
Basic	$ 20.62		$ 28.55		$ 5.19	
Diluted	20.50		28.37		5.15	

[1] Net income and earnings per common share included $458 million of charges for Accelera actions for the year ended December 31, 2025. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

[2] Net income and earnings per common share included the $1.3 billion non-taxable gain associated with the divestiture of Atmus and $312 million of charges related to the Accelera strategic reorganization for the year ended December 31, 2024. See NOTE 21, "ATMUS DIVESTITURE," and NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

[3] Net income and earnings per common share included a $2.0 billion charge related to the Settlement Agreements for the year ended December 31, 2023. See NOTE 14, "COMMITMENTS AND CONTINGENCIES," to our *Consolidated Financial Statements* for additional information.

Net income attributable to Cummins Inc. for 2025 was $2.8 billion, or $20.50 per diluted share, on sales of $33.7 billion, compared to 2024 net income attributable to Cummins Inc. of $3.9 billion, or $28.37 per diluted share, on sales of $34.1 billion. The decreases in net income attributable to Cummins Inc. and earnings per diluted share were driven by the absence of the $1.3 billion gain recognized on the divestiture of Atmus in the first quarter of 2024, lower demand in on-highway commercial truck markets and Accelera actions in the second half of 2025, partially offset by the strong growth in power generation markets, especially data center and commercial markets, favorable non-tariff pricing mainly related to the launch of updated engine products in light-duty automotive markets and lower compensation expenses. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

The table below presents our consolidated net sales by country based on the location of the customer:

						Favorable/(Unfavorable)			
	Years ended December 31,					2025 vs. 2024		2024 vs. 2023	
In millions	2025		2024		2023	Amount	Percent	Amount	Percent
United States and Canada	$ 20,165	$	20,820	$	20,650	$ (655)	(3)%	$ 170	1 %
International	13,505		13,282		13,415	223	2 %	(133)	(1)%
Total net sales	$ 33,670	$	34,102	$	34,065	$ (432)	(1)%	$ 37	— %

Worldwide revenues decreased by 1 percent in 2025 compared to 2024, mainly due to weaker demand in on-highway commercial truck markets and the divestiture of Atmus in the first quarter of 2024, partially offset by higher demand in power generation markets, especially data center and commercial markets, non-tariff pricing mainly related to the launch of updated engine products in light-duty automotive markets and customer tariff recoveries. Net sales in the U.S. and Canada declined by 3 percent mainly due to lower demand in heavy-duty and medium-duty truck markets and the divestiture of Atmus, partially offset by higher sales in power generation markets and non-tariff pricing mainly related to the launch of updated engine products in light-duty automotive markets. International sales (excludes the U.S. and Canada) improved by 2 percent, primarily due to higher sales in China and Europe, partially offset by lower sales in Latin America. The increase in international sales was primarily due to higher demand in power generation markets and increased off-highway demand (primarily construction), partially offset by weaker demand in on-highway commercial truck markets and the divestiture of Atmus. See NOTE 21, "ATMUS DIVESTITURE," to our *Consolidated Financial Statements* for additional information.

The following table contains sales and EBITDA (defined as earnings or losses before interest expense, income taxes, depreciation and amortization and noncontrolling interests) by reportable segment for the years ended December 31, 2025 and 2024. See NOTE 24, "REPORTABLE SEGMENTS," to our *Consolidated Financial Statements* for additional information and a reconciliation of our segment information to the corresponding amounts in our *Consolidated Statements of Net Income*.

	Reportable Segments							
	2025			**2024**			**Percent change 2025 vs. 2024**	
In millions	Sales	Percent of Total	EBITDA	Sales	Percent of Total	EBITDA	Sales	EBITDA
Engine	**$ 10,875**	**26 %**	**$ 1,382**	$ 11,712	28 %	$ 1,653	(7)%	(16)%
Components	**10,149**	**25 %**	**1,398**	11,679	28 %	1,591	(13)%	(12)%
Distribution	**12,405**	**30 %**	**1,808**	11,384	27 %	1,378	9 %	31 %
Power Systems	**7,463**	**18 %**	**1,694**	6,408	16 %	1,180	16 %	44 %
Accelera	**460**	**1 %**	**(896)** [1]	414	1 %	(764) [2]	11 %	(17)%
Total segments	**41,352**	**100 %**	**5,386**	41,597	100 %	5,038	(1)%	7 %
Intersegment eliminations	**(7,682)**		**(1)**	(7,495)		1,288 [3]	2 %	NM
Total	**$ 33,670**		**$ 5,385**	$ 34,102		$ 6,326 [3]	(1)%	(15)%

"NM" - not meaningful information

[1] Accelera EBITDA included $458 million of charges for Accelera actions for the year ended December 31, 2025. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

[2] Accelera EBITDA included $312 million of strategic reorganization action charges in the fourth quarter of 2024. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

[3] Intersegment eliminations and total EBITDA included a $1.3 billion gain recognized on the divestiture of Atmus, and total EBITDA included $35 million of costs associated with the divestiture of Atmus. See NOTE 21, "ATMUS DIVESTITURE," to our *Consolidated Financial Statements* for additional information.

2025 Highlights

We generated $3.6 billion in cash from operations for the year ended December 31, 2025, compared to $1.5 billion in 2024. The $2.1 billion increase was mainly due to the absence of $1.9 billion of payments in 2024 required by the Settlement Agreements. See the section titled "Cash Flows" in the "LIQUIDITY AND CAPITAL RESOURCES" section for a discussion of items impacting cash flows. See NOTE 14, "COMMITMENTS AND CONTINGENCIES," to our *Consolidated Financial Statements* for additional information on the Settlement Agreements.

Our debt to capital ratio (total capital defined as debt plus equity) at December 31, 2025, was 36.0 percent, compared to 38.4 percent at December 31, 2024. The decrease was primarily due to increased equity balances from strong earnings since December 31, 2024, partially offset by higher debt balances at December 31, 2025. At December 31, 2025, we had $3.6 billion in cash and marketable securities on hand and access to our $4.0 billion credit facilities (net of $353 million of commercial paper outstanding), if necessary, to meet working capital, investment, acquisition and funding needs.

In the second half of 2025, we recorded $458 million of charges for Accelera actions. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

In December 2025, we entered into a series of interest rate swaps to effectively convert $150 million of our senior notes, due in 2054, from a fixed rate of 5.45 percent to a floating rate equal to the daily United States Dollar Secured Overnight Financing Rate (USD SOFR) plus a spread through February 2041. See NOTE 20, "DERIVATIVES," to our *Consolidated Financial Statements* for additional information.

In September 2025, we repaid our $500 million 0.75 percent senior notes, due in 2025, using cash on hand. See NOTE 12, "DEBT," to our *Consolidated Financial Statements* for additional information.

In July 2025, the Board of Directors (Board) authorized an increase to our quarterly dividend of approximately 10 percent from $1.82 per share to $2.00 per share.

On July 4, 2025, the One Big Beautiful Bill Act (The Act) was signed into law, enacting significant changes to U.S. federal income tax rules affecting corporations, such as the ability to immediately deduct domestic research and development costs, restoration of elective 100 percent bonus depreciation for qualified property and changes to the international tax provisions. See NOTE 4, "INCOME TAXES," to our *Consolidated Financial Statements* for additional information.

On June 2, 2025, we entered into an amended and restated 5-year credit agreement that allows us to borrow up to $2.0 billion of unsecured funds at any time prior to June 2, 2030. The credit agreement amended and restated the prior $2.0 billion 5-year credit agreement that would have matured on June 3, 2029. We also entered into a new 3-year credit agreement that allows us to borrow up to $2.0 billion of unsecured funds at any time prior to June 2, 2028. The credit agreement replaced the prior $2.0 billion 364-day credit facility that matured on June 2, 2025.

On May 9, 2025, we issued $2.0 billion aggregate principal amount of senior unsecured notes consisting of $300 million aggregate principal amount of 4.25 percent senior unsecured notes due in 2028, $700 million aggregate principal amount of 4.70 percent senior unsecured notes due in 2031 and $1.0 billion aggregate principal amount of 5.30 percent senior unsecured notes due in 2035. Net of the discount and underwriter fees, we received net proceeds of $1.99 billion. See NOTE 12, "DEBT," to our *Consolidated Financial Statements* for additional information.

In 2025, the investment gain on our U.S. pension trusts was 10.1 percent, while our U.K. pension trusts' loss was 0.8 percent. Our global pension plans, including our unfunded and non-qualified plans, were 112 percent funded at December 31, 2025. Our U.S. defined benefit plans (qualified and non-qualified), which represented approximately 70 percent of the worldwide pension obligation, were 115 percent funded, and our U.K. defined benefit plans were 105 percent funded at December 31, 2025. We expect to contribute approximately $51 million in cash to our global pension plans in 2026. In addition, we expect our 2026 net periodic pension cost to approximate $73 million. See "APPLICATION OF CRITICAL ACCOUNTING ESTIMATES" and NOTE 10, "PENSIONS AND OTHER POSTRETIREMENT BENEFITS," to our *Consolidated Financial Statements* for additional information concerning our pension and other postretirement benefit plans.

As of the date of this filing, our credit ratings and outlooks from the credit rating agencies remain unchanged. See the section titled "Credit Ratings" in the "LIQUIDITY AND CAPITAL RESOURCES" section for our current ratings.

RESULTS OF OPERATIONS

In millions (except per share amounts)	Years ended December 31, 2025	2024	2023	Favorable/(Unfavorable) 2025 vs. 2024 Amount	Percent	2024 vs. 2023 Amount	Percent
NET SALES	$ 33,670	$ 34,102	$ 34,065	$ (432)	(1)%	$ 37	— %
Cost of sales	25,154	25,663	25,816	509	2 %	153	1 %
GROSS MARGIN	8,516	8,439	8,249	77	1 %	190	2 %
OPERATING EXPENSES AND INCOME							
Selling, general and administrative expenses	3,125	3,275	3,333	150	5 %	58	2 %
Research, development and engineering expenses	1,396	1,463	1,500	67	5 %	37	2 %
Equity, royalty and interest income from investees	469	395	483	74	19 %	(88)	(18)%
Other operating expense, net	439	346	2,138	(93)	(27)%	1,792	84 %
OPERATING INCOME	4,025	3,750	1,761	275	7 %	1,989	NM
Interest expense	329	370	375	41	11 %	5	1 %
Other income, net	267	1,523	240	(1,256)	(82)%	1,283	NM
INCOME BEFORE INCOME TAXES	3,963	4,903	1,626	(940)	(19)%	3,277	NM
Income tax expense	1,006	835	786	(171)	(20)%	(49)	(6)%
CONSOLIDATED NET INCOME	2,957	4,068	840	(1,111)	(27)%	3,228	NM
Less: Net income attributable to noncontrolling interests	114	122	105	8	7 %	(17)	(16)%
NET INCOME ATTRIBUTABLE TO CUMMINS INC.	$ 2,843	$ 3,946	$ 735	$ (1,103)	(28)%	$ 3,211	NM
Diluted earnings per common share attributable to Cummins Inc.	$ 20.50	$ 28.37	$ 5.15	$ (7.87)	(28)%	$ 23.22	NM

"NM" - not meaningful information

Percent of sales	2025	2024	2023	Favorable/(Unfavorable) Percentage Points 2025 vs. 2024	2024 vs. 2023
Gross margin	25.3 %	24.7 %	24.2 %	0.6	0.5
Selling, general and administrative expenses	9.3 %	9.6 %	9.8 %	0.3	0.2
Research, development and engineering expenses	4.1 %	4.3 %	4.4 %	0.2	0.1

2025 vs. 2024

Net Sales

Net sales decreased $432 million, primarily driven by the following:

- Component segment sales decreased 13 percent mainly due to lower demand in North American heavy-duty and medium-duty truck markets and the divestiture of Atmus on March 18, 2024. See NOTE 21, "ATMUS DIVESTITURE," to our *Consolidated Financial Statements* for additional information.

- Engine segment sales decreased 7 percent mainly due to lower demand in North American heavy-duty and medium-duty truck markets.

These decreases were partially offset by the following:

- Power Systems segment sales increased 16 percent primarily due to higher demand in power generation markets, especially in North America and China.

- Distribution segment sales increased 9 percent primarily due to higher demand in power generation markets, especially in North America.

Sales to international markets (excluding the U.S. and Canada), based on location of customers, were 40 percent of total net sales in 2025, compared with 39 percent of total net sales in 2024. A more detailed discussion of sales by segment is presented in the "REPORTABLE SEGMENT RESULTS" section.

Cost of Sales

The types of expenses included in cost of sales are the following: parts and material consumption, including direct and indirect materials; compensation and related expenses, including variable compensation, salaries and fringe benefits; depreciation on production equipment and facilities and amortization of technology intangibles; estimated costs of warranty programs and campaigns; production utilities; production-related purchasing; warehousing, including receiving and inspection; freight costs; engineering support costs; repairs and maintenance; production and warehousing facility property insurance and rent for production facilities and other production overhead. Cost of sales in 2025 and 2024 included $157 million and $112 million, respectively of inventory write-downs, contract termination costs and severance in our Accelera segment. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

Gross Margin

Gross margin increased $77 million and increased 0.6 points as a percentage of sales. The increases were mainly due to strong growth in power generation markets, especially data center and commercial markets, as well as favorable non-tariff related pricing mainly due to the launch of updated engine products in light-duty automotive markets, partially offset by lower demand in on-highway commercial truck markets and the absence of Atmus sales. The net impact of tariff costs and related recoveries was immaterial for the year ended December 31, 2025. The provision for base warranties issued as a percentage of sales was 1.9 percent in 2025 and 1.9 percent in 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $150 million and decreased 0.3 points as a percentage of sales. The decreases were primarily due to lower compensation expenses. Compensation and related expenses include salaries, fringe benefits and variable compensation.

Research, Development and Engineering Expenses

Research, development and engineering expenses decreased $67 million and decreased 0.2 points as a percentage of sales. The decreases were mainly due to lower compensation expenses. Compensation and related expenses include salaries, fringe benefits and variable compensation.

Research activities continue to focus on development of new products and improvements of current technologies to meet future emission standards around the world, improvements in fuel economy performance of diesel and natural gas-powered engines and related components, as well as development activities around electrified power systems with innovative components and systems including battery and electric power technologies.

Equity, Royalty and Interest Income From Investees

Equity, royalty and interest income from investees increased $74 million, primarily due to increased earnings at Chongqing Cummins Engine Co., Ltd. and Beijing Foton Cummins Engine Co., Ltd. and the absence of a joint venture consolidated in the first quarter of 2025 with prior year losses, partially offset by lower earnings at Sistemas Automotrices de Mexico S.A. de C.V. See NOTE 3, "INVESTMENTS IN EQUITY INVESTEES," to our *Consolidated Financial Statements* for additional information.

Other Operating Expense, Net

Other operating expense, net was as follows:

In millions	Years ended December 31,			
		2025		2024
Accelera actions [1]	$	(292)	$	(171)
Amortization of intangible assets		(133)		(129)
Loss on write-off of assets		(17)		(17)
Royalty income, net		11		8
Other, net		(8)		(37)
Total other operating expense, net	$	(439)	$	(346)

[1] See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

Interest Expense

Interest expense decreased $41 million, primarily due to lower weighted-average interest rates, partially offset by higher average debt balances.

Other Income, Net

Other income, net was as follows:

In millions	Years ended December 31,	
	2025	**2024**
Interest income	$ **106**	$ 87
Non-service pension and OPEB income	**66**	112
Gain on corporate owned life insurance	**38**	6
Gain on sale of marketable securities, net	**22**	8
Foreign currency gain (loss), net	**5**	(41)
Gain related to divestiture of Atmus [1]	**—**	1,333
Other, net	**30**	18
Total other income, net	$ **267**	$ 1,523

[1] See NOTE 21, "ATMUS DIVESTITURE," to our *Consolidated Financial Statements* for additional information.

Income Tax Expense

On July 4, 2025, The Act was signed into law, enacting significant changes to U.S. federal income tax rules affecting corporations, such as the ability to immediately deduct domestic research and development costs, restoration of elective 100 percent bonus depreciation for qualified property and changes to the international tax provisions. Implementation of The Act resulted in an increase to tax expense of $39 million in the second half of 2025, primarily due to a reduction in the foreign income deduction and changes to the research and development tax credit. Additionally, certain provisions of The Act resulted in lower U.S. tax-related cash payments in 2025 and should result in lower U.S. tax-related payments for the next several fiscal years.

Our effective tax rate for 2025 was 25.4 percent compared to 17.0 percent for 2024.

The year ended December 31, 2025, contained net favorable discrete tax items of $75 million, primarily due to $51 million of favorable adjustments for uncertain tax positions, $15 million of favorable adjustments for share-based compensation tax benefits, $7 million of favorable return to provision adjustments and $2 million of other favorable adjustments.

The year ended December 31, 2024, contained net favorable discrete tax items primarily due to the $1.3 billion non-taxable gain on the Atmus split-off. Other discrete tax items were net favorable by $59 million, primarily due to $52 million of favorable return to provision adjustments, $22 million of favorable share-based compensation tax benefits, $21 million of favorable adjustments related to audit settlements and $20 million of favorable adjustments from tax return amendments, partially offset by $50 million of unfavorable adjustments related to Accelera strategic reorganization actions and a net $6 million of other unfavorable adjustments. See NOTE 21, "ATMUS DIVESTITURE," and NOTE 22, "ACCELERA ACTIONS" to our *Consolidated Financial Statements* for additional information.

The change in the effective tax rate for the year ended December 31, 2025, versus year ended December 31, 2024, was primarily due to the absence of the non-taxable gain on the Atmus split-off, the impact of the Act and additional tax expense from the Accelera actions. See NOTE 22, "ACCELERA ACTIONS" to our *Consolidated Financial Statements* for additional information.

Our effective tax rate for 2026 is expected to approximate 24.0 percent, excluding any discrete tax items that may arise.

Net Income Attributable to Noncontrolling Interests

Noncontrolling interests eliminate the income or loss attributable to non-Cummins ownership interests in our consolidated entities. Noncontrolling interests in income of consolidated subsidiaries decreased $8 million primarily due to losses from a former joint venture consolidated in the first quarter of 2025, the divestiture of Atmus and lower earnings at our other joint ventures, partially offset by higher earnings at Cummins India Limited.

2024 vs. 2023

For all prior year segment results comparisons to 2023 see the Results of Operations section of our 2024 Form 10-K.

Comprehensive Income - Foreign Currency Translation Adjustment

The foreign currency translation adjustment was a net gain of $244 million and net loss of $276 million for the years ended December 31, 2025 and 2024, respectively. The details were as follows:

	Years ended December 31,				
	2025			**2024**	
In millions	**Translation adjustment**	**Primary currency driver vs. U.S. dollar**		**Translation adjustment**	**Primary currency driver vs. U.S. dollar**
Wholly-owned subsidiaries	$ 227	Euro, British pound and Brazilian real	$	(245)	Brazilian real, Chinese renminbi, Euro and Indian rupee
Equity method investments	30	Chinese renminbi, partially offset by Indian rupee		(15)	Chinese renminbi and Brazilian real, partially offset by Indian rupee
Consolidated subsidiaries with a noncontrolling interest	(13)	Indian rupee, partially offset by Euro		(16)	Indian rupee
Total	$ 244		$	(276)	

For all prior year foreign currency translation adjustment results comparisons to 2023 see the Results of Operations section of our 2024 Form 10-K.

REPORTABLE SEGMENT RESULTS

Our reportable segments consist of the Engine, Components, Distribution, Power Systems and Accelera segments. This reporting structure is organized according to the products and markets each segment serves. We use segment EBITDA as the basis for the Chief Operating Decision Maker to evaluate the performance of each of our reportable segments. We believe EBITDA is a useful measure of our operating performance as it assists investors and debt holders in comparing our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. Segment amounts exclude certain expenses not specifically identifiable to segments. See NOTE 24, "REPORTABLE SEGMENTS," to our *Consolidated Financial Statements* for additional information and a reconciliation of our segment information to the corresponding amounts in our *Consolidated Statements of Net Income*.

Tariff related costs and recoveries in 2025 were evaluated independently of all other drivers included in the disclosures below and all references to "price" and "material cost" variances exclude these separately evaluated tariff costs and recoveries. The net impact of tariff costs and related recoveries were immaterial to each reportable segment's EBITDA, unless specifically noted.

Following is a discussion of results for each of our reportable segments. For all prior year segment results comparisons to 2023 see the Results of Operations section of our 2024 Form 10-K.

Engine Segment Results

Financial data for the Engine segment was as follows:

					Favorable/(Unfavorable)			
					2025 vs. 2024		2024 vs. 2023	
	Years ended December 31,							
In millions	2025	2024	2023	Amount	Percent	Amount	Percent	
External sales	$ 8,104	$ 8,987	$ 8,874	$ (883)	(10)%	$ 113	1 %	
Intersegment sales	2,771	2,725	2,810	46	2 %	(85)	(3)%	
Total sales	10,875	11,712	11,684	(837)	(7)%	28	— %	
Research, development and engineering expenses	624	616	614	(8)	(1)%	(2)	— %	
Equity, royalty and interest income from investees	254	212	251	42	20 %	(39)	(16)%	
Interest income	37	17	19	20	NM	(2)	(11)%	
Segment EBITDA	1,382	1,653	1,630	(271)	(16)%	23	1 %	
					Percentage Points		**Percentage Points**	
Segment EBITDA as a percentage of total sales	12.7 %	14.1 %	14.0 %		(1.4)		0.1	

"NM" - not meaningful information

Sales for our Engine segment by market were as follows:

					Favorable/(Unfavorable)			
					2025 vs. 2024		2024 vs. 2023	
	Years ended December 31,							
In millions	2025	2024	2023	Amount	Percent	Amount	Percent	
Heavy-duty truck	$ 3,489	$ 4,244	$ 4,399	$ (755)	(18)%	$ (155)	(4)%	
Medium-duty truck and bus	3,613	4,166	3,670	(553)	(13)%	496	14 %	
Light-duty automotive	1,930	1,595	1,762	335	21 %	(167)	(9)%	
Total on-highway	9,032	10,005	9,831	(973)	(10)%	174	2 %	
Off-highway	1,843	1,707	1,853	136	8 %	(146)	(8)%	
Total sales	$ 10,875	$ 11,712	$ 11,684	$ (837)	(7)%	$ 28	— %	
					Percentage Points		**Percentage Points**	
On-highway sales as percentage of total sales	83 %	85 %	84 %		(2)		1	

Unit shipments by engine classification (including unit shipments to Power Systems and off-highway engine units included in their respective classification) were as follows:

				Favorable/(Unfavorable)			
				2025 vs. 2024		2024 vs. 2023	
	Years ended December 31,						
	2025	2024	2023	Amount	Percent	Amount	Percent
Heavy-duty	101,900	132,900	141,900	(31,000)	(23)%	(9,000)	(6)%
Medium-duty	280,500	310,300	294,100	(29,800)	(10)%	16,200	6 %
Light-duty	171,800	189,400	211,500	(17,600)	(9)%	(22,100)	(10)%
Total unit shipments	554,200	632,600	647,500	(78,400)	(12)%	(14,900)	(2)%

_**2025 vs. 2024**_

**Sales**

Engine segment sales decreased $837 million. The following were the primary drivers by market:

- Heavy-duty truck sales decreased $755 million principally due to lower demand, especially in North America with shipments down 27 percent.

- Medium-duty truck and bus sales decreased $553 million primarily due to lower truck demand, especially in North America with shipments down 31 percent.

These decreases were partially offset by the following increases:

- Light-duty automotive sales increased $335 million primarily due to non-tariff pricing mainly related to the launch of updated engine products.

- Off-highway sales increased $136 million primarily due to higher international construction demand, especially in China.

Segment EBITDA

Engine segment EBITDA decreased $271 million primarily due to lower volumes, unfavorable mix, increased product coverage costs and higher material costs, partially offset by favorable pricing. Unfavorable material costs and favorable pricing were primarily related to the launch of updated products in light-duty automotive markets.

Components Segment Results

On March 18, 2024, we completed the divestiture of our remaining 80.5 percent ownership of Atmus common stock through a tax-free split-off. See NOTE 21, "ATMUS DIVESTITURE," to our *Consolidated Financial Statements* for additional information.

Financial data for the Components segment was as follows:

| | | | | Favorable/(Unfavorable) | | | |
| | Years ended December 31, | | | 2025 vs. 2024 | | 2024 vs. 2023 | |
In millions	2025	2024	2023	Amount	Percent	Amount	Percent
External sales	$ 8,643	$ 9,894	$ 11,531	$ (1,251)	(13)%	$ (1,637)	(14)%
Intersegment sales	1,506	1,785	1,878	(279)	(16)%	(93)	(5)%
Total sales	10,149	11,679	13,409	(1,530)	(13)%	(1,730)	(13)%
Research, development and engineering expenses	280	328	387	48	15 %	59	15 %
Equity, royalty and interest income from investees	31	64	97	(33)	(52)%	(33)	(34)%
Interest income	29	25	31	4	16 %	(6)	(19)%
Segment EBITDA	1,398	1,591 [(1)]	1,840 [(1)]	(193)	(12)%	(249)	(14)%

				Percentage Points		Percentage Points	
Segment EBITDA as a percentage of total sales	13.8 %	13.6 %	13.7 %	0.2		(0.1)	

[(1)] Included $21 million and $78 million of costs associated with the divestiture of Atmus for the years ended December 31, 2024 and 2023, respectively.

Sales for our Components segment by business were as follows:

| | | | | Favorable/(Unfavorable) | | | |
| | Years ended December 31, | | | 2025 vs. 2024 | | 2024 vs. 2023 | |
In millions	2025	2024	2023	Amount	Percent	Amount	Percent
Drivetrain and braking systems	$ 3,986	$ 4,733	$ 4,822	$ (747)	(16)%	$ (89)	(2)%
Emission solutions	3,457	3,601	3,835	(144)	(4)%	(234)	(6)%
Components and software	2,283	2,404	2,409	(121)	(5)%	(5)	— %
Automated transmissions	423	588	714	(165)	(28)%	(126)	(18)%
Atmus	—	353 [(1)]	1,629	(353)	(100)%	(1,276)	(78)%
Total sales	$ 10,149	$ 11,679	$ 13,409	$ (1,530)	(13)%	$ (1,730)	(13)%

[(1)] Included sales through the March 18, 2024 divestiture.

2025 vs. 2024

Sales

Components segment sales decreased $1.5 billion across all businesses. The following were the primary drivers by business:

- Drivetrain and braking systems sales decreased $747 million primarily due to lower demand in North America and lower sales in India due to changes in the business model.

- Sales decreased $353 million due to the Atmus divestiture on March 18, 2024.

Segment EBITDA

Components segment EBITDA decreased $193 million, primarily due to lower volumes, partially offset by decreased compensation expenses, lower product coverage costs and reduced material costs.

Distribution Segment Results

Financial data for the Distribution segment was as follows:

| | | | | Favorable/(Unfavorable) | | | |
| | Years ended December 31, | | | 2025 vs. 2024 | | 2024 vs. 2023 | |
In millions	2025	2024	2023	Amount	Percent	Amount	Percent
External sales	$ 12,386	$ 11,352	$ 10,199	$ 1,034	9 %	$ 1,153	11 %
Intersegment sales	19	32	50	(13)	(41)%	(18)	(36)%
Total sales	12,405	11,384	10,249	1,021	9 %	1,135	11 %
Research, development and engineering expenses	53	55	57	2	4 %	2	4 %
Equity, royalty and interest income from investees	105	90	97	15	17 %	(7)	(7)%
Interest income	23	37	34	(14)	(38)%	3	9 %
Segment EBITDA	1,808	1,378	1,209	430	31 %	169	14 %

				Percentage Points	Percentage Points
Segment EBITDA as a percentage of total sales	14.6 %	12.1 %	11.8 %	2.5	0.3

Sales for our Distribution segment by region, were as follows:

| | | | | Favorable/(Unfavorable) | | | |
| | Years ended December 31, | | | 2025 vs. 2024 | | 2024 vs. 2023 | |
In millions	2025	2024	2023	Amount	Percent	Amount	Percent
North America	$ 8,629	$ 7,625	$ 7,081	$ 1,004	13 %	$ 544	8 %
Europe	1,186	1,184	853	2	— %	331	39 %
Asia Pacific	1,152	1,245	1,096	(93)	(7)%	149	14 %
China	514	478	430	36	8 %	48	11 %
India	365	317	270	48	15 %	47	17 %
Latin America	291	267	225	24	9 %	42	19 %
Africa and Middle East	268	268	294	—	— %	(26)	(9)%
Total sales	$ 12,405	$ 11,384	$ 10,249	$ 1,021	9 %	$ 1,135	11 %

Sales for our Distribution segment by product line were as follows:

	Years ended December 31,			Favorable/(Unfavorable)			
				2025 vs. 2024		2024 vs. 2023	
In millions	2025	2024	2023	Amount	Percent	Amount	Percent
Power generation	**$ 4,932**	$ 3,972	$ 2,509	$ 960	24 %	$ 1,463	58 %
Parts	**4,083**	3,980	4,071	103	3 %	(91)	(2)%
Service	**1,798**	1,753	1,672	45	3 %	81	5 %
Engines	**1,592**	1,679	1,997	(87)	(5)%	(318)	(16)%
Total sales	**$ 12,405**	$ 11,384	$ 10,249	$ 1,021	9 %	$ 1,135	11 %

2025 vs. 2024

Sales

Distribution segment sales increased $1.0 billion, due to increased sales in North America of $1.0 billion principally from higher demand in power generation markets, especially data center and commercial markets.

Segment EBITDA

Distribution segment EBITDA increased $430 million, primarily due to increased power generation volumes in North America, improved mix, favorable pricing, decreased compensation expenses, lower material costs and improved operational leverage.

Power Systems Segment Results

Financial data for the Power Systems segment was as follows:

	Years ended December 31,			Favorable/(Unfavorable)			
				2025 vs. 2024		2024 vs. 2023	
In millions	2025	2024	2023	Amount	Percent	Amount	Percent
External sales	**$ 4,114**	$ 3,500	$ 3,125	$ 614	18 %	$ 375	12 %
Intersegment sales	**3,349**	2,908	2,548	441	15 %	360	14 %
Total sales	**7,463**	6,408	5,673	1,055	16 %	735	13 %
Research, development and engineering expenses	**253**	236	237	(17)	(7)%	1	— %
Equity, royalty and interest income from investees	**109**	79	53	30	38 %	26	49 %
Interest income	**16**	7	9	9	NM	(2)	(22)%
Segment EBITDA	**1,694**	1,180	836	514	44 %	344	41 %
				Percentage Points		Percentage Points	
Segment EBITDA as a percentage of total sales	**22.7 %**	18.4 %	14.7 %	4.3		3.7	

"NM" - not meaningful information

Sales for our Power Systems segment by product line were as follows:

	Years ended December 31,			Favorable/(Unfavorable)			
				2025 vs. 2024		2024 vs. 2023	
In millions	2025	2024	2023	Amount	Percent	Amount	Percent
Power generation	**$ 4,731**	$ 3,985	$ 3,340	$ 746	19 %	$ 645	19 %
Industrial	**2,063**	1,932	1,854	131	7 %	78	4 %
Generator technologies	**669**	491	479	178	36 %	12	3 %
Total sales	**$ 7,463**	$ 6,408	$ 5,673	$ 1,055	16 %	$ 735	13 %

2025 vs. 2024

Sales

Power Systems segment sales increased $1.1 billion, primarily due to higher power generation sales of $746 million, mainly from improved demand in North America and China.

Segment EBITDA

Power Systems segment EBITDA increased $514 million, primarily due to favorable pricing and higher volumes, partially offset by net tariff costs.

Accelera Segment Results

During 2025, due to the continued rapid deterioration in our electrolyzer markets and overall hydrogen markets, along with significant uncertainty in the alternative power markets resulting from reductions in government incentives, we fully impaired all of the goodwill for our electrolyzer business and wrote off certain inventory in the third quarter of 2025, totaling $240 million. These conditions prompted a further strategic review of this business in the fourth quarter of 2025. As a result of market conditions and the current business outlook, we intend to stop new commercial activity in the electrolyzer space, subject to information and consultation in accordance with local legal requirements. We will continue to fulfill existing customer commitments. As a result of these actions, we recorded several additional charges in the fourth quarter of 2025, totaling $218 million. Total charges for all Accelera actions in 2025 were $458 million. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

Financial data for the Accelera segment was as follows:

				Favorable/ (Unfavorable)		Favorable/ (Unfavorable)	
	Years ended December 31,			2025 vs. 2024		2024 vs. 2023	
In millions	**2025**	**2024**	**2023**	**Amount**	**Percent**	**Amount**	**Percent**
External sales	**$ 423**	$ 369	$ 336	$ 54	15 %	$ 33	10 %
Intersegment sales	**37**	45	18	(8)	(18)%	27	NM
Total sales	**460**	414	354	46	11 %	60	17 %
Research, development and engineering expenses	**186** (1)	226 (2)	203	40	18 %	(23)	(11)%
Equity, royalty and interest loss from investees	**(30)**	(50) (2)	(15)	20	40 %	(35)	NM
Interest income	**1**	1	2	—	— %	(1)	(50)%
Segment EBITDA	**(896)** (1)	(764) (2)	(443)	(132)	(17)%	(321)	(72)%

"NM" - not meaningful information

(1) Included $7 million of charges in research, development and engineering expenses and $458 million of charges in EBITDA for 2025 Accelera actions. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

(2) Included $2 million of charges in research, development and engineering expenses, $17 million of charges in equity, royalty and interest loss from investees and $312 million of charges in EBITDA, all related to strategic reorganization actions in the fourth quarter of 2024. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

2025 vs. 2024

Sales

Accelera segment sales increased $46 million mainly due to improved sales of electrified powertrains.

OUTLOOK

The uncertain global trade environment, characterized by tariffs, export controls and broader geopolitical tensions, has created significant market volatility while introducing uncertainty around future demand for capital goods as well as potential impacts to our supply chain and our related product costs. Given the breadth, severity and uncertain duration of these global trade measures, our outlook presented below could be negatively impacted by policy-driven volatility. We are proactively taking steps in our supply chain to mitigate impacts where possible and we are working with our customers to pass through incremental costs.

2026 Outlook

Our outlook reflects the following positive trends and challenges to our business that could impact our revenue and earnings potential in 2026.

Positive Trends

- We expect demand within markets served by our Power Systems business to remain strong, including the power generation and industrial markets.

- We anticipate our aftermarket business will remain stable, driven primarily by demand in our Engine and Power Systems businesses.

Challenges

- We expect demand for medium-duty and heavy-duty trucks in North America to remain weak in the first half of 2026.

- Increases in costs, tariffs, as well as other inflationary pressures, could negatively impact earnings.

- The potential for trade disruption, including embargoes, sanctions and export controls, could cause production disruptions and negatively impact earnings.

- The slower adoption of zero-emission solutions reduced Accelera's near-term revenue outlook, prompting significant restructuring actions and a refined strategic investment approach. While we anticipate these actions will gradually improve the cost structure, we expect ongoing investments in priority technologies to result in continued near-term operating losses.

Current Regulatory Challenges for 2026 and Beyond

- Changes in government policies (such as reduced incentives, delayed infrastructure mandates or revised emissions standards) may impact Accelera's ability to compete, scale or recover investments in zero-emission technologies including:

  ◦ The reduction of government incentives in the U.S. to support the adoption of hydrogen fuel, along with slower than expected market development in some international markets, has contributed to lower expectations for demand for our electrolyzer products. In the third quarter, we recorded non-cash charges for goodwill impairment and inventory write-downs related to the electrolyzer business, and in the fourth quarter of 2025 we recorded an additional $218 million of charges for Accelera actions. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

  ◦ The Board for our Amplify Cell Technologies LLC joint venture is reviewing the timing of investments as the result of changing market adoption projections.

- Our engines are subject to extensive statutory and regulatory requirements governing emissions, including greenhouse gas (GHG) standards set by the EPA and fuel consumption standards set by the National Highway Traffic Safety Administration (NHTSA). To comply with these regulations, we utilize banking and trading of regulatory compliance credits. In June 2025, NHTSA published an interpretive rule questioning the current regulatory framework of allowing credits as a compliance vehicle. In July 2025, the EPA published a proposed rule that would repeal GHG emissions standards and thus remove the requirement for vehicle and engine manufacturers to measure, control and report these emissions from vehicles. If both regulatory agencies finalize their indicated proposals, we will no longer utilize emission compliance credits on future engines sales and the credits would have minimal, if any, value to us. While the rules will likely be subject to legal challenges, in the period the rule is finalized, we could be required to incur a non-cash expense up to the value of our existing credits, which was $127 million at December 31, 2025.

LIQUIDITY AND CAPITAL RESOURCES

Key Working Capital and Balance Sheet Data

We fund our working capital with cash from operations and short-term borrowings, including commercial paper, when necessary. Various assets and liabilities, including short-term debt, can fluctuate significantly from month-to-month depending on short-term liquidity needs. As a result, working capital is a prime focus of management's attention. Working capital and balance sheet measures are provided in the following table:

Dollars in millions	December 31, 2025		December 31, 2024	
Working capital [(1)]	$	7,315	$	3,518
Current ratio		1.76		1.31
Accounts and notes receivable, net	$	5,818	$	5,181
Days' sales in receivables		60		58
Inventories	$	5,822	$	5,742
Inventory turnover		4.2		4.4
Accounts payable (principally trade)	$	3,800	$	3,951
Days' payable outstanding		58		60
Total debt	$	7,552	$	7,059
Total debt as a percent of total capital		36.0 %		38.4 %

[(1)] Working capital includes cash and cash equivalents.

Cash Flows

Cash and cash equivalents were impacted as follows:

In millions	Years ended December 31,					Change			
	2025		2024		2023	2025 vs. 2024		2024 vs. 2023	
Net cash provided by operating activities	$	3,621	$	1,487	$ 3,966	$	2,134	$	(2,479)
Net cash used in investing activities		(1,731)		(1,782)	(1,643)		51		(139)
Net cash used in financing activities		(772)		(173)	(2,177)		(599)		2,004
Effect of exchange rate changes on cash and cash equivalents		56		(40)	(68)		96		28
Net increase (decrease) in cash and cash equivalents	$	1,174	$	(508)	$ 78	$	1,682	$	(586)

2025 vs. 2024

Net cash provided by operating activities increased $2.1 billion, primarily due to lower working capital requirements of $1.3 billion and strong earnings. The lower working capital requirements resulted in a cash outflow of $0.9 billion compared to a cash outflow of $2.2 billion in the comparable period in 2024, mainly due to the absence of $1.9 billion of payments in 2024 required by the Settlement Agreements, partially offset by unfavorable changes in accounts and notes receivable. See NOTE 14, "COMMITMENTS AND CONTINGENCIES," to our *Consolidated Financial Statements* for additional information on the Settlement Agreements.

Net cash used in investing activities decreased $51 million, primarily due to the absence of cash associated with the Atmus divestiture of $174 million partially offset by higher net investments in marketable securities of $137 million.

Net cash used in financing activities increased $599 million, primarily due to increased commercial paper payments of $669 million and lower borrowing proceeds of $385 million, partially offset by lower payments on borrowings and finance lease obligations of $593 million, largely related to the absence of early payments of $1.1 billion on our term loan, due 2025, during 2024, partially offset by repayment of $500 million of our senior notes in 2025.

The effect of exchange rate changes on cash and cash equivalents increased $96 million, primarily due to favorable fluctuations in the Chinese renminbi, Euro and British pound.

2024 vs. 2023

For prior year liquidity comparisons see the Liquidity and Capital Resources section of our 2024 Form 10-K.

Sources of Liquidity

We typically generate significant ongoing cash flow and cash provided by operations is generally our principal source of liquidity. Our sources of liquidity include the following:

In millions	Total		U.S.		International		Primary location of international balances
					December 31, 2025		
Cash and cash equivalents	$	2,845	$	1,280	$	1,565	Singapore, China, Australia, Mexico, Belgium, Romania, France, Germany
Marketable securities [1]		764		85		679	India
Total	$	3,609	$	1,365	$	2,244	
Available credit capacity							
Revolving credit facilities [2]	$	3,647					
International and other uncommitted domestic credit facilities	$	798					

[1] The majority of marketable securities could be liquidated into cash within a few days.

[2] The 5-year credit facility for $2.0 billion and the 3-year credit facility for $2.0 billion, maturing June 2030 and June 2028, respectively, are maintained primarily to provide backup liquidity for our commercial paper borrowings and general corporate purposes. At December 31, 2025, we had $353 million of commercial paper outstanding, which effectively reduced our available capacity under our revolving credit facilities to $3.6 billion.

Cash, Cash Equivalents and Marketable Securities

A significant portion of our cash flows are generated outside the U.S. We manage our worldwide cash requirements considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. As a result, we do not anticipate any local liquidity restrictions to preclude us from funding our operating needs with local resources.

If we distribute our foreign cash balances to the U.S. or to other foreign subsidiaries, we could be required to accrue and pay withholding taxes, for example, if we repatriated cash from certain foreign subsidiaries whose earnings we asserted are completely or partially permanently reinvested. Foreign earnings for which we assert permanent reinvestment outside the U.S. consist primarily of earnings of our China, India, Canada (including underlying subsidiaries) and Netherlands domiciled subsidiaries. At present, we do not foresee a need to repatriate any earnings for which we assert permanent reinvestment. However, to help fund cash needs of the U.S. or other international subsidiaries as they arise, we repatriate available cash from certain foreign subsidiaries whose earnings are not completely permanently reinvested when cost effective to do so.

Debt Facilities and Other Sources of Liquidity

On June 2, 2025, we entered into an amended and restated 5-year credit agreement that allows us to borrow up to $2.0 billion of unsecured funds at any time prior to June 2, 2030. The credit agreement amended and restated the prior $2.0 billion 5-year credit agreement that would have matured on June 3, 2029. We also entered into a new 3-year credit agreement that allows us to borrow up to $2.0 billion of unsecured funds at any time prior to June 2, 2028. The credit agreement replaced the prior $2.0 billion 364-day credit facility that matured on June 2, 2025.

Our committed credit facilities provide access up to $4.0 billion from our $2.0 billion 3-year credit facility and our $2.0 billion 5-year facility. These revolving credit facilities are maintained primarily to provide backup liquidity for our commercial paper borrowings and general corporate purposes. We intend to maintain credit facilities at the current or higher aggregate amounts by renewing or replacing these facilities at or before expiration. The credit agreements include various financial covenants, including, among others, maintaining a net debt to capital ratio of no more than 0.65 to 1.0. At December 31, 2025, our net leverage ratio was 0.22 to 1.0. There were no outstanding borrowings under these facilities at December 31, 2025.

Our committed credit facilities also provide access up to $4.0 billion of unsecured, short-term promissory notes (commercial paper) pursuant to the Board authorized commercial paper programs. These programs facilitate the private placement of unsecured short-term debt through third-party brokers. We intend to use the net proceeds from the commercial paper borrowings for general corporate purposes. The total combined borrowing capacity under the revolving credit facilities and commercial paper programs should not exceed $4.0 billion. At December 31, 2025, we had $353 million of commercial paper outstanding, which effectively reduced our available capacity under our revolving credit facilities to $3.6 billion. See NOTE 12, "DEBT," to our *Consolidated Financial Statements* for additional information**.**

In December 2025, we entered into a series of interest rate swaps to effectively convert $150 million of our senior notes, due in 2054, from a fixed rate of 5.45 percent to a floating rate equal to the daily USD SOFR plus a spread through February 2041. See NOTE 20, "DERIVATIVES," to our *Consolidated Financial Statements* for additional information.

As a well-known seasoned issuer, we filed an automatic shelf registration for an undetermined amount of debt and equity securities with the SEC on February 13, 2025. Under this shelf registration we may offer, from time-to-time, debt securities, common stock, preferred and preference stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

Supply Chain Financing

We currently have supply chain financing programs with financial intermediaries, which provide certain vendors the option to be paid by financial intermediaries earlier than the due date on the applicable invoice. When a vendor utilizes the program and receives an early payment from a financial intermediary, they take a discount on the invoice. We then pay the financial intermediary the face amount of the invoice on the original due date, which generally have 60 to 90 day payment terms. The maximum amount that we could have outstanding under these programs was $574 million at December 31, 2025. We do not reimburse vendors for any costs they incur for participation in the program, their participation is completely voluntary and there are no assets pledged as security or other forms of guarantees provided for the committed payment to the finance provider or intermediary. As a result, all amounts owed to the financial intermediaries are presented as accounts payable in our *Consolidated Balance Sheets*. Amounts due to the financial intermediaries reflected in accounts payable at December 31, 2025, were $153 million. See NOTE 1, "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES," to our *Consolidated Financial Statements* for additional information.

Accounts Receivable Sales Program

In May 2024, we entered into an accounts receivable sales agreement with Wells Fargo Bank, N.A., to sell certain accounts receivable up to the Board approved limit of $500 million. There was no activity under the program during the year ended December 31, 2025. See NOTE 1, "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES," to our *Consolidated Financial Statements* for additional information.

Uses of Cash

Dividends

Total dividends paid to common shareholders in 2025, 2024 and 2023 were $1.1 billion, $1.0 billion and $0.9 billion, respectively. Declaration and payment of dividends in the future depends upon our income and liquidity position, among other factors, and is subject to declaration by the Board, who meets quarterly to consider our dividend payment. We expect to fund dividend payments with cash from operations.

In July 2025, the Board authorized an increase to our quarterly dividend of approximately 10 percent from $1.82 per share to $2.00 per share. Cash dividends per share paid to common shareholders and the Board authorized increases for the last three years were as follows:

	Quarterly Dividends					
	2025		2024		2023	
First quarter	$	1.82	$	1.68	$	1.57
Second quarter		1.82		1.68		1.57
Third quarter		2.00		1.82		1.68
Fourth quarter		2.00		1.82		1.68
Total	$	7.64	$	7.00	$	6.50

Capital Expenditures

Capital expenditures were $1.2 billion each year in 2025, 2024 and 2023. We continue to invest in new product lines and targeted capacity expansions. We plan to spend an estimated $1.35 billion to $1.45 billion in 2026 on capital expenditures with over 65 percent of these expenditures expected to be invested in North America.

Debt Payments

In September 2025, we repaid our $500 million 0.75 percent senior notes, due in 2025, using cash on hand. See NOTE 12, "DEBT," to our *Consolidated Financial Statements* for additional information.

Current Maturities of Short and Long-Term Debt

We had $353 million of commercial paper outstanding at December 31, 2025, that matures in less than one year. Required annual long-term debt principal payments range from $94 million to $863 million over the next five years. We intend to retain our strong investment credit ratings. See NOTE 12, "DEBT," to our *Consolidated Financial Statements* for additional information.

Pensions

Our global pension plans, including our unfunded and non-qualified plans, were 112 percent funded at December 31, 2025. Our U.S. defined benefit plans (qualified and non-qualified), which represented approximately 70 percent of the worldwide pension obligation, were 115 percent funded, and our U.K. defined benefit plans were 105 percent funded at December 31, 2025. The funded status of our pension plans is dependent upon a variety of variables and assumptions including return on invested assets, market interest rates and levels of voluntary contributions to the plans. In 2025, the investment gain on our U.S. pension trusts was 10.1 percent, while our U.K. pension trusts' loss was 0.8 percent.

We sponsor funded and unfunded domestic and foreign defined benefit pension plans. Contributions to the U.S. and U.K. plans were as follows:

In millions	Years ended December 31,		
	2025	2024	2023
Defined benefit pension contributions	$ 50	$ 71	$ 115
Defined contribution pension plans	125	126	130

These contributions may be made from trusts or company funds either to increase pension assets or to make direct benefit payments to plan participants. We anticipate making total contributions of approximately $51 million to our global defined benefit pension plans in 2026. Expected contributions to our defined benefit pension plans in 2026 will meet or exceed the current funding requirements.

Stock Repurchases

In December 2021, the Board authorized the acquisition of up to $2.0 billion of additional common stock upon completion of the $2.0 billion repurchase plan authorized in 2019. For the year ended December 31, 2025, we did not make any repurchases of common stock. The dollar value remaining available for future purchases under the 2019 program at December 31, 2025, was $218 million, leaving a total of $2.2 billion available under all plans.

We intend to repurchase outstanding shares from time to time to enhance shareholder value.

Amplify Cell Technologies LLC Joint Venture

As of December 31, 2025, we contributed $412 million to our Amplify Cell Technologies LLC joint venture and our maximum remaining required contribution was $418 million, which could be reduced by future government incentives received by the joint venture. The majority of the contribution is expected to be made by the end of 2028. See NOTE 3, "INVESTMENTS IN EQUITY INVESTEES," to our *Consolidated Financial Statements* for additional information.

Future Uses of Cash

A summary of our contractual obligations and other commercial commitments at December 31, 2025, are as follows:

Contractual Cash Obligations	Payments Due by Period	
In millions	Current	Long-Term
Long-term debt and finance lease obligations [1]	$ 411	$ 10,822
Operating leases [1]	163	486
Capital expenditures	639	—
Purchase commitments for inventory	989	20
Other purchase commitments	581	331
Other postretirement benefits	14	90
International and other domestic letters of credit	76	59
Performance and excise bonds	100	121
Guarantees and other commitments	28	18
Total	$ 3,001	$ 11,947

[1] Included principal payments and expected interest payments based on the terms of the obligations.

The contractual obligations reported above exclude our unrecognized tax benefits of $272 million as of December 31, 2025, which includes $180 million of current tax liabilities and $92 million of long-term deferred tax liabilities. We are not able to reasonably estimate the period in which cash outflows relating to uncertain tax contingencies could occur. See NOTE 4, "INCOME TAXES," to our *Consolidated Financial Statements* for additional information.

Credit Ratings

Our rating and outlook from each of the credit rating agencies as of the date of filing are shown in the table below:

	Long-Term	Short-Term	
Credit Rating Agency [1]	Senior Debt Rating	Debt Rating	Outlook
Standard & Poor's Rating Services	A	A1	Stable
Moody's Investors Service, Inc.	A2	P1	Stable

[1] Credit ratings are not recommendations to buy, are subject to change, and each rating should be evaluated independently of any other rating. In addition, we undertake no obligation to update disclosures concerning our credit ratings, whether as a result of new information, future events or otherwise.

Management's Assessment of Liquidity

Our financial condition and liquidity remain strong. Our solid balance sheet and credit ratings enable us to have ready access to credit and the capital markets. We assess our liquidity in terms of our ability to generate adequate cash to fund our operating, investing and financing activities in combination with access to our revolving credit facilities and commercial paper programs as noted above. We believe our access to the capital markets, our existing cash and marketable securities, operating cash flow and revolving credit facilities provide us with the financial flexibility needed to fund targeted capital expenditures, dividend payments, debt service obligations, projected pension obligations, common stock repurchases, joint venture contributions and acquisitions through 2026 and beyond.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

A summary of our significant accounting policies is included in NOTE 1, "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES," of our *Consolidated Financial Statements* which discusses accounting policies that we selected from acceptable alternatives.

Our *Consolidated Financial Statements* are prepared in accordance with generally accepted accounting principles in the U.S. which often requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors they believe to be reasonable under the circumstances. In any given reporting period, our actual results may differ from the estimates and assumptions used in preparing our *Consolidated Financial Statements*.

Critical accounting estimates are defined as follows: the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate are reasonably likely to occur from period to period and the change would have a material impact on our financial condition or results of operations. Our senior management has discussed the development and selection of our accounting policies, related accounting estimates and the disclosures set forth below with the Audit Committee of the Board. We believe our critical accounting estimates include estimating liabilities for warranty programs, assessing goodwill impairments and accounting for income taxes and pension benefits.

Warranty Programs

We estimate and record a liability for base warranty programs at the time our products are sold. Our estimates are based on historical experience and reflect management's best estimates of costs to be incurred over the warranty period. Adjustments may be required to the liability when actual or projected costs differ. Variations in component failure rates, repair costs and the point of failure within the product life cycle are key drivers that impact our periodic re-assessment of the warranty liability. Future events and circumstances related to these factors could materially change our estimates and require adjustments to our liability. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. We generally estimate warranty accruals for new products using a methodology that includes the preceding product's warranty history and a multiplicative factor derived from prior product launch experience and new product assessments until sufficient new product data is available for warranty estimation. We then use a blend of actual new product experience and preceding product historical experience for several subsequent quarters and new product specific experience thereafter. Product specific experience is typically available five or six quarters after product launch, with a clear experience trend evident eight quarters after launch. As a result of the uncertainty surrounding the nature and frequency of product recall programs, the liability for such programs is recorded when management commits to a recall action or when a recall becomes probable and estimable. NOTE 13, "PRODUCT WARRANTY LIABILITY," to our *Consolidated Financial Statements* contains a summary of the activity in our warranty liability account for 2025, 2024 and 2023 including adjustments to pre-existing warranties.

Goodwill Impairment

We are required to make certain subjective and complex judgments in assessing whether a goodwill impairment event has occurred, including assumptions and estimates used to determine the fair value of our reporting units. We test for goodwill impairment at the reporting unit level and our reporting units are the reportable segments or the components of reportable segments that constitute businesses for which discrete financial information is available and is regularly reviewed by management.

We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform an annual quantitative goodwill impairment test. We have elected this option on certain reporting units. The following events and circumstances are considered when evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount:

- Macroeconomic conditions, such as a deterioration in general economic conditions, fluctuations in foreign exchange rates and/or other developments in equity and credit markets;

- Industry and market considerations, such as a deterioration in the environment in which an entity operates, material loss in market share and significant declines in product pricing;

- Cost factors, such as an increase in raw materials, labor or other costs;

- Overall financial performance, such as negative or declining cash flows or a decline in actual or forecasted revenue;

- Other relevant entity-specific events, such as material changes in management or key personnel and

- Events affecting a reporting unit, such as a change in the composition or carrying amount of its net assets including acquisitions and dispositions.

The examples noted above are not all-inclusive, and we consider other relevant events and circumstances that affect the fair value of a reporting unit in determining whether to perform the quantitative goodwill impairment test.

Our goodwill recoverability assessment is based on our annual strategic planning process. This process includes an extensive review of expectations for the long-term growth of our businesses and forecasted future cash flows. In order to determine the fair value of our reporting units, we primarily use the income approach. Our income approach method uses a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships and available external information about future trends.

The discounted cash flow model requires us to make projections of revenue, gross margin, operating expenses, working capital investment and fixed asset additions for the reporting units over a multi-year period. Additionally, management must estimate a weighted-average cost of capital, which reflects a market rate, for each reporting unit for use as a discount rate. The discounted cash flows are compared to the carrying value of the reporting unit and, if less than the carrying value, the difference is recorded as a goodwill impairment loss. In addition, we also perform sensitivity analyses to determine how much our forecasts can fluctuate before the fair value of a reporting unit would be lower than its carrying amount. Future changes in the judgments, assumptions and estimates that are used in our goodwill impairment testing, including discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year. We perform the annual goodwill impairment assessment as of October 31 each year.

During the third quarter of 2025, in our Accelera segment, we observed rapidly deteriorating conditions in our electrolyzer markets and overall hydrogen markets, along with significant uncertainty in the alternative power markets resulting from reductions in government incentives. As a result, we determined that a triggering event occurred for our electrolyzer reporting unit, warranting an interim impairment test of goodwill. We determined that on a fair value basis our goodwill was fully impaired and recorded a charge of $210 million in other operating expense, net. See NOTE 22, "ACCELERA ACTIONS," to our *Consolidated Financial Statements* for additional information.

We completed our annual impairment testing as of October 31, 2025, and noted no additional impairments.

Accounting for Income Taxes

We determine our income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax benefits of net operating loss and credit carryforwards are also recognized as deferred tax assets. We evaluate the recoverability of our deferred tax assets each quarter by assessing the likelihood of future profitability and available tax planning strategies that could be implemented to realize our net deferred tax assets. At December 31, 2025, we recorded a net deferred tax asset of $675 million. The net deferred tax assets included $1.0 billion for the value of net operating loss and credit carryforwards. A valuation allowance of $954 million was recorded to reduce the tax assets to the net value management believed was more likely than not to be realized. In the event our operating performance deteriorates, future assessments could conclude that a larger valuation allowance will be needed to further reduce the deferred tax assets.

In addition, we operate within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We accrue for the estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions. We believe we made adequate provisions for income taxes for all years that are subject to audit based upon the latest information available. A more complete description of our income taxes and the future benefits of our net operating loss and credit carryforwards is disclosed in NOTE 4, "INCOME TAXES," to our *Consolidated Financial Statements*.

Pension Benefits

We sponsor a number of pension plans globally, with the majority of assets in the U.S. and the U.K. In the U.S. and the U.K., we have major defined benefit plans that are separately funded. We account for our pension programs in accordance with employers' accounting for defined benefit pension plans, which requires that amounts recognized in financial statements be determined using an actuarial basis. As a result, our pension benefit programs are based on a number of statistical and judgmental assumptions that attempt to anticipate future events and are used in calculating the expense and liability related to our plans each year at December 31. These assumptions include discount rates used to value liabilities, assumed rates of return on plan assets, future compensation increases, inflation, employee turnover rates, actuarial assumptions relating to retirement age, mortality rates and participant withdrawals. The actuarial assumptions we use may differ significantly from actual results due to changing economic conditions, participant life span and withdrawal rates. These differences may result in a material impact to the amount of net periodic pension cost to be recorded in our *Consolidated Financial Statements* in the future.

The expected long-term return on plan assets is used in calculating the net periodic pension cost. We considered several factors in developing our expected rate of return on plan assets. The long-term rate of return considers historical returns and expected returns on current and projected asset allocations. Projected returns are based primarily on broad, publicly traded passive fixed income and equity indices and forward-looking estimates of the value added by active investment management. Based upon our target asset allocations, historical returns and forward-looking return expectations for capital markets, it is anticipated that our U.S. investment policy will generate an average annual return over the 30-year projection period equal to or in excess of 7.5 percent, including the additional positive returns expected from active investment management. The one-year return for our U.S. plans was a 10.1 percent gain for 2025. Our U.S. plan assets averaged annualized returns of 6.8 percent over the prior ten years and resulted in approximately $213 million of actuarial losses in accumulated other comprehensive loss (AOCL) in the same period.

The methodology used to determine the rate of return on pension plan assets in the U.K. was based on establishing an equity-risk premium over current long-term bond yields adjusted based on target asset allocations. Based upon our target asset allocations and forward-looking return expectations, it is anticipated that our U.K. investment policy will generate an average annual return over the 20-year projection period equal to or in excess of 5.6 percent. The one-year return for our U.K. plans was a 0.8 percent loss for 2025. We generated average annualized losses of 1.5 percent over ten years, resulting in approximately $941 million of actuarial losses in AOCL.

Our target allocation for 2026 and pension plan asset allocations, at December 31, 2025 and 2024 are as follows:

	U.S. Plan			U.K. Plan		
	Target Allocation	Percentage of Plan Assets at December 31,		Target Allocation	Percentage of Plan Assets at December 31,	
Investment description	2026	2025	2024	2026	2025	2024
Liability matching	60.0 %	60.2 %	69.5 %	83.0 %	82.9 %	79.4 %
Risk seeking	40.0 %	39.8 %	30.5 %	17.0 %	17.1 %	20.6 %
Total	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %

The differences between the actual return on plan assets and expected long-term return on plan assets are recognized in the asset value used to calculate net periodic cost over five years. The table below sets forth our expected rate of return for 2026 and the expected return assumptions used to develop our pension cost for the period 2023-2025.

	Long-term Expected Return Assumptions			
	2026	2025	2024	2023
U.S. plans	7.50 %	7.00 %	7.25 %	7.00 %
U.K. plans	5.60 %	5.00 %	5.00 %	5.00 %

Pension accounting offers various acceptable alternatives to account for the differences that eventually arise between the estimates used in the actuarial valuations and the actual results. It is acceptable to delay or immediately recognize these differences. Under the delayed recognition alternative, changes in pension obligations (including those resulting from plan amendments) and changes in the value of assets set aside to meet those obligations are not recognized in net periodic pension cost as they occur but are recognized initially in AOCL and subsequently amortized as components of net periodic pension cost systematically and gradually over future periods. In addition to this approach, we may also adopt immediate recognition of actuarial gains or losses. Immediate recognition introduces volatility in financial results. We have chosen to delay recognition and amortize actuarial differences over future periods. If we adopted the immediate recognition approach, we would record a loss of $1.2 billion ($0.9 billion after-tax) from cumulative actuarial net losses for our U.S. and U.K. pension plans.

The difference between the expected return and the actual return on plan assets is deferred from recognition in our results of operations and under certain circumstances, such as when the difference exceeds 10 percent of the greater of the market value of plan assets or the projected benefit obligation, the difference is amortized over future years of service. This is also true of changes to actuarial assumptions. Under the delayed recognition alternative, the actuarial gains and losses are recognized and recorded in AOCL. As our losses related to the U.S. and U.K. pension plans exceed 10 percent of their respective plan assets, the excess is amortized over the average remaining service lives of participating employees. Net actuarial losses incurred in 2025 decreased our shareholders' equity by $90 million after-tax, primarily due to unfavorable changes in discount rates.

The table below sets forth the net periodic pension cost for the years ended December 31 and our expected cost for 2026.

In millions	2026	2025	2024	2023
Net periodic pension cost	$ 73	$ 78	$ 34	$ 1

We expect 2026 net periodic pension cost to decrease compared to 2025, primarily due to higher expected rates of return on plan assets, partially offset by increased recognition of net actuarial losses and higher service costs. The increase in net periodic pension cost in 2025 compared to 2024 was primarily due to unfavorable asset returns in the U.K. and a lower expected rate of return in the U.S., partially offset by higher discount rates in the U.S. and U.K. The increase in net periodic pension cost in 2024 compared to 2023 was primarily due to unfavorable asset returns in the U.K., lower discount rates in the U.S. and U.K. and increased headcount from recent acquisitions, partially offset by a higher expected rate of return on assets in the U.S.

The weighted-average discount rates used to develop our net periodic pension cost are set forth in the table below.

	Discount Rates			
	2026	**2025**	**2024**	**2023**
U.S. plans	**5.60 %**	**5.69 %**	5.15 %	5.55 %
U.K. plans	**5.58 %**	**5.62 %**	4.72 %	4.99 %

The discount rate enables us to state expected future cash payments for benefits as a present value on the measurement date. The guidelines for setting this rate suggest the use of a high-quality corporate bond rate. We used bond information provided by Moody's Investor Services, Inc. and Standard & Poor's Rating Services. The bond data is collected from Bloomberg. All bonds used to develop our hypothetical portfolio in the U.S. and U.K. were deemed high-quality, non-callable bonds (Aa or better) at December 31, 2025, by at least one of the bond rating agencies.

In the U.S. a hypothetical bond portfolio is constructed using a model that matches the present value of the plan's projected benefit payments to the market value of the theoretical settlement bond portfolio. The model calls for projected payments until near extinction. A single equivalent discount rate is determined to align the present value of the required cash flow with the value of the bond portfolio. The resulting discount rate is reflective of both the current interest rate environment and the plan's distinct liability characteristics.

In the U.K. the discount rates are calculated using a corporate bond yield curve. The yield curve is constructed using U.K. corporate bonds from the universe defined above, excluding bonds with actual or implied government backing. A single equivalent discount rate is determined such that the present value of the required cash flow based on this rate equals the present value discounted using the yield curve. The resulting discount rate is reflective of both the current interest rate environment and the plan's distinct liability characteristics.

The table below sets forth the estimated impact on our 2026 net periodic pension cost relative to a change in the discount rate and a change in the expected rate of return on plan assets.

In millions	Impact on Pension Cost Increase/(Decrease)
Discount rate used to value liabilities	
0.25 percent increase	$ (6)
0.25 percent decrease	6
Expected rate of return on assets	
1 percent increase	(56)
1 percent decrease	56

The above sensitivities reflect the impact of changing one assumption at a time. A higher discount rate decreases the plan obligations and decreases our net periodic pension cost. A lower discount rate increases the plan obligations and increases our net periodic pension cost. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. NOTE 10, "PENSIONS AND OTHER POSTRETIREMENT BENEFITS," to our *Consolidated Financial Statements* provides a summary of our pension benefit plan activity, the funded status of our plans and the amounts recognized in our *Consolidated Financial Statements*.

RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See NOTE 1, "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES," to our *Consolidated Financial Statements* for additional information.

ITEM 7A.   Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial risk resulting from volatility in foreign exchange rates, interest rates and commodity prices. This risk is closely monitored and managed through the use of physical forward contracts (which are not considered derivatives) and financial derivative instruments including foreign currency forward contracts, commodity swap contracts and interest rate swaps and locks. Financial derivatives are used expressly for hedging purposes and under no circumstances are they used for speculative purposes. When material, we adjust the estimated fair value of our derivative contracts for counterparty or our credit risk. None of our derivative instruments are subject to collateral requirements. Substantially all of our derivative contracts are subject to master netting arrangements, which provide us with the option to settle certain contracts on a net basis when they settle on the same day with the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event.

We also enter into physical forward contracts with certain suppliers to purchase minimum volumes of commodities at contractually stated prices for various periods. These arrangements, as further described below, enable us to fix the prices of portions of our normal purchases of these commodities, which otherwise are subject to market volatility.

The following describes our risk exposures and provides the results of a sensitivity analysis performed at December 31, 2025. The sensitivity analysis assumes instantaneous, parallel shifts in foreign currency exchange rates and commodity prices. See NOTE 20, "DERIVATIVES," to our *Consolidated Financial Statements* for additional information.

Foreign Currency Exchange Rate Risk

As a result of our international business presence, we are exposed to foreign currency exchange rate risks. We transact business in foreign currencies and, as a result, our income experiences some volatility related to movements in foreign currency exchange rates. To help manage our exposure to exchange rate volatility, we use foreign currency forward contracts on a regular basis to hedge forecasted intercompany and third-party sales and purchases denominated in non-functional currencies. These foreign currency forward contracts are designated and qualify as foreign currency cash flow hedges and generally mature withing two years. For the years ended December 31, 2025, and 2024, there were no circumstances that resulted in the discontinuance of a foreign currency cash flow hedge.

To minimize the income volatility resulting from the remeasurement of net monetary assets and payables denominated in a currency other than the functional currency, we enter into foreign currency forward contracts, which are considered economic hedges. The objective is to offset the gain or loss from remeasurement with the gain or loss from the fair market valuation of the forward contract. These derivative instruments are not designated as hedges.

We are further exposed to foreign currency exchange risk as many of our subsidiaries are subject to fluctuations as the functional currencies of the underlying entities are not our U.S. dollar reporting currency. In order to minimize movements in certain investments, we enter into foreign exchange forwards designated as net investment hedges. Under the terms of our foreign exchange forwards, we agreed with third parties to sell British pounds, Chinese renminbi and Euros in exchange for U.S. dollar currency at a specified rate at the maturity of the contract. These forwards are utilized to hedge portions of our net investments denominated in these currencies against the effect of exchange rate fluctuations on the translation of foreign currency balances to the U.S. dollar. The change in fair value related to the spot-to-forward rate difference is recorded as other income (expense) with all other changes in fair value deferred and reported as components of AOCL. The unrealized gain or loss is classified into income in the same period when the foreign subsidiary is sold or substantially liquidated.

 In the second quarter of 2025, we began entering into cross-currency interest rate swaps designated as net investment hedges for certain of our investments to help reduce volatility in the equity value of our subsidiaries. Under the current terms of our cross-currency interest rate swaps, we generally pay fixed-rate interest in Euros or Chinese renminbi and receive fixed-rate interest in U.S. dollars. These swaps are utilized to hedge portions of our net investments denominated in these currencies against the effect of exchange rate fluctuations on the translation of foreign currency balances to the U.S. dollar. The fixed-rate interest payments on the swaps are recorded as interest income. The change in fair value of the swaps is deferred and reported as components of AOCL. The unrealized gain or loss is classified into income in the same period when the foreign subsidiary is sold or substantially liquidated.

At December 31, 2025, the potential gain or loss in the fair value of our outstanding foreign currency contracts, assuming a hypothetical 10 percent fluctuation in the currencies of such contracts, would be approximately $64 million. The sensitivity analysis of the effects of changes in foreign currency exchange rates assumes the notional value remains constant for the next 12 months. The analysis ignores the impact of foreign exchange movements on our competitive position and potential changes in sales levels. Any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. We manage our exposure to interest rate fluctuations through the use of interest rate swaps. The objective of the swaps is to more effectively balance our borrowing costs and interest rate risk. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreement without exchange of the underlying notional amount. Interest rate swaps designated as fair value hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for us making variable-rate payments over the life of the agreements without exchange of the underlying notional amount. We also may hedge the anticipated issuance of fixed-rate debt, and these contracts are designated as cash flow hedges.

At any time, a change in interest rates could have an adverse impact on the fair value of our portfolios. Assuming a hypothetical adverse movement in interest rates of one percentage point, the combined value of our interest rate derivatives portfolios would be reduced by $40 million, as calculated as of December 31, 2025. However, this does not take into consideration an offset in the underlying hedged items when using fair value hedges. While these are our best estimates of the impact of the specified interest rate scenario, actual results could differ from those projected. The sensitivity analysis presented assumes interest rate changes are instantaneous with parallel shifts in the yield curve.

Commodity Price Risk

We are exposed to fluctuations in commodity prices due to contractual agreements with component suppliers. In order to protect ourselves against future price volatility and, consequently, fluctuations in gross margins, we periodically enter into commodity swap and forward contracts with designated banks and other counterparties to fix the cost of certain raw material purchases with the objective of minimizing changes in inventory cost due to market price fluctuations. These commodity swaps are designated and qualify as cash flow hedges. At December 31, 2025, realized and unrealized gains and losses related to these hedges were not material to our financial statements.

We also limit our exposure to commodity price risk by entering into purchasing arrangements to fix the price of certain volumes of platinum, palladium and iridium expected to be used in our products. We enter into physical forward contracts with suppliers of platinum, palladium and iridium to purchase some volumes of the commodities at contractually stated prices for various periods, generally less than two years. These arrangements enable us to fix the prices of a portion of our purchases of these commodities, which otherwise are subject to market volatility. These physical forward contracts qualify for the normal purchases scope exception and are treated as purchase commitments. Additional information on the physical forwards is included in NOTE 14, "COMMITMENTS AND CONTINGENCIES."

ITEM 8.   Financial Statements and Supplementary Data

Index to Financial Statements

MANAGEMENT'S REPORT TO SHAREHOLDERS

Management's Report on Financial Statements and Practices

The accompanying *Consolidated Financial Statements* of Cummins Inc. were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. The other financial information included in the annual report is consistent with that in the financial statements.

Management also recognizes its responsibility for conducting our affairs according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in key policy statements issued from time to time regarding, among other things, conduct of its business activities within the laws of the host countries in which we operate, within the Foreign Corrupt Practices Act and potentially conflicting interests of its employees. We maintain a systematic program to assess compliance with these policies.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we designed and implemented a structured and comprehensive compliance process to evaluate our internal control over financial reporting across the enterprise.

Management's Report on Internal Control Over Financial Reporting

The management of Cummins Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of our *Consolidated Financial Statements* for external purposes in accordance with accounting principles generally accepted in the United States of America.

Management assessed the effectiveness of our internal control over financial reporting and concluded it was effective as of December 31, 2025. In making its assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Officer Certifications

Please refer to Exhibits 31(a) and 31(b) attached to this report for certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

/s/ JENNIFER RUMSEY	/s/ MARK A. SMITH
Chair and Chief Executive Officer	*Vice President and Chief Financial Officer*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cummins Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Cummins Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of net income, comprehensive income, changes in redeemable noncontrolling interests and equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Annual Goodwill Impairment Test – Drivetrain and Braking Systems Reporting Unit

As described in Notes 1 and 9 to the consolidated financial statements, the Company's consolidated goodwill balance was $2,224 million as of December 31, 2025, of which 34 percent relates to the drivetrain and braking systems reporting unit. Management performs the annual goodwill impairment test as of October 31, or on an interim basis in certain circumstances where impairment may be indicated. Management performs the annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. In estimating the fair value of the reporting unit, management used an income approach using a discounted cash flow model. The discounted cash flow model requires projections of revenue, gross margin, operating expenses, working capital investment and fixed asset additions for the reporting unit over a multi-year period, and a discount rate based upon a weighted-average cost of capital.

The principal considerations for our determination that performing procedures relating to the annual goodwill impairment test for the drivetrain and braking systems reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to projections of revenue and gross margin; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment test, including controls over the valuation of the reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting unit; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of significant assumptions used by management related to projections of revenue and gross margin. Evaluating management's assumptions related to projections of revenue and gross margin involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the discounted cash flow model.

/s/ PricewaterhouseCoopers LLP
Indianapolis, Indiana
February 10, 2026

We have served as the Company's auditor since 2002.

CUMMINS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF NET INCOME

In millions, except per share amounts	Years ended December 31,		
	2025	2024	2023
NET SALES (Notes 1 and 2)	$ 33,670	$ 34,102	$ 34,065
Cost of sales	25,154	25,663	25,816
GROSS MARGIN	8,516	8,439	8,249
OPERATING EXPENSES AND INCOME			
Selling, general and administrative expenses	3,125	3,275	3,333
Research, development and engineering expenses	1,396	1,463	1,500
Equity, royalty and interest income from investees (Note 3)	469	395	483
Other operating expense, net	439	346	2,138
OPERATING INCOME	4,025	3,750	1,761
Interest expense	329	370	375
Other income, net (Note 21)	267	1,523	240
INCOME BEFORE INCOME TAXES	3,963	4,903	1,626
Income tax expense (Note 4)	1,006	835	786
CONSOLIDATED NET INCOME	2,957	4,068	840
Less: Net income attributable to noncontrolling interests	114	122	105
NET INCOME ATTRIBUTABLE TO CUMMINS INC.	$ 2,843	$ 3,946	$ 735
EARNINGS PER COMMON SHARE ATTRIBUTABLE TO CUMMINS INC. (Note 19)			
Basic	$ 20.62	$ 28.55	$ 5.19
Diluted	$ 20.50	$ 28.37	$ 5.15

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions	Years ended December 31,		
	2025	2024	2023
CONSOLIDATED NET INCOME	$ 2,957	$ 4,068	$ 840
Other comprehensive income (loss), net of tax (Note 16)			
Change in pension and other postretirement defined benefit plans	(69)	5	(421)
Foreign currency translation adjustments	244	(276)	92
Unrealized (loss) gain on derivatives	(21)	16	10
Total other comprehensive income (loss), net of tax	154	(255)	(319)
COMPREHENSIVE INCOME	3,111	3,813	521
Less: Comprehensive income attributable to noncontrolling interests	101	106	102
COMPREHENSIVE INCOME ATTRIBUTABLE TO CUMMINS INC.	$ 3,010	$ 3,707	$ 419

The accompanying notes are an integral part of our Consolidated Financial Statements.

CUMMINS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,		
In millions, except par value		**2025**		2024
ASSETS				
Current assets				
Cash and cash equivalents	$	**2,845**	$	1,671
Marketable securities (Note 5)		**764**		593
Total cash, cash equivalents and marketable securities		**3,609**		2,264
Accounts and notes receivable, net		**5,818**		5,181
Inventories (Note 6)		**5,822**		5,742
Prepaid expenses and other current assets		**1,676**		1,565
Total current assets		**16,925**		14,752
Long-term assets				
Property, plant and equipment, net (Note 7)		**6,958**		6,356
Investments and advances related to equity method investees (Note 3)		**2,133**		1,889
Goodwill (Note 9)		**2,224**		2,370
Other intangible assets, net (Note 9)		**2,167**		2,351
Pension assets (Note 10)		**1,033**		1,189
Other assets (Note 11)		**2,552**		2,633
Total assets	$	**33,992**	$	31,540
LIABILITIES				
Current liabilities				
Accounts payable (principally trade)	$	**3,800**	$	3,951
Loans payable (Note 12)		**313**		356
Commercial paper (Note 12)		**353**		1,259
Current maturities of long-term debt (Note 12)		**94**		660
Accrued compensation, benefits and retirement costs		**825**		1,084
Current portion of accrued product warranty (Note 13)		**693**		679
Current portion of deferred revenue (Note 2)		**1,606**		1,347
Other accrued expenses (Note 11)		**1,926**		1,898
Total current liabilities		**9,610**		11,234
Long-term liabilities				
Long-term debt (Note 12)		**6,792**		4,784
Deferred revenue (Note 2)		**1,054**		1,065
Other liabilities (Note 11)		**3,128**		3,149
Total liabilities	$	**20,584**	$	20,232
Commitments and contingencies (Note 14)				
EQUITY				
Cummins Inc. shareholders' equity (Note 15)				
Common stock, $2.50 par value, 500 shares authorized, 222.5 and 222.5 shares issued	$	**2,673**	$	2,636
Retained earnings		**22,616**		20,828
Treasury stock, at cost, 84.4 and 85.1 shares		**(10,662)**		(10,748)
Accumulated other comprehensive loss (Note 16)		**(2,278)**		(2,445)
Total Cummins Inc. shareholders' equity		**12,349**		10,271
Noncontrolling interests (Note 17)		**1,059**		1,037
Total equity	$	**13,408**	$	11,308
Total liabilities and equity	$	**33,992**	$	31,540

The accompanying notes are an integral part of our Consolidated Financial Statements.

CUMMINS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
In millions	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Consolidated net income	$ 2,957	$ 4,068	$ 840
Adjustments to reconcile consolidated net income to net cash provided by operating activities			
Gain related to divestiture of Atmus (Note 21)	—	(1,333)	—
Depreciation and amortization	1,105	1,065	1,024
Deferred income taxes (Note 4)	86	(209)	(457)
Equity in income of investees, net of dividends	(55)	13	(81)
Pension and OPEB expense (Note 10)	79	38	8
Pension contributions and OPEB payments (Note 10)	(55)	(90)	(134)
Changes in current assets and liabilities, net of acquisitions and divestiture			
Accounts and notes receivable	(612)	298	(330)
Inventories	(39)	(402)	—
Other current assets	(66)	(305)	(120)
Accounts payable	(148)	(183)	(66)
Accrued expenses	4	(1,573)	2,934
Other, net	365	100	348
Net cash provided by operating activities	3,621	1,487	3,966
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(1,235)	(1,208)	(1,213)
Investments in and net advances (to) from equity investees	(196)	(214)	14
Acquisition of businesses, net of cash acquired (Note 23)	(12)	(58)	(292)
Investments in marketable securities—acquisitions	(1,627)	(1,500)	(1,409)
Investments in marketable securities—liquidations (Note 5)	1,450	1,460	1,334
Cash associated with Atmus divestiture	—	(174)	—
Other, net	(111)	(88)	(77)
Net cash used in investing activities	(1,731)	(1,782)	(1,643)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings	2,335	2,720	861
Net payments of commercial paper	(906)	(237)	(779)
Payments on borrowings and finance lease obligations	(975)	(1,568)	(1,136)
Dividend payments on common stock (Note 15)	(1,055)	(969)	(921)
Payments for purchase of redeemable noncontrolling interests	(110)	(50)	(175)
Other, net	(61)	(69)	(27)
Net cash used in financing activities	(772)	(173)	(2,177)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	56	(40)	(68)
Net increase (decrease) in cash and cash equivalents	1,174	(508)	78
Cash and cash equivalents at beginning of year	1,671	2,179	2,101
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 2,845	$ 1,671	$ 2,179

The accompanying notes are an integral part of our Consolidated Financial Statements.

CUMMINS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY

In millions	Redeemable Noncontrolling Interests	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Cummins Inc. Shareholders' Equity	Noncontrolling Interests	Total Equity
BALANCE AT DECEMBER 31, 2022	$ 258	$ 556	$ 1,687	$ 18,037	$ (9,415)	$ (1,890)	$ 8,975	$ 992	$ 9,967
Net income	(20)			735			735	125	860
Other comprehensive loss, net of tax (Note 16)						(316)	(316)	(3)	(319)
Issuance of common stock			3				3		3
Cash dividends on common stock (Note 15)				(921)			(921)		(921)
Distributions to noncontrolling interests								(57)	(57)
Share-based awards			(4)		52		48		48
Fair value adjustment of redeemable noncontrolling interests	33		(33)				(33)		(33)
Acquisition of redeemable noncontrolling interests	(271)						—		—
Sale of Atmus stock (Note 21)			285				285	(3)	282
Other shareholder transactions			70		4		74		74
BALANCE AT DECEMBER 31, 2023	$ —	$ 556	$ 2,008	$ 17,851	$ (9,359)	$ (2,206)	$ 8,850	$ 1,054	$ 9,904
Net income				3,946			3,946	122	4,068
Other comprehensive loss, net of tax (Note 16)						(300)	(300)	(16)	(316)
Issuance of common stock			7				7		7
Divestiture of Atmus (Note 21)					(1,532)	61	(1,471)	(19)	(1,490)
Cash dividends on common stock (Note 15)				(969)			(969)		(969)
Distributions to noncontrolling interests								(71)	(71)
Share-based awards			(7)		140		133		133
Other shareholder transactions			72		3		75	(33)	42
BALANCE AT DECEMBER 31, 2024	$ —	$ 556	$ 2,080	$ 20,828	$(10,748)	$ (2,445)	$ 10,271	$ 1,037	$ 11,308
Net income				2,843			2,843	114	2,957
Other comprehensive income (loss), net of tax (Note 16)						167	167	(13)	154
Issuance of common stock			2				2		2
Cash dividends on common stock (Note 15)				(1,055)			(1,055)		(1,055)
Distributions to noncontrolling interests								(86)	(86)
Share-based awards			(12)		81		69		69
Other shareholder transactions			47		5		52	7	59
BALANCE AT DECEMBER 31, 2025	$ —	$ 556	$ 2,117	$ 22,616	$(10,662)	$ (2,278)	$ 12,349	$ 1,059	$ 13,408

The accompanying notes are an integral part of our Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

We were founded in 1919 as Cummins Engine Company, a corporation in Columbus, Indiana, and one of the first diesel engine manufacturers. In 2001, we changed our name to Cummins Inc. We are a global power leader committed to powering a more prosperous world. Since 1919, we have delivered innovative solutions that move people, goods and economies forward. Our five reportable segments - Engine, Components, Distribution, Power Systems and Accelera - offer a broad portfolio, including advanced diesel, electric and hybrid powertrains; integrated power generation systems; critical components such as aftertreatment, turbochargers, fuel systems, controls, transmissions, axles and brakes; and zero emissions technologies like battery and electric powertrain systems. With a global footprint, deep technical expertise and an extensive service network, we deliver dependable, cutting-edge solutions tailored to our customers' needs, supporting them through the energy transition with our Destination Zero strategy. We sell our products to original equipment manufacturers (OEMs), distributors, dealers and other customers worldwide. We serve our customers through a service network of approximately 640 wholly-owned, joint venture and independent distributor locations and more than 13,000 Cummins certified dealer locations in approximately 190 countries and territories.

Divestiture of Atmus

On March 18, 2024, we completed the divestiture of our remaining 80.5 percent ownership of Atmus Filtration Technologies Inc. (Atmus) common stock through a tax-free split-off. See NOTE 21, "ATMUS DIVESTITURE," for additional information.

Settlement Agreements

In December 2023, we announced that we reached an agreement in principle with the U.S. Environmental Protection Agency (EPA), the California Air Resources Board (CARB), the Environmental and Natural Resources Division of the U.S. Department of Justice (DOJ) and the California Attorney General's Office to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S., which became final and effective in April 2024 (collectively, the Settlement Agreements). In the second quarter of 2024, we made $1.9 billion of payments required by the Settlement Agreements. See NOTE 14, "COMMITMENTS AND CONTINGENCIES," for additional information.

Principles of Consolidation

Our *Consolidated Financial Statements* are prepared in accordance with generally accepted accounting principles in the United States of America (GAAP). All intercompany balances and transactions are eliminated in consolidation.

We include the accounts of all wholly-owned and majority-owned domestic and foreign subsidiaries where our ownership is more than 50 percent of outstanding equity interests except for majority-owned subsidiaries that are considered variable interest entities (VIEs) where we are not deemed to have a controlling financial interest. In addition, we also consolidate, regardless of our ownership percentage, VIEs or joint ventures for which we are deemed to have a controlling financial interest. We have variable interests in several businesses accounted for under the equity method of accounting.

For consolidated entities where our ownership interest is less than 100 percent, the noncontrolling ownership interests are reported in our *Consolidated Balance Sheets*. The noncontrolling ownership interest in our income, net of tax, is classified as net income attributable to noncontrolling interests in our *Consolidated Statements of Net Income*.

Reclassifications

Certain amounts for 2024 and 2023 were reclassified to conform to the current year presentation.

Investments in Equity Investees

We use the equity method to account for our investments in joint ventures, affiliated companies and alliances in which we have the ability to exercise significant influence, generally represented by equity ownership or partnership equity of at least 20 percent but not more than 50 percent. Generally, under the equity method, original investments in these entities are recorded at cost and subsequently adjusted by our share of equity in income or losses after the date of acquisition. Investment amounts in excess of our share of an investee's net assets are amortized over the life of the related asset creating the excess, except goodwill which is not amortized. Equity in income or losses of each investee is recorded according to our level of ownership; if losses accumulate, we record our share of losses until our investment has been fully depleted. If our investment has been fully depleted, we recognize additional losses only when we are the primary funding source. We eliminate (to the extent of our ownership percentage) in our *Consolidated Financial Statements* the profit in inventory held by our equity method investees that has not yet been sold to a third-party. Dividends received from equity method investees reduce the amount of our investment when received and do not impact our earnings. Our investments are classified as Investments and advances related to equity method investees in our *Consolidated Balance Sheets.* Our share of the results from joint ventures, affiliated companies and alliances is reported in our *Consolidated Statements of Net Income* as equity, royalty and interest income from investees, and is reported net of all applicable income taxes.

Our share of the results from our foreign equity investees are presented net of applicable foreign income taxes in our *Consolidated Statements of Net Income*. Our remaining U.S. equity investees are partnerships (non-taxable), thus there is no difference between gross or net of tax presentation as the investees are not taxed. See NOTE 3, "INVESTMENTS IN EQUITY INVESTEES," for additional information.

Use of Estimates in the Preparation of the Financial Statements

Preparation of financial statements requires management to make estimates and assumptions that affect reported amounts presented and disclosed in our *Consolidated Financial Statements*. Significant estimates and assumptions in these *Consolidated Financial Statements* require the exercise of judgment and are used for, but not limited to, estimates of future cash flows and other assumptions associated with the valuation of intangible assets and goodwill and long-lived asset impairment tests, useful lives for depreciation and amortization, warranty programs, determination of discount rate and other assumptions for pensions and other postretirement benefit obligations (OPEB) and related costs, income taxes, deferred tax valuation allowances and contingencies. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

Revenue From Contracts with Customers

Revenue Recognition

We sell to customers either through long-term arrangements or standalone purchase orders. Our long-term arrangements generally do not include committed volumes until underlying purchase orders are issued. Our performance obligations vary by contract, but may include advanced diesel, natural gas, electric and hybrid powertrains and powertrain-related components including aftertreatment, turbochargers, fuel systems, valvetrain technologies, controls systems, air handling systems, automated transmissions, axles, drivelines, brakes, suspension systems, electric power generation systems, electrified power systems with innovative components and subsystems including battery, electric power technologies and parts, construction related projects, maintenance services, commissioning and installation services and extended warranty coverage.

Typically, we recognize revenue on the products we sell at a point in time, generally in accordance with shipping terms, which reflects the transfer of control to the customer. Since control of construction projects transfer to the customer as the work is performed, revenue on these projects is recognized based on the percentage of inputs incurred to date compared to the total expected cost of inputs, which is reflective of the value transferred to the customer. Revenue is recognized under long-term maintenance and other service agreements over the term of the agreement as underlying services are performed based on the percentage of the cost of services provided to date compared to the total expected cost of services to be provided under the contract. Sales of extended coverage are recognized based on the pattern of expected costs over the extended coverage period or, if such a pattern is unknown, on a straight-line basis over the coverage period as the customer is considered to benefit from our stand ready obligation over the coverage period. In all cases, we believe cost incurred is the most representative depiction of the extent of service performed to date on a particular contract.

Our arrangements may include the act of shipping products to our customers after the performance obligation related to that product has been satisfied. We have elected to account for shipping and handling as activities to fulfill the promise to transfer goods and have not allocated revenue to the shipping activity. All related shipping and handling costs are accrued at the time the related performance obligation is satisfied.

Our sales arrangements may include the collection of sales and other similar taxes that are then remitted to the related taxing authority. We have elected to present the amounts collected for these taxes net of the related tax expense rather than presenting them as additional revenue.

We grant credit limits and terms to customers based upon traditional practices and competitive conditions. Typical terms vary by market, but payments are generally due in 90 days or less from invoicing for most of our product and service sales, while payments on construction and certain power generation contracts may be due on an installment basis.

For contracts where the time between cash collection and performance is less than one year, we have elected to use the practical expedient that allows us to ignore the possible existence of a significant financing component within the contract. For contracts where this time period exceeds one year, generally the timing difference is the result of business concerns other than financing. We do have a limited amount of customer financing for which we charge or impute interest, but such amounts are immaterial to our *Consolidated Statements of Net Income.*

Sales Incentives

We provide various sales incentives to both our distribution network and OEM customers. These programs are designed to promote the sale of our products in the channel or encourage the usage of our products by OEM customers. When there is uncertainty surrounding these sales incentives, we may limit the amount of revenue we recognize under a contract until the uncertainty has been resolved. Sales incentives primarily fall into three categories:

- Volume rebates;

- Market share rebates; and

- Aftermarket rebates.

For volume rebates, we provide certain customers with rebate opportunities for attaining specified volumes during a particular quarter or year. We consider the expected amount of these rebates at the time of the original sale as we determine the overall transaction price. We update our assessment of the amount of rebates that will be earned quarterly based on our best estimate of the volume levels the customer will reach during the measurement period. For market share rebates, we provide certain customers with rebate opportunities based on the percentage of their production that utilizes our product. These rebates are typically measured either quarterly or annually and we assess them at least quarterly to determine our current estimates of amounts expected to be earned. These estimates are considered in the determination of transaction price at the time of the original sale based on the current market shares, with adjustments made as the level changes. For aftermarket rebates, we provide incentives to promote sales to certain dealers and end-markets. These rebates are typically paid on a quarterly, or more frequent basis. At the time of the sales, we consider the expected amount of these rebates when determining the overall transaction price. Estimates are adjusted at the end of each quarter based on the amounts yet to be paid. These estimates are based on historical experience with the particular program.

Sales Returns

The initial determination of the transaction price may also be impacted by expected product returns. Rights of return do not exist for the majority of our sales other than for quality issues. We do offer certain return rights in our aftermarket business, where some aftermarket customers are permitted to return small amounts of parts each year, and in our power generation business, which sells portable generators to retail customers. An estimate of future returns is accounted for at the time of sale as a reduction in the overall contract transaction price based on historical return rates.

Multiple Performance Obligations

Our sales arrangements may include multiple performance obligations. We identify each of the material performance obligations in these arrangements and allocate the total transaction price to each performance obligation based on its relative selling price. In most cases, the individual performance obligations are also sold separately and we use that price as the basis for allocating revenue to the included performance obligations. When an arrangement includes multiple performance obligations and invoicing to the customer does not match the allocated portion of the transaction price, unbilled revenue or deferred revenue is recorded reflecting that difference. Unbilled and deferred revenue are discussed in more detail below.

Long-term Maintenance Agreements

Our long-term maintenance agreements often include a variable component of the transaction price. We are generally compensated under such arrangements on a cost per hour of usage basis. We typically can estimate the expected usage over the life of the contract, but reassess the transaction price each quarter and adjust our recognized revenue accordingly. Certain maintenance agreements apply to generators used to provide standby power, which have limited expectations of usage. These agreements may include monthly minimum payments, providing some certainty to the total transaction price. For these particular contracts that relate to standby power, we limit revenue recognized to date to an amount representing the total minimums earned to date under the contract plus any cumulative billings earned in excess of the minimums. We reassess the estimates of progress and transaction price on a quarterly basis. For prime power arrangements, revenue is not subject to such a constraint and is generally equal to the current estimate on a percentage of completion basis times the total expected revenue under the contract.

Deferred Revenue

The timing of our billing does not always match the timing of our revenue recognition. We record deferred revenue when we are entitled to bill a customer in advance of when we are permitted to recognize revenue. Deferred revenue may arise in construction and other power generation systems, where billings may occur in advance of performance or in accordance with specific milestones. Deferred revenue may also occur in long-term maintenance contracts, where billings are often based on usage of the underlying equipment, which generally follows a predictable pattern that often will result in the accumulation of collections in advance of our performance of the related maintenance services. Finally, deferred revenue exists in our extended coverage contracts, where the cash is collected prior to the commencement of the coverage period. Deferred revenue is included in our *Consolidated Balance Sheets* as a component of current liabilities for the amount expected to be recognized in revenue in a period of less than one year and long-term liabilities for the amount expected to be recognized as revenue in a period beyond one year. Deferred revenue is recognized as revenue when control of the underlying product, project or service passes to the customer under the related contract.

Unbilled Revenue

We recognize unbilled revenue when the revenue has been earned, but not yet billed. Unbilled revenue is included in our *Consolidated Balance Sheets* as a component of current assets for those expected to be collected in a period of less than one year and long-term assets for those expected to be collected in a period beyond one year. Unbilled revenue relates to our right to consideration for our completed performance under a contract. Unbilled revenue generally arises from contractual provisions that delay a portion of the billings on genset deliveries until commissioning occurs. Unbilled revenue may also occur when billings trail the provision of service in construction and long-term maintenance contracts. Our unbilled revenue is assessed for collection risks at the time the amounts are initially recorded. This estimate of expected losses reflects those losses expected to occur over the contractual life of the unbilled amount through the time of collection. Impairment losses on our unbilled revenues were immaterial during the years ended December 31, 2025, 2024 and 2023.

Contract Costs

We are required to record an asset for the incremental costs of obtaining a contract with a customer and other costs to fulfill a contract not otherwise required to be immediately expensed when we expect to recover those costs. The only material incremental cost we incur is commission expense, which is generally incurred in the same period as the underlying revenue. Costs to fulfill a contract are generally limited to customer-specific engineering expenses that do not meet the definition of research and development expenses. As a practical expedient, we have elected to recognize these costs of obtaining a contract as an expense when the related contract period is less than one year. When the period exceeds one year, this asset is amortized over the life of the contract. We did not have any material capitalized balances at December 31, 2025 or 2024.

Extended Warranty

We sell extended warranty coverage on most of our engines and on certain components. We consider a warranty to be extended coverage in any of the following situations:

- When a warranty is sold separately or is optional (extended coverage contracts, for example) or
- When a warranty provides additional services.

The consideration collected is initially deferred and is recognized as revenue in proportion to the costs expected to be incurred in performing services over the contract period. We compare the remaining deferred revenue balance quarterly to the estimated amount of future claims under extended warranty programs and provide an additional accrual when the deferred revenue balance is less than expected future costs.

Foreign Currency Transactions and Translation

We translate assets and liabilities of foreign entities to U.S. dollars, where the local currency is the functional currency, at month-end exchange rates. We translate income and expenses to U.S. dollars using weighted-average exchange rates. We record adjustments resulting from translation in a separate component of accumulated other comprehensive loss (AOCL) and include the adjustments in net income only upon sale, loss of controlling financial interest or liquidation of the underlying foreign investment.

Foreign currency transaction gains and losses are included in current net income. For foreign entities where the U.S. dollar is the functional currency, including those operating in highly inflationary economies when applicable, we remeasure non-monetary balances and the related income statement amounts using historical exchange rates. We include the resulting gains and losses in income, including the effect of derivatives in our *Consolidated Statements of Net Income*, which combined with transaction gains and losses amounted to a net gain of $5 million for the year ended December 31, 2025, and net losses of $41 million and $30 million for the years ended December 31, 2024 and 2023, respectively.

Fair Value Measurements

A three-level valuation hierarchy, based upon the observable and unobservable inputs, is used for fair value measurements. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions based on the best evidence available. These two types of inputs create the following fair value hierarchy:

- Level 1 - Quoted prices for *identical* instruments in active markets;

- Level 2 - Quoted prices for *similar* instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose significant inputs are observable; and

- Level 3 - Instruments whose significant inputs are *unobservable*.

Derivative Instruments

We make use of derivative instruments in foreign exchange, commodity price and interest rate hedging programs. Derivatives currently in use are foreign currency forward contracts, commodity swaps and interest rate swaps and locks. These contracts are used strictly for hedging and not for speculative purposes.

Due to our international business presence, we are exposed to foreign currency exchange risk. We transact in foreign currencies and have assets, liabilities and investments in subsidiaries denominated in foreign currencies. Consequently, our income experiences some volatility related to movements in foreign currency exchange rates. In order to benefit from global diversification and after considering naturally offsetting currency positions, we enter into foreign currency forward contracts to minimize our existing exposures (recognized assets and liabilities) and hedge forecasted transactions. Foreign currency forward contracts are designated and qualify as foreign currency cash flow hedges. The unrealized gain or loss on the forward contract is deferred and reported as a component of AOCL. When the hedged forecasted transaction (sale or purchase) occurs, the unrealized gain or loss is reclassified into income in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects income. At December 31, 2025, 2024 and 2023, realized and unrealized gains and losses related to these hedges were not material to our financial statements.

To minimize the income volatility resulting from the remeasurement of net monetary assets and payables denominated in a currency other than the functional currency, we enter into foreign currency forward contracts, which are considered economic hedges. The objective is to offset the gain or loss from remeasurement with the gain or loss from the fair market valuation of the forward contract. These derivative instruments are not designated as hedges. Gains or losses are recorded directly to the *Consolidated Statements of Net Income.*

We are further exposed to foreign currency exchange risk as many of our subsidiaries are subject to fluctuations as the functional currencies of the underlying entities are not our U.S. dollar reporting currency. In order to minimize movements in certain investments, in 2022 we began entering into foreign exchange forwards designated as net investment hedges. These forwards are utilized to hedge portions of our net investments against the effect of exchange rate fluctuations on the translation of foreign currency balances to the U.S. dollar. The change in fair value related to the spot-to-forward rate difference is recorded as other income (expense) with all other changes in fair value deferred and reported as components of AOCL. The unrealized gain or loss is classified into income in the same period when the foreign subsidiary is sold or substantially liquidated.

We are exposed to fluctuations in commodity prices due to contractual agreements with component suppliers. In order to protect ourselves against future price volatility and, consequently, fluctuations in gross margins, we periodically enter into commodity swap and forward contracts with designated banks and other counterparties to fix the cost of certain raw material purchases with the objective of minimizing changes in inventory cost due to market price fluctuations. These commodity swaps are designated and qualify as cash flow hedges. At December 31, 2025, 2024 and 2023 realized and unrealized gains and losses related to these hedges were not material to our financial statements. We also enter into physical forward contracts, which qualify for the normal purchases scope exception and are treated as purchase commitments. Additional information on the physical forwards is included in NOTE 14, "COMMITMENTS AND CONTINGENCIES."

We are exposed to market risk from fluctuations in interest rates. We manage our exposure to interest rate fluctuations through the use of interest rate swaps. The objective is to more effectively balance our borrowing costs and interest rate risk for current and future exposure. The gain or loss on the swaps as well as the offsetting gain or loss on the hedged item are recognized in current income as interest expense. For more detail on our interest rate swaps, see NOTE 20, "DERIVATIVES."

We record all derivatives at fair value in our financial statements. Cash flows related to derivatives that are designated as hedges are classified in the same manner as the item being hedged, while cash flows related to derivatives that are not designated as hedges are included in cash flows from investing activities in our *Consolidated Statements of Cash Flows.*

Substantially all of our derivative contracts are subject to master netting arrangements, which provide us with the option to settle certain contracts on a net basis when they settle on the same day with the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event. When material, we adjust the value of our derivative contracts for counter-party or our credit risk. None of our derivative instruments are subject to collateral requirements.

Income Tax Accounting

We determine our income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax benefits of net operating loss and credit carryforwards are also recognized as deferred tax assets. We evaluate the recoverability of our deferred tax assets each quarter by assessing the likelihood of future profitability and available tax planning strategies that could be implemented to realize our net deferred tax assets. A valuation allowance is recorded to reduce the tax assets to the net value management believes is more likely than not to be realized. In the event our operating performance deteriorates, future assessments could conclude that a larger valuation allowance will be needed to further reduce the deferred tax assets. In addition, we operate within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We accrue for the estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions. We believe we made adequate provisions for income taxes for all years that are subject to audit based upon the latest information available. A more complete description of our income taxes and the future benefits of our net operating loss and credit carryforwards is disclosed in NOTE 4, "INCOME TAXES."

Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of 90 days or less at the time of purchase. The carrying amounts reflected in our *Consolidated Balance Sheets* for cash and cash equivalents approximate fair value due to the short-term maturity of these investments.

Cash payments for income taxes and interest were as follows:

In millions	Years ended December 31,		
	2025	2024	2023
Cash payments for income taxes, net of refunds	$ 1,074	$ 1,175	$ 1,181
Cash payments for interest, net of capitalized interest	308	334	374

Marketable Securities

Debt securities are classified as "held-to-maturity," "available-for-sale" or "trading." We determine the appropriate classification of debt securities at the time of purchase and re-evaluate such classifications at each balance sheet date. At December 31, 2025 and 2024, all of our debt securities were classified as available-for-sale. Debt and equity securities are carried at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income and other income, respectively. For debt securities, unrealized losses considered to be "other-than-temporary" are recognized currently in other income. The cost of securities sold is based on the specific identification method. The fair value of most investment securities is determined by currently available market prices. Where quoted market prices are not available, we use the market price of similar types of securities that are traded in the market to estimate fair value. See NOTE 5, "MARKETABLE SECURITIES," for a detailed description of our investments in marketable securities.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable represent amounts billed to customers and not yet collected or amounts that were earned, but may not be billed until the passage of time, and are recorded when the right to consideration becomes unconditional. Trade accounts receivable are recorded at the invoiced amount, which approximates net realizable value, and generally do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of expected credit losses in our existing accounts receivable. We determine the allowance based on our historical collection experience and by performing an analysis of our accounts receivable in light of the current economic environment. This estimate of expected losses reflects those losses expected to occur over the contractual life of the receivable. We review our allowance for doubtful accounts on a regular basis. In addition, when necessary, we provide an allowance for the full amount of specific accounts deemed to be uncollectible. Account balances are charged off against the allowance in the period in which we determine that it is probable the receivable will not be recovered. The allowance for doubtful accounts balances were $61 million and $66 million at December 31, 2025, and 2024, respectively, and bad debt write-offs were not material.

Inventories

Our inventories are stated at the lower of cost or net realizable value. For the years ended December 31, 2025 and 2024, approximately 12 percent and 12 percent, respectively, of our consolidated inventories (primarily heavy-duty and high-horsepower engines and parts) were valued using the last-in, first-out (LIFO) cost method. The cost of other inventories is generally valued using the first-in, first-out (FIFO) cost method. Our inventories at interim and year-end reporting dates include estimates for adjustments related to annual physical inventory results and for inventory cost changes under the LIFO cost method. Due to significant movements of partially-manufactured components and parts between manufacturing plants, we do not internally measure, nor do our accounting systems provide, a meaningful segregation between raw materials and work-in-process. See NOTE 6, "INVENTORIES," for additional information.

Property, Plant and Equipment

We record property, plant and equipment at cost, inclusive of assets under finance leases. We depreciate the cost of the majority of our property, plant and equipment using the straight-line method with depreciable lives ranging from 20 to 40 years for buildings and 3 to 15 years for machinery, equipment and fixtures. Finance lease asset amortization is recorded in depreciation expense. We expense normal maintenance and repair costs as incurred. Depreciation expense totaled $768 million, $729 million and $691 million for the years ended December 31, 2025, 2024 and 2023, respectively. See NOTE 7, "PROPERTY, PLANT AND EQUIPMENT" and NOTE 8, "LEASES," for additional information.

Impairment of Long-Lived Assets

We review our long-lived assets for possible impairment whenever events or circumstances indicate that the carrying value of an asset or asset group may not be recoverable. We assess the recoverability of the carrying value of the long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment of a long-lived asset or asset group exists when the expected future pre-tax cash flows (undiscounted and without interest charges) estimated to be generated by the asset or asset group is less than its carrying value. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between the estimated fair value and carrying value of the asset or asset group. Assumptions and estimates used to estimate cash flows in the evaluation of impairment and the fair values used to determine the impairment are subject to a degree of judgment and complexity. Any changes to the assumptions and estimates resulting from changes in actual results or market conditions from those anticipated may affect the carrying value of long-lived assets and could result in a future impairment charge. We impaired $47 million and $61 million of property, plant and equipment in our Accelera segment in 2025 and 2024, respectively. See NOTE 22, "ACCELERA ACTIONS," for additional information.

Leases

We determine if an arrangement contains a lease in whole or in part at the inception of the contract. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term while lease liabilities represent our obligation to make lease payments arising from the lease. All leases greater than 12 months result in the recognition of a ROU asset and a liability at the lease commencement date based on the present value of the lease payments over the lease term. As most of our leases do not provide the information required to determine the implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. This rate is determined considering factors such as the lease term, our credit standing and the economic environment of the location of the lease. We use the implicit rate when readily determinable.

Our lease terms include all non-cancelable periods and may include options to extend (or to not terminate) the lease when it is reasonably certain that we will exercise that option. Leases that have a term of 12 months or less at the commencement date are expensed on a straight-line basis over the lease term and do not result in the recognition of an asset or a liability.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for finance leases is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis, but interest expense on the liability is recognized utilizing the interest method that results in more expense during the early years of the lease. We have lease agreements with lease and non-lease components, primarily related to real estate, vehicle and information technology (IT) assets. For vehicle and real estate leases, we account for the lease and non-lease components as a single lease component. For IT leases, we allocate the payment between the lease and non-lease components based on the relative value of each component. See NOTE 8, "LEASES," for additional information.

Goodwill

We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform an annual quantitative goodwill impairment test. We have elected this option on certain reporting units. The quantitative impairment test is only required if an entity determines through this qualitative analysis that it is more likely than not that the fair value of the reporting unit is less than its carrying value or if we otherwise elect to perform the analysis. In addition, the carrying value of goodwill must be tested for impairment on an interim basis in certain circumstances where impairment may be indicated. We perform our annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value.

When we are required or opt to perform the quantitative impairment test, the fair value of each reporting unit is estimated using the income approach. Our income approach method uses a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our reporting units are generally defined as one level below a reportable segment. However, our Distribution segment is considered a single reporting unit as it is managed geographically and all regions share similar economic characteristics and provide similar products and services.

The discounted cash flow model requires us to make projections of revenue, gross margin, operating expenses, working capital investment and fixed asset additions for the reporting units over a multi-year period. Additionally, management must estimate a weighted-average cost of capital, which reflects a market rate, for each reporting unit for use as a discount rate. The discounted cash flows are compared to the carrying value of the reporting unit and, if less than the carrying value, the difference is recorded as a goodwill impairment loss. In addition, we also perform sensitivity analyses to determine how much our forecasts can fluctuate before the fair value of a reporting unit would be lower than its carrying amount. Future changes in the judgments, assumptions and estimates that are used in our goodwill impairment testing, including discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year. We perform the annual goodwill impairment assessment as of October 31 each year.

During the third quarter of 2025, in our Accelera segment, we observed the rapidly deteriorating conditions in our electrolyzer markets and overall hydrogen markets, along with significant uncertainty in the alternative power markets resulting from reductions in government incentives. As a result, we determined that a triggering event occurred for our electrolyzer reporting unit, warranting an interim impairment test of goodwill resulting in a charge of $210 million. See NOTE 22, "ACCELERA ACTIONS," for additional information.

We completed our annual goodwill impairment assessment on October 31, 2025, and noted no additional impairments.

At December 31, 2025, our recorded goodwill was $2.2 billion, of which approximately 34 percent resided in the drivetrain and braking systems reporting unit. Changes in our projections or estimates, a deterioration of our operating results and the related cash flow effect or a significant increase in the discount rate could decrease the estimated fair value of our reporting units and result in a future impairment of goodwill. See NOTE 9, "GOODWILL AND OTHER INTANGIBLE ASSETS," for additional information.

Other Intangible Assets

We capitalize other intangible assets, such as trademarks, patents and customer relationships, that were acquired either individually or with a group of other assets. These intangible assets are amortized on a straight-line basis over their estimated useful lives generally ranging from 3 to 25 years. Intangible assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets. We impaired $27 million and $84 million of other intangible assets in our Accelera segment in 2025 and 2024, respectively. See NOTE 9, "GOODWILL AND OTHER INTANGIBLE ASSETS," and NOTE 22, "ACCELERA ACTIONS," for additional information.

Software

We capitalize software that is developed or obtained for internal use. Software costs are amortized on a straight-line basis over their estimated useful lives generally ranging from 2 to 12 years. Software assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets. Upgrades and enhancements are capitalized if they result in significant modifications that enable the software to perform tasks it was previously incapable of performing. Software maintenance, training, data conversion and business process reengineering costs are expensed in the period in which they are incurred. See NOTE 9, "GOODWILL AND OTHER INTANGIBLE ASSETS," for additional information.

Warranty

We estimate and record a liability for base warranty programs at the time our products are sold. Our estimates are based on historical experience and reflect management's best estimates of expected costs at the time products are sold and subsequent adjustment to those expected costs when actual costs differ. Factors considered in developing these estimates included component failure rates, repair costs and the point of failure within the product life cycle. As a result of the uncertainty surrounding the nature and frequency of product campaigns, the liability for such campaigns is recorded when we commit to a recall action or when a recall becomes probable and estimable, which generally occurs when it is announced. The liability for these campaigns is reflected in the provision for product campaigns. We review and assess the liability for these programs on a quarterly basis. We also assess our ability to recover certain costs from our suppliers and record a receivable when we believe a recovery is probable. In addition to costs incurred on warranty and product campaigns, from time to time we also incur costs related to customer satisfaction programs for items not covered by warranty. We accrue for these costs when agreement is reached with a specific customer. These costs are not included in the provision for warranties, but are included in cost of sales. In addition, we sell extended warranty coverage on most of our engines. See *Extended Warranty* policy discussion above and NOTE 13, "PRODUCT WARRANTY LIABILITY," for additional information.

Contingent Liabilities

We record an accrual for contingent liabilities when the amounts are probable and estimable. As the cash flow associated with most of our contingent liabilities cannot be reasonably predicted, we record our estimated obligations on an undiscounted basis. In addition, our accrual does not include amounts for estimated legal defense costs as those are expensed in the period in which they are incurred.

Environmental Credits

From time to time, we purchase certain forms of environmental credits from third parties to satisfy obligations with various regulatory agencies when we do not generate enough credits internally to satisfy those obligations. Purchased credits are initially recorded at cost and expensed when utilized to satisfy the related regulatory obligation. Amounts expected to be utilized in the next twelve months are reflected as current assets. As of December 31, 2025, we had $127 million of credits of which $105 million was recorded in other current assets and $22 million was recorded in other intangible assets, net in our *Consolidated Balance Sheets*.

Our engines are subject to extensive statutory and regulatory requirements governing emissions, including greenhouse gas (GHG) standards set by the EPA and fuel consumption standards set by the National Highway Traffic Safety Administration (NHTSA). To comply with these regulations, we utilize banking and trading of regulatory compliance credits. In June 2025, NHTSA published an interpretive rule questioning the current regulatory framework of allowing credits as a compliance vehicle. In July 2025, the EPA published a proposed rule that would repeal GHG emissions standards and thus remove the requirement for vehicle and engine manufacturers to measure, control and report these emissions from vehicles. If both regulatory agencies finalize their indicated proposals, we will no longer utilize emission compliance credits on future engines sales and the credits would have minimal, if any, value to us. While the rules will likely be subject to legal challenges, in the period the rule is finalized, we could be required to incur a non-cash expense up to the value of our existing credits.

Research, Development and Engineering

Our research, development and engineering (RD&E) programs are focused on product improvements, product extensions, innovations and cost reductions for our customers. RD&E expenditures include salaries, contractor fees, building costs, utilities, testing, technical IT expenses, administrative expenses and allocation of corporate costs and are expensed, net of contract reimbursements, when incurred. From time to time, we enter into agreements with customers and government agencies to fund a portion of the RD&E costs of a particular project. When not associated with a sales contract, we generally account for these reimbursements as an offset to the related RD&E expenditure. RD&E expenses, net of contract reimbursements, were $1.4 billion, $1.4 billion and $1.4 billion for the years ended December 31, 2025, 2024 and 2023, respectively. Contract reimbursements were $54 million, $72 million and $81 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Related Party Transactions

In accordance with the provisions of various joint venture agreements, we may purchase products and components from our joint ventures, sell products and components to our joint ventures and our joint ventures may sell products and components to unrelated parties. Joint venture transfer prices may differ from normal selling prices. Certain joint venture agreements transfer product at cost, some transfer product on a cost-plus basis, and others transfer product at market value.

The following is a summary of sales to and purchases from nonconsolidated equity investees:

In millions	Years ended December 31,		
	2025	2024	2023
Sales to nonconsolidated equity investees	$ 1,679	$ 1,392	$ 1,548
Purchases from nonconsolidated equity investees	2,168	2,463	2,628

The following is a summary of accounts receivable from and accounts payable to nonconsolidated equity investees:

In millions	December 31,		Balance Sheet Location
	2025	2024	
Accounts receivable from nonconsolidated equity investees	$ 523	$ 432	Accounts and notes receivable, net
Accounts payable to nonconsolidated equity investees	263	281	Accounts payable (principally trade)

Supply Chain Financing

We currently have supply chain financing programs with financial intermediaries, which provide certain vendors the option to be paid by financial intermediaries earlier than the due date on the applicable invoice. When a vendor utilizes the program and receives an early payment from a financial intermediary, they take a discount on the invoice. We then pay the financial intermediary the face amount of the invoice on the original due date, which generally have 60 to 90 day payment terms. The maximum amount that we could have outstanding under these programs was $574 million at December 31, 2025. We do not reimburse vendors for any costs they incur for participation in the program, their participation is completely voluntary and there are no assets pledged as security or other forms of guarantees provided for the committed payment to the finance provider or intermediary. As a result, all amounts owed to the financial intermediaries are presented as accounts payable in our *Consolidated Balance Sheets*. Amounts due to the financial intermediaries reflected in accounts payable at December 31, 2025, and 2024, were $153 million and $142 million, respectively.

The following table summarizes the changes in amounts due to financial intermediaries reflected in accounts payable:

In millions	December 31,	
	2025	2024
Balance at the beginning of year	$ 142	$ 199
Additional invoices presented for payment	800	794
Payments to financial intermediaries	(793)	(850)
Foreign currency translation adjustments and other	4	(1)
Balance at end of period	$ 153	$ 142

Accounts Receivable Sales Program

In May 2024, we entered into an accounts receivable sales agreement with Wells Fargo Bank, N.A., to sell certain accounts receivable up to the Board of Directors (Board) approved limit of $500 million. We will classify proceeds received from the sales of accounts receivable as an operating cash flow in our *Consolidated Statements of Cash Flows*, and we will record the discount in other income, net in our *Consolidated Statements of Net Income* when the program is active. There was no activity under the program during the years ended December 31, 2025 and 2024.

Government Assistance

From time to time, we receive assistance from government agencies primarily related to two areas (1) expense reimbursement and funding grants in the form of cash in conjunction with research and development projects and (2) incentives primarily related to investments in new or existing facilities. The grants and related projects range in term from 1 to 6 years. Generally, the grant awards for research are payable to us when we achieve specific milestones or deliverables. Certain grant awards are subject to audit, whereby non-compliance may result in a refund to the government agency. Grants related to investments supporting facilities are typically in the form of reimbursement for capital assets or expenses such as training the employees at those facilities.

We recognize grant awards related to research and development as an offset of the related research and development expenditure when the awards become payable upon us meeting a specific milestone or deliverable. We recognize grant awards for reimbursement of capital as a reduction in value of the related fixed asset. We recognize grants for reimbursement of training or other expenses as an offset to the related expense. For the years ended December 31, 2025, 2024 and 2023, government grants did not have a material impact on our financial statements as a whole, and we did not have any individually material grant awards.

RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting Pronouncements Recently Adopted

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures," to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment, entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. We adopted this standard prospectively in the fourth quarter of 2025. The new required disclosures are included in NOTE 4, "INCOME TAXES."

Accounting Pronouncements Issued But Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)", which requires public business entities to disclose in the notes to the financial statements more detailed information about the types of expenses included in certain expense captions in the consolidated financial statements, including purchases of inventory, employee compensation, and depreciation and amortization. The amendments are effective for us beginning with our 2027 annual period and in interim periods beginning in 2028. Early adoption is permitted. The ASU may be adopted prospectively or retrospectively. We are currently evaluating the impact of ASU 2024-03 on our *Consolidated Financial Statements* and related disclosures.

In September 2025, the FASB issued ASU 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40)", to modernize the accounting guidance for costs to develop software for internal use. The new guidance amends the existing standard to remove references to various stages of a software development project to better align with current software development methods such as agile programming. The types of costs required to be capitalized has not significantly changed. In addition, the new standard requires the capitalization of costs when (1) management has authorized and committed to funding the project and (2) it is probable that the project will be completed and the software will be used to perform its intended function. The new standard is effective for us beginning January 1, 2028, with early adoption permitted. The adoption of this standard is not expected to have a material impact on our *Consolidated Financial Statements.*

In December 2025, the FASB issued ASU 2025-10, "Accounting for Government Grants Received by Business Entities (Topic 832)", which establishes accounting requirements for grants received by a business entity. A government grant is defined as a transfer of a monetary asset or a tangible non-monetary asset, other than in an exchange transaction. The scope does not include income taxes or guarantees. The amendments are effective for us beginning January 1, 2029. Early adoption is permitted. The ASU may be adopted prospectively or retrospectively. As the standard is largely consistent with our current policy on accounting for government grants (disclosed earlier in this note), we do not expect implementation of the new standard to have a material impact on our *Consolidated Financial Statements*.

NOTE 2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Long-term Contracts

We have certain arrangements, primarily long-term maintenance agreements, construction contracts, product sales with associated performance obligations extending beyond a year, product sales with lead times extending beyond one year that are non-cancellable or for which the customer incurs a penalty for cancellation and extended warranty coverage arrangements that span a period in excess of one year. The aggregate amount of the transaction price for these contracts, excluding extended warranty coverage arrangements, at December 31, 2025, was $6.3 billion. We expect to recognize the related revenue of $3.6 billion over the next 12 months and $2.7 billion over periods up to 10 years. See NOTE 13, "PRODUCT WARRANTY LIABILITY," for additional disclosures on extended warranty coverage arrangements. Our other contracts generally are for a duration of less than one year, include payment terms that correspond to the timing of costs incurred when providing goods and services to our customers or represent sales-based royalties.

Deferred and Unbilled Revenue

The following is a summary of our unbilled and deferred revenue and related activity:

	December 31,	
In millions	**2025**	**2024**
Unbilled revenue	$ 439	$ 403
Deferred revenue	2,660	2,412

We recognized revenue of $1.1 billion and $850 million in 2025 and 2024, respectively, that was included in the deferred revenue balance at the beginning of each year.

Disaggregation of Revenue

Consolidated Revenue

The table below presents our consolidated net sales by country based on the location of the customer:

	Years ended December 31,		
In millions	**2025**	**2024**	**2023**
United States	$ 18,974	$ 19,422	$ 19,302
China	3,298	2,948	3,115
India	1,721	1,779	1,678
Other international	9,677	9,953	9,970
Total net sales	$ 33,670	$ 34,102	$ 34,065

Segment Revenue

Engine segment external sales by market were as follows:

	Years ended December 31,		
In millions	**2025**	**2024**	**2023**
Heavy-duty truck	$ 2,544	$ 3,320	$ 3,391
Medium-duty truck and bus	2,547	3,100	2,622
Light-duty automotive	1,930	1,585	1,748
Total on-highway	7,021	8,005	7,761
Off-highway	1,083	982	1,113
Total sales	$ 8,104	$ 8,987	$ 8,874

Components segment external sales by business were as follows:

	Years ended December 31,		
In millions	**2025**	**2024**	**2023**
Drivetrain and braking systems	$ 3,983	$ 4,731	$ 4,822
Emission solutions	3,034	3,180	3,425
Components and software	1,203	1,106	1,225
Automated transmissions	423	588	714
Atmus	—	289 [1]	1,345
Total sales	$ 8,643	$ 9,894	$ 11,531

[1] Included sales through the March 18, 2024, divestiture. See NOTE 21, "ATMUS DIVESTITURE," for additional information.

Distribution segment external sales by region were as follows:

	Years ended December 31,					
In millions	2025		2024		2023	
North America	$	8,619	$	7,617	$	7,054
Europe		1,186		1,179		848
Asia Pacific		1,150		1,243		1,091
China		509		469		424
India		363		310		264
Latin America		293		266		224
Africa and Middle East		266		268		294
Total sales	$	12,386	$	11,352	$	10,199

Distribution segment external sales by product line were as follows:

	Years ended December 31,					
In millions	2025		2024		2023	
Power generation	$	4,928	$	3,961	$	2,496
Parts		4,073		3,966		4,052
Service		1,798		1,747		1,664
Engines		1,587		1,678		1,987
Total sales	$	12,386	$	11,352	$	10,199

Power Systems segment external sales by product line were as follows:

	Years ended December 31,					
In millions	2025		2024		2023	
Power generation	$	2,229	$	1,896	$	1,698
Industrial		1,238		1,130		970
Generator technologies		647		474		457
Total sales	$	4,114	$	3,500	$	3,125

NOTE 3. INVESTMENTS IN EQUITY INVESTEES

Investments and advances related to equity method investees and our ownership percentages were as follows:

	Ownership	December 31,			
Dollars in millions	percentage	2025		2024	
Amplify Cell Technologies, LLC	30%	$	359	$	187
Komatsu alliances	20-50%		321		322
Beijing Foton Cummins Engine Co., Ltd.	50%		220		185
Dongfeng Cummins Engine Company, Ltd.	50%		148		128
Chongqing Cummins Engine Company, Ltd.	50%		140		120
Sistemas Automotrices de Mexico S.A. de C.V.	50%		134		150
Automotive Axles Limited	36%		120		123
Tata Cummins, Ltd.	50%		115		96
Cummins-Scania XPI Manufacturing, LLC	50%		91		88
Freios Master	49%		79		78
Other	Various		406		412
Investments and advances related to equity method investees		$	2,133	$	1,889

We have approximately $960 million in our investment account at December 31, 2025, that represents cumulative undistributed income in our equity investees. Dividends received from our unconsolidated equity investees were $299 million, $308 million and $257 million in 2025, 2024 and 2023, respectively.

Equity, royalty and interest income from investees, net of applicable taxes, was as follows:

In millions	Years ended December 31,					
	2025		2024		2023	
Manufacturing entities						
Chongqing Cummins Engine Company, Ltd.	$	**89**	$	60	$	36
Dongfeng Cummins Engine Company, Ltd.		**70**		66		65
Beijing Foton Cummins Engine Co., Ltd.		**64**		42		47
Tata Cummins, Ltd.		**33**		31		29
All other manufacturers		**29**		25 [1]		91
Distribution entities						
Komatsu Cummins Chile, Ltda.		**54**		55		55
All other distributors		**25**		17		16
Cummins share of net income		**364**		296		339
Royalty and interest income		**105**		99		144
Equity, royalty and interest income from investees	$	**469**	$	395	$	483

[1] Included a $17 million impairment of our joint ventures in the fourth quarter of 2024 related to Accelera strategic reorganization actions. See NOTE 22, "ACCELERA ACTIONS," for additional information

Manufacturing Entities

Our manufacturing joint ventures were generally formed with customers and are primarily intended to allow us to increase our market penetration in geographic regions, reduce capital spending, streamline our supply chain management and develop technologies. Our largest manufacturing joint ventures are based in China and are included in the list below. Our engine manufacturing joint ventures are supplied by our Components segment in the same manner as it supplies our wholly-owned Engine segment and Power Systems segment manufacturing facilities. Our Components segment joint ventures and wholly-owned entities provide drivetrain and braking systems for commercial diesel and natural gas applications, aftertreatment systems, turbochargers, fuel systems, valvetrain technologies, automated transmissions and electronics that are used with our engines as well as some competitors' products. The results and investments in our joint ventures in which we have 50 percent or less ownership interest (except for Eaton Cummins Automated Transmission Technologies joint venture, which is consolidated due to our majority voting interest) are included in equity, royalty and interest income from investees and investments and advances related to equity method investees in our *Consolidated Statements of Net Income* and *Consolidated Balance Sheets*, respectively.

- ***Chongqing Cummins Engine Company, Ltd. -*** Chongqing Cummins Engine Company, Ltd. is a joint venture in China with Chongqing Machinery and Electric Co. Ltd. This joint venture manufactures several models of our heavy-duty and high-horsepower diesel engines primarily serving the industrial and power generation markets in China.

- ***Dongfeng Cummins Engine Company, Ltd. -*** Dongfeng Cummins Engine Company, Ltd. (DCEC) is a joint venture in China with Dongfeng Automotive Co. Ltd., a subsidiary of Dongfeng Motor Corporation and one of the largest medium-duty and heavy-duty truck manufacturers in China. DCEC produces 2.5 liter to 14.5 liter diesel engines with a power range from 80 to 770 horsepower, natural gas engines and automated transmissions. On-highway engines are used in multiple applications in light-duty and medium-duty trucks, special purpose vehicles, buses and heavy-duty trucks with a main market in China. Off-highway engines are used in a variety of construction, power generation, marine and agriculture markets in China.

- ***Beijing Foton Cummins Engine Co., Ltd. -*** Beijing Foton Cummins Engine Co., Ltd. is a joint venture in China with Beiqi Foton Motor Co., Ltd., a commercial vehicle manufacturer, which has two distinct lines of business - a light-duty business and a heavy-duty business. The light-duty business produces our families of ISF 2.5 liter to 4.5 liter high performance light-duty diesel engines in Beijing, which are used in light-duty and medium-duty commercial trucks, pick-up trucks, buses, multipurpose and sport utility vehicles with the main market in China. Certain types of small construction equipment and industrial applications are also served by these engine families. The heavy-duty business produces 7.0 liter to 14.5 liter high performance medium-duty and heavy-duty diesel and natural gas engines, which are used in commercial trucks, certain types of construction equipment and industrial applications.

- ***Tata Cummins, Ltd. -*** Tata Cummins, Ltd. is a joint venture in India with Tata Motors Ltd., the largest automotive company in India and a member of the Tata group of companies. This joint venture manufactures Cummins' 3.8 to 8.9 liter diesel and natural gas engines in India with a power range from 75 to 400 horsepower for use in trucks and buses manufactured by Tata Motors, as well as for various on-highway, industrial and power generation applications for Cummins.

Our Amplify Cell Technologies LLC (Amplify) joint venture meets the definition of a variable interest entity since the equity-at-risk is not currently sufficient to support the future operations of the joint venture. Accelera, Daimler Truck and US Holding LLC and PACCAR, Inc. each own 30 percent of the joint venture and have two board positions, while EVE Energy owns 10 percent and has one board position. All significant decisions require majority or super-majority approval of the board. As a result, we are not the primary beneficiary of the joint venture, and it is not consolidated. We account for the joint venture using the equity method. Our Amplify joint venture will manufacture battery cells for electric commercial vehicles and industrial applications. The joint venture was formed in May 2024, but is not expected to begin production until 2028. As of December 31, 2025, we contributed $412 million and our maximum remaining required contribution to the joint venture was $418 million, which could be reduced by future government incentives received by the joint venture.

Distribution Entities

We have an extensive worldwide distributor and dealer network through which we sell and distribute our products and services. Generally, our distributors are divided by geographic region with some of our distributors being wholly-owned by Cummins, some partially-owned and some independently owned. We consolidate all wholly-owned distributors and partially-owned distributors where we are the primary beneficiary and account for other partially-owned distributors using the equity method of accounting.

Komatsu Cummins Chile, Ltda. - Komatsu Cummins Chile, Ltda. is a joint venture with Komatsu America Corporation. The joint venture is a distributor that offers the full range of our products and services to customers and end-users in Chile and Peru.

In certain cases where we own a partial interest in a distributor, we may be obligated to purchase the other equity holders' interests if certain events occur (such as the death or resignation of the distributor principal or a change in control of Cummins Inc.). The purchase consideration of the equity interests may be determined based on the fair value of the distributor's assets. Repurchase obligations and practices vary by geographic region.

All distributors that are partially-owned are considered to be related parties in our *Consolidated Financial Statements*.

Equity Investee Financial Summary

Summary financial information for our equity investees was as follows:

		Years ended and at December 31,			
In millions		2025		2024	2023
Net sales	$	11,588	$ 11,190	$	9,998
Gross margin		1,847	1,760		1,597
Net income		968	860		677
Cummins share of net income	$	364	$ 296	$	339
Royalty and interest income		105	99		144
Total equity, royalty and interest from investees	$	469	$ 395	$	483
Current assets	$	7,794	$ 6,626		
Long-term assets		3,072	2,597		
Current liabilities		(4,977)	(4,203)		
Long-term liabilities		(555)	(549)		
Net assets	$	5,334	$ 4,471		
Cummins share of net assets	$	2,165	$ 1,866		

NOTE 4. INCOME TAXES

The following table summarizes income before income taxes:

		Years ended December 31,			
In millions		2025		2024	2023
U.S. income (loss)	$	1,781	$ 2,857	$	(541)
Foreign income		2,182	2,046		2,167
Income before income taxes	$	3,963	$ 4,903	$	1,626

Effective December 31, 2025, we adopted ASU 2023-09 on a prospective basis. See NOTE 1, "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES," for additional details on the adoption of this standard. The tables below provide the prospective disclosures required by ASU 2023-09.

Income tax expense (benefit) consisted of the following:

In millions	Year ended December 31, 2025
Current	
U.S. federal	$ 130
U.S. state and local	18
Foreign	772
Total current income tax expense	920
Deferred	
U.S. federal	86
U.S. state and local	8
Foreign	(8)
Total deferred income tax expense	86
Income tax expense	$ 1,006

On July 4, 2025, the One Big Beautiful Bill Act (The Act) was signed into law, enacting significant changes to U.S. federal income tax rules affecting corporations, such as the ability to immediately deduct domestic research and development costs, restoration of elective 100 percent bonus depreciation for qualified property and changes to the international tax provisions. Implementation of The Act resulted in an increase to tax expense of $39 million in 2025, primarily due to a reduction in the foreign income deduction and changes to the research and development tax credit.

During 2025, we responded to rapidly deteriorating conditions in our electrolyzer markets and overall hydrogen market in our Accelera segment by recording $458 million in charges related to inventory write-downs, asset impairments, severance and contract termination costs. These actions resulted in an increase in the effective tax rate of 2.6 percent in 2025. See NOTE 22, "ACCELERA ACTIONS," for additional information.

Reconciliations of the statutory U.S. federal income tax expense and tax rate to the net expense and effective tax rate were as follows:

In millions	Year ended December 31, 2025	
U.S. federal statutory tax expense/rate	$ 832	21.0 %
Domestic federal		
Effect of cross-border tax laws		
Foreign derived intangible income	(42)	(1.1)
Other	15	0.4
Tax credits		
Research tax credits	(69)	(1.7)
Other	(36)	(0.9)
Nontaxable or nondeductible items	1	—
Effect of changes in tax laws or rates enacted in the current period	14	0.3
Other	26	0.7
Domestic state and local taxes, net of federal income tax effect [1]	20	0.5
Foreign tax effects		
Canada		
Valuation allowance	63	1.6
Other	54	1.4
China		
Withholding tax	55	1.4
Equity income or loss	(49)	(1.2)
Other	(7)	(0.2)
India	50	1.3
Netherlands		
Nontaxable or nondeductible items	44	1.1
Other	(8)	(0.2)
United Kingdom		
Tax incentives	(44)	(1.1)
Other	16	0.4
Other foreign jurisdictions	105	2.6
Worldwide changes in unrecognized tax benefits	(34)	(0.9)
Total tax expense/rate	$ 1,006	25.4 %

[1] State and local taxes in California, Illinois, Pennsylvania, Georgia, Tennessee, Michigan, North Carolina, Wisconsin and Iowa comprise the majority of this category.

The year ended December 31, 2025 contained net favorable discrete tax items of $75 million, primarily due to $51 million of favorable adjustments for uncertain tax positions, $15 million of favorable adjustments for share-based compensation tax benefits, $7 million of favorable return to provision adjustments and $2 million of other favorable adjustments.

Income taxes paid, net of refunds received, consisted of the following:

In millions	Year ended December 31, 2025
U.S. federal	$ 328
U.S. state and local	32
Foreign	
India	182
China	184
Other	348
Total income taxes paid	$ 1,074

The tables below provide the historical disclosures for the years ended December 31, 2024 and 2023. Income tax expense (benefit) under the previous standard was as follows:

In millions	Years ended December 31, 2024	Years ended December 31, 2023
Current		
U.S. federal and state	$ 433	$ 611
Foreign	611	632
Total current income tax expense	1,044	1,243
Deferred		
U.S. federal and state	$ (241)	$ (468)
Foreign	32	11
Total deferred income tax benefit	(209)	(457)
Income tax expense	$ 835	$ 786

A reconciliation of the statutory U.S. federal income tax rate to the effective tax rate was as follows:

	Years ended December 31, 2024	Years ended December 31, 2023
Statutory U.S. federal income tax rate	21.0 %	21.0 %
State income tax, net of federal effect	1.2	(0.4)
Differences in rates and taxability of foreign subsidiaries and joint ventures [1]	4.2	11.9
Research tax credits	(1.5)	(4.7)
Foreign derived intangible income	(1.3)	(4.2)
Settlement Agreements, federal impact [2]	—	22.4
Settlement Agreements, state impact [2]	—	2.1
Non-taxable Atmus gain [3]	(6.1)	—
Other, net	(0.5)	0.2
Effective tax rate	17.0 %	48.3 %

[1] Included the jurisdictional mix of pre-tax income and impact of actual and planned repatriation of earnings back to the U.S.

[2] See NOTE 14, "COMMITMENTS AND CONTINGENCIES," for additional information.

[3] See NOTE 21, "ATMUS DIVESTITURE," for additional information.

The year ended December 31, 2024, contained net favorable discrete tax items primarily due to the $1.3 billion non-taxable gain on the Atmus split-off. Other discrete tax items were net favorable by $59 million, primarily due to $52 million of favorable return to provision adjustments, $22 million of favorable share-based compensation tax benefits, $21 million of favorable adjustments related to audit settlements and $20 million of favorable adjustments from tax return amendments, partially offset by $50 million of unfavorable adjustments related to Accelera strategic reorganization actions and net $6 million of other unfavorable adjustments. See NOTE 21, "ATMUS DIVESTITURE," and NOTE 22, "ACCELERA ACTIONS," for additional information.

The year ended December 31, 2023, contained unfavorable net discrete tax items of $397 million, primarily due to $398 million in the fourth quarter related to the $2.0 billion charge from the Settlement Agreements, $22 million of unfavorable adjustments for uncertain tax positions and $3 million of net unfavorable other discrete tax items, partially offset by $21 million of favorable return to provision adjustments and $5 million of favorable share-based compensation tax benefits. See NOTE 14, "COMMITMENTS AND CONTINGENCIES," for additional information.

At December 31, 2025, certain non-U.S. earnings are considered indefinitely reinvested in operations outside the U.S. for which deferred taxes were not provided. Determination of the related deferred tax liability, if any, is not practicable because of the complexities associated with the hypothetical calculation.

Carryforward tax benefits and the tax effect of temporary differences between financial and tax reporting that give rise to net deferred tax assets (liabilities) were as follows:

	December 31,	
In millions	2025	2024
Deferred tax assets		
U.S. and state carryforward benefits	$ 258	$ 254
Foreign carryforward benefits	784	653
Employee benefit plans	170	308
Warranty expenses	599	545
Lease liabilities	142	109
Capitalized research and development expenditures	676	805
Accrued expenses	230	207
Other	209	139
Gross deferred tax assets	3,068	3,020
Valuation allowance	(954)	(872)
Total deferred tax assets	2,114	2,148
Deferred tax liabilities		
Property, plant and equipment	(439)	(371)
Unremitted income of foreign subsidiaries and joint ventures	(175)	(162)
Employee benefit plans	(242)	(289)
Lease assets	(135)	(109)
Intangible assets	(342)	(315)
Other	(106)	(172)
Total deferred tax liabilities	(1,439)	(1,418)
Net deferred tax assets	$ 675	$ 730

Our 2025 U.S. carryforward benefits include $258 million of state credit and net operating loss carryforward benefits that begin to expire in 2026. Our foreign carryforward benefits include $784 million of net operating loss carryforwards that begin to expire in 2026. A valuation allowance is recorded to reduce the gross deferred tax assets to an amount we believe is more likely than not to be realized. The valuation allowance at December 31, 2025 was $954 million and increased by a net $82 million. The valuation allowance at December 31, 2024 was $872 million and increased by a net $83 million. The valuation allowance at December 31, 2023 was $789 million and increased by a net $85 million. The valuation allowance is primarily attributable to the uncertainty regarding the realization of a portion of the U.S. state and foreign net operating loss and tax credit carryforward benefits.

Our *Consolidated Balance Sheets* contain the following tax related items:

	December 31,	
In millions	2025	2024
Prepaid expenses and other current assets		
Refundable income taxes	$ 264	$ 121
Other assets		
Deferred income tax assets	1,063	1,119
Long-term refundable income taxes	20	47
Other accrued expenses		
Income tax payable	156	244
Other liabilities		
Long-term income taxes	8	5
Deferred income tax liabilities	388	389

A reconciliation of unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023 was as follows:

	December 31,		
In millions	2025	2024	2023
Balance at beginning of year	$ 304	$ 330	$ 283
Additions to tax positions due to acquisitions	—	—	8
Additions to current year tax positions	18	21	21
Additions to prior years' tax positions	12	9	19
Reductions to prior years' tax positions	(62)	(18)	(1)
Reductions for tax positions due to settlements with taxing authorities	—	(38)	—
Balance at end of year	$ 272	$ 304	$ 330

Included in the December 31, 2025, 2024 and 2023, balances are $263 million, $289 million and $314 million, respectively, related to tax positions that, if recognized, would favorably impact the effective tax rate in future periods. We also accrued interest expense related to the unrecognized tax benefits of $27 million, $31 million and $33 million as of December 31, 2025, 2024 and 2023, respectively. We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

As a result of our global operations, we file income tax returns in various jurisdictions including U.S. federal, state and foreign jurisdictions. We are routinely subject to examination by taxing authorities throughout the world, including Australia, Belgium, Brazil, Canada, China, France, India, Mexico, the U.K. and the U.S. With few exceptions, our U.S. federal, major state and foreign jurisdictions are no longer subject to income tax assessments for years before 2021.

Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although we believe that adequate provision has been made, there is the possibility that the ultimate resolution of any issues could have an adverse effect on our earnings. Conversely, if any issues are resolved favorably in the future, the related provision would be reduced, thus having a positive impact on earnings.

NOTE 5. MARKETABLE SECURITIES

A summary of marketable securities, all of which are classified as current, was as follows:

		December 31,					
	2025			**2024**			
In millions	Cost	Gross unrealized gains/(losses) [1]	Estimated fair value	Cost	Gross unrealized gains/(losses) [1]	Estimated fair value	
Equity securities							
Level 1							
Publicly-traded shares	$ 7	$ (7)	$ —	$ 7	$ (6)	$ 1	
Level 2							
Debt mutual funds	416	10	426	262	1	263	
Certificates of deposit	280	—	280	262	—	262	
Equity mutual funds	13	11	24	19	7	26	
Debt securities	34	—	34	41	—	41	
Marketable securities	$ 750	$ 14	$ 764	$ 591	$ 2	$ 593	

[1] Unrealized gains and losses for debt securities are recorded in other comprehensive income while unrealized gains and losses for equity securities are recorded in our *Consolidated Statements of Net Income.*

The fair value of Level 1 securities is derived from the market price at the end of the period. The fair value of Level 2 securities is estimated using actively quoted prices for similar instruments from brokers and observable inputs where available, including market transactions and third-party pricing services, or net asset values provided to investors. We do not currently have any Level 3 securities, and there were no transfers between Level 2 or 3 during 2025 or 2024. All debt securities are Level 2 and classified as available-for-sale.

A description of the valuation techniques and inputs used for our Level 2 fair value measures is as follows:

- *Debt mutual funds*— The fair value measures for the vast majority of these investments are the daily net asset values published on a regulated governmental website. Daily quoted prices are available from the issuing brokerage and are used on a test basis to corroborate this Level 2 input measure.

- *Certificates of deposit*— These investments provide us with a contractual rate of return and generally range in maturity from three months to five years. The counterparties to these investments are reputable financial institutions with investment grade credit ratings. Since these instruments are not tradable and must be settled directly by us with the respective financial institution, our fair value measure is the financial institution's month-end statement.

- *Equity mutual funds*— The fair value measures for these investments are the net asset values published by the issuing brokerage. Daily quoted prices are available from reputable third-party pricing services and are used on a test basis to corroborate this Level 2 input measure.

- *Debt securities*— The fair value measures for these securities are broker quotes received from reputable firms. These securities are infrequently traded on a national exchange and these values are used on a test basis to corroborate our Level 2 input measure.

The proceeds from sales and maturities of marketable securities were as follows:

	Years ended December 31,		
In millions	2025	2024	2023
Proceeds from sales of marketable securities	$ 1,163	$ 1,227	$ 1,075
Proceeds from maturities of marketable securities	287	233	259
Investments in marketable securities - liquidations	$ 1,450	$ 1,460	$ 1,334

NOTE 6. INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Inventories included the following:

	December 31,	
In millions	2025	2024
Finished products	**$ 3,091**	$ 2,875
Work-in-process and raw materials	**2,987**	3,086
Inventories at FIFO cost	**6,078**	5,961
Excess of FIFO over LIFO	**(256)**	(219)
Inventories	**$ 5,822**	$ 5,742

We wrote down $119 million and $107 million of inventory in our Accelera segment in 2025 and 2024, respectively, mostly in work-in-process and raw materials. See NOTE 22, "ACCELERA ACTIONS," for additional information.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Details of our property, plant and equipment balance were as follows:

	December 31,	
In millions	2025	2024
Land and buildings	**$ 3,206**	$ 3,012
Machinery, equipment and fixtures	**7,772**	7,266
Construction in process	**1,941**	1,518
Property, plant and equipment, gross	**12,919**	11,796
Less: Accumulated depreciation	**(5,961)**	(5,440)
Property, plant and equipment, net	**$ 6,958**	$ 6,356

We impaired $47 million and $61 million of property, plant and equipment in our Accelera segment in 2025 and 2024, respectively. See NOTE 22, "ACCELERA ACTIONS," for additional information.

NOTE 8. LEASES

Our lease portfolio consists primarily of real estate and equipment leases. Our real estate leases primarily consist of land, office, distribution, warehousing and manufacturing facilities. These leases typically range in term from 2 to 50 years and may contain renewal options for periods up to 10 years at our discretion. Our equipment lease portfolio consists primarily of vehicles (including service vehicles), fork trucks and IT equipment. These leases typically range in term from two to four years and may contain renewal options. Our leases generally do not contain variable lease payments other than (1) certain foreign real estate leases which have payments indexed to inflation and (2) certain real estate executory costs (such as taxes, insurance and maintenance), which are paid based on actual expenses incurred by the lessor during the year. Our leases generally do not include residual value guarantees other than our service vehicle fleet, which has a residual guarantee based on a percentage of the original cost declining over the lease term.

The components of our lease cost were as follows:

	Years ended December 31,		
In millions	2025	2024	2023
Operating lease cost	**$ 184**	$ 187	$ 165
Finance lease cost			
Amortization of right-of-use asset	**29**	26	20
Interest expense	**8**	7	4
Short-term lease cost	**33**	41	24
Variable lease cost	**18**	17	14
Total lease cost	**$ 272**	$ 278	$ 227

Supplemental balance sheet information related to leases:

In millions	December 31, 2025	December 31, 2024	Balance Sheet Location
Assets			
Operating lease assets	$ 537	$ 532	Other assets
Finance lease assets [1]	126	121	Property, plant and equipment, net
Total lease assets	$ 663	$ 653	
Liabilities			
Current			
Operating lease liabilities	$ 138	$ 130	Other accrued expenses
Finance lease liabilities	25	20	Current maturities of long-term debt
Long-term			
Operating lease liabilities	424	409	Other liabilities
Finance lease liabilities	111	105	Long-term debt
Total lease liabilities	$ 698	$ 664	

[1] Finance lease assets were recorded net of accumulated amortization of $100 million and $80 million at December 31, 2025 and 2024.

Supplemental cash flow and other information related to leases:

In millions	Years ended December 31, 2025	Years ended December 31, 2024	Years ended December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 203	$ 176	$ 148
Operating cash flows from finance leases	8	7	4
Financing cash flows from finance leases	28	23	35
Right-of-use assets obtained in exchange for lease obligations			
Operating leases	$ 153	$ 268	$ 153
Finance leases	36	43	12

Additional information related to leases:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (in years)		
Operating leases	5.6	5.9
Finance leases	6.6	7.8
Weighted-average discount rate		
Operating leases	4.8 %	4.6 %
Finance leases	6.1 %	6.0 %

Following is a summary of the future minimum lease payments related to finance and operating leases with terms of more than one year at December 31, 2025, together with the net present value of the minimum payments:

In millions	Finance Leases		Operating Leases	
2026	$	33	$	163
2027		29		133
2028		25		105
2029		19		68
2030		16		48
After 2030		46		132
Total minimum lease payments		168		649
Interest		(32)		(87)
Present value of net minimum lease payments	$	136	$	562

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024:

In millions	Components		Accelera		Distribution		Power Systems		Engine		Total	
Balance at December 31, 2023	$	1,884	$	496	$	83	$	11	$	25	$	2,499
Acquisitions		2		—		—		33		—		35
Foreign currency translation and other		(48)		(2)		—		—		—		(50)
Divestiture [1]		(114)		—		—		—		—		(114)
Balance at December 31, 2024		1,724		494		83		44		25		2,370
Acquisitions		—		—		—		—		9		9
Foreign currency translation and other		50		4		—		1		—		55
Impairment [2]		—		(210)		—		—		—		(210)
Balance at December 31, 2025	$	1,774	$	288	$	83	$	45	$	34	$	2,224

[1] See NOTE 21, "ATMUS DIVESTITURE," for additional information.

[2] See NOTE 22, "ACCELERA ACTIONS," for additional information.

Intangible assets that have finite useful lives are amortized over their estimated useful lives. The following table summarizes our other intangible assets:

In millions	December 31,	
	2025	2024
Amortizable intangible assets		
Software	$ 924	$ 793
Less: Accumulated amortization	(469)	(372)
Software, net	455	421
Trademarks, patents, customer relationships and other	2,718	2,685
Less: Accumulated amortization	(1,028)	(819)
Trademarks, patents, customer relationships and other, net	1,690	1,866
Unamortizable other intangible assets	22	64
Other intangible assets, net	$ 2,167	$ 2,351

Amortization expense for software and other intangibles totaled $323 million, $324 million and $324 million for the years ended December 31, 2025, 2024 and 2023, respectively. The projected amortization expense of our intangible assets, assuming no further acquisitions or dispositions, is as follows:

In millions	2026	2027	2028	2029	2030
Projected amortization expense	$ 312	$ 303	$ 280	$ 246	$ 204

We impaired $27 million and $84 million of other intangible assets in our Accelera segment in 2025 and 2024, respectively. See NOTE 22, "ACCELERA ACTIONS," for additional information.

NOTE 10. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

We sponsor several pension plans covering substantially all employees. Generally, pension benefits for salaried employees are determined as a function of employee's compensation. Pension benefits for most hourly employees are determined similarly and as a function of employee's compensation, with the exception of a small group of hourly employees whose pension benefits were grandfathered in accordance with agreements with their union representation and are based on their years of service and compensation during active employment. The level of benefits and terms of vesting may vary among plans and are offered in accordance with applicable laws. Pension plan assets are administered by trustees and are principally invested in fixed income securities and equity securities. It is our policy to make contributions to our various qualified plans in accordance with statutory and contractual funding requirements, and any additional contributions we determine are appropriate.

Obligations, Assets and Funded Status

Benefit obligation balances presented below reflect the projected benefit obligation (PBO) for our pension plans. The changes in the benefit obligations, the various plan assets, the funded status of the plans and the amounts recognized in our *Consolidated Balance Sheets* for our significant pension plans at December 31 were as follows:

| | Qualified and Non-Qualified Pension Plans | | | |
| | U.S. Plans | | U.K. Plans | |
In millions	2025	2024	2025	2024
Change in benefit obligation				
Benefit obligation at the beginning of the year	$ 3,167	$ 3,381	$ 1,350	$ 1,525
Service cost	133	142	15	18
Interest cost	173	167	77	71
Actuarial loss (gain)	105	(163)	4	(133)
Benefits paid from fund	(247)	(328)	(98)	(108)
Benefits paid directly by employer	(31)	(32)	—	—
Foreign currency translation adjustments	—	—	100	(23)
Benefit obligation at end of year	$ 3,300	$ 3,167	$ 1,448	$ 1,350
Change in plan assets				
Fair value of plan assets at beginning of year	$ 3,706	$ 3,826	$ 1,468	$ 1,720
Actual return on plan assets	330	178	19	(128)
Employer contributions	—	30	19	9
Benefits paid from fund	(247)	(328)	(98)	(108)
Foreign currency translation adjustments	—	—	110	(25)
Fair value of plan assets at end of year	$ 3,789	$ 3,706	$ 1,518	$ 1,468
Funded status (including unfunded plans) at end of year	$ 489	$ 539	$ 70	$ 118
Amounts recognized in consolidated balance sheets				
Pension assets	$ 963	$ 1,071	$ 70	$ 118
Accrued compensation, benefits and retirement costs	(31)	(29)	—	—
Other liabilities	(443)	(503)	—	—
Net amount recognized	$ 489	$ 539	$ 70	$ 118
Amounts recognized in accumulated other comprehensive loss				
Net actuarial loss	$ 464	$ 429	$ 739	$ 691
Prior service cost	4	6	6	7
Net amount recognized	$ 468	$ 435	$ 745	$ 698

In addition to the pension plans in the above table, we also maintain less significant defined benefit pension plans in 15 other countries outside of the U.S. and the U.K. that comprise approximately 6 percent and 7 percent of our pension plan assets and benefit obligations, respectively, at December 31, 2025. These plans are reflected in other liabilities on our *Consolidated Balance Sheets*. In 2025 and 2024, we made $23 million and $21 million of contributions to these plans, respectively.

The following table summarizes the total accumulated benefit obligation (ABO), the ABO and the fair value of plan assets for defined benefit pension plans with ABO in excess of plan assets and the PBO and fair value of plan assets for defined benefit pension plans with PBO in excess of plan assets:

| | Qualified and Non-Qualified Pension Plans | | | |
| | U.S. Plans | | U.K. Plans | |
In millions	2025	2024	2025	2024
Total ABO	$ 3,264	$ 3,132	$ 1,431	$ 1,334
Plans with ABO in excess of plan assets				
ABO	444	1,007	—	—
Fair value of plan assets	6	510	—	—
Plans with PBO in excess of plan assets				
PBO	480	1,042	—	—
Fair value of plan assets	6	510	—	—

Components of Net Periodic Pension Cost (Income)

The following table presents the net periodic pension cost (income) under our plans for the years ended December 31:

| | Qualified and Non-Qualified Pension Plans | | | | | |
| | U.S. Plans | | | U.K. Plans | | |
In millions	2025	2024	2023	2025	2024	2023
Service cost	$ 133	$ 142	$ 117	$ 15	$ 18	$ 17
Interest cost	173	167	168	77	71	70
Expected return on plan assets	(268)	(290)	(277)	(91)	(102)	(105)
Amortization of prior service cost	2	2	2	1	1	1
Recognized net actuarial loss	9	13	8	27	12	—
Net periodic pension cost (income)	$ 49	$ 34	$ 18	$ 29	$ —	$ (17)

Other changes in benefit obligations and plan assets recognized in other comprehensive loss (income) for the years ended December 31 were as follows:

In millions	2025	2024	2023
Amortization of prior service cost	$ (3)	$ (3)	$ (3)
Recognized net actuarial loss	(36)	(25)	(8)
Incurred prior service cost	—	—	1
Incurred actuarial loss	119	46	432
Total recognized in other comprehensive loss	$ 80	$ 18	$ 422
Total recognized in net periodic pension cost and other comprehensive loss	$ 158	$ 52	$ 423

Assumptions

The table below presents various assumptions used in determining the PBO for each year and reflects weighted-average percentages for the various plans as follows:

| | Qualified and Non-Qualified Pension Plans | | | |
| | U.S. Plans | | U.K. Plans | |
	2025	2024	2025	2024
Discount rate	5.60 %	5.69 %	5.58 %	5.62 %
Cash balance crediting rate	4.54 %	4.51 %	—	—
Compensation increase rate	5.37 %	5.32 %	3.50 %	3.75 %

The table below presents various assumptions used in determining the net periodic pension cost and reflects weighted-average percentages for the various plans as follows:

| | Qualified and Non-Qualified Pension Plans | | | | | |
| | U.S. Plans | | | U.K. Plans | | |
	2025	2024	2023	2025	2024	2023
Discount rate	5.69 %	5.15 %	5.55 %	5.62 %	4.72 %	4.99 %
Expected return on plan assets	7.00 %	7.25 %	7.00 %	5.00 %	5.00 %	5.00 %
Compensation increase rate	5.32 %	5.34 %	5.35 %	3.75 %	3.75 %	3.75 %

Plan Assets

Our investment policies in the U.S. and U.K. provide for the rebalancing of assets to maintain our long-term strategic asset allocation. We are committed to this long-term strategy and do not attempt to time the market. Given empirical evidence that asset allocation is critical, rebalancing of the assets has and continues to occur, maintaining the proper weighting of assets to achieve the expected total portfolio returns. We believe that our portfolio is highly diversified and does not have any significant exposure to concentration risk. The plan assets for our defined benefit pension plans do not include any of our common stock or corporate bonds.

U.S. Plan Assets

For the U.S. qualified pension plans, our assumption for the expected return is greatly influenced by our objective to match assets and liabilities and the increase in bond yields. Projected returns are based primarily on broad, publicly traded equity and fixed income indices and forward-looking estimates of active portfolio and investment management. We expect additional positive returns from this active investment management. Based on the historical returns and forward-looking return expectations, we elected an assumption of 7.50 percent in 2026.

To achieve these objectives, we established the following targets:

Asset Class	Plan Target
U.S. equities	10 %
Non-U.S. equities	2 %
Global equities	13 %
Total equities	25 %
Real assets	7 %
Private equity/venture capital	5 %
Opportunistic credit	3 %
Fixed income	60 %
Total	100 %

The fixed income component of the plans is structured to represent a custom bond benchmark that will closely hedge the change in the value of our liabilities. This component is structured in such a way that its benchmark covers approximately 100 percent of the plans' exposure to changes in its discount rate (AA corporate bond yields). In order to achieve a hedge on more than the targeted 60 percent of plan assets invested in fixed income securities, our Benefits Policy Committee (BPC) permits the fixed income managers, other managers or the custodian/trustee to utilize derivative securities, as part of a liability driven investment strategy to further reduce the plans' risk of changes in interest rates. However, all managers hired to manage assets for the trust are prohibited from using leverage unless approved by the BPC.

U.K. Plan Assets

The methodology used to determine the rate of return on the pension plan assets in the U.K. was based on establishing an equity-risk premium over current long-term bond yields adjusted based on target asset allocations. Our strategy with respect to our investments in these assets is to be invested in a suitable mixture of return-seeking assets such as equities, real estate and liability matching assets such as group annuity insurance contracts and duration matched bonds. To achieve these objectives, we established the following targets:

Asset Class	Plan Target
Equities	10 %
Private equity	7 %
Fixed income/insurance annuity	81 %
Cash	2 %
Total	100 %

As part of our strategy in the U.K. we have not prohibited the use of any financial instrument, including derivatives. As in the U.S. plans, derivatives may be used to better match liability duration and are not used in a speculative way. The fixed income component of our portfolio hedges approximately 90 percent of the plans' exposure to interest rates and 90 percent of the plans' exposure to inflation. Based on the above discussion, we elected an assumption of 5.60 percent in 2026.

Fair Value of U.S. Plan Assets

The fair values of U.S. pension plan assets by asset category were as follows:

	Fair Value Measurements at December 31, 2025			
In millions	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Equities				
U.S.	$ 68	$ —	$ —	$ 68
Non-U.S.	37	—	—	37
Fixed income				
Government debt	—	57	—	57
Corporate debt				
U.S.	—	406	—	406
Non-U.S.	—	23	—	23
Asset/mortgaged backed securities	—	3	—	3
Net cash equivalents [1]	258	—	—	258
Private markets and real assets [2]	—	—	462	462
Net plan assets subject to leveling	$ 363	$ 489	$ 462	$ 1,314
Pending trade/purchases/sales				(1)
Accruals [3]				7
Investments measured at net asset value				2,469
Net plan assets				$ 3,789

95

In millions	Fair Value Measurements at December 31, 2024			
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Equities				
U.S.	$ 168	$ —	$ —	$ 168
Non-U.S.	31	—	—	31
Fixed income				
Government debt	—	105	—	105
Corporate debt				
U.S.	—	600	—	600
Non-U.S.	—	36	—	36
Asset/mortgaged backed securities	—	13	—	13
Net cash equivalents [1]	388	—	—	388
Private markets and real assets [2]	—	—	500	500
Net plan assets subject to leveling	$ 587	$ 754	$ 500	$ 1,841
Pending trade/purchases/sales				(2)
Accruals [3]				12
Investments measured at net asset value				1,855
Net plan assets				$ 3,706

[1] Cash equivalents included commercial paper, short-term government/agency, mortgage and credit instruments.

[2] The instruments in private markets and real assets, for which quoted market prices are not available, are valued at their estimated fair value as determined by applicable investment managers or by audited financial statements of the funds. Private markets include equity, venture capital and private credit instruments and funds. Real assets include real estate and infrastructure.

[3] Accruals include interest or dividends that were not settled at December 31.

Certain of our assets are valued based on their respective net asset value (NAV) (or its equivalent), as an alternative to estimated fair value due to the absence of readily available market prices. The fair value of each such investment category was as follows:

- *U.S. and Non-U.S. Corporate Debt* ($912 million and $912 million at December 31, 2025 and 2024, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

- *U.S. and Non-U.S. Equities* ($809 million and $260 million at December 31, 2025 and 2024, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

- *Asset/Mortgage Backed Securities* ($338 million and $327 million at December 31, 2025 and 2024, respectively) - This asset type represents investments in fixed- and floating-rate loans. These funds are valued using NAVs and allow quarterly or more frequent redemptions.

- *Government Debt* ($282 million and $235 million at December 31, 2025 and 2024, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

- *Real Estate* ($128 million and $121 million at December 31, 2025 and 2024, respectively) - This asset type represents different types of real estate including development property, industrial property, individual mortgages, office property, property investment companies and retail property. These funds are valued using NAVs and allow quarterly or more frequent redemptions.

The reconciliation of Level 3 assets was as follows:

In millions	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Private Markets	Real Assets	Total
Balance at December 31, 2023	$ 537	$ 67	$ 604
Actual return on plan assets			
Unrealized losses on assets still held at the reporting date	(3)	(6)	(9)
Purchases, sales and settlements, net	(93)	(2)	(95)
Balance at December 31, 2024	441	59	500
Actual return on plan assets			
Unrealized gains on assets still held at the reporting date	**24**	**4**	**28**
Purchases, sales and settlements, net	**(63)**	**(3)**	**(66)**
Balance at December 31, 2025	**$ 402**	**$ 60**	**$ 462**

Fair Value of U.K. Plan Assets

The fair values of U.K. pension plan assets by asset category were as follows:

In millions	Fair Value Measurements at December 31, 2025			
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed income				
Government debt	$ —	$ 960	$ —	$ 960
Corporate debt				
U.S.	—	43	—	43
Non-U.S.	—	82	—	82
Net cash equivalents [1]	26	63	—	89
Derivative instruments [2]	—	(2)	—	(2)
Repurchase agreements	—	(666)	—	(666)
Insurance annuity	—	—	698	698
Private markets and real assets [3]	—	—	99	99
Net plan assets subject to leveling	$ 26	$ 480	$ 797	$ 1,303
Accruals [4]				3
Investments measured at net asset value				212
Net plan assets				$ 1,518

	Fair Value Measurements at December 31, 2024			
In millions	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed income				
Government debt	$ —	$ 204	$ —	$ 204
Corporate debt				
U.S.	—	32	—	32
Non-U.S.	—	93	—	93
Net cash equivalents [1]	11	14	—	25
Insurance annuity	—	—	383	383
Private markets and real assets [3]	—	—	102	102
Net plan assets subject to leveling	$ 11	$ 343	$ 485	$ 839
Pending trade/purchases/sales				1
Accruals [4]				2
Investments measured at net asset value				626
Net plan assets				$ 1,468

[1] Cash equivalents include commercial paper, short-term government/agency, mortgage and credit instruments.

[2] Derivative instruments include central counterparty swaps.

[3] The instruments in private markets and real assets, for which quoted market prices are not available, are valued at their estimated fair value as determined by applicable investment managers or by audited financial statements of the funds. Private markets include equity, venture capital and private credit instruments and funds. Real assets include real estate and infrastructure.

[4] Accruals include interest or dividends that were not settled at December 31.

Certain of our assets are valued based on their respective NAV (or its equivalent), as an alternative to estimated fair value due to the absence of readily available market prices. The fair value of each such investment category was as follows:

- *U.S. and Non-U.S. Equities* ($141 million and $0 million at December 31, 2025 and 2024, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

- *U.S. and Non-U.S. Corporate Debt* ($70 million and $96 million at December 31, 2025 and 2024, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

- *Re-insurance* ($1 million and $4 million at December 31, 2025 and 2024, respectively) - This commingled fund has a NAV that is determined on a monthly basis and the investment may be sold at that value.

- *Government Debt* ($0 million and $434 million at December 31, 2025 and 2024, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

- *Asset/Mortgage Backed Securities* ($0 million and $92 million at December 31, 2025 and 2024, respectively) - This asset type represents investments in fixed- and floating-rate loans. These funds are valued using NAVs and allow quarterly or more frequent redemptions.

The reconciliation of Level 3 assets was as follows:

| In millions | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | | |
	Insurance Annuity	Real Assets	Private Markets	Total
Balance at December 31, 2023	$ 436	$ 7	$ 96	$ 539
Actual return on plan assets				
Unrealized (losses) gains on assets still held at the reporting date	(53)	—	1	(52)
Purchases, sales and settlements, net	—	(1)	(1)	(2)
Balance at December 31, 2024	383	6	96	485
Actual return on plan assets				
Unrealized losses on assets still held at the reporting date	**(5)**	**(1)**	—	**(6)**
Purchases, sales and settlements, net	**320**	—	**(2)**	**318**
Balance at December 31, 2025	$ **698**	$ **5**	$ **94**	$ **797**

Level 3 Assets

The investments in an insurance annuity contract, venture capital, private equity and real estate, for which quoted market prices are not available, are valued at their estimated fair value as determined by applicable investment managers or by quarterly financial statements of the funds. These financial statements are audited at least annually. In conjunction with our investment consultant and actuary, we monitor the fair value of the insurance contract as periodically reported by our insurer and their counterparty risk. The fair value of all real estate properties, held in the partnerships, are valued at least once per year by an independent professional real estate valuation firm. Fair value generally represents the fund's proportionate share of the net assets of the investment partnerships as reported by the general partners of the underlying partnerships. Some securities with no readily available market are initially valued at cost, utilizing independent professional valuation firms as well as market comparisons with subsequent adjustments to values which reflect either the basis of meaningful third-party transactions in the private market or the fair value deemed appropriate by the general partners of the underlying investment partnerships. In such instances, consideration is also given to the financial condition and operating results of the issuer, the amount that the investment partnerships can reasonably expect to realize upon the sale of the securities and any other factors deemed relevant. The estimated fair values are subject to uncertainty and therefore may differ from the values that would have been used had a ready market for such investments existed and such differences could be material.

Estimated Future Contributions and Benefit Payments

We plan to contribute approximately $51 million to our defined benefit pension plans in 2026. The table below presents expected future benefit payments under our pension plans:

| In millions | Qualified and Non-Qualified Pension Plans | | | | | |
	2026	2027	2028	2029	2030	2031 - 2035
Expected benefit payments	$ 373	$ 377	$ 375	$ 379	$ 380	$ 1,920

Other Pension Plans

We also sponsor defined contribution plans for certain hourly and salaried employees. Our contributions to these plans were $125 million, $126 million and $130 million for the years ended December 31, 2025, 2024 and 2023.

Other Postretirement Benefits

Our OPEB plans provide various health care and life insurance benefits to eligible employees, who retire and satisfy certain age and service requirements, and their dependents. The plans are contributory and contain cost-sharing features such as caps, deductibles, coinsurance and spousal contributions. Employer contributions are limited by formulas in each plan. Retiree contributions for health care benefits are adjusted annually, and we reserve the right to change benefits covered under these plans. There were no plan assets for OPEB plans as our policy is to fund benefits and expenses for these plans as claims and premiums are incurred.

Obligations and Funded Status

Benefit obligation balances presented below reflect the accumulated postretirement benefit obligations for our OPEB plans. The changes in the benefit obligations, the funded status of the plans and the amounts recognized in our *Consolidated Balance Sheets* for our significant OPEB plans were as follows:

		December 31,		
In millions		2025		2024
Change in benefit obligation				
Benefit obligation at the beginning of the year	$	120	$	150
Interest cost		6		7
Plan participants' contributions		5		8
Actuarial gain		(13)		(18)
Benefits paid directly by employer		(10)		(27)
Benefit obligation at end of year	$	108	$	120
Funded status at end of year	$	(108)	$	(120)
Amounts recognized in consolidated balance sheets				
Accrued compensation, benefits and retirement costs	$	(14)	$	(16)
Other liabilities		(94)		(104)
Net amount recognized	$	(108)	$	(120)
Amounts recognized in accumulated other comprehensive loss				
Net actuarial gain	$	(68)	$	(60)
Prior service credit		(3)		(3)
Net amount recognized	$	(71)	$	(63)

In addition to the OPEB plans in the above table, we also maintain less significant OPEB plans in five other countries outside the U.S. that comprise approximately 20 percent and 17 percent of our OPEB obligations at December 31, 2025 and 2024, respectively. These plans are reflected in other liabilities in our *Consolidated Balance Sheets*.

Components of Net Periodic OPEB Cost

The following table presents the net periodic OPEB cost under our plans:

		Years ended December 31,				
In millions		2025		2024		2023
Interest cost	$	6	$	7	$	9
Recognized net actuarial gain		(5)		(3)		(2)
Net periodic OPEB cost	$	1	$	4	$	7

Other changes in benefit obligations recognized in other comprehensive loss (income) for the years ended December 31 were as follows:

		Years ended December 31,				
In millions		2025		2024		2023
Recognized net actuarial gain	$	5	$	3	$	2
Incurred actuarial gain		(13)		(19)		(2)
Total recognized in other comprehensive (income) loss	$	(8)	$	(16)	$	—
Total recognized in net periodic OPEB cost and other comprehensive (income) loss	$	(7)	$	(12)	$	7

Assumptions

The table below presents assumptions used in determining the OPEB obligation for each year and reflects weighted-average percentages for our other OPEB plans as follows:

	2025	2024
Discount rate	5.22 %	5.60 %

The table below presents assumptions used in determining the net periodic OPEB cost and reflects weighted-average percentages for the various plans as follows:

	2025	2024	2023
Discount rate	5.60 %	5.19 %	5.59 %

Our consolidated OPEB obligation is determined by application of the terms of health care and life insurance plans, together with relevant actuarial assumptions and health care cost trend rates. For measurement purposes, a 6.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed in 2025. The rate is assumed to decrease on a linear basis to 5.0 percent through 2032 and remain at that level thereafter.

Estimated Benefit Payments

The table below presents expected benefit payments under our OPEB plans:

In millions	2026	2027	2028	2029	2030	2031 - 2035
Expected benefit payments	$ 14	$ 13	$ 13	$ 12	$ 11	$ 41

NOTE 11. SUPPLEMENTAL BALANCE SHEET DATA

Other assets included the following:

	December 31,	
In millions	2025	2024
Deferred income taxes	$ 1,063	$ 1,119
Operating lease assets	537	532
Corporate-owned life insurance	454	423
Other	498	559
Other assets	$ 2,552	$ 2,633

Other accrued expenses included the following:

	December 31,	
In millions	2025	2024
Marketing accruals	$ 346	$ 335
Other taxes payable	318	249
Income taxes payable	156	244
Current portion of operating lease liabilities	138	130
Other	968	940
Other accrued expenses	$ 1,926	$ 1,898

Other liabilities included the following:

In millions	December 31,	
	2025	2024
Accrued product warranty	$ 887	$ 843
Pensions	443	503
Operating lease liabilities	424	409
Deferred income taxes	388	389
Accrued compensation	210	193
Other postretirement benefits	94	104
Long-term derivative liabilities	72	89
Other	610	619
Other liabilities	$ 3,128	$ 3,149

NOTE 12. DEBT

Loans Payable

Loans payable at December 31, 2025 and 2024 were $313 million and $356 million, respectively, and consisted primarily of loans payable to financial institutions. The weighted-average interest rate of loans payable at December 31 was as follows:

	2025	2024
Weighted-average interest rate	2.55 %	2.85 %

Commercial Paper

Our committed credit facilities provide access up to $4.0 billion of unsecured, short-term promissory notes (commercial paper) pursuant to the Board authorized commercial paper programs. These programs facilitate the private placement of unsecured short-term debt through third-party brokers. We intend to use the net proceeds from the commercial paper borrowings for general corporate purposes. We had $353 million and $1.3 billion in outstanding borrowings under our commercial paper programs at December 31, 2025 and 2024, respectively. The weighted-average interest rate for commercial paper at December 31 was as follows:

	2025	2024
Weighted-average interest rate	3.20 %	4.49 %

Revolving Credit Facilities

On June 2, 2025, we entered into an amended and restated 5-year credit agreement that allows us to borrow up to $2.0 billion of unsecured funds at any time prior to June 2, 2030. The credit agreement amended and restated the prior $2.0 billion 5-year credit agreement that would have matured on June 3, 2029. We also entered into a new 3-year credit agreement that allows us to borrow up to $2.0 billion of unsecured funds at any time prior to June 2, 2028. The credit agreement replaced the prior $2.0 billion 364-day credit facility that matured on June 2, 2025.

Our committed credit facilities provide access up to $4.0 billion from our $2.0 billion 3-year credit facility and our $2.0 billion 5-year facility. We intend to maintain credit facilities at the current or higher aggregate amounts by renewing or replacing these facilities at or before expiration. Amounts payable under our revolving credit facility rank pro rata with all of our unsecured, unsubordinated indebtedness. Up to $300 million under each committed credit facility is available for swingline loans. Based on our current long-term debt ratings, the applicable margin on Secured Overnight Financing Rate (SOFR) rate loans for the 3-year facility was 0.75 percent per annum and 0.75 percent for the 5-year facility. Advances under the facility may be prepaid without premium or penalty, subject to customary breakage costs. These revolving credit facilities are maintained primarily to provide backup liquidity for our commercial paper borrowings and general corporate purposes. Our credit agreements include various covenants, including, among others, maintaining a net debt to total capital ratio of no more than 0.65 to 1.0. At December 31, 2025, we were in compliance with the financial debt covenants. There were no outstanding borrowings under these facilities at December 31, 2025 and December 31, 2024.

The total combined borrowing capacity under the revolving credit facilities and commercial programs should not exceed $4.0 billion. At December 31, 2025, our $353 million of commercial paper outstanding effectively reduced the $4.0 billion available capacity under our revolving credit facilities to $3.6 billion.

At December 31, 2025, we also had an additional $798 million available for borrowings under our uncommitted international and other domestic credit facilities.

Long-term Debt

A summary of long-term debt was as follows:

In millions	Interest Rate	December 31, 2025	December 31, 2024
Long-term debt			
Hydrogenics promissory notes, due 2025	—%	$ —	$ 110
Senior notes, due 2025 [1]	0.75%	—	500
Debentures, due 2027	6.75%	58	58
Debentures, due 2028	7.125%	250	250
Senior notes, due 2028	4.25%	300	—
Senior notes, due 2029	4.90%	500	500
Senior notes, due 2030 [1]	1.50%	850	850
Senior notes, due 2031	4.70%	700	—
Senior notes, due 2034	5.15%	750	750
Senior notes, due 2035	5.30%	1,000	—
Senior notes, due 2043	4.875%	500	500
Senior notes, due 2050	2.60%	650	650
Senior notes, due 2054	5.45%	1,000	1,000
Debentures, due 2098 [2]	5.65%	165	165
Other debt		175	160
Unamortized discount and deferred issuance costs		(91)	(89)
Fair value adjustments due to hedge on indebtedness		(57)	(85)
Finance leases		136	125
Total long-term debt		6,886	5,444
Less: Current maturities of long-term debt [3]		94	660
Long-term debt		$ 6,792	$ 4,784

[1] In 2021, we entered into a series of interest rate swaps to effectively convert debt from a fixed rate to floating rate. In March of 2025, we settled the remainder of the interest rate swaps on our debt due in 2025. See "Interest Rate Risk" in NOTE 20, "DERIVATIVES," for additional information. During the third quarter of 2025, we repaid the outstanding balance of the senior notes due in 2025.

[2] The effective interest rate is 7.48 percent.

[3] The weighted-average interest rates for the years ended December 31, 2025 and 2024, were 5.19 percent and 1.01 percent, respectively.

On May 9, 2025, we issued $2.0 billion aggregate principal amount of senior unsecured notes consisting of $300 million aggregate principal amount of 4.25 percent senior unsecured notes due in 2028, $700 million aggregate principal amount of 4.70 percent senior unsecured notes due in 2031 and $1.0 billion aggregate principal amount of 5.30 percent senior unsecured notes due in 2035. Net of the discount and underwriter fees, we received net proceeds of $1.99 billion. The senior unsecured notes due in 2028 and 2035 pay interest semi-annually on May 9 and November 9, commencing on November 9, 2025. The senior unsecured notes due in 2031 pay interest semi-annually on February 15 and August 15, commencing on February 15, 2026. The indenture governing the senior unsecured notes contains covenants that, among other matters, limit (i) our ability to consolidate or merge into, or sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our and our subsidiaries' assets to another person, (ii) our and certain of our subsidiaries' ability to create or assume liens and (iii) our and certain of our subsidiaries' ability to engage in sale and leaseback transactions.

Principal payments required on long-term debt during the next five years are as follows:

In millions	2026	2027	2028	2029	2030
Principal payments	$ 94	$ 130	$ 608	$ 539	$ 863

The $250 million 7.125 percent debentures and $165 million 5.65 percent debentures are unsecured and are not subject to any sinking fund requirements. We can redeem these debentures at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the debenture holders are not penalized by the early redemption.

Our debt agreements contain several restrictive covenants. The most restrictive of these covenants applies to our revolving credit facility which will upon default, among other things, limit our ability to incur additional debt or issue preferred stock, enter into sale-leaseback transactions, sell or create liens on our assets, make investments and merge or consolidate with any other entity. At December 31, 2025, we were in compliance with all of the financial debt covenants under our borrowing agreements.

Shelf Registration

As a well-known seasoned issuer, we filed an automatic shelf registration for an undetermined amount of debt and equity securities with the SEC on February 13, 2025. Under this shelf registration we may offer, from time-to-time, debt securities, common stock, preferred and preference stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

Interest Expense

For the years ended December 31, 2025, 2024 and 2023, total interest incurred was $360 million, $387 million and $383 million, respectively, and interest capitalized was $31 million, $17 million and $8 million, respectively.

Interest Rate Risk

In December 2025, we entered into a series of interest rate swaps to effectively convert $150 million of our senior notes, due in 2054, from a fixed rate of 5.45 percent to a floating rate equal to the daily United States Dollar Secured Overnight Financing Rate (USD SOFR) plus a spread through February 2041. See NOTE 20, "DERIVATIVES," for additional information.

Fair Value of Debt

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, considering our risk premium, the fair values and carrying values of total debt, including current maturities, were as follows:

	December 31,	
In millions	2025	2024
Fair values of total debt [1]	$ 7,337	$ 6,651
Carrying value of total debt	7,552	7,059

[1] The fair value of debt is derived from Level 2 input measures.

NOTE 13. PRODUCT WARRANTY LIABILITY

A tabular reconciliation of the product warranty liability, including the deferred revenue related to our extended warranty coverage and accrued product campaigns, was as follows:

	December 31,		
In millions	2025	2024	2023
Balance at beginning of year	$ 2,623	$ 2,497	$ 2,477
Provision for base warranties issued	632	641	602
Deferred revenue on extended warranty contracts sold	390	343	350
Provision for product campaigns issued	44	65	28
Payments made during period	(730)	(704)	(705)
Amortization of deferred revenue on extended warranty contracts	(296)	(297)	(300)
Changes in estimates for pre-existing product warranties and campaigns	120	99	37
Foreign currency translation adjustments and other	(5)	(21)	8
Balance at end of period	$ 2,778	$ 2,623	$ 2,497

We recognized supplier recoveries of $24 million, $54 million and $36 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Warranty related deferred revenues and warranty liabilities on our *Consolidated Balance Sheets* were as follows:

In millions	December 31,			Balance Sheet Location
	2025		2024	
Deferred revenue related to extended coverage programs				
Current portion	$	303	$ 286	Current portion of deferred revenue
Long-term portion		895	815	Deferred revenue
Total	$	1,198	$ 1,101	
Product warranty				
Current portion	$	693	$ 679	Current portion of accrued product warranty
Long-term portion		887	843	Other liabilities
Total	$	1,580	$ 1,522	
Total warranty accrual	$	2,778	$ 2,623	

NOTE 14. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are subject to numerous lawsuits and claims arising out of the ordinary course of our business, including actions related to product liability; personal injury; the use and performance of our products; warranty matters; product recalls; patent, trademark or other intellectual property infringement; contractual liability; the conduct of our business; tax reporting in foreign jurisdictions; distributor termination; workplace safety; environmental and regulatory matters, including the enforcement of environmental and emissions standards; and asbestos claims. We also have been identified as a potentially responsible party at multiple waste disposal sites under U.S. federal and related state environmental statutes and regulations and may have joint and several liability for any investigation and remediation costs incurred with respect to such sites. We have denied liability with respect to many of these lawsuits, claims and proceedings and are vigorously defending such lawsuits, claims and proceedings. We carry various forms of commercial, property and casualty, product liability and other forms of insurance; however, such insurance may not be applicable or adequate to cover the costs associated with a judgment against us with respect to these lawsuits, claims and proceedings. We do not believe that these lawsuits are material individually or in the aggregate. While we believe we have also established adequate accruals for our expected future liability with respect to pending lawsuits, claims and proceedings, where the nature and extent of any such liability is probable and can be reasonably estimated based upon presently available information, there can be no assurance that the final resolution of any existing or future lawsuits, claims or proceedings will not have a material adverse effect on our business, results of operations, financial condition or cash flows.

We conduct significant business operations in Brazil that are subject to the Brazilian federal, state and local labor, social security, tax and customs laws. While we believe we comply with such laws, they are complex, subject to varying interpretations and we are often engaged in litigation regarding the application of these laws to particular circumstances.

In December 2023, we announced that we reached the agreement in principle with the U.S. Environmental Protection Agency, the California Air Resources Board, the Environmental and Natural Resources Division of the Department of Justice (DOJ) and the California Attorney General's Office to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S., which became final and effective in April 2024, (collectively, the Settlement Agreements). As part of the Settlement Agreements, among other things, we agreed to pay civil penalties, complete recall requirements, undertake mitigation projects, provide extended warranties, undertake certain testing, take certain corporate compliance measures and make other payments. Failure to comply with the terms and conditions of the Settlement Agreements will subject us to further stipulated penalties. We recorded a charge of $2.0 billion in the fourth quarter of 2023, in other operating expense, net in our *Consolidated Statements of Income,* to resolve the matters addressed by the Settlement Agreements involving approximately one million of our pick-up truck applications in the U.S. Of the $2.0 billion charge, $1.7 billion (primarily related to penalties) was non-deductible for U.S. federal income tax purposes. The remaining amount, related to emissions mitigation projects and payments, extended warranties and other related compliance expenses was deductible for U.S. federal income tax purposes. This charge was in addition to the previously announced charges of $59 million for the recalls of model years 2013 through 2018 RAM 2500 and 3500 trucks and model years 2016 through 2019 Titan trucks. We made $1.9 billion of payments required by the Settlement Agreements in the second quarter of 2024. Subsequent to the second quarter of 2024, we have recorded immaterial amounts related to stipulated penalties we determined to be probable and estimable. Any further non-compliance with the Settlement Agreements will likely subject us to further stipulated penalties and other adverse consequences.

We have also been in communication with other non-U.S. regulators regarding matters related to the emission systems in our engines and may also become subject to additional regulatory review in connection with these matters.

In connection with our announcement of our entry into the agreement in principle, we became subject to shareholder, consumer and third-party litigation regarding the matters covered by the Settlement Agreements, and we may become subject to additional litigation in connection with these matters.

The consequences resulting from the resolution of the foregoing matters are uncertain and the related expenses and reputational damage could have a material adverse impact on our results of operations, financial condition and cash flows.

Guarantees and Commitments

Periodically, we enter into guarantee arrangements, including guarantees of non-U.S. distributor financings, residual value guarantees on equipment under operating leases and other miscellaneous guarantees of joint ventures or third-party obligations. At December 31, 2025, the maximum potential loss related to these guarantees was $46 million.

We have arrangements with certain suppliers that require us to purchase minimum volumes or be subject to monetary penalties. At December 31, 2025, if we were to stop purchasing from each of these suppliers, the aggregate amount of the penalty would be approximately $481 million. These arrangements enable us to secure supplies of critical components and IT services. We do not currently anticipate paying any penalties under these contracts.

We enter into physical forward contracts with suppliers of platinum and palladium to purchase certain volumes of the commodities at contractually stated prices for various periods, which generally fall within two years. At December 31, 2025, the total commitments under these contracts were $65 million. These arrangements enable us to guarantee the purchase prices of these commodities, which otherwise are subject to market volatility.

We have guarantees with certain customers that require us to satisfactorily honor contractual or regulatory obligations, or compensate for monetary losses related to nonperformance. These performance bonds and other performance-related guarantees were $221 million at December 31, 2025.

Indemnifications

Periodically, we enter into various contractual arrangements where we agree to indemnify a third-party against certain types of losses. Common types of indemnities include:

- product liability and license, patent or trademark indemnifications;

- asset sale agreements where we agree to indemnify the purchaser against future environmental exposures related to the asset sold; and

- any contractual agreement where we agree to indemnify the counterparty for losses suffered as a result of a misrepresentation in the contract.

We regularly evaluate the probability of having to incur costs associated with these indemnities and accrue for expected losses that are probable. Because the indemnifications are not related to specified known liabilities and due to their uncertain nature, we are unable to estimate the maximum amount of the potential loss associated with these indemnifications.

NOTE 15. CUMMINS INC. SHAREHOLDERS' EQUITY

Preferred and Preference Stock

We are authorized to issue one million shares of zero par value preferred and one million shares of preference stock with preferred shares being senior to preference shares. We can determine the number of shares of each series, and the rights, preferences and limitations of each series. At December 31, 2025 and 2024, there were no preferred or preference stock outstanding.

Common Stock

Changes in shares of common stock and treasury stock were as follows:

In millions	Common Stock	Treasury Stock
Balance at December 31, 2022	222.5	81.2
Shares issued	—	(0.5)
Balance at December 31, 2023	222.5	80.7
Shares issued	—	(1.2)
Atmus divestiture share exchange [1]	—	5.6
Balance at December 31, 2024	222.5	85.1
Shares issued	—	**(0.7)**
Balance at December 31, 2025	**222.5**	**84.4**

[1] On March 18, 2024, we completed the divestiture of our remaining 80.5 percent ownership of Atmus common stock through a tax-free split-off. The exchange resulted in a reduction of shares of our common stock outstanding by 5.6 million shares. See NOTE 21, "ATMUS DIVESTITURE," for additional information.

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in our *Consolidated Balance Sheets*. Treasury shares may be reissued as part of our stock-based compensation programs. When shares are reissued, we use the weighted-average cost method for determining cost. The gains between the cost of the shares and the issuance price are added to additional paid-in-capital. The losses are deducted from additional paid-in capital to the extent of the gains. Thereafter, the losses are deducted from retained earnings. Treasury stock activity for the three-year period ended December 31, 2025, consisting of shares issued and repurchased is presented in our *Consolidated Statements of Changes in Redeemable Noncontrolling Interests and Equity*.

In December 2021, the Board authorized the acquisition of up to $2.0 billion of additional common stock upon completion of the $2.0 billion repurchase plan authorized in 2019. The dollar value remaining available for future purchases under the 2019 program at December 31, 2025, was $218 million, leaving a total of $2.2 billion available under all plans.

On March 18, 2024, we completed the divestiture of our remaining 80.5 percent ownership of Atmus common stock through a tax-free split-off. The exchange resulted in a reduction of shares of our common stock outstanding by 5.6 million shares. See NOTE 21, "ATMUS DIVESTITURE," for additional information.

We did not make any repurchases of common stock during 2025, 2024 or 2023.

Dividends

Total dividends paid to common shareholders in 2025, 2024 and 2023 were $1,055 million, $969 million and $921 million, respectively. Declaration and payment of dividends in the future depends upon our income and liquidity position, among other factors, and is subject to declaration by the Board, who meets quarterly to consider our dividend payment. We expect to fund dividend payments with cash from operations.

In July 2025, the Board authorized an increase to our quarterly dividend of 9.9 percent from $1.82 per share to $2.00 per share. In July 2024, the Board authorized an 8.3 percent increase to our quarterly cash dividend on our common stock from $1.68 per share to $1.82 per share. In July 2023, the Board approved a 7.0 percent increase to our quarterly dividend on our common stock from $1.57 per share to $1.68 per share. Cash dividends per share paid to common shareholders for the last three years were as follows:

	Quarterly Dividends		
	2025	2024	2023
First quarter	$ **1.82**	$ 1.68	$ 1.57
Second quarter	**1.82**	1.68	1.57
Third quarter	**2.00**	1.82	1.68
Fourth quarter	**2.00**	1.82	1.68
Total	$ **7.64**	$ 7.00	$ 6.50

NOTE 16. ACCUMULATED OTHER COMPREHENSIVE LOSS

Following are the changes in accumulated other comprehensive (loss) income by component:

In millions	Change in pensions and other postretirement defined benefit plans	Foreign currency translation adjustment	Unrealized gain (loss) on derivatives	Total attributable to Cummins Inc.	Noncontrolling interests	Total
Balance at December 31, 2022	$ (427)	$ (1,552)	$ 89	$ (1,890)		
Other comprehensive income (loss) before reclassifications						
Before-tax amount	(541)	96	35	(410)	$ (3)	$ (413)
Tax benefit (expense)	113	(1)	(7)	105	—	105
After-tax amount	(428)	95	28	(305)	(3)	(308)
Amounts reclassified from accumulated other comprehensive income (loss)[1]	7	—	(18)	(11)	—	(11)
Net current period other comprehensive (loss) income	(421)	95	10	(316)	$ (3)	$ (319)
Balance at December 31, 2023	$ (848)	$ (1,457)	$ 99	$ (2,206)		
Other comprehensive income (loss) before reclassifications						
Before-tax amount	(14)	(313)	47	(280)	$ (16)	$ (296)
Tax expense	(2)	(8)	(12)	(22)	—	(22)
After-tax amount	(16)	(321)	35	(302)	(16)	(318)
Amounts reclassified from accumulated other comprehensive income (loss)[1]	21	61 [2]	(19)	63	—	63
Net current period other comprehensive income (loss)	5	(260)	16	(239)	$ (16)	$ (255)
Balance at December 31, 2024	$ (843)	$ (1,717)	$ 115	$ (2,445)		
Other comprehensive (loss) income before reclassifications						
Before-tax amount	(122)	222	3	103	$ (13)	$ 90
Tax benefit (expense)	26	35	(1)	60	—	60
After-tax amount	(96)	257	2	163	(13)	150
Amounts reclassified from accumulated other comprehensive income (loss)[1]	27	—	(23)	4	—	4
Net current period other comprehensive (loss) income	(69)	257	(21)	167	$ (13)	$ 154
Balance at December 31, 2025	$ (912)	$ (1,460)	$ 94	$ (2,278)		

[1] Amounts are net of tax. Reclassifications out of accumulated other comprehensive income (loss) and the related tax effects are immaterial for separate disclosure.

[2] See NOTE 21, "ATMUS DIVESTITURE," for additional information.

NOTE 17. NONCONTROLLING INTERESTS

Noncontrolling interests in the equity of consolidated subsidiaries were as follows:

	December 31,	
In millions	2025	2024
Eaton Cummins Automated Transmission Technologies	$ 479	$ 490
Cummins India Ltd.	455	431
Other	125	116
Noncontrolling interests	$ 1,059	$ 1,037

NOTE 18. STOCK INCENTIVE AND STOCK OPTION PLANS

Our stock incentive plan (the Plan) allows for granting of up to 8.5 million total shares of equity awards to executives, employees and non-employee directors. Awards available for grant under the Plan include, but are not limited to, stock options, stock appreciation rights, performance shares and other stock awards. Shares issued under the Plan may be newly issued shares or reissued treasury shares.

Stock options are generally granted with a strike price equal to the fair market value of the stock on the date of grant and a life of 10 years. Stock options granted have a three-year vesting period. The strike price may be higher than the fair value of the stock on the date of the grant, but cannot be lower. Compensation expense is recorded on a straight-line basis over the vesting period beginning on the grant date. The compensation expense is based on the fair value of each option grant using the Black-Scholes option pricing model. Options granted to employees eligible for retirement under our retirement plan are fully expensed at the grant date.

Stock options are also awarded through the Key Employee Stock Investment Plan (KESIP) which allows certain employees, other than officers, to purchase shares of common stock on an installment basis up to an established credit limit. For every block of 100 KESIP shares purchased by the employee 50 stock options are granted. The options granted through the KESIP program are considered awards under the Plan and are vested immediately. Compensation expense for stock options granted through the KESIP program is recorded based on the fair value of each option grant using the Black-Scholes option pricing model.

Performance shares are granted as target awards and are earned based on certain measures of our operating performance. A payout factor has been established ranging from 0 to 200 percent of the target award based on our actual performance during the three-year performance period. The fair value of the award is equal to the average market price, adjusted for the present value of dividends over the vesting period, of our stock on the grant date. Compensation expense is recorded ratably over the period beginning on the grant date until the shares become unrestricted and is based on the amount of the award that is expected to be earned under the plan formula, adjusted each reporting period based on current information.

Restricted stock and restricted stock units are awarded from time to time at no cost to certain employees. Restrictions limit the sale or transfer of the shares during a defined period. Most awards are not entitled to cash dividends and voting rights until vesting. Generally, the shares vest and become free from restrictions ratably over a three-year service period, provided the participant remains an employee. The fair value of the awards typically equals the average market price of our stock on the grant date adjusted for the present value of dividends over the vesting period. Compensation expense is determined at the grant date and is recognized over the restriction period on a straight-line basis.

Employee compensation expense (net of estimated forfeitures) related to our share-based plans for the years ended December 31, 2025, 2024 and 2023, was approximately $93 million, $100 million and $79 million, respectively. The excess tax benefit associated with our employee share-based plans for the years ended December 31, 2025, 2024 and 2023, was $15 million, $23 million and $7 million, respectively. The total unrecognized compensation expense (net of estimated forfeitures) related to nonvested awards for our employee share-based plans was approximately $87 million at December 31, 2025, and is expected to be recognized over a weighted-average period of approximately two years. Cash received from share-based payment arrangements for the years ended December 31, 2025, 2024 and 2023, was $69 million, $133 million and $48 million, respectively.

The table below summarizes the employee share-based activity in the Plan:

	Options	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Balance at December 31, 2022	2,145,963	$ 145.57		
Granted	17,500	225.39		
Exercised	(345,250)	142.69		
Forfeited	(3,793)	144.16		
Balance at December 31, 2023	1,814,420	146.89		
Granted	9,100	294.05		
Exercised	(1,004,358)	142.18		
Forfeited	(4,821)	149.48		
Balance at December 31, 2024	814,341	154.33		
Granted	17,500	329.81		
Exercised	(435,214)	157.70		
Forfeited	(900)	149.82		
Balance at December 31, 2025	395,727	$ 158.39	3.3	$ 140
Exercisable, December 31, 2023	1,814,420	$ 146.89	4.2	$ 169
Exercisable, December 31, 2024	814,341	$ 154.33	4.0	$ 159
Exercisable, December 31, 2025	395,727	$ 158.39	3.3	$ 140

The weighted-average grant date fair value of options granted during the years ended December 31, 2025, 2024 and 2023, was $84.27, $77.19 and $57.01, respectively. The total intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023, was approximately $106 million, $160 million and $35 million, respectively.

The share-based activity and weighted-average grant date fair value of performance and restricted shares was as follows:

	Performance Shares		Restricted Shares	
Nonvested	Shares	Weighted-average Fair Value	Shares	Weighted-average Fair Value
Balance at December 31, 2022	485,299	$ 193.17	236,413	$ 213.66
Granted	170,205	222.86	176,128	223.92
Vested	(99,425)	126.38	(74,270)	215.38
Forfeited	(68,566)	199.69	(27,931)	217.01
Balance at December 31, 2023	487,513	216.24	310,340	218.77
Granted	259,004	264.95	208,029	276.83
Vested	(233,136)	244.14	(75,759)	215.98
Forfeited	(40,909)	233.84	(37,493)	232.01
Balance at December 31, 2024	472,472	227.65	405,117	247.88
Granted	202,736	242.48	114,116	303.98
Vested	(248,197)	185.74	(78,084)	169.73
Forfeited	(19,454)	264.83	(20,213)	253.47
Balance at December 31, 2025	407,557	$ 258.77	420,936	$ 277.32

The total vesting date fair value of performance shares vested during the years ended December 31, 2025, 2024 and 2023, was $91 million, $63 million and $25 million, respectively. The total fair value of restricted shares vested was $33 million, $24 million and $17 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2025	2024	2023
Expected life (years)	5	6	6
Risk-free interest rate	4.10 %	4.20 %	3.91 %
Expected volatility	30.12 %	29.15 %	28.73 %
Dividend yield	2.59 %	2.79 %	2.81 %

Expected life—The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding based upon our historical data.

Risk-free interest rate—The risk-free interest rate assumption is based upon the observed U.S. treasury security rate appropriate for the expected life of our employee stock options.

Expected volatility—The expected volatility assumption is based upon the weighted-average historical daily price changes of our common stock over the most recent period equal to the expected option life of the grant, adjusted for activity which is not expected to occur in the future.

Dividend yield—The dividend yield assumption is based on our history and expectation of dividend payouts.

NOTE 19. EARNINGS PER COMMON SHARE ATTRIBUTABLE TO CUMMINS INC.

We calculate basic earnings per share (EPS) of common stock by dividing net income attributable to Cummins Inc. by the weighted-average number of common shares outstanding for the period. The calculation of diluted EPS assumes the issuance of common stock for all potentially dilutive share equivalents outstanding, which is calculated using the treasury-stock method for share-based awards. Following are the computations for basic and diluted earnings per share:

	Years ended December 31,		
In millions, except per share amounts	2025	2024	2023
Net income attributable to Cummins Inc.	$ 2,843	$ 3,946	$ 735
Weighted-average common shares outstanding			
Basic	137.9	138.2	141.7
Dilutive effect of stock compensation awards	0.8	0.9	1.0
Diluted	138.7	139.1	142.7
Earnings per common share attributable to Cummins Inc.			
Basic	$ 20.62	$ 28.55	$ 5.19
Diluted	20.50	28.37	5.15

The weighted-average diluted common shares outstanding exclude the anti-dilutive effect of certain stock options. The options excluded from diluted earnings per share were as follows:

	Years ended December 31,		
	2025	2024	2023
Options excluded	3,825	1,467	10,587

NOTE 20. DERIVATIVES

We are exposed to financial risk resulting from volatility in foreign exchange rates, interest rates and commodity prices. This risk is closely monitored and managed through the use of physical forward contracts (which are not considered derivatives) and financial derivative instruments including foreign currency forward contracts, commodity swap contracts and interest rate swaps and locks. Financial derivatives are used expressly for hedging purposes and under no circumstances are they used for speculative purposes. When material, we adjust the estimated fair value of our derivative contracts for counterparty or our credit risk. None of our derivative instruments are subject to collateral requirements. Substantially all of our derivative contracts are subject to master netting arrangements, which provide us with the option to settle certain contracts on a net basis when they settle on the same day with the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event.

Foreign Currency Exchange Rate Risk

We had foreign currency forward contracts with notional amounts of $5.2 billion at December 31, 2025, with the following currencies comprising 82 percent of outstanding foreign currency forward contracts: British pound, Chinese renminbi, Euro, Australian dollar and Canadian dollar. We had foreign currency forward contracts with notional amounts of $3.6 billion at December 31, 2024, with the following currencies comprising 86 percent of outstanding foreign currency forward contracts: British pound, Chinese renminbi, Australian dollar, Canadian dollar and Euro.

We are further exposed to foreign currency exchange risk as many of our subsidiaries are subject to fluctuations as the functional currencies of the underlying entities are not our U.S. dollar reporting currency. To help reduce volatility in the equity value of our subsidiaries, we enter into foreign exchange forwards designated as net investment hedges for certain of our investments. Under the current terms of our foreign exchange forwards, we agreed with third parties to sell British pounds, Chinese renminbi and Euros in exchange for U.S. dollar currency at a specified rate at the maturity of the contract. The notional amount of these hedges at December 31, 2025, was $989 million. In the second quarter of 2025, we began entering into cross-currency interest rate swaps designated as net investment hedges for certain of our investments to help reduce volatility in the equity value of our subsidiaries. Under the current terms of our cross-currency interest rate swaps, we generally pay fixed-rate interest in Euros or Chinese renminbi and receive fixed-rate interest in U.S. dollars. The notional amount of these hedges at December 31, 2025, was $500 million.

The following table summarizes the net investment hedge activity in AOCL:

	Years ended December 31,					
In millions	2025		2024		2023	
Type of Derivative	Gain (Loss) Recognized in AOCL	Gain (Loss) Reclassified from AOCL into Earnings	Gain (Loss) Recognized in AOCL	Gain (Loss) Reclassified from AOCL into Earnings	Gain (Loss) Recognized in AOCL	Gain (Loss) Reclassified from AOCL into Earnings
Foreign exchange forwards	$ (73)	$ —	$ 32	$ —	(30)	—
Cross-currency interest rate swaps	(9)	—	—	—	—	—

Interest Rate Risk

In 2021, we entered into a series of interest rate swaps to effectively convert our $500 million senior notes, due in 2025, from a fixed rate of 0.75 percent to a floating rate equal to the three-month London Interbank Offered Rate (LIBOR) plus a spread (subsequently adjusted to SOFR under a fallback protocol in our derivative agreements). We also entered into a series of interest rate swaps to effectively convert $765 million of our $850 million senior notes, due in 2030, from a fixed rate of 1.50 percent to a floating rate equal to the three-month LIBOR plus a spread (also similarly adjusted to SOFR). In December 2025, we entered into a series of interest rate swaps to effectively convert $150 million of our senior notes, due in 2054, from a fixed rate of 5.45 percent to a floating rate equal to the daily USD SOFR plus a spread through February 2041. We designated the swaps as fair value hedges. The gain or loss on these derivative instruments, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, were recognized in current income as interest expense. The net swap settlements that accrue each period were also reported in our *Consolidated Financial Statements* as interest expense. In 2023 and 2024, we settled a portion of these swaps with the immaterial losses amortized over the remaining term of the related debt. In the first quarter of 2025, we settled the remainder of the interest rate swaps on our 2025 debt. The interest rate swaps on our 2030 debt and 2054 debt had notional amounts outstanding at December 31, 2025 of $680 million and $150 million, respectively.

The following table summarizes the gains and losses:

	Years ended December 31,					
In millions	**2025**		**2024**		**2023**	
Type of Swap	**Gain (Loss) on Swaps**	**Gain (Loss) on Borrowings**	**Gain (Loss) on Swaps**	**Gain (Loss) on Borrowings**	**Gain (Loss) on Swaps**	**Gain (Loss) on Borrowings**
Interest rate swaps [1]	$ **30**	$ **(29)**	$ 12	$ (11)	$ 31	$ (32)

[1] The difference between the gain (loss) on swaps and borrowings represented hedge ineffectiveness.

In the first quarter of 2025, we entered into a series of interest rate lock agreements including 5-year and 10-year locks, with notional amounts totaling $200 million and $400 million, respectively, to reduce variability of cash flows of interest payments on total fixed rate debt forecasted to be issued in 2025 to replace our senior notes at maturity and for other general purposes. In the second quarter of 2025, we entered into additional 10-year interest rate lock agreements with notional amounts totaling $100 million. The terms of the rate locks mirrored the time period of the expected fixed rate debt issuances and the expected timing of interest payments on planned debt issuances. The gains and losses on these derivative instruments were initially recorded in other comprehensive income and will be released to earnings in interest expense in future periods to reflect the difference in (1) the fixed rates economically locked in at the inception of the hedge and (2) the actual fixed rates established in the debt instrument at issuance. In the second quarter of 2025, with the issuance of senior unsecured notes, we settled all interest rate lock agreements with a notional amount of $700 million. The immaterial net losses from settlement will be amortized over the remaining term of the related debt. Amortization of net losses were immaterial for the year ended December 31, 2025.

Derivatives Not Designated as Hedging Instruments

The following table summarizes the effect on our *Consolidated Statements of Net Income* for derivative instruments not designated as hedging instruments:

	Years ended December 31,		
In millions	**2025**	**2024**	**2023**
(Loss) gain recognized in income - Cost of sales [1]	$ **(4)**	$ 3	$ (3)
Gain (loss) recognized in income - Other expense, net [1]	**85**	(65)	(21)

[1] Includes foreign currency forward contracts.

Fair Value Amount and Location of Derivative Instruments

The following table summarizes the location and fair value of derivative instruments on our *Consolidated Balance Sheets*:

	Derivatives Designated as Hedging Instruments		Derivatives Not Designated as Hedging Instruments	
	December 31,		December 31,	
In millions	**2025**	**2024**	**2025**	**2024**
Notional amount	$ **3,241**	$ 3,512	$ **4,316**	$ 2,713
Derivative assets				
Prepaid expenses and other current assets	$ **16**	$ 60	$ **39**	$ 6
Other assets	**—**	6	**—**	—
Total derivative assets [1]	$ **16**	$ 66	$ **39**	$ 6
Derivative liabilities				
Other accrued expenses	$ **29**	$ 10	$ **3**	$ 67
Other liabilities	**72**	89	**—**	—
Total derivative liabilities [1]	$ **101**	$ 99	$ **3**	$ 67

[1] Estimates of the fair value of all derivative assets and liabilities above are derived from Level 2 inputs, which are estimated using actively quoted prices for similar instruments from brokers and observable inputs where available, including market transactions and third-party pricing services, or net asset values provided to investors. We do not currently have any Level 3 input measures and there were no transfers into or out of Level 2 or 3 during 2025 or 2024.

We elected to present our derivative contracts on a gross basis in our *Consolidated Balance Sheets*. Had we chosen to present on a net basis, we would have derivatives in a net asset position of $20 million and $37 million and derivatives in a net liability position of $69 million and $131 million at December 31, 2025, and 2024, respectively.

NOTE 21. ATMUS DIVESTITURE

Initial Public Offering (IPO)

On May 23, 2023, in connection with the Atmus IPO, Cummins issued approximately $350 million of commercial paper with certain lenders. On May 26, 2023, Atmus shares began trading on the New York Stock Exchange under the symbol "ATMU." The IPO was completed on May 30, 2023, whereby Cummins exchanged 19.5 percent (approximately 16 million shares) of its ownership in Atmus, at $19.50 per share, to retire $299 million of the commercial paper as proceeds from the offering through a non-cash transaction.

In connection with the completion of the IPO, through a series of asset and equity contributions, we transferred the filtration business to Atmus. In exchange, Atmus transferred consideration of $650 million to Cummins, which consisted primarily of the net proceeds from a term loan facility and revolver executed by Atmus during May 2023. The commercial paper issued and retired through the IPO proceeds, coupled with the $650 million received, was used for the retirement of our historical debt and payment of dividends. The difference between the commercial paper retired from the IPO, other IPO related fees and the net book value of our divested interest was $285 million and recorded as an offset to additional paid-in capital. Of our consolidated cash and cash equivalents at December 31, 2023, $166 million was retained by Atmus for its working capital purposes.

Divestiture

On March 18, 2024, we completed the divestiture of our remaining 80.5 percent ownership of Atmus common stock through a tax-free split-off. The transaction involved the exchange of our shares in Atmus for shares of Cummins stock with a 7.0 percent discount on the exchange ratio for Atmus shares. The exchange ratio was determined based on each entity's respective stock price using the daily volume weighted-average stock price for three days preceding the final exchange offer date. Based on the final exchange ratio, we exchanged all 67 million of our Atmus shares for 5.6 million shares of Cummins stock, which was recorded as treasury stock based on the fair value of the Cummins shares obtained.

We evaluated the full divestiture of Atmus and determined the transaction did not qualify for discontinued operation presentation. We recognized a gain related to the divestiture of approximately $1.3 billion (based on the difference between the fair value of the Cummins shares obtained less the carrying value of our Atmus investment), which was recorded in other income, net in our *Consolidated Statements of Net Income* for the year ended December 31, 2024. Approximately $114 million of goodwill was included in the carrying value of the Atmus investment for purposes of calculating the gain. The operating results of Atmus were reported in our *Consolidated Financial Statements* through March 18, 2024, the date of divestiture.

As part of the divestiture, the $600 million term loan remained with Atmus after the split. In addition, a net $61 million of other comprehensive income and $19 million of noncontrolling interests related to Atmus were written-off and netted against the gain recognized upon the split.

We entered into a transitional services agreement (TSA) with Atmus that is designed to facilitate the orderly transfer of various services to Atmus. The TSA relates primarily to administrative services, which are generally to be provided over the next 2 years after the divestiture date. This agreement is not material and does not confer upon us the ability to influence the operating and/or financial policies of Atmus subsequent to March 18, 2024.

NOTE 22. ACCELERA ACTIONS

2025 Actions

During the third quarter of 2025, in our Accelera segment, we observed rapidly deteriorating conditions in our electrolyzer markets and overall hydrogen markets, along with significant uncertainty in the alternative power markets resulting from reductions in government incentives. As a result, we determined that a triggering event occurred for our electrolyzer reporting unit, warranting an interim impairment test of goodwill and the related asset group. We also re-evaluated the recoverability of certain inventory in this business due to the declining customer demand, resulting in a $30 million excess and obsolete inventory write-down. We concluded that the undiscounted cash flows exceeded the carrying value of the related asset group and thus an impairment did not exist for the related long-lived assets. However, we determined that on a fair value basis our goodwill was fully impaired and recorded a charge of $210 million. The fair value of this reporting unit was determined using primarily a discounted cash flow model (a form of the income approach). This model incorporated a number of assumptions and judgements surrounding current market and economic conditions, internal forecasts of future business performance including short and long-term growth rates, earnings or losses before interest expense, income taxes, depreciation and amortization and noncontrolling interests (EBITDA) margins and discount rates.

The continuing deterioration in the electrolyzer markets in the fourth quarter of 2025, prompted a strategic review of this business. As a result of these market conditions and the current business outlook, we intend to stop new commercial activity in the electrolyzer space, subject to information and consultation in accordance with local legal requirements. We will continue to fulfill existing customer commitments. As a result of this shift, we recorded several non-cash charges in the fourth quarter related to inventory write-downs along with intangible and fixed asset impairments. We also recorded severance of approximately $13 million and contract termination costs of $34 million. Total charges for the fourth quarter actions were $218 million.

The following table presents the full impact of these 2025 actions on our *Consolidated Statements of Net Income:*

In millions	Year ended December 31, 2025		Statement of Net Income Location
Impairment of goodwill	$	210	Other operating expense, net
Inventory write-downs		119	Cost of sales
Impairment of property, plant and equipment and leases		55	Other operating expense, net
Contract termination costs		34	Cost of sales
Impairment of other intangible assets		27	Other operating expense, net
Severance		13	Cost of sales, selling, general and administrative expenses and research, development and engineering expenses
Total	$	458	

The majority of the $458 million is reflected in net cash provided by operating activities, as a change in inventory of $119 million and other, net of $292 million. Of the $458 million, $415 million were non-cash charges and the majority of the remaining $43 million cash charge will be paid during 2026. Of the total charges, approximately $445 million occurred in jurisdictions where we receive no tax benefits because of valuation allowances or the charges are attributable to nondeductible goodwill.

2024 Actions

In the fourth quarter of 2024, our Accelera segment underwent a strategic review to better streamline operations as well as pace and re-focus investments on the most promising paths as the adoption of certain zero emission solutions slows. This review resulted in strategic reorganization actions including decisions to consolidate certain manufacturing efforts, focus internal development efforts towards areas of differentiation while continuing to leverage partners and reduce our investments in certain technologies, joint ventures and markets. In addition, declining customer demand in certain key product lines caused us to re-evaluate the recoverability of certain inventory items. As a result of these actions, we recorded several non-cash charges in the fourth quarter related to inventory write-downs, intangible and fixed asset impairments and joint venture impairments. We also recorded severance of approximately $7 million. The following table presents the impact of asset write-downs and impairments on our *Consolidated Statements of Net Income:*

In millions	Year ended December 31, 2024		Statement of Net Income Location
Inventory write-downs	$	107	Cost of sales
Impairment of other intangible assets		84	Other operating expense, net
Impairment of property, plant and equipment		61	Other operating expense, net
Impairment of investments in equity method investees		17	Equity, royalty and interest income from investees
Severance		7	Cost of sales and research, development and engineering expenses
Other		36	Other operating expense, net and selling, general and administrative expenses
Total	$	312	

The majority of the $305 million non-cash charge is reflected in net cash provided by operating activities, as a change in inventory of $107 million and other, net of $171 million. Of the total charges, approximately $243 million occurred in jurisdictions where we receive no tax benefits because of valuation allowances, resulting in a $50 million unfavorable discrete tax item. In addition, these actions were considered a triggering event under GAAP which required us to perform an interim impairment test of our fuel cell and electrolyzer reporting unit. The results of this testing indicated that goodwill of this reporting unit was not impaired at that time.

NOTE 23. ACQUISITIONS

Acquisitions for the years ended December 31, 2025, 2024 and 2023, were as follows:

Entity Acquired (Dollars in millions)	Date of Acquisition	Additional Percent Interest Acquired	Payments to Former Owners	Acquisition Related Debt Retirements	Total Purchase Consideration	Type of Acquisition[1]	Goodwill Acquired	Intangibles Recognized[2]
2024								
Engendren Corporation	02/16/24	100 %	$ 65	$ —	$ 65	COMB	$ 33	$ 8
2023								
Cummins France SA	10/31/23	100 %	$ 25	$ 5	$ 30	COMB	$ 4	$ —
Faurecia	10/02/23	100 %	208	—	208 [3]	COMB	92	—
Hydrogenics Corporation	06/29/23	19 %	287	48	335 [4]	EQUITY	—	—
Teksid Hierro de Mexico, S.A. de C.V.	04/03/23	100 %	143	—	143 [5]	COMB	18	—

[1] All results from acquired entities were included in segment results subsequent to the acquisition date. Previously consolidated entities were accounted for as equity transactions (EQUITY). Newly consolidated entities were accounted for as business combinations (COMB).

[2] Intangible assets acquired in the business combination were mostly customer, technology and trade name related.

[3] Total purchase consideration included $30 million for the settlement of accounts payable that were treated as an operating cash outflow.

[4] Hydrogenics entered into three non-interest-bearing promissory notes with $175 million paid on July 31, 2023, $50 million paid on December 31, 2024 and the remaining $110 million paid in 2025.

[5] Total purchase consideration included $32 million for the settlement of accounts payable that was treated as an operating cash outflow.

NOTE 24. REPORTABLE SEGMENTS

Reportable segments under GAAP are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (CODM), or decision-making group, in deciding how to allocate resources and in assessing performance. Our CODM is the Chief Executive Officer.

Our reportable segments consist of Engine, Components, Distribution, Power Systems and Accelera. This reporting structure is organized according to the products and markets each segment serves. The Engine segment produces engines (15 liters and smaller) and associated parts for sale to customers in on-highway and various off-highway markets. Our engines are used in trucks of all sizes, buses and recreational vehicles, as well as in various industrial applications, including construction, agriculture, power generation systems and other off-highway applications. The Components segment sells axles, drivelines, brakes and suspension systems for commercial diesel and natural gas applications, aftertreatment systems, turbochargers, fuel systems, valvetrain technologies, automated transmissions and electronics. The Distribution segment includes wholly-owned and partially-owned distributorships engaged in wholesaling engines, generator sets and service parts, as well as performing service and repair activities on our products, maintaining relationships with various OEMs throughout the world and providing selected sales and aftermarket support for our Accelera business. The Power Systems segment is an integrated power provider, which designs, manufactures and sells standby and prime power generators, engines (16 liters and larger) for standby and prime power generator sets and industrial applications (including mining, oil and gas, marine, rail and defense), alternators and other power components. The Accelera segment designs, manufactures, sells and supports electrified power systems with innovative components and subsystems, including battery and electric powertrain technologies. The Accelera segment is currently in the early stages of commercializing these technologies with efforts primarily focused on the development of electrified power systems and related components and subsystems. We continue to serve all our markets as they adopt electrification, meeting the needs of our OEM partners and end customers.

Our CODM uses segment EBITDA as the basis to evaluate the performance of each of our reportable segments. EBITDA provides our CODM with a full picture of the profitability of a segment to drive decisions and resource allocation. EBITDA is used as the key profitability measure when we set our annual operating plan, is the metric with which our CODM assesses results and is a key component of our annual variable compensation plans. Segment amounts exclude certain expenses not specifically identifiable to segments.

The accounting policies of our reportable segments are the same as those applied in our *Consolidated Financial Statements*. We prepared the financial results of our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We allocate certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. We do not allocate gains or losses of corporate-owned life insurance and the gain and certain costs related to the divestiture of Atmus. EBITDA may not be consistent with measures used by other companies.

Summarized financial information regarding our reportable segments at December 31, is shown in the table below:

In millions	Engine	Components	Distribution	Power Systems	Accelera	Total Segments
2025						
External sales	$ 8,104	$ 8,643	$ 12,386	$ 4,114	$ 423	$ 33,670
Intersegment sales	2,771	1,506	19	3,349	37	7,682
Total sales	10,875	10,149	12,405	7,463	460	41,352
Cost of goods sold (excluding warranty expenses)	8,260	8,138	9,842	5,081	701 [1]	32,022
Warranty expenses	408	120	23	126	95	772
Selling expenses	231	163	613	170	29 [1]	1,206
Administrative expenses	570	505	365	410	69 [1]	1,919
Research, development and engineering expenses	624	280	53	253	186 [1]	1,396
Equity, royalty and interest income (loss) from investees	254	31	105	109	(30)	469
Other income (expense) [2]	70	(72)	65	22	(298) [1]	(213)
Add back: Depreciation and amortization [3]	276	496	129	140	52	1,093
Segment EBITDA	$ 1,382	$ 1,398	$ 1,808	$ 1,694	$ (896) [1]	$ 5,386
Interest income [4]	$ 37	$ 29	$ 23	$ 16	$ 1	$ 106
Net assets	2,520	6,820	3,602	2,695	944	16,581
Investments and advances to equity investees	697	494	409	168	359	2,127
Capital expenditures	518	336	127	222	32	1,235
2024						
External sales	$ 8,987	$ 9,894	$ 11,352	$ 3,500	$ 369	$ 34,102
Intersegment sales	2,725	1,785	32	2,908	45	7,495
Total sales	11,712	11,679	11,384	6,408	414	41,597
Cost of goods sold (excluding warranty expenses)	8,707	9,346	9,185	4,506	643 [5]	32,387
Warranty expenses	420	173	23	101	34	751
Selling expenses	214	184	628	174	33 [5]	1,233
Administrative expenses	582	555	382	421	70 [5]	2,010
Research, development and engineering expenses	616	328	55	236	226 [5]	1,461
Equity, royalty and interest income (loss) from investees	212	64	90	79	(50) [5]	395
Other income (expense) [2]	23	(59)	54	—	(183) [5]	(165)
Add back: Depreciation and amortization [3]	245	493	123	131	61	1,053
Segment EBITDA	$ 1,653	$ 1,591 [6]	$ 1,378	$ 1,180	$ (764) [5]	$ 5,038
Interest income [4]	$ 17	$ 25	$ 37	$ 7	$ 1	$ 87
Net assets	2,076	6,433	3,151	2,350	1,234	15,244
Investments and advances to equity investees	653	504	394	145	187	1,883
Capital expenditures	556	339	111	143	59	1,208

(Table continues on next page)

In millions	Engine	Components	Distribution	Power Systems	Accelera	Total Segments
2023						
External sales	$ 8,874	$ 11,531	$ 10,199	$ 3,125	$ 336	$ 34,065
Intersegment sales	2,810	1,878	50	2,548	18	7,304
Total sales	11,684	13,409	10,249	5,673	354	41,369
Cost of goods sold (excluding warranty expenses)	8,825	10,717	8,239	4,173	524	32,478
Warranty expenses	377	138	16	71	29	631
Selling expenses	199	227	642	168	33	1,269
Administrative expenses	587	634	354	399	57	2,031
Research, development and engineering expenses	614	387	57	237	203	1,498
Equity, royalty and interest income (loss) from investees	251	97	97	53	(15)	483
Other income (expense) [2]	72	(54)	56	36	1	111
Add back: Depreciation and amortization [3]	225	491	115	122	63	1,016
Segment EBITDA	$ 1,630	$ 1,840 [7]	$ 1,209	$ 836	$ (443)	$ 5,072
Interest income [4]	$ 19	$ 31	$ 34	$ 9	$ 2	$ 95
Net assets	930	6,965	2,348	1,938	1,159	13,340
Investments and advances to equity investees	660	582	396	132	25	1,795
Capital expenditures	538	373	103	115	84	1,213

[1] Included $157 million of charges in cost of goods sold, $2 million of charges in selling, general and administrative expenses, $7 million of charges in research, development and engineering expenses, $292 million of charges in other operating expenses and $458 million of charges in EBITDA, all related to Accelera actions in 2025. See NOTE 22, "ACCELERA ACTIONS," for additional information.

[2] Other income (expense) includes other operating expense, net and other income, net from our *Consolidated Statements of Net Income.*

[3] Depreciation and amortization are not considered significant segment expenses but are presented here to reconcile to EBITDA, the measure used by our CODM. Depreciation and amortization, as shown on a segment basis, excludes the amortization of debt discount and deferred costs included in our *Consolidated Statements of Net Income* as interest expense. The amortization of debt discount and deferred costs were $12 million, $12 million and $8 million for the years ended 2025, 2024 and 2023, respectively. A portion of depreciation expense is included in research, development and engineering expense.

[4] Interest income is a component of other income (expense).

[5] Included $112 million of charges in cost of sales, $10 million of charges in selling, general and administrative expenses, $2 million of charges in research, development and engineering expenses, $17 million of charges in equity, royalty and interest income (loss) from investees, $171 million of charges in other operating expenses and $312 million of charges in EBITDA, all related to Accelera strategic reorganization actions in the fourth quarter of 2024. See NOTE 22, "ACCELERA ACTIONS," for additional information.

[6] Included $21 million of costs associated with the divestiture of Atmus for the year ended December 31, 2024.

[7] Included $78 million of costs associated with the divestiture of Atmus for the year ended December 31, 2023.

A reconciliation of our segment information to the corresponding amounts in our *Consolidated Statements of Net Income* is shown in the table below:

In millions	Years ended December 31,					
		2025		2024		2023
TOTAL SEGMENT EBITDA	$	**5,386**	$	5,038	$	5,072
Intersegment eliminations and other [1]		**(1)**		1,288		(2,055)
Less:						
Interest expense		**329**		370		375
Depreciation and amortization		**1,093**		1,053		1,016
INCOME BEFORE INCOME TAXES	$	**3,963**	$	4,903	$	1,626

[1] Intersegment eliminations and other included a $1.3 billion gain related to the divestiture of Atmus and $14 million of costs associated with the divestiture of Atmus for the year ended December 31, 2024. The year ended December 31, 2023, included $2.0 billion related to the Settlement Agreements charge, $22 million of costs associated with the divestiture of Atmus and $21 million of voluntary retirement and voluntary separation charges. See NOTE 14, "COMMITMENTS AND CONTINGENCIES," and NOTE 21, "ATMUS DIVESTITURE," for additional information.

A reconciliation of our segment net assets to the corresponding amounts in the *Consolidated Balance Sheets* is shown in the table below:

In millions	December 31,			
		2025		2024
Net assets for reportable segments	$	**16,581**	$	15,244
Cash, cash equivalents and marketable securities		**3,609**		2,264
Net liabilities deducted in arriving at net segment assets [1]		**12,597**		12,556
Pension and OPEB adjustments excluded from net segment assets		**136**		352
Deferred tax assets not allocated to segments		**1,063**		1,119
Deferred debt costs not allocated to segments		**6**		5
Total assets	$	**33,992**	$	31,540

[1] Liabilities deducted in arriving at net segment assets include certain accounts payable, accrued expenses, long-term liabilities and other items.

See NOTE 2, "REVENUE FROM CONTRACTS WITH CUSTOMERS," for segment net sales by country.

Long-lived assets include property, plant and equipment, net of depreciation, investments and advances to equity investees and other assets, excluding deferred tax assets, refundable taxes and deferred debt expenses. Long-lived segment assets by country were as follows:

In millions	December 31,			
		2025		2024
United States	$	**6,317**	$	5,751
China		**1,010**		968
India		**598**		566
United Kingdom		**580**		494
Other countries		**2,054**		1,932
Total long-lived assets	$	**10,559**	$	9,711

Our largest customer is PACCAR, Inc. Worldwide sales to this customer were approximately $4.4 billion, $5.4 billion and $5.5 billion for the years ended December 31, 2025, 2024 and 2023, representing 13 percent, 16 percent and 16 percent, respectively, of our consolidated net sales. No other customer accounted for more than 10 percent of consolidated net sales.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The information required by Item 9A relating to Management's Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm is incorporated herein by reference to the information set forth under the captions "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," respectively, under Item 8.

ITEM 9B.   Other Information

(b) During the fourth quarter of 2025, none of our directors or executive officers adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408(a) of Regulation S-K).

ITEM 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

ITEM 10.   Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference to the relevant information under the captions "Corporate Governance" and "Election of Directors" in our 2026 Proxy Statement, which will be filed within 120 days after the end of 2025. Information regarding our executive officers may be found in Part I of this annual report under the caption "Information About Our Executive Officers." Except as otherwise specifically incorporated by reference, our Proxy Statement is not deemed to be filed as part of this annual report.

ITEM 11.   Executive Compensation

The information required by Item 11 is incorporated by reference to the relevant information under the caption "Executive Compensation" in our 2026 Proxy Statement, which will be filed within 120 days after the end of 2025.

ITEM 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning our equity compensation plans at December 31, 2025, was as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options, warrants and rights[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,224,220	$ 158.39	2,632,435

[1] The number is comprised of 395,727 stock options, 407,557 performance shares and 420,936 restricted shares. See Note 18, "STOCK INCENTIVE AND STOCK OPTION PLANS," to our *Consolidated Financial Statements* for a description of how options and shares are awarded.

[2] The weighted-average exercise price relates only to the 395,727 stock options. Performance and restricted shares do not have an exercise price and, therefore, are not included in this calculation.

We have no equity compensation plans not approved by security holders.

The remaining information required by Item 12 is incorporated by reference to the relevant information under the caption "Stock Ownership of Directors, Management and Others" in our 2026 Proxy Statement, which will be filed within 120 days after the end of 2025.

ITEM 13.   Certain Relationships, Related Transactions and Director Independence

The information required by Item 13 is incorporated by reference to the relevant information under the captions "Corporate Governance" and "Other Information-Related-Party Transactions" in our 2026 Proxy Statement, which will be filed within 120 days after the end of 2025.

ITEM 14.   Principal Accounting Fees and Services

The information required by Item 14 is incorporated by reference to the relevant information under the caption "Ratification of Independent Public Accountants" in our 2026 Proxy Statement, which will be filed within 120 days after the end of 2025.

PART IV

ITEM 15.   Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

The following *Consolidated Financial Statements* and schedules filed as part of this report can be found in Item 8 "Financial Statements and Supplementary Data":

- **Management's Report to Shareholders**

- **Report of Independent Registered Public Accounting Firm**

- *Consolidated Statements of Net Income* **for the years ended December 31, 2025, 2024 and 2023**

- *Consolidated Statements of Comprehensive Income* **for the years ended December 31, 2025, 2024 and 2023**

- *Consolidated Balance Sheets* **at December 31, 2025 and 2024**

- *Consolidated Statements of Cash Flows* **for the years ended December 31, 2025, 2024 and 2023**

- *Consolidated Statements of Changes in Redeemable Noncontrolling Interests and Equity* **for the years ended December 31, 2025, 2024 and 2023**

- *Notes to the Consolidated Financial Statements*

(a) 2. Financial Statement Schedules

Separate financial statement schedules were omitted because such information was inapplicable or was included in the financial statements or notes described above.

a. The exhibits listed in the following Exhibit Index are filed as part of this Annual Report on Form 10-K.

CUMMINS INC.

Exhibit No.	Description of Exhibit
3 (a)	Restated Articles of Incorporation, as amended and restated, effective as of May 8, 2018 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 9, 2018 (File No. 001-04949)).
3 (b)	By-Laws, as amended and restated, effective as of February 12, 2019 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on February 13, 2019 (File No. 001-04949)).
4 (a)	Indenture, dated as of September 16, 2013, by and between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 16, 2013 (Registration Statement No. 333-191189)).
4 (b)	Second Supplemental Indenture, dated as of September 24, 2013, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 of the Current Report on 8-K, filed by Cummins Inc. with the Securities and Exchange Commission on September 24, 2013 (File No. 001-04949)).
4 (c)	Fourth Supplemental Indenture, dated as of August 24, 2020, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 24, 2020 (File No. 001-04949)).
4 (d)	Fifth Supplemental Indenture, dated as of August 24, 2020, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 24, 2020 (File No. 001-04949)).
4 (e)	Description of Capital Stock (incorporated by reference to Exhibit 4(d) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-04949)).
4 (f)	Sixth Supplemental Indenture, dated as of February 20, 2024, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on February 20, 2024 (File No. 001-04949)).
4 (g)	Seventh Supplemental Indenture, dated as of February 20, 2024, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on February 20, 2024 (File No. 001-04949)).
4 (h)	Eighth Supplemental Indenture, dated as of February 20, 2024, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on February 20, 2024 (File No. 001-04949)).
4 (i)	Ninth Supplemental Indenture, dated as of May 9, 2025, between Cummins Inc. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on May 9, 2025 (File No. 001-04949)).
4 (j)	Tenth Supplemental Indenture, dated as of May 9, 2025, between Cummins Inc. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on May 9, 2025 (File No. 001-04949)).
4 (k)	Eleventh Supplemental Indenture, dated as of May 9, 2025, between Cummins Inc. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on May 9, 2025 (File No. 001-04949)).
10 (a)#	Target Bonus Plan (incorporated by reference to Exhibit 10(b) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)).
10 (b)#	Deferred Compensation Plan, as amended and restated February 15, 2021 (incorporated by reference to Exhibit 10(a) to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 4, 2021 (File No. 001-04949)).
10 (c)#	Supplemental Life Insurance and Deferred Income Plan, as amended and restated effective as of December 10, 2018 (incorporated by reference to Exhibit 10(d) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-04949)).
10 (d)#	Deferred Compensation Plan for Non-Employee Directors, as amended and restated January 1, 2026 (incorporated by reference to Exhibit 10.1 to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (File No. 001-04949)).
10 (e)#	Excess Benefit Retirement Plan, as amended (incorporated by reference to Exhibit 10(g) to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 28, 2014 (File No. 001-04949)).
10 (f)#	Employee Stock Purchase Plan, as amended and restated August 1, 2025 (incorporated by reference to Exhibit 10.4 to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (File No. 001-04949)).
10 (g)#	Longer Term Performance Plan (incorporated by reference to Exhibit 10(i) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)).
10 (h)#	2006 Executive Retention Plan, as amended (incorporated by reference to Exhibit 10(j) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-04949)).
10 (i)#	Senior Executive Target Bonus Plan (incorporated by reference to Exhibit 10(k) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)).
10 (j)#	Senior Executive Longer Term Performance Plan (incorporated by reference to Exhibit 10(l) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)).

10	(k)#	Form of Long-Term Grant Notice under the 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10(l) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-04949)).
10	(l)#	2012 Omnibus Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10 to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 1, 2018 (File No. 001-04949)).
10	(m)#	Form of Stock Option Agreement under the 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10(q) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04949)).
10	(n)#	Form of Restricted Stock Unit Award Agreement under the 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10(o) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-04949)).
10	(o)#	Form of Performance-Based Restricted Stock Unit Award Agreement under the 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10 to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-04949)).
10	(p)#	Key Employee Stock Investment Plan (filed herewith).
10	(q)	Third Amended and Restated Credit Agreement, dated as of June 2, 2025, by and among Cummins Inc., the subsidiary borrowers referred to therein, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on June 2, 2025 (File No. 001-04949)).
10	(r)	3-Year Credit Agreement, dated as of June 2, 2025, by and among Cummins Inc., the subsidiary borrowers referred to therein, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on June 2, 2025 (File No. 001-04949)).
10	(s)#	Amendment No. 1 to Supplemental Life Insurance and Deferred Income Plan, effective as of July 14, 2020 (incorporated by reference to Exhibit 10.1 to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 27, 2020 (File No. 001-04949)).
10	(t)#	Deposit Share Program, dated as of February 12, 2024 (incorporated by reference to Exhibit 10(y) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-04949)).
19		Insider Trading Policy (incorporated by reference to Exhibit 19 to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-04949)).
21		Subsidiaries of the Registrant (filed herewith).
23		Consent of PricewaterhouseCoopers LLP (filed herewith).
24		Powers of Attorney (filed herewith).
31	(a)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31	(b)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32		Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
97		Compensation Recovery Policy (incorporated by reference to Exhibit 97 to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-04949)).
101	.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101	.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101	.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101	.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101	.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101	.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104		Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

_____

\# A management contract or compensatory plan or arrangement.

* Filed with this annual report on Form 10-K are the following documents formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Statements of Net Income for the years ended December 31, 2025, 2024 and 2023, (ii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023, (iii) the Consolidated Balance Sheets for the years ended December 31, 2025 and 2024, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023, (v) the Consolidated Statements of Changes in Redeemable Noncontrolling Interests and Equity for the years ended December 31, 2025, 2024 and 2023, (vi) Notes to the Consolidated Financial Statements, (vii) the information included in Part I, Item 1C and (viii) the information included in Part II, Item 9B(b).

ITEM 16.   Form 10-K Summary (optional)

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMMINS INC.

By:	/s/ MARK A. SMITH	By:	/s/ LUTHER E. PETERS
	Mark A. Smith		Luther E. Peters
	Vice President and Chief Financial Officer		*Vice President—Corporate Controller*
	(Principal Financial Officer)		*(Principal Accounting Officer)*

Date: February 10, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JENNIFER RUMSEY	Chair and Chief Executive Officer	February 10, 2026
Jennifer Rumsey	(Principal Executive Officer)	
/s/ MARK A. SMITH	Vice President and Chief Financial Officer	February 10, 2026
Mark A. Smith	(Principal Financial Officer)	
/s/ LUTHER E. PETERS	Vice President—Corporate Controller	February 10, 2026
Luther E. Peters	(Principal Accounting Officer)	
*	Director	February 10, 2026
Gary L. Belske		
*	Director	February 10, 2026
Robert J. Bernhard		
*	Director	February 10, 2026
Bruno V. Di Leo Allen		
*	Director	February 10, 2026
Daniel W. Fisher		
*	Director	February 10, 2026
Carla A. Harris		
*	Director	February 10, 2026
Thomas J. Lynch		
*	Director	February 10, 2026
William I. Miller		
*	Director	February 10, 2026
Kimberly A. Nelson		
*	Director	February 10, 2026
Karen H. Quintos		
*	Director	February 10, 2026
John H. Stone		
*	Director	February 10, 2026
Matthew Tsien		

*By:	/s/ MARK A. SMITH
	Mark A. Smith
	Attorney-in-fact

[This page intentionally left blank]

[This page intentionally left blank]

SHAREHOLDER INFORMATION

SHAREHOLDER CONTACTS AND SERVICES

Stock transfer agent, registrar and dividend disbursing agent

Broadridge Corporate Issuer Solutions is the company's stock transfer agent and registrar. Broadridge Corporate Issuer Solutions maintains the company's shareholder records, disburses dividend checks and administers the company's Dividend Reinvestment Program.

General correspondence, address change, name change, notification of lost securities, transfers, inquiries about transfer requirements and correspondence relating to the Dividend Reinvestment Program should be directed to Broadridge Corporate Issuer Solutions.

By mail

Broadridge Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717-0718

By hand or overnight

Broadridge Shareholder Services
c/o Broadridge Corporate Issuer Solutions
Attn: BCIS IWS
51 Mercedes Way
Edgewood, NY 11717

By phone

1-844-973-0592

By email

Contact Broadridge Corporate Issuer Solutions through a secure website: www.shareholder.broadridge.com/cmi.

DIVIDENDS

Common stock dividends are payable quarterly upon authorization by the Board of Directors.

Dividend reinvestment

As an added service to shareholders, Cummins has a Dividend Reinvestment Plan administered by Broadridge Corporate Issuer Solutions. This plan gives shareholders of record the option of having their cash dividends and optional cash payments applied toward the purchase of additional shares. Shareholders desiring information about this plan may contact Broadridge Corporate Issuer Solutions (see above), or request information from Cummins through our website, www.investor.cummins.com.

Direct deposit of dividends

Automatic direct deposit of quarterly dividends is offered to our shareholders, at no charge, and provides secure and timely access to funds. For further information, please call 1-844-973-0592.

Direct registration

To provide our shareholders with a more convenient, secure and cost-effective means of share ownership, early in 2006 Cummins made arrangements to permit direct registration issuance and holding of its common stock by the company's registrar in "book entry" form. Shareholders are able to convert stock certificates to direct registration at any time. Future transfer or issuance of shares will be issued in direct registration form, unless the shareholder requests a stock certificate. For further information, please call 1-844-973-0592.

ADDITIONAL INFORMATION

The common stock of Cummins is traded on the New York Stock Exchange under the symbol CMI.

Annual Meeting

The 2026 Annual Meeting of Shareholders will be held at 11 a.m. (EDT) on Tuesday, May 12, 2026, virtually, at www.virtualshareholdermeeting.com/CMI2026.

Shareholders wishing to vote their shares should refer to the instructions found on the notice and access letter or proxy card they received.

Financial information

Through the Cummins website, www.investor.cummins.com, shareholders may access webcasts of company events including management presentations, quarterly earnings teleconferences and the Annual Meeting. Shareholders may also access SEC filings, press releases, stock quotes and other information, as well as request printed copies of reports and email alerts of company events.

Analyst and investor contacts

Analysts and investors seeking information about Cummins should contact:

Cummins Investor Relations
301 E. Market Street
Indianapolis, IN 46204
Phone: 812-377-3121
investor.relations@cummins.com

Quarterly earnings reporting

For 2026, Cummins' quarterly earnings will be announced on May 5, August 4, November 5, and early February 2027.



Cummins Inc.
Box 3005
Columbus, IN 47202-3005
U.S.A.

cummins.com

Bulletin 6686359 Produced in U.S.A. 3/26
©2026 Cummins Inc.



Cover printed on recycled paper.